As filed with the Securities and Exchange Commission on November 1, 2021

File No. 333-____________

811-21250

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No.

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 57

Allstate Life of New York Variable Life Separate Account A

(Exact Name of Registrant)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

(Name of Depositor)

800 Westchester Avenue

Suite 641 North

Rye Brook, New York 10573

(203) 762-4400

(Address of Depositor’s principal executive offices)

CT Corporation System

28 Liberty Street

Floor 42

New York, NY 10005

(212) 894-8940

(Name, Address and Telephone Number of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under the Consultant Protector flexible premium variable universal life insurance policy (“Policy”) on Form N-6. Interests under the Policy were previously registered on Form N-6 (File No. 333-100935) and funded by Allstate Life of New York Variable Life Separate Account A (File No. 811-21250). Upon effectiveness of the merger between Allstate Life Insurance Company of New York with and into Wilton Reassurance Life Company of New York (“WRNY”), WRNY became the obligor of the Policies and the depositor of Allstate Life of New York Variable Life Separate Account A (which was transferred intact to WRNY), necessitating the filing of a new Registration Statement under the Securities Act of 1933 and an amendment to the Registration Statement under the Investment Company Act of 1940.

Consultant Protector Variable Universal Life Prospectus

Issued by

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

Through

Allstate Life of New York Variable Life Separate Account A

Supplement dated November 1, 2021

to the

Prospectus dated May 1, 2020

Home Office: 800 Westchester Avenue, Suite 641 North

Rye Brook, NY, 10573

Wilton Reassurance Life Company of New York (“WRNY”) is supplementing the prospectus dated May 1, 2020 for the Consultant Protector Variable Universal Life policy (the “Policy”) to provide information regarding the merger (the “Merger”) of Allstate Life Insurance Company of New York (“ALNY”), with and into WRNY and also updates certain other information since the prospectus was last updated. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus. Except as modified in this supplement, all other terms and information in the prospectus remain unchanged.

On October 1, 2021, Wilton Reassurance Company (“WRAC”) acquired Allstate Life Insurance Company of New York (“ALNY”). On November 1, 2021 ALNY merged into WRNY a subsidiary of WRAC (the “Merger”).

Before the Merger, ALNY was the issuer of your Policy. After the Merger, ALNY’s corporate existence ceased by operation of law, and WRNY assumed legal ownership of all of the assets of ALNY, including Allstate Life of New York Variable Life Separate Account A (the “Separate Account”) that funds the Policy, and the assets of the Separate Account. As a result of the merger, WRNY became responsible for all liabilities and obligations of ALNY, including those created under your Policy.

The Merger did not affect the terms of, or the rights and obligations under, your Policy, other than to change the insurance company that provides your Policy benefits from ALNY to WRNY. The Merger did not affect your Policy’s values or result in any adverse tax consequences for any Policy owners. Policy owners will not be charged additional fees or expenses as a result of the Merger.

All references in the prospectus to Allstate Life Insurance Company of New York are changed to Wilton Reassurance Life Company of New York.

You will receive a Policy endorsement from WRNY that reflects the change from ALNY to WRNY. Until we amend all forms we use that are related to the Policy, we may still reflect ALNY in correspondence and disclosure to you.

The Policy is no longer available for new sales, but owners of outstanding Policies may continue to make additional premium payments.

You can contact us about your Policy by writing to us at P.O. Box 660191, Dallas, TX 75266-0191 or calling us at 1-800-865-5237. You may obtain a copy of the Prospectus without charge by going to https://www.accessallstate.com and looking at the tab for this product.

I. The Portfolio Annual Expenses section and chart on page11 is deleted and replaced with the following:

Portfolio Annual Expenses (as a percentage of Portfolio average daily net assets)

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Policy. More detail concerning each Portfolio’s fees and expenses appears in the prospectus for each Portfolio.

	Minimum	Maximum
Total Annual Operating Expenses (1) expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or service (12b-1) fees, and other expenses	0.24%	1.73%

(1) Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2020.

II. The following replaces the sections under the heading “About Us” (p. 30):

Wilton Reassurance Life Company of New York. Wilton Reassurance Life Company of New York (“Company”) serves as depositor of the Separate Account. The home office is located in Rye Brook, New York. Our administrative offices are located at 20 Glover Avenue, 4th Floor, Norwalk, CT 06850, however our mailing address is P.O. Box 660191, Dallas, TX 75266-0191.

The Separate Account. Allstate Life of New York Variable Life Separate Account A is the registrant of the policies. It was originally established in 1995, as a segregated asset account of Allstate Life Insurance Company of New York. Allstate Life Insurance Company of New York was acquired by Wilton Reassurance Company on October 1, 2021 and subsequently on November 1, 2021 merged into Wilton Reassurance Life Company of New York on the same date. The Separate Account meets the definition of a “separate account” under the federal securities laws and is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or the Company. Allstate Life of New York Variable Life Separate Account A is a segregated separate account of the Company. Wilton Reassurance Life Company of New York owns the assets of the Separate Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Policy Value of the Policies offered by this Prospectus, these assets may not be used to pay any liabilities Wilton Reassurance Life Company of New York other than those arising from the Policies. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, gains, losses or any investment experience of Wilton Reassurance Life Company of New York’s other assets. Wilton Reassurance Life Company of New York is obligated to pay all amounts promised to Policy Owners under the Policies.

The Separate Account is divided into Sub-Accounts. The assets of each Sub-Account are invested in the shares of one of the Portfolio Companies. We do not guarantee the investment performance of the Separate Account, its Sub- Accounts, or the Portfolio Companies. Values allocated to the Separate Account rise and fall with the values of shares of the Portfolio Companies and are also reduced by Policy charges. We use the Separate Account to fund the Policies and our other variable universal life insurance policies. We account separately for each type of variable life insurance policy funded by the Separate Account.

The street address for the Allstate Life of New York Variable Life Separate Account A is 20 Glover Avenue, 4th Floor, Norwalk, CT 06850, with a mailing address of P.O. Box 660191, Dallas, TX 75266-0191.

III.    The following replaces the section under the heading “Legal Proceedings” and “Legal Matters” (p. 35) in your prospectus:

Legal Proceedings

There are no pending material legal proceedings to which the Separate Account, principal underwriter, or Wilton Reassurance Life Company of New York is a party. Legal proceedings are material to the extent that they are likely to have a material adverse effect on the ability of the Separate Account, principal underwriter, or Wilton Reassurance Life Company of New York to meet its obligations with respect to the Policy. Wilton Reassurance Life Company of New York is engaged in routine lawsuits, which, in our management’s judgment, are not of material importance to its respective total assets or material with respect to the Separate Account.

Legal Matters

All matters of New York law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under New York law, have been passed upon by Jaime Merritt, Assistant Secretary of Wilton Reassurance Life Company of New York.

IV.    The following replaces the disclosure under the heading “Financial Statements” (p. 35):

The following financials statements are included in the supplement dated November 1, 2021 to the statement of additional information (“SAI”):

• The statements of net assets of each of the individual Sub-Accounts, which comprise the Separate Account, as of December 31, 2020, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two-year period ended December 31, 2020 and the accompanying Report of Independent Registered Public Accounting Firm are incorporated herein by reference to Form N-VPFS, SEC file No.  811-21250, filed on April 21, 2021;

• The financial statements of Allstate Life Insurance Company of New York as of and for the years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, and unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020; and

• The financial statements of Wilton Reassurance Life Company of New York as of and for each of the three years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020, and unaudited pro-forma financial information reflecting the Merger.

The financial statements of Allstate Life Insurance Company of New York and the financial statements of Wilton Reassurance Life Company of New York are presented in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. The financial statements of the Separate Account are presented in conformity with accounting principles generally accepted in the United States of America.

For a free copy of the SAI and supplement dated November 1, 2021, please write to us P.O. Box 660191, Dallas, TX 75266-0191 or call us at 1-800-865-5237.

Consultant Protector Variable Universal Life Prospectus

Flexible Premium Variable Universal Life Insurance Policies

Issued by:

Allstate Life Insurance Company of New York

In connection with:

Allstate Life of New York Variable Life Separate Account A

Street Address:

2940 S. 84th Street

Lincoln, NE 68506-4142

Mailing Address:

P.O. Box 660191

Dallas, TX 75266-0191

Telephone Number: 1-800-865-5237

Fax Number: 1-866-525-5433

This Prospectus describes information you should know before you purchase the Consultant Protector Flexible Premium Variable Universal Life Insurance Policy. Please read it carefully and retain it for your records.

This Policy is designed to provide both life insurance protection and flexibility in connection with Premium payments and Death Benefits. Subject to certain restrictions, you may vary the frequency and amount of Premium payments and increase or decrease the level of life insurance benefits payable under the Policy.

Effective December 31, 2008, this product is no longer being offered for sale.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Beginning in January 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for portfolio companies available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from Allstate Life Insurance Company of New York. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from Allstate Life Insurance Company of New York electronically by contacting Allstate Life Insurance Company of New York Customer Service at 1-800-865-5237.

You may elect to receive all future reports in paper free of charge. You can inform Allstate Life Insurance Company of New York that you wish to continue receiving paper copies of your shareholder reports by contacting Allstate Life Insurance Company of New York Customer Service at 1-800-865-5237. Your election to receive reports in paper will apply to all portfolio companies available under your contract.

The date of this Prospectus is May 1, 2020

1 PROSPECTUS

Table of Contents

SUMMARY		POLICY LOANS

Description of the Policy and Policy Benefits	4	General	23

Risks of the Policy	6	Loan Interest	24

The Portfolios And Associated Risks	7	Loan Repayment	24

		Pre-Existing Loan	24

FEE TABLE		Effect on Policy Value	24

Transaction Fees	8	SURRENDERS AND WITHDRAWALS

Periodic Charges Other Than Portfolio Operating Expenses	9	Surrenders	25

		Partial Withdrawal	25

Optional Benefit Charges	10	SETTLEMENT OPTIONS	25

Portfolio Annual Expenses (as a percentage of Portfolio average daily net assets)	11	MATURITY	26

		LAPSE AND REINSTATEMENT

Portfolio Total Annual Operating Expenses	11	Lapse and Grace Period	26

PURCHASE OF POLICY AND PREMIUMS		Reinstatement	26

Application for a Policy	11	CANCELLATION AND CONVERSION RIGHTS

Premium Payments	11	Free-Look Period	26

Premium Limits	12	Conversion	26

Safety Net Premium	12	CHARGES AND DEDUCTIONS

Modified Endowment Contracts	12	Premium Expense Charge	27

Allocation of Premiums	12	Monthly Deduction	27

		Policy Fee	27

POLICY VALUE		Administrative Expense Charge	27

General	13	Mortality and Expense Risk Charge	27

Accumulation Units	13	Cost of Insurance Charge	27

Accumulation Unit Value	13	Rider Charges	28

Written Requests and Forms in Good Order	13	Separate Account Income Taxes	28

Postponement of Payments	13	Portfolio Charges	28

TRANSFERS		Surrender Charge	28

General	14	Transfer Fee	30

		GENERAL POLICY PROVISIONS

Transfers Authorized by Telephone	14	Beneficiaries	30

Dollar Cost Averaging	14	Assignment	30

Portfolio Rebalancing	15	Dividends	30

Market Timing & Excessive Trading	15	ABOUT US

Trading Limitations	16	Allstate Life Insurance Company of New York	30

Agreements to Share Information with Funds	16	The Separate Account	30

Short Term Trading Fees	16	FEDERAL TAXES

		Introduction	31

INVESTMENT AND FIXED ACCOUNT OPTIONS

The Sub-Accounts and the Portfolios	17

Voting Rights	20

Additions, Deletions and Substitutions of Securities	20

The Fixed Account	20

DEATH BENEFITS AND OPTIONAL INSURANCE BENEFITS		Taxation of the Company and the Separate Account	31

Death Benefits	21	Taxation of Policy Benefits	31

Death Benefit Options	21	Employer Owned Life Insurance (a.k.a. “COLI”)	32

Change to Death Benefit Option	21	Modified Endowment Contracts	32

Change to Face Amount	22	Income Tax Withholding	33

Optional Insurance Benefits	22	Diversification Requirements	33

		Ownership Treatment	33

		Generation-Skipping Transfer Tax	33

		Reportable Policy Sale	34

		Medicare Tax on Investment Income.	34

2 PROSPECTUS

DISTRIBUTION	34
LEGAL PROCEEDINGS	35
LEGAL MATTERS	35
FINANCIAL STATEMENTS	35
CYBER SECURITY RISKS	35
GLOSSARY OF SPECIAL TERMS	36
WHERE YOU CAN FIND MORE INFORMATION	38

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE.

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

Capitalized terms used in this prospectus are defined where first used or in the Glossary beginning on page 36 of this prospectus.

3 PROSPECTUS

Summary

Description of the Policy and Policy Benefits

1.	What is a Flexible Premium Variable Universal Life Insurance Policy?

Your Policy is designed to be flexible to meet your specific life insurance needs. Your Policy has a Death Benefit, Policy Value (both terms defined below) and other features of life insurance providing fixed benefits. Your Policy is a “flexible premium” policy because you have a great amount of flexibility in determining when and how much Premium you want to pay. Your Policy is a “variable” policy because the Death Benefit and Policy Value vary according to the investment performance of the Sub-Accounts to which you have allocated your Premiums. The Policy provides you with an opportunity to take advantage of any increase in your Policy Value but you also bear the risk of any decrease.

2.	What are the Premiums for this Policy?

You have considerable flexibility as to the timing and amount of your Premiums. You have a required first year Premium for your Policy, which is based on your Policy’s Face Amount and the Insured’s age, sex and risk class. You do not have to pay the required Premium after the first Policy Year. However, to take advantage of the Safety Net Premium feature (discussed below), you must pay the cumulative Safety Net Premiums due. Otherwise, you may pay any level of Premium, as long as the Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code. For more information, please see “Purchase of Policy and Premiums” on page 11 and “Federal Taxes” beginning on page 31.

You also may establish a planned periodic Premium. You are not required to pay the planned periodic Premium and we will not terminate your Policy merely because you did not.

If you pay more Premium than permitted under section 7702A of the Tax Code, your Policy would be classified as a modified endowment contract, which would affect the federal income tax treatment of loans and withdrawals. For more information, see “Federal Taxes - Modified Endowment Contracts” on page 32.

3.	What is the Safety Net Premium Feature?

We agree to keep the Policy (including any riders) in force for a specified period, regardless of the investment performance of the Sub-Accounts, as long as your total Premiums paid (as reduced to reflect withdrawals and Policy Debt) at least equals the cumulative Safety Net Premium amount shown in your Policy. If the Insured is age 60 or less at the Issue Date, the specified period is the first twenty Policy Years. Otherwise, it runs from the Issue Date until the next Policy Anniversary after the Insured’s 80th birthday. For additional discussion, see “Purchase of Policy and Premiums - Safety Net Premium” on page 12.When the Safety Net Premium is not in effect, your Policy remains in force as long as the Net Surrender Value is large enough to pay the charges on your Policy as they come due. For more detail please see “Lapse and Reinstatement” on page 26.

4.	How is my Policy Value Determined?

Your Premiums are invested in one or more of the Sub- Accounts or allocated to the Fixed Account, as you instruct us. Your Policy Value is the sum of the values of your interests in the Sub-Accounts of the Separate Account, plus the values in the Fixed Account and the Loan Account. Your Policy Value depends on the investment performance of the Sub-Accounts and the amount of interest we credit to the Fixed Account, as well as the Net Premiums paid, partial withdrawals, and charges assessed. We have summarized the charges imposed under the Policy in “Fee Tables” and described them in more detail in “Charges and Deductions” on page 27. For additional discussion of your Policy Value, please see “Policy Value” on page 13.

5.	What are the Investment Choices for this Policy?

The Policy currently offers multiple investment options, each of which is a Sub-Account. You may invest in up to twenty-one (21) Sub-Accounts or twenty (20) Sub-Accounts plus the Fixed Account. Each Sub-Account invests in a single Portfolio. See “Investment and Fixed Account Options - The Sub-Accounts and the Portfolios” on page 17 for a listing of the Sub-Accounts currently available under the Policy. We also offer a Fixed Account option. You may transfer money among your investment choices, subject to restrictions. Please see “Risks of the Policy” on page 6 and “Transfers - Trading Limitations” on page 16.

6.	How are my Premiums and Policy Value Allocated?

Before your Premiums are allocated to the Policy Value, we deduct a Premium Expense Charge of 5.25%. For more detail, see “Charges and Deductions” on page 27. The amount remaining after the deduction of the Premium Expense Charge is called the Net Premium.

When you apply for the Policy, you specify in your application how to allocate your Net Premiums. You may change your allocations at any time by notifying us in writing at the address on the front cover of this Prospectus. See “Purchase of Policy and Premiums - Allocation of Premiums” on page 12.

Generally, we allocate your initial Premiums to the Sub-Accounts and the Fixed Account when we have received your Premium and underwriting approval. We reserve the right, however, to delay the allocation of your initial Premium to the Sub-Accounts as described in “Purchase of Policy and Premiums - Allocation of Premiums” on page 12. Furthermore, if outstanding requirements prevent us from placing your Policy in force, your Premiums are not allocated until you satisfy those requirements.

4 PROSPECTUS

We generally allocate your other Premiums to the Sub-Accounts and the Fixed Account as of the date we receive your Premiums in our home office. However, we reserve the right to delay the allocation of any Premium that requires underwriting.

7. May I Transfer Policy Value Among the Sub-Accounts and the Fixed Account?

You may transfer Policy Value among the Sub-Accounts and the Fixed Account by writing to or calling us at 1-800-268-5619. While you also may transfer amounts from the Fixed Account, certain restrictions may apply. While we currently are waiving the transfer fee, we reserve the right under your Policy to charge a transfer fee on certain transfers.

In addition, you may use our automatic Dollar Cost Averaging Program or our Portfolio Rebalancing Program, though you may not use both at the same time. For additional information, please see “Transfers - Dollar Cost Averaging” on page 14.

8. What are the Death Benefit Options?

While your Policy is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. The Policy provides for two Death Benefit options you may choose between while the Insured is alive. Under Option 1, the Death Benefit is equal to the greater of your Policy’s Face Amount or the Policy Value multiplied by a specified percentage. Under Option 2, the Death Benefit is equal to the greater of your Policy’s Face Amount plus the Policy Value on the Insured’s date of death or the Policy Value multiplied by a specified percentage. Decreases in the Policy Value never cause the Death Benefit to be less than the Face Amount. Before we pay the Death Benefit to the Beneficiary, however, we subtract an amount sufficient to repay any outstanding Policy Debt and to pay any due and unpaid charge. For additional information, please see “Policy Loans” on page 23 and “Death Benefits and Optional Insurance Benefits” on page 21.

9. How is the Death Benefit paid?

While the Policy is in force and when the Insured dies, we pay a Death Benefit to your Beneficiary. You or your Beneficiary may choose to receive the proceeds of the Policy in the form of one sum payment or over a period under an optional payment plan. The Death Benefit proceeds are reduced by any amount you owe us, such as outstanding loans, loan interest or unpaid charges. The proceeds may be increased, if for example, you have added a rider that provides an additional benefit. We determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.

10. Can I Increase or Decrease my Policy’s Face Amount?

Yes, you have considerable flexibility to increase or decrease your Policy’s Face Amount. You may request an increase and/or a decrease after the first Policy Year by sending a written request to us. Your requested increase must be at least $10,000. If you request an increase, you must provide evidence of insurability to us that meets our standards. An increase in the Face Amount increases the charges deducted from your Policy Value. You may not decrease the Face Amount of your Policy below $100,000. We do not permit a Face Amount change if the Policy is in the Grace Period. For more detail, see “Death Benefits and Optional Insurance Benefits - Change to Face Amount” on page 22. In addition, modifying your Policy’s Face Amount might have tax ramifications. For an additional discussion, please see “Federal Taxes” on page 31.

11. Do I have Access to the Value of my Policy?

Yes. You may surrender your Policy at any time for its Net Surrender Value. Upon surrender, life insurance coverage under your Policy ends. We may subtract a surrender charge from your surrender proceeds during the first fourteen Policy Years and the first fourteen years following an increase to the Face Amount. For more information concerning the calculation of surrender charges, see “Charges and Deductions - Surrender Charge” on page 28.

You also may withdraw part of your Policy Value through a partial withdrawal, which must equal at least $500. In addition, the maximum partial withdrawal amount may not reduce the Face Amount below $25,000. For more detail, see “Surrenders and Withdrawals” on page 25.

Surrenders and withdrawals may have tax consequences. For an additional discussion, please see “Risks of the Policy” on page 6 and “Federal Taxes - Taxation of Policy Benefits” on page 31.

12. May I Take out a Policy Loan?

You may borrow money from us using your Policy as security for the loan. The maximum loan amount is equal to 90% of the Surrender Value. For more detail, see “Policy Loans” on page 23.

13. Can I Exchange my Policy?

During the first 24 months after your Policy is issued, or the first two years after an increase in the Face Amount, if your Policy remains in force, you may exchange or amend your Policy to convert it to a non-variable universal life insurance policy without submitting proof of insurability. We will accomplish the conversion by transferring all of your Policy Value to the Fixed Account and ending your right under the Policy to allocate Policy Value to the Sub-Accounts. Charges under the amended Policy will be based on the same risk classification as the Policy. We will not charge you for this conversion. In addition, if at any time we make a material change to the investment policy of the separate account, you may exchange your Policy. We will notify you in writing of any such change and your exchange rights and you will have 60 days thereafter to execute a plan exchange.

5 PROSPECTUS

14. Can I Cancel my Policy?

You may cancel your Policy by returning it to us within 10 days after you receive it. We refund the Premium paid. Your Policy contains specific information about your free-look rights. For more information, see “Cancellation and Conversion Rights—Free-Look Period,” on page 26.

Risks of the Policy

1. Is my Policy Value Guaranteed?

Your Policy Value is not guaranteed. However, the payment of the Death Benefit may be guaranteed under the Safety Net Premium feature. The value of your Policy fluctuates with the performance of the investment options you choose. Your investment options may not perform to your expectations. Your Policy Values in the Sub-Accounts may rise or fall depending on the performance of the Portfolios in which the Sub-Accounts invest and the charges under your Policy. For more detail, please see “The Portfolios and Associated Risks” on page 7 and “Investment and Fixed Account Options” on page 17. In addition, a guarantee with respect to interest rate applies only to the Fixed Account investment option.

2. Is this Policy Suitable for Short-Term Savings?

No, you should not purchase the Policy if you may need to access the Policy Value within a short time. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long- term nature of the Policy is consistent with the purpose for which it is being considered.

3. Can my Policy Lapse?

Your Policy could terminate if the value of your Policy becomes too low to support the Policy’s monthly charges and the Safety Net Premium feature is not in effect. If this occurs, we notify you in writing. You will then have a 61-day Grace Period to pay additional amounts to prevent your Policy from terminating. See “Lapse and Reinstatement” on page 26. If you have any outstanding Policy Loans when your Policy lapses, you may have taxable income as a result. See “Federal Taxes” on page 31.

4. Are There Risks Involved with Specialized Uses of the Policy?

Because the Policy provides for an accumulation of Policy Values as well as Death Benefit, you may wish to use it for various individual and business planning purposes. Purchasing the Policy in part for such purposes may involve certain risks. For example, if the investment performance of the Sub-Accounts is poorer than expected or if sufficient Premiums are not paid, the Policy may lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy Loans may significantly affect current and future Policy Value, Surrender Value or Death Benefit proceeds. The Policy is designed to provide benefits on a long-term basis. Before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. See “Federal Taxes” on page 31.

5.	What are the Limitations on Withdrawal?

After the first Policy Year, withdrawals are permitted. As noted above, the minimum withdrawal amount permitted is $500, and maximum partial withdrawal amount may not reduce the Face Amount below $25,000. While the surrender charge does not apply to partial withdrawals, we impose a $10 service fee on each withdrawal. Please note that withdrawals reduce your Policy’s Death Benefit, See “Partial Withdrawals” on page 25. In addition, withdrawals may have tax consequences. See “Federal Taxes” on page 31.

6.	What are the Limitations on Transfer?

We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among your investment options and the Fixed Account. In addition, while we currently are not charging a transfer fee, the Policy gives us the right to impose a transfer fee of up to $10 in certain circumstances. We reserve the right to limit transfers in any Policy Year, or to refuse any transfer request for a Policy Owner or certain Policy Owners. For example, we reserve the right to limit excessive trading and transfers that would disadvantage Policy Owners or have a detrimental effect on Accumulation Unit Values or the share price of any Portfolio. See “Transfers - Market Timing and Excessive Trading” on page 15 and “Trading Limitations” on page 16.

7.	What are the Limitations or Charges on Surrender of the Policy?

You may surrender your Policy at any time. We deduct a surrender charge from the surrender proceeds. The surrender charge is calculated as described in “Charges and Deductions -Surrender Charge” on page 28. While the amount of the surrender charge decreases over time, it may be a substantial portion or even exceed your Policy Value. In addition, the surrender of your Policy may have tax consequences. See “Federal Taxes” on page 31.

8.	What are the Risks of Taking a Policy Loan?

Taking a loan from your Policy may increase the risk that your Policy will lapse, will have a permanent effect on your Policy Value and will reduce the Death Proceeds. In addition, if your Policy is a Modified Endowment Contract for tax purposes, taking a Policy Loan may have tax consequences. See “Federal Taxes - Modified Endowment Contracts” on page 32.

9.	What are the Tax Consequences of Buying this Policy?

6 PROSPECTUS

Your Policy is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Premiums you pay under the Policy to ensure that your Policy continues to meet that definition.

Current federal tax law generally excludes all Death Benefits from the gross income of the beneficiary of a life insurance policy. In addition, you generally are not subject to taxation on any increase in the Policy Value until it is withdrawn. Generally, you are taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total Premiums paid. Amounts received upon surrender or withdrawal in excess of Premiums paid are treated as ordinary income.

Special rules govern the tax treatment of life insurance policies that meet the federal definition of a modified endowment contract. Depending on the amount and timing of your Premiums, your Policy may meet that definition. Under current tax law, Death Benefit payments under modified endowment contracts, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and policy loans, however, are treated differently. Amounts withdrawn and policy loans are treated first as income, to the extent of any gain, and then as a return of Premium. The income portion of the distribution is includible in your taxable income. In addition, an additional 10% federal penalty tax is generally imposed on the taxable portion of amounts received before age 59 1⁄2. We will not accept any Premium that would cause the Policy not to qualify as a life insurance contract under the Tax Code. For more information on the tax treatment of the Policy, see “Federal Taxes” on page 31.

The death benefit of life insurance policies that were transferred for value may be subject to ordinary income taxes. Estate taxes may apply. Consult your tax advisor for additional information.

The Portfolios And Associated Risks

1.	What is a Portfolio?

Each of the Sub-Accounts invests in the shares of one of the Portfolios. Each Portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 (“1940 Act”) or a separate investment series of an open-end management investment company. Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies, which are described in the Prospectuses for the Portfolios. Each Portfolio operates as a separate investment fund, and the income, gains and losses of one Portfolio generally have no effect on the investment performance of any other. Under the Policy, the Sub-Accounts currently invest in the Portfolios set forth in this Prospectus. Some of the Sub-Accounts described in this Prospectus may not be available under your Policy. For an additional discussion of the Portfolios, please see “Investment and Fixed Account Options - The Portfolios” on page 17.

2.	What are the Risks of the Portfolios?

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Sub-Accounts may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Portfolios in which those Sub-Accounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. A description of each Portfolio’s investment policies and a comprehensive statement of each Portfolio’s risks may be found in its Prospectus. For additional information, please see “Investment and Fixed Account Options - The Sub-Accounts and the Portfolios” on page 17.

3.	How can I Learn More about the Portfolios?

You should read the Portfolios’ current Prospectuses for detailed information concerning their investment objectives and strategies, and their investment risks. You should read the Portfolios’ Prospectuses before allocating amounts to the Sub-Accounts. If you do not have a Prospectus for a Portfolio, please contact us at the number listed on the first page of this Prospectus and we will send you a copy.

7 PROSPECTUS

Fee Tables

The following tables describe the fees and expenses that you pay when buying, owning and surrendering the Policy. The first table describes the maximum fees and expenses that you pay at the time that you buy or surrender the Policy or transfer cash value between investment options.

TRANSACTION FEES

Charge	When Charge is Deducted	Amount Deducted
Premium Expense Charge	When you pay a Premium.	5.25% of the Premium amount.

Surrender Charge (per $1000 of Face Amount) (1)	When you surrender your Policy during the first 14 Policy Years.

Minimum and Maximum Initial Surrender Charge:		Minimum: $4.70 per $1000. Maximum: $46.90 per $1000

Initial Surrender Charge for 45 year-old male non-smoker, $120,000 Face Amount		$27.36 per $1000.

Transfer Fee (2)	Second and each subsequent transfer in each calendar month.	$10.00 maximum; $0 current

Partial Withdrawal Service Fee	When you make a withdrawal.	$10.00 per withdrawal

Loan Interest Rate (3)(4)	When you have a Policy Loan.	Interest Rate on Preferred Loans 4%

Interest Rate on Standard Loans 5%

(1)

The initial amount of the surrender charge generally equals the Initial Face Amount of your Policy multiplied by the applicable rate per thousand dollars of Face Amount. The applicable rate depends on the Insured’s age at issue, sex and status as a smoker. An additional surrender charge applies to Face Amount increases. The surrender charge shown in the table above may not be representative of the charge you would pay. For more information about the surrender charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of this Prospectus or contact your agent.

(2)	Currently, we are waiving this fee.

(3)

When we make a Policy Loan, we transfer to the Loan Account a portion of the Policy Value equal to the loan amount. The amounts allocated to the Loan Account are currently credited with interest at 4%. For more information, see “Policy Loans” on page 23.

(4)	Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans.

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The table below describes the fees and expenses that you pay periodically during the time that you own the Policy, not including the Portfolio fees and expenses. Each of these fees is calculated monthly and deducted from your Policy Value as part of the Monthly Deduction

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

Charge	When Charge is Deducted	Amount Deducted
Minimum and Maximum COI Charge (1):		Guaranteed: Minimum: $0.06 per $1000.	Current: Minimum: $0.01 per $1000.
		Maximum: $83.33 per $1000.	Maximum: $33.68 per $1000

Minimum & Maximum COI		Guaranteed:	Current:
Charge for a 45-year old Male Non-Smoker, $120,000 Face Amount		Minimum: $0.29 per $1000. Maximum: $83.33 per $1000.	Minimum: $0.23 per $1000. Maximum: $22.06 per $1000.

Administrative Expense Charge (per $1000 Initial Face Amount) (2)	Monthly	Annual Rate for Policy Years 1-20: 0.35 per $1000.	Annual Rate for Policy Years 21+: 0.20 per $1000

Policy Fee	Monthly	Guaranteed: $10.00

Mortality and Expense Risk Charge (as a percentage of total monthly Sub-Account Value) (3)	Monthly	Annual Rate for Policy Years 1-14: 0.55%.	Annual Rate for Policy Years 15+: 0.15%.

(1)

The cost of insurance charge varies based on individual characteristics such as the age, Policy Year, underwriting class, Face Amount and sex of the Insured. We determine the current cost of insurance rates, but we guarantee that we will never charge you a higher cost of insurance rate than the guaranteed rate shown in your Policy. We calculate a separate cost of insurance charge for any increase in the Face Amount based on the Insured’s circumstances at the time of the increase. For more information about the calculation of the cost of insurance charges, see “Charges and Deductions” on page 27.

The cost of insurance charge shown in the table above may not be representative of the charge you would pay. For more information about the cost of insurance charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of this Prospectus or contact your agent.

(2)	The monthly Administrative Expense Charge is $0.03 per $1,000 of Face Amount for the first 20 Policy Years, and $0.02 per $1,000 of Face Amount thereafter.

(3)	The monthly mortality and expense risk charge is 0.046% for the first 14 Policy Years and 0.012% thereafter.

We currently do not deduct a separate charge against the Separate Account for income taxes. In the future, however, we may impose such a charge if in our sole discretion, we determine that we will incur a tax from the operation of the Separate Account.

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OPTIONAL BENEFIT CHARGES

Currently, we are offering the following optional riders. The charges for the riders you select are deducted monthly from your Policy Value as part of the Monthly Deduction. You may not be eligible for all optional Riders shown below. The benefits provided under each rider are summarized in “Optional Insurance Benefits” beginning on page 22:

Optional Benefit	When Charge is Deducted	Amount Deducted
CHILDREN’S LEVEL TERM RIDER (per $1,000 unit of coverage)	Monthly	$0.53 per unit

ACCIDENTAL DEATH BENEFIT RIDER (per $1,000 of benefit amount) (1) Minimum and Maximum COI Charge:	Monthly	Minimum COI: $0.08 per $1,000
Maximum COI: $0.13 per $1,000
Minimum and Maximum COI Charge for a 45-year old male Non-Smoker, $120,000		Mininum COI: $0.07 per $1,000 Maximum COI: $0.13 per $1,000

CONTINUATION OF PREMIUM RIDER (per $100 of benefit amount) (2) Minimum and Maximum COI Charge:	Monthly	Minimum COI: $0.23 per $100 Maximum COI: $1.54 per $100

Minimum and Maximum COI Charge for a 45-year old male Non-Smoker, $120,000 ADDITIONAL INSURED RIDER (per $1000 of benefit amount) (3)	Monthly	Minimum COI: $0.53 per $100 Maximum COI: $0.53 per $100
Minimum and Maximum COI Charge:		Guaranteed:
Minimum COI: $0.06 per $1,000
Maximum COI: $83.33 per $1,000
Current:
Minimum COI: $0.01 per $1,000
Maximum COI: $33.68 per $1,000
Minimum and Maximum COI Charge for a 45-year old male Non-Smoker, $120,000		Guaranteed: Minimum COI: $0.06 per $1,000
Maximum COI: $83.33 per $1,000
Current:
Minimum COI: $0.23 per $1,000
Maximum COI: $22.06 per $1,000

PRIMARY INSURED TERM INSURANCE BENEFIT RIDER (per $1000 of benefit amount) (4)	Monthly

Minimum and Maximum COI Charge:		Guaranteed:
Minimum COI: $0.06 per $1,000
Maximum COI: $83.33 per $1,000
Current:
Minimum COI: $0.02 per $1,000
Maximum COI: $25.26 per $1,000
Minimum and Maximum COI Charge for a 45-year old male Non-Smoker, $120,000		Guaranteed: Minimum COI: $0.06 per $1,000
Maximum COI: $83.33 per $1,000
Current:
Minimum COI: $0.06 per $1,000
Maximum COI: $17.03 per $1,000

ACCELERATED DEATH BENEFIT RIDER (5)	N/A	N/A

OVERLOAN PROTECTION RIDER (6)	N/A	N/A

(1)

The applicable charge depends on the Insured’s age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(2)

The applicable charge depends on the Insured’s sex and age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(3)

The applicable charge depends on the Additional Insured’s age, sex and underwriting status when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that applies to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

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(4)

The applicable charge depends on the Insured’s age at issue, sex and underwriting status. The charge shown you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(5)	There is no additional cost for this Rider. The Accelerated Death Benefit Rider may be added to your Policy at any time.

(6)

The Overloan Protection Rider is available only for policies applied for on or after August 27, 2007. There is no charge for the rider unless the benefit is elected, when a one-time charge of 4.5% of the Policy Value will be deducted.

Portfolio Annual Expenses (as a percentage of Portfolio average daily net assets)

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Policy. Advisors and/or other service providers of certain Portfolios may have agreed to waive their fees and/or reimburse Portfolio expenses in order to keep the Portfolios’ expenses below specified limits. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Portfolio’s fees and expenses appears in the prospectus for each Portfolio.

Portfolio Total Annual Operating Expenses

	Minimum	Maximum

Total Annual Portfolio Operating Expenses(1) (expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or services (12b-1) fees, and other expenses)	0.10%	1.72%

(1)	Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2019.

Purchase of Policy and Premiums

Application for a Policy. You may apply to purchase a Policy by submitting a written application to us at the address given on the first page of this Prospectus. We generally do not issue Policies to insure people who are older than age 80. The minimum Face Amount for a Policy is $100,000. Before we issue a Policy, we require you to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Policy to you, we return your Premium to you. We reserve the right to change the terms or conditions of your Policy to comply with changes in the applicable law.

We issue your Policy when we have determined that your application meets our underwriting requirements. We apply our customary underwriting standards to the proposed Insured. If on the Issue Date there are outstanding requirements that prevent us from placing your Policy in force, we will allocate your Premium when all requirements have been met. An example of an outstanding requirement is an amendment to your application that requires your signature. We commence coverage of the Insured under the Policy, on the later of: (i) the Issue Date, (ii) the date that we receive your first Premium, or (iii) the date that all requirements have been met.

If you pay a Premium with your application and your requested Face Amount is less than $500,000, we provide the Insured with temporary conditional insurance only if you meet all of the terms of a conditional receipt. The temporary conditional insurance provides coverage during the underwriting of your application but only if you are ultimately approved for coverage on the same basis as the risk classification and Face Amount of coverage for which you applied. This temporary conditional coverage starts when you complete your application and pay the first Premium, unless a medical exam or lab test results are required. In that event, temporary conditional coverage starts when all medical exams and lab tests have been completed. The Issue Date determines Monthly Deduction Days, Policy Months, and Policy Years.

Premium Payments. During the first Policy Year, you must pay an amount at least equal to the required Premium shown in your Policy. We send you a reminder notice if you pay annually, semi-annually or quarterly. You may also make a Monthly Automatic Payment.

After the first Policy Year, you may pay additional Premium at any time, and in any amount, as long as your Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code, as explained in “Federal Taxes” beginning on page 31. Premiums must be sent to us at the address on the first page. Unless you request otherwise in writing, we treat all payments received while a Policy loan exists as new Premium.

Your Policy also shows a planned periodic Premium amount; however, you are not required to pay the planned periodic Premiums. You set the planned periodic Premium when you purchase your Policy. Your Policy will not lapse because you did not pay a planned periodic Premium.

Even if you pay all of the planned periodic Premiums, however, your Policy nevertheless may enter the Grace Period and thereafter lapse if you have not paid the required Safety Net Premium amount and the Net Surrender Value is no longer enough to pay the Monthly Deductions. Please see the “Safety Net Premium” discussion just below. Yet, paying planned periodic Premiums will generally

11 PROSPECTUS

provide greater benefits than if a lower amount of Premium is paid. Paying planned periodic Premiums can also help to keep your Policy in force if your planned Premium payments are at least as great as the Safety Net Premium amount.

Premium Limits. Before we accept any Premium that would require an increase in the net amount at risk under the Policy, you first must provide us with evidence of insurability. The Tax Code imposes limits on the amount of Premium that can be contributed under a life insurance contract. If you exceed this limit, your Policy would lose its favorable federal income tax treatment under the Tax Code. Accordingly, we will not accept any Premium that would cause your Policy to exceed this limit, unless you increase the Face Amount of your Policy appropriately. To obtain this increase, you must submit a written request to us and provide evidence of insurability meeting our then current underwriting standards. Otherwise, we will only accept the portion of your Premium that would cause your total Premiums to equal the maximum permitted amount and we will return the excess to you. In addition, we will not accept any additional Premium from you until we can do so without exceeding the limit set by the Tax Code.

Paying too much Premium also could cause your Policy to be treated as a “modified endowment contract” for federal income tax purposes. See “Modified Endowment Contract” on page 32 for more information.

Safety Net Premium. The Safety Net Premium feature can enable you to keep your Policy (including any riders) in force during a specified period regardless of changes in the Policy Value. If the Insured is age 60 or under at the Issue Date, the specified period is the first twenty Policy Years. Otherwise, the specified period runs until the Policy Anniversary after the Insured’s 80th birthday.

Ordinarily, your Policy enters the Grace Period and may lapse if the Net Surrender Value is not sufficient to pay a Monthly Deduction when it is due. For additional discussion of lapse, please see “Lapse and Reinstatement” on page 26. Under the Safety Net Premium feature, however, we guarantee that, regardless of declines in your Policy Value, your Policy will not enter the Grace Period if your total Premiums paid since the Issue Date, less any partial withdrawals and outstanding Policy Loans, are greater than the monthly Safety Net Premium amount times the number of months since the Issue Date.

During the first Policy Year, the Safety Net Premium amount equals the required Premium. As a result, if you pay your required Premium on a timely basis, the Safety Net Premium feature remains in effect. Because the Safety Net Premium feature covers optional Riders, adding optional Riders to your Policy increases your Safety Net Premium amount.

If at any time your total Premiums, less partial withdrawals and Policy Debt, are less than the product of the monthly Safety Net Premium times the number of Policy Months since the Issue Date, the Safety Net Premium guarantee ends. We will notify you and you will be given 61 days to satisfy any shortfall. If such payments are not made during this period, the Safety Net Premium provision will terminate. Once the Safety Net Premium guarantee terminates, you cannot reinstate it and your Policy stays in force only as long as the Net Surrender Value is sufficient to pay the Monthly Deductions. For more detail about the circumstances in which the Policy will lapse, see “Lapse and Reinstatement” on page 26.

Modified Endowment Contracts. Under certain circumstances, a Policy could be classified as a “modified endowment contract,” which is a category of life insurance contract defined in the Tax Code. If your Policy were to become a modified endowment contract, distributions and loans from the Policy could result in current taxable income for you, as well as other adverse tax consequences. These tax consequences are described in more detail in “Federal Taxes - Modified Endowment Contracts.”

Your Policy could be a modified endowment contract if, among other things, you pay too much Premium or if the Death Benefit is reduced. We monitor the status of your Policy and advise you if you need to take action to prevent the Policy from becoming a modified endowment contract. If you pay a Premium that would result in this classification, we notify you and allow you to request a refund of the excess Premium, or other action, to avoid having your Policy becoming a modified endowment contract. If, however, you choose to have your Policy become a modified endowment contract, we do not refund the Premium.

Your Policy also is deemed a modified endowment contract if it is issued to replace a modified endowment contract issued by another insurer. Payment of additional Premium in connection with a replacement also could cause your Policy to become a modified endowment contract. For more information, please consult your tax advisor, and see “Replacement of Modified Endowment Contracts” in the SAI.

Allocation of Premiums. Your Net Premiums are allocated to the Sub-Account(s) and the Fixed Account in the proportions that you have selected. You must specify your allocation percentages in your Policy application. Percentages must be in whole numbers and the total allocation must equal 100%. We allocate your subsequent Net Premiums in those percentages, until you give us new allocation instructions.

Initially, you may allocate your Policy Value among twenty-one (21) options, counting each Sub-Account and the Fixed Account as one option. You may add or delete among these options from time to time so long as your Policy Value is spread among no more than the 21 options. In the future, we may waive this limit.

We allocate your initial Net Premium to the Sub-Accounts and the Fixed Account, as you have instructed us, on the Issue Date. If you do not pay the first Premium until after the Issue Date, we allocate your initial Net Premium to the Sub-Accounts and the Fixed Account on the date we receive it at the Home Office. If there are outstanding requirements when we issue the Policy, which prevent us from placing your Policy in force, your Premiums are not allocated until all requirements are satisfied. We do not credit earnings or interest before the Issue Date.

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We are required to return your Premium if you cancel your Policy during the “free-look” period. Currently, we allocate any Premium received before the end of the free-look period as described above. In the future, however, we reserve the right to delay allocating your Premiums to the Sub-Accounts you have selected or to the Fixed Account until after the “free-look” period; in the interim, we allocate your Premiums to the Fixed Account. For more information, please see “Cancellation and Conversion Rights” on page 26.

Policy Value

General. Your Policy Value is the sum of the value of your Accumulation Units in the Sub-Accounts you have chosen, plus the value of your interest in the Fixed Account, plus your Loan Account. Your Policy Value changes daily to reflect the performance of the Sub-Accounts you have chosen, the addition of interest credited to the Fixed Account, the addition of Net Premiums, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Policy Value.

On the Issue Date or, if later, the date your first Premium is received, we deduct the Monthly Deduction for the first Policy Month. We have described the formula to compute your portion of Policy Value in a particular Sub-Account in the Statement of Additional Information (“SAI”).

We make all calculations in connection with the Policy (other than the initial Premiums) on the date we receive your Premium or your request for other action, if that date is a Valuation Date and we are open for business. Otherwise, we make that determination on the next succeeding day that is a Valuation Date and a date on which we are open for business. Calculations for initial Premiums and Premiums requiring underwriting are made on the date your Net Premium is allocated to the Sub-Accounts and the Fixed Account, as described in“Allocation of Premiums” above.

Accumulation Units. We determine the number of Accumulation Units in each Sub-Account to allocate to your Policy by dividing that portion of your Net Premium or other transaction allocated to a Sub-Account by that Sub-Account’s Accumulation Unit Value on the Valuation Date when the allocation occurs.

Accumulation Unit Value. The Accumulation Unit Value for each Sub-Account varies to reflect the investment experience of the applicable Portfolio. We determine the Accumulation Unit Value for each Sub-Account on each Valuation Date by multiplying the Accumulation Unit Value on the preceding Valuation Date by the Net Investment Factor for that Sub-Account for the Valuation Period then ended.

The Net Investment Factor for each Sub-Account is (1) divided by (2), where:

1)

equals (a) the net asset value per share of the Portfolio held in the Sub-Account at the end of the current Valuation Period, plus (b) the per share amount of any dividend or capital gains distribution made by the Portfolio during the current Valuation Period, plus or minus (c) a per share credit or charge with respect to any taxes which we paid or for which we reserved during the Valuation Period which are determined by us to be attributable to the operation of the Sub-Account (no federal income taxes currently are applicable); and

2)	is the net asset value per share of the Portfolio held in the Sub-Account at the end of the last prior Valuation Period.

Please refer to the Prospectuses for the Portfolios for a description of how the assets of each Portfolio are valued, since that determination has a direct bearing on the Net Investment Factor of the corresponding Sub-Account and, therefore, your Policy Value.

Written Requests and Forms in Good Order. Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Customer Service Center to learn what information we require for your particular request to be in “good order.” Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

Postponement of Payments. We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We may postpone paying any amount for a total surrender or a partial withdrawal, the disbursement of a Policy Loan, or the payment of the Death Benefit proceeds, in the following circumstances: (i) whenever the New York Stock Exchange (“NYSE”) is closed (other than customary weekend and holiday closings); (ii) when trading on the NYSE is restricted or an emergency exists, as determined by the Securities and Exchange Commission (“SEC”), so that disposal of the Separate Account’s investments or determination of the value of its net assets is not reasonably practicable; or (iii) at any other time permitted by the SEC for your protection.

In addition, we may delay payment of the Surrender Value in the Fixed Account for up to six months or a shorter period if required by law. If we defer payment for more than 10 days, we add interest at our current rate from the time you asked for the Surrender Value.

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Transfers

General. While the Policy is in force, you may transfer Policy Value among the Fixed Account and Sub-Accounts in writing or by telephone. Currently, there is no minimum transfer amount. We may set a minimum transfer amount in the future. In the future, we may charge you the transfer fee described on page 30, although currently we are waiving it.

You currently may not have Policy Value in more than twenty-one (21) options, counting each Sub-Account and the Fixed Account as one option. Accordingly, we will not perform a transfer that would cause your Policy to exceed that limit. We may waive this limit in the future.

Generally, we only make transfers on days when the NYSE and we are open for business. See “Policy Value” on page 13. If we receive your request on a day when the NYSE or we are not open for business, or if we receive your request after the close of business on the NYSE, we make the transfer on the first subsequent day on which the NYSE and we are open.

Special requirements apply to transfers from the Fixed Account. You may transfer one sum from the Fixed Account to the Sub- Accounts only during the 60-day period beginning on the Issue Date and each Policy Anniversary. We do not process transfer requests involving the Fixed Account at any other time, except transfers pursuant to a Dollar Cost Averaging or Portfolio Rebalancing program.

The maximum amount which may be transferred as one sum or as Portfolio Rebalancing transfers from the Fixed Account during a Policy Year usually is: (i) 30% of the Fixed Account balance on the most recent Policy Anniversary; or (ii) the largest total amount transferred from the Fixed Account in any prior Policy Year. You may not transfer Policy Value or allocate new Premiums into the Fixed Account if transfers are being made out under the Dollar Cost Averaging program. However, we may waive or modify these restrictions on transfers from the Fixed Account.

This limit also applies to transfers under a Dollar Cost Averaging program, unless you choose to transfer your entire Fixed Account balance to Sub-Accounts. In that case, your maximum monthly transfer amount may not be more than 1/36th of your Fixed Account balance on the day of the first transfer.

In addition, you may transfer 100% of the Fixed Account balance in one sum to the Sub-Account(s), if on any Policy Anniversary the interest rate on the Fixed Account is lower than it was on the Policy Anniversary one year previously or if on the first Policy Anniversary that interest rate is lower than it was on the Issue Date. We notify you by mail if this occurs. You may request a transfer for 60 days following the date we mail notification to you. The Policy permits us to defer transfers from the Fixed Account for up to six months from the date you request a transfer.

Transfers Authorized by Telephone. You may make transfers by telephone. Telephone transfers may not be available if all lines are busy. In that case, you will need to submit a written request or try to call later. Please see the SAI for a description of our procedures for telephone transfers.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we request identifying information from persons purporting to authorize transfers.

Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

At any time, we may suspend, modify or terminate your privilege to make transfers via the telephone, or via other electronic or automated means specifically approved by the Company, including, but not limited to, automated telephone services, facsimile machine, e-mail and electronic services via online access. Among other things, we reserve the right to limit the number of such transfers among the Sub-Accounts in any Policy Year, or to refuse any telephone transfer request. We also reserve the right to restrict such transfers in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Policy Owners.

Transfers Authorized by Telephone. You may make transfers by telephone. Telephone transfers may not be available if all lines are busy. In that case, you will need to submit a written request or try to call later. Please see the SAI for a description of our procedures for telephone transfers.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we request identifying information from persons purporting to authorize transfers. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

At any time, we may suspend, modify or terminate your privilege to make transfers via the telephone, or via other electronic or automated means specifically approved by the Company, including, but not limited to, automated telephone services, facsimile machine, e-mail and electronic services via online access. Among other things, we reserve the right to limit the number of such transfers among the Sub-Accounts in any Policy Year, or to refuse any telephone transfer request. We also reserve the right to restrict such transfers in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Policy Owners.

Dollar Cost Averaging. Under our automatic Dollar Cost Averaging program, while the Policy is in force you may authorize us to transfer a fixed dollar amount at fixed intervals from the Fixed Account or a Sub-Account of your choosing to up to twenty-one

14 PROSPECTUS

options, including other Sub-Accounts or the Fixed Account. The interval between transfers may be monthly, quarterly or annually, at your option. The transfers are made at the Accumulation Unit Value on the date of the transfer. The transfers continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. We may change this minimum or grant exceptions. If you elect this program, the first transfer occurs one interval after your Issue Date. Your request to participate in this program is effective when we receive your completed application at the P.O. Box given on the first page of this Prospectus. Please call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of transfer payments under a Dollar Cost Averaging program. Special restrictions apply to transfers from the Fixed Account. Please see “Transfers - General” on page 14 for a discussion of these restrictions.

The theory of Dollar Cost Averaging is that by spreading your investment over time, you may be able to reduce the effect of transitory market conditions on your investment. In addition, because a given dollar amount purchases more units when the unit prices are relatively low rather than when the prices are higher, in a fluctuating market, the average cost per unit may be less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program, nor does it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Sub-Account with more volatile performance experience is unlikely to produce the desired effects of Dollar Cost Averaging as would transfers from a less volatile Sub-Account. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time.

Portfolio Rebalancing. Portfolio Rebalancing allows you to maintain the percentage of your Policy Value allocated to each Sub- Account or the Fixed Account or both at a preset level. Over time, the variations in each Sub-Account’s investment results shift the balance of your Policy Value allocations. Under the Portfolio Rebalancing feature, we automatically transfer your Policy Value, including new Premiums, back to the percentages you specify. Portfolio Rebalancing is consistent with maintaining your desired allocation among the investment options.

You may choose to rebalance monthly, quarterly, semi annually or annually. We do not charge a transfer fee for Portfolio Rebalancing. No more than twenty-one (21) Sub-Accounts, or twenty (20) Sub-Accounts and the Fixed Account, can be included in a Portfolio Rebalancing program at one time. Transfers from the Fixed Account under a Portfolio Rebalancing program are subject to the overall limit on transfers from the Fixed Account. Accordingly, if the total amount transferred from the Fixed Account in any Policy Year reaches that limit before the end of the year, we do not transfer additional amounts from the Fixed Account for Portfolio Rebalancing purposes until the next Policy Year. We automatically terminate this option if you request any transfers outside the Portfolio Rebalancing program. If you wish to resume the Portfolio Rebalancing after it has been canceled, then you must complete a new Portfolio Rebalancing form and send it to our home office.

You may request Portfolio Rebalancing at any time by submitting a completed written request to us at the address given on the first page of the Prospectus. Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. The date of your rebalancing must coincide with the same day of the month as your Issue Date. If you request rebalancing on your Policy application and specify the frequency, but not the date, for your first rebalancing, it occurs one interval after the Issue Date. Otherwise, your first rebalancing occurs one interval after we receive your completed request form. All subsequent rebalancings occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your Issue Date.

Generally, you may change the allocation percentages, frequency or choice of Sub-Accounts at any time. If you include the Fixed Account in a Portfolio Rebalancing program, however, in any consecutive twelve months you may not change the allocation percentages more than twice and the total change to the Fixed Amount allocation may not exceed 20%. We may waive this restriction.

If your total Policy Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of Portfolio Rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit or suspend Portfolio Rebalancing at any time.

Market Timing & Excessive Trading The Policies are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance and adversely affect your Policy Value. Our policy is not to accept knowingly any premium intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Policy if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Policy.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying Portfolio, we will impose the trading limitations as described below under “Trading Limitations.” Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Sub-Accounts, because our procedures involve the exercise of reasonable judgment, we may not identify or prevent some market timing or excessive trading. Moreover, imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it is detected. As a result,

15 PROSPECTUS

some investors may be able to engage in market timing and excessive trading, while others are prohibited, and the Sub-Account may experience the adverse effects of market timing and excessive trading described above.

Trading Limitations. We reserve the right to limit transfers among the investment alternatives in any Policy Year, require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery, or to refuse any transfer request, if:

•

we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Policy Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Sub-Account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Policy Owners; or

•

we are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:

•	the total dollar amount being transferred, both in the aggregate and in the transfer request;

•

the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a Sub-Account in a short period of time can constitute market timing);

•

whether your transfers follow a pattern that appears designed to take advantage of short term market fluctuations, particularly within certain Sub-Account underlying Portfolios that we have identified as being susceptible to market timing activities (e.g., International, High Yield, and Small Cap Sub-Accounts);

•	whether the manager of the underlying Portfolio has indicated that the transfers interfere with Portfolio management or otherwise adversely impact the Portfolio; and

•	the investment objectives and/or size of the Sub-Account’s underlying Portfolio.

We seek to uniformly apply these trading limitations to all trades, including those that occur through omnibus accounts at intermediaries. However, because these determinations involve the exercise of discretion, it is possible that we may not detect some market timing or excessive trading activity. As a result, it is possible that some investors may be able to engage in market timing or excessive trading activity, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

If we determine that a Policy Owner has engaged in market timing or excessive trading activity, we will require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery. If we determine that a Policy Owner continues to engage in a pattern of market timing or excessive trading activity we will restrict that Policy Owner from making future additions or transfers into the impacted Sub-Account(s) or will restrict that Policy Owner from making future additions or transfers into the class of Sub-Account(s) if the Sub-Accounts(s) involved are vulnerable to arbitrage market timing trading activity (e.g., International, High Yield, and Small Cap Sub-Accounts).

In our sole discretion, we may revise our Trading Limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.

Agreements to Share Information with Funds. Under the Investment Company Act of 1940, Allstate Life Insurance Company of New York (“Allstate New York”) has entered into information sharing agreements with each of the fund companies whose funds are offered under the Policy. Policy Owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and Allstate New York’s trading policy. Under these agreements, Allstate New York is required to share information regarding Policy Owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about Policy Owner transactions, this information may include personal Policy Owner information, including names and social security numbers or other tax identification numbers. As a result of this information sharing, a fund company may direct us to restrict a Policy Owner’s transactions if the fund determines that the Policy Owner has violated the fund’s frequent trading policies. This could include the fund directing us to reject any allocations of premium or Policy value to the fund.

Short Term Trading Fees. The underlying Portfolios are authorized by SEC regulation to adopt and impose redemption fees if a Portfolio’s Board of Directors determines that such fees are necessary to minimize or eliminate short-term transfer activity and/or holding periods that can reduce or dilute the value of outstanding shares issued by the Portfolio. The Portfolio will set the parameters relating to the redemption fee and such parameters may vary by Portfolio. If a Portfolio elects to adopt and charge redemption fees, these fees will be passed on to the Policy Owner(s) responsible for the short-term transfer activity generating the fee.

We will administer and collect redemption fees and forward these fees to the Portfolio. Please consult the Portfolio’s prospectus for more complete information regarding the fees and charges associated with each Portfolio.

16 PROSPECTUS

Investment and Fixed Account Options

The Sub-Accounts and the Portfolios. Each of the Sub-Accounts of the Separate Account invests in the shares of one of the Portfolios. The income and realized and unrealized gains or losses on the assets of each Sub-Account are separate and are credited to or charged against the particular Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other part of our business. We use the Net Premiums you allocate to a Sub-Account to purchase shares in the corresponding Portfolio and redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Each Portfolio is either an open-end management investment company registered under the 1940 Act or a separate investment series of an open-end management investment company.

Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio is subject to certain investment restrictions and policies, which may not be changed without the approval of a majority of the shareholders of the Portfolio. Each Portfolio operates as a separate investment fund, and the income, gains and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Sub-Accounts may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Portfolios in which those Sub-Accounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives.

We have briefly described the Portfolios below. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a Prospectus for a Portfolio, contact us and we will send you a copy.

Sub-Accounts	Investment Objective	Investment Advisor
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
Invesco Oppenheimer VI Discovery Mid Cap Growth Fund - Series I	The fund seeks capital appreciation.	Invesco Advisers, Inc.
Invesco Oppenheimer VI Discovery Mid Cap Growth Fund - Series II (1)	The fund seeks capital appreciation.
Invesco Oppenheimer VI Global Fund - Series II	The fund seeks capital appreciation.
Invesco Oppenheimer VI International Growth Fund - Series I	The fund seeks capital appreciation.
Invesco Oppenheimer VI Main Street Small Cap Fund® - Series I	The fund seeks capital appreciation.
Invesco V.I. American Franchise Fund - Series I	To seek capital growth.
Invesco V.I. Core Equity Fund - Series I	Long-term growth of capital.
Invesco V.I. Government Securities Fund - Series I	Total return comprised of current income and capital appreciation.
Invesco V.I. Growth and Income Fund - Series I	Seeks long-term growth of capital and income.
Invesco V.I. High Yield Fund - Series I	Total return comprised of current income and capital appreciation.
Invesco V.I. Mid Cap Core Equity Fund - Series I	Long-term growth of capital.
Invesco V.I. Value Opportunities Fund - Series I	Long-term growth of capital.
THE ALGER PORTFOLIOS
Alger Capital Appreciation Portfolio - Class I-2	Long-term capital appreciation.	Fred Alger Management, Inc.
Alger Large Cap Growth Portfolio - Class I-2	Long-term capital appreciation.
Alger Mid Cap Growth Portfolio - Class I-2	Long-term capital appreciation.
ALPS VARIABLE INVESTMENT TRUST (2)
Morningstar Aggressive Growth ETF Asset Allocation Portfolio Class I	Capital appreciation.	ALPS Advisors, Inc.
Morningstar Balanced ETF Asset Allocation Portfolio Class I	Capital appreciation and some current income.
Morningstar Conservative ETF Asset Allocation Portfolio Class I	Current income and preservation of capital.
Morningstar Growth ETF Asset Allocation Portfolio Class I	Capital appreciation.
Morningstar Income and Growth ETF Asset Allocation Portfolio Class I	Current income and capital appreciation.

17 PROSPECTUS

Sub-Accounts	Investment Objective	Investment Advisor
DEUTSCHE DWS INVESTMENTS VIT FUNDS
DWS Equity 500 Index VIP - Class A	To replicate as closely as possible before deduction of expenses, performance of the S&P 500 Index which emphasizes stocks of large U.S. companies.	DWS Investment Management Americas Inc.
DWS Small Cap Index VIP - Class A	To replicate as closely as possible before deduction of expenses, performance of the Russell 2000 Index which emphasizes stocks of small U.S. companies.
DEUTSCHE DWS VARIABLE SERIES II
DWS Global Income Builder VIP - Class A	To maximize income while maintaining prospects for capital appreciation.	DWS Investment Management Americas Inc.
FIDELITY® VARIABLE INSURANCE PRODUCTS
Fidelity® VIP Asset Manager Portfolio - Initial Class	To obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short- term instruments.	Fidelity Management & Research Company (FMR)
Fidelity® VIP ContrafundSM Portfolio - Initial Class	Long-term capital appreciation.
Fidelity® VIP Equity-Income PortfolioSM - Initial Class	Reasonable Income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Government Money Market Portfolio - Initial Class	As high a level of current income as is consistent with preservation of capital and liquidity.
Fidelity® VIP Growth Portfolio - Initial Class	To achieve capital appreciation.
Fidelity® VIP Index 500 Portfolio - Initial Class	Investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	As high a level of current income as is consistent with the preservation of capital.
Fidelity® VIP Overseas Portfolio - Initial Class	Long-term growth of capital.
JANUS ASPEN SERIES
Janus Henderson Balanced Portfolio - Service Shares	Long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Capital Management LLC
Janus Henderson Forty Portfolio - Institutional Shares	Long-term growth of capital.
Janus Henderson Global Research Portfolio - Service Shares	Long-term growth of capital.
Janus Henderson Mid Cap Value Portfolio - Service Shares	Capital appreciation.
Janus Henderson Overseas Portfolio - Service Shares	Long-term growth of capital.
LAZARD RETIREMENT SERIES , INC.
Lazard Retirement Emerging Markets Equity Portfolio	Long-term capital appreciation.	Lazard Asset Management LLC
LEGG MASON PARTNERS VARIABLE EQUITY TRUST
ClearBridge Variable Large Cap Value Portfolio - Class I (3)	Long-term growth of capital as its primary objective. Current income as a secondary objective.	Legg Mason Partners Fund Advisor, LLC
LEGG MASON PARTNERS VARIABLE INCOME TRUST
Western Asset Variable Global High Yield Bond Portfolio - Class I	Seeks to maximize total return.	Legg Mason Partners Fund Advisor, LLC
MFS® VARIABLE INSURANCE TRUST
MFS® Investors Trust Series - Initial Class	Seeks capital appreciation.	Massachusetts Financial Services Company
MFS® New Discovery Series - Initial Class	Seeks capital appreciation.
MFS® Total Return Series - Initial Class	Seeks total return.
MFS® Utilities Series - Initial Class (4)	Seeks total return.
MFS® Value Series - Initial Class (5)	Seeks capital appreciation.
MFS® VARIABLE INSURANCE TRUST II
MFS® High Yield Portfolio - Initial Class	Seeks total return with an emphasis on high current income, but also considering capital appreciation.	Massachusetts Financial Services Company
MFS® Massachusetts Investors Growth Stock Portfolio - Initial Class	Seeks capital appreciation.

18 PROSPECTUS

Sub-Accounts	Investment Objective	Investment Advisor
MORGAN STANLEY VARIABLE INSURANCE FUND, INC.
Morgan Stanley VIF Growth Portfolio - Class I	Long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies.	Morgan Stanley Investment Management Inc.
Morgan Stanley VIF U.S. Real Estate Portfolio - Class I	Above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.
PIMCO VARIABLE INSURANCE TRUST
PIMCO VIT International Bond Portfolio (U.S. Dollar- Hedged) - Administrative Shares	Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company LLC
PIMCO VIT Real Return Portfolio - Administrative Shares	Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO VIT Total Return Portfolio - Administrative Shares	Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.
PUTNAM VARIABLE TRUST
Putnam VT High Yield Fund - Class IA	High current income. Capital growth is a secondary goal when consistent with achieving high current income.	Putnam Investment Management, LLC
Putnam VT International Value Fund - Class IA	Capital growth. Current income is a secondary objective.
THE RYDEX VARIABLE TRUST
Guggenheim VT Long Short Equity Fund	Long-term capital appreciation.	Guggenheim Investments
T. ROWE PRICE EQUITY SERIES, INC.
T. Rowe Price Blue Chip Growth Portfolio - I	Long-term capital growth. Income is a secondary objective.	T. Rowe Price Associates, Inc.
T. Rowe Price Equity Income Portfolio - I	A high level of dividend income and long-term capital growth primarily through investment in stocks.
VANECK VIP TRUST
VanEck VIP Emerging Markets Fund - Initial Class	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.	Van Eck Associates Corporation
VanEck VIP Global Hard Assets Fund - Initial Class	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

(1)

Effective April 30, 2020, the Invesco V.I. Mid Cap Growth Fund - Series II is no longer available as an investment alternative. Therefore, the corresponding Invesco V.I. Mid Cap Growth Fund - Series II Sub-Account that invests in this Portfolio is closed and is no longer offered as of May 1, 2020. We will no longer accept purchase payments, permit transfers or any allocations to this Variable Sub-Account. Any amount invested in the Invesco V.I. Mid Cap Growth Fund - Series II as of May 1, 2020, will be transferred to the Invesco Oppenheimer VI Discovery Mid Cap Growth Fund - Series II Sub-Account.

(2)

The Morningstar ETF Allocation Series Portfolios invest in underlying ETFs and will indirectly bear their proportionate share of any fees and expenses payable directly by the underlying ETFs. As a result, the Portfolios may incur higher expenses, many of which may be duplicative.

(3)	Effective December 5, 2014, ClearBridge Variable Fundamental All Cap Value Portfolio - Class I was merged into ClearBridge Variable Large Cap Value Portfolio - Class I.

(4)	Effective August 16, 2013, MFS® High Income Series - Initial Class was merged into MFS® Utilities - Initial Class.

(5)	Effective March 27, 2015, MFS® Investors Growth Stock Series - Initial Class was merged into MFS® Value Series - Initial Class.

Each Portfolio is subject to certain investment restrictions and policies, which may not be changed without the approval of a majority of shareholders of the Portfolio. Please see the accompanying Prospectuses of the Portfolios for additional information.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

Some of the Portfolios have been established by investment advisors, which manage retail mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after retail mutual funds, you should understand that the Portfolios are not otherwise directly related to any retail mutual fund. Consequently, the investment performance of retail mutual funds and any similarly named Portfolio may differ substantially.

Certain Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contacts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio’s Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Policy Owners will not bear the attendant expenses.

19 PROSPECTUS

Voting Rights. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Sub-Accounts to which you have allocated your Policy Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. We notify you when your instructions are needed and provide proxy materials or other information to assist you in understanding the matter at issue. We determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

In most cases, you are the person entitled to give voting instructions. However, if you assign your Policy, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

If you send written voting instructions to us, we follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send written instructions, we vote the shares attributable to your Policy in the same proportions as the shares for which we have received instructions from other Policy Owners. While proportional voting guarantees all outstanding shares of a Portfolio are voted, it can lead to a small number of shareholders determining the outcome of a proxy.

We may, when required by state insurance regulatory authorities, disregard Policy Owner voting instructions if the instructions would cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

In addition, we may disregard voting instructions in favor of changes initiated by Policy Owners in the investment objectives or the investment advisor of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Policy Owners, and we may choose to do so.

Additions, Deletions and Substitutions of Securities. If the shares of any of the Portfolios are no longer available for investment by the Separate Account or if, in the judgment of our management, further investment in the shares of a Portfolio is no longer appropriate in view of the purposes of the Policy, we may add or substitute shares of another Portfolio or mutual fund for Portfolio shares already purchased or to be purchased in the future by Premiums under the Policy. Any substitution of securities will comply with the requirements of the 1940 Act.

We also reserve the right to make the following changes in the operation of the Separate Account and the Sub-Accounts:

•	to operate the Separate Account in any form permitted by law;

•	to take any action necessary to comply with, or obtain and continue any exemption from, applicable laws;

•	to transfer assets from one Sub-Account to another, or to our general account;

•	to add, combine, or remove Sub-Accounts in the Separate Account;

•	to assess a charge for taxes attributable to the operations of the Separate Account or for other taxes, as described in “Charges and Deductions”; and

•

to change the way in which we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

If we take any of these actions, we will comply with the then applicable legal requirements.

The Fixed Account. The portion of the Policy relating to the Fixed Account is not registered under the Securities Act of 1933 (“1933 Act”) and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests in the Fixed Account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act, and the disclosure regarding the Fixed Account has not been reviewed by the staff of the SEC. The statements about the Fixed Account in this Prospectus may be subject to generally applicable provisions of the federal securities laws regarding accuracy and completeness.

You may allocate part or all of your Premiums to the Fixed Account. The Fixed Account supports our insurance and annuity obligations. Amounts allocated to the Fixed Account become part of the general assets of Allstate New York. Allstate New York invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

We credit interest to amounts allocated to the Fixed Account at an effective annual rate of at least 4%. We are not obligated to, but we may credit interest at a higher rate. You assume the risk that the interest rate credited to the Fixed Account may be no higher than 4%.

20 PROSPECTUS

Death Benefits and Optional Insurance Benefits

Death Benefits. While your Policy is in force, we pay the Death Benefit proceeds upon the death of the Insured. We will pay the Death Benefit proceeds to the named Beneficiary(ies) or contingent Beneficiary(ies). As described below in “Settlement Options,” we pay the Death Benefit proceeds in one sum or under an optional payment plan.

The Death Benefit proceeds payable to the Beneficiary equal the applicable Death Benefit, less any Policy Debt and less any due and unpaid charges. The proceeds may be increased, if you have added a rider that provides an additional benefit. Please see “Optional Insurance Benefits” beginning on page 22. We determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied. The amount of the Death Benefit is based on the Death Benefit Option you have selected, any increases or decreases in the Face Amount, and in some instances your Policy Value.

Death Benefit Options. You may choose one of two Death Benefit Options:

Option 1: the Death Benefit is the greater of: (a) the Face Amount of the Policy; or (b) the Policy Value multiplied by the applicable corridor percentage as described below, and as set forth in your Policy. Option 1 is designed to provide a specific amount of Death Benefit that generally does not vary with changes in the Policy Value. As your Policy Value increases, the Net Amount at Risk under your Policy generally decreases, unless your Policy Value is sufficiently large to require that the Death Benefit be determined using the applicable corridor percentage.

Option 2: the Death Benefit is the greater of: (a) the Face Amount plus the Policy Value; or (b) the Policy Value multiplied by the applicable corridor percentage. Under Option 2, the amount of the Death Benefit generally increases to reflect increases in the Policy Value. Under this option your Policy generally involves a constant Net Amount at Risk.

Your Policy has a minimum Death Benefit. While your Policy remains in force, we guarantee that the Death Benefit will not be less than the greater of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage. We have set forth the applicable corridor percentages in the Policy. The corridor percentages are based upon the age of the Insured. The applicable corridor percentage decreases from 250% at age 40 or less to 101% at age 94 or above.

Since the cost of insurance charge is based upon the net amount at risk, it generally is less under a Policy with an Option 1 Death Benefit than one with an Option 2 Death Benefit. As a result, if the Sub-Accounts you select experience favorable investment results, your Policy Value tends to increase faster under Option 1 than under Option 2, but the total Death Benefit under Option 2 increases or decreases directly with changes in Policy Value. Thus, you may prefer Option 1 if you are more interested in the possibility of increasing your Policy Value based upon favorable investment experience, while you may prefer Option 2 if you are seeking to increase total Death Benefits.

Example of Applicable Corridor Percentage. The corridor percentages are set so as to seek to ensure that the Policies qualify for favorable federal income tax treatment. An increase in Policy Value due to favorable investment experience may increase the Death Benefit above the Face Amount, and a decrease in Policy Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Face Amount). For example, if in the example below the Policy Owner paid a Net Premium of $40,000 and the Policy Value increased to $48,000 and then decreased to $34,000, the changes in Policy Value would have the following effects on the Death Benefit:

EXAMPLES	A	B

Face Amount	$100,000	$100,000

Death Benefit Option	1	1

Insured’s Age	45	45

Policy Value on Date of Death	$ 48,000	$ 34,000

Applicable Corridor Percentage	215%	215%

Death Benefit	$103,200	$100,000

In Example A, the Death Benefit equals $103,200, i.e., the greater of $100,000 (the Face Amount) and $103,200 (the Policy Value at the Date of Death of $48,000, multiplied by the corridor percentage of 215%). This amount, less any Policy Debt and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $73,100 (the Policy Value of $34,000 multiplied by the corridor percentage of 215%).

Change to Death Benefit Option. After the first Policy Year, you may change the Death Benefit Option by writing to us at the address given on the first page of this Prospectus. If you ask to change from Option 2 to Option 1, we increase the Face Amount of your Policy by the amount of the Policy Value. If you ask to change from Option 1 to Option 2, we decrease the Face Amount of your Policy by

21 PROSPECTUS

the amount of the Policy Value. The change takes effect on the Monthly Deduction Day on or immediately following the day we receive your written request. We do not currently require you to prove insurability for a change from Death Benefit Option 2 to Option 1. We do require such evidence satisfactory to us for a change from Option 1 to Option 2. In addition, changes to the death benefit option may have tax consequences. See “Federal Taxes - Modified Endowment Contracts” on page 32.

Change to Face Amount. You may change the Face Amount after the first Policy Year. You may request the change by writing to us at the address shown on the first page of this Prospectus. You should be aware that a change in the Face Amount changes the net amount at risk and, therefore, changes the cost of insurance charges on your Policy. The change will take effect on the Monthly Deduction Day after we approve the request. We do not permit a Face Amount change if the Policy is in the Grace Period.

If you request a decrease in Face Amount, we first apply it to coverage provided by the most recent increase in Face Amount, then to the next most recent increase successively and finally to the coverage under the original application. We do not permit a decrease in the Face Amount of your Policy if afterward the Face Amount remaining in force would be less than $100,000. A decrease in the Face Amount affects the Safety Net Premium.

To apply for an increase in the Face Amount, you must submit to us a supplemental application, accompanied by satisfactory evidence that the Insured is insurable. We do not permit any increase in Face Amount after the Insured’s 80th birthday. The minimum amount of a Face Amount increase is $10,000. You may not increase the Face Amount of your Policy more often than once every twelve months.

You should be aware that an increase in the Face Amount of your Policy affects the cost of insurance charges applicable to your Policy. As noted above, we deduct a larger amount of cost of insurance charges, because an increase in the Face Amount also increases the net amount at risk under your Policy. We will not approve a request for a Face Amount increase if the Net Surrender Value is too small to pay the Monthly Deduction for the Policy Month following the increase. As described in “Surrender Charge” on page 28 of this Prospectus, if you increase the Face Amount of your Policy, your maximum surrender charge also increases. Finally, increases in the Face Amount of your Policy also increase the Safety Net Premium amount. Modifying the Policy’s Face Amount may have tax ramifications. For additional information, please see “Federal Taxes” on page 31.

Optional Insurance Benefits. You may ask to add one or more riders to your Policy to provide additional optional insurance benefits. We require evidence of insurability before we issue a rider to you. We deduct the cost of any riders as part of the Monthly Deduction. Adding a rider may also increase the Safety Net Premium amount for your Policy. The riders we currently offer are described below. All of these riders may be added to your Policy at any time except the Primary Insured Rider and the Overloan Protection Rider which are only available at Policy issue. In our discretion, we may offer additional riders or stop offering a rider. The Overloan Protection Rider is available only for policies applied for on or after August 27, 2007.

•	Children’s Level Term Rider.

This rider provides for level term insurance on the Insured’s children, as defined in the rider. We provide coverage until the earlier of the child’s 22nd birthday or the Insured’s age 65. We pay the Death Benefit to the person designated by you. If the Insured dies while the rider is in effect, we convert the coverage on each child to paid-up term insurance that remains in force until the child reaches age 22. The rider may be exchanged for a new term policy on the earlier of each child’s 22nd birthday, or the Insured’s age 65. We do not require evidence of insurability to exchange the rider.

•	Accidental Death Benefit Rider.

Under this rider, we provide additional insurance if the Insured dies from accidental bodily injury as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the next Policy Anniversary after the Insured’s 70th birthday; or (3) you ask to end the rider.

•	Continuation of Premium Rider.

Under this rider, we contribute a monthly amount to the Policy Value if the Insured becomes totally disabled as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the Insured reaches age 60; or (3) you ask to end the rider.

•	Additional Insured Term Rider.

This rider provides life insurance coverage on an Additional Insured. We pay the Face Amount of the rider to the named Beneficiary when we receive due proof that the Additional Insured died while the rider was in force. You may renew the coverage until the Additional Insured reaches age 80. Until the Additional Insured’s 75th birthday, you may exchange the rider for a new Policy on the Additional Insured’s life, subject to certain conditions as defined in the rider. We do not require evidence of insurability to exchange the rider.

•	Primary Insured Term Rider.

This rider provides additional term life insurance coverage on the Primary Insured. You may renew this coverage until the Insured reaches age 80. Until the Insured reaches age 75, you may exchange the rider for a new Policy. In addition, after the first Policy Year and until the Insured reaches age 75, you may convert the rider to the base Policy. We do not require evidence of insurability to

22 PROSPECTUS

exchange or convert the Policy. If you purchase this rider, your surrender charge is less than if you purchased a single Policy with the same Face Amount as the total coverage of your Policy and Primary Insured Term Rider. In addition, at least initially your total insurance charges are lower for a Policy/Primary Insured Term Rider combination, although they may be higher if your Policy Value increases and the net amount at risk under your Policy decreases sufficiently.

Commissions payable to sales representatives on the sale of Policies with a Primary Insured Term Rider are calculated based on the total premium payments made for the base Policy and the rider. The commissions will vary depending on the ratio of the premium for the base Policy and the rider. The same amount of premium will result in the highest commission when there is no rider, with the commission declining as the portion of the death benefit coverage allocated to the rider increases. Thus, the lowest commission amount is payable when the maximum rider is purchased.

•	Accelerated Death Benefit Rider, Terminal Illness.

This rider provides for an advance of a portion of the Death Benefit if the Insured is diagnosed with a terminal illness and satisfactory proof of the terminal illness is provided to us. A terminal illness is a medical condition of the Insured that, not withstanding medical care, will result in death within twelve months, or as otherwise provided by applicable state law. There is no additional cost for this rider. The maximum accelerated death benefit you may receive is the lesser of:

(i)	50% of the Death Benefit as of the date the first request is paid; or

(ii)	$250,000, including all other accelerated benefit amounts paid under all policies issued by us on the life of the Insured.

The Death Benefit and Policy Value of your Policy are reduced if an accelerated benefit is paid. The amount of Death Benefit that you request to accelerate is reduced by:

(i)	any due and uncollected Monthly Deductions, or unpaid required Premium if a claim occurs during a Grace Period;

(ii)	if allowed in your state, an administrative expense charge of up to $200 for each accelerated benefit request;

(iii)	pro-rata amount of any outstanding Policy Loan; and

(iv)	twelve-month actuarial discount that reflects the early payment of the accelerated benefit amount.

•	Overloan Protection.

If the rider benefit is elected under this rider, the Policy will not lapse even if Policy loans exceed the Surrender Value. There is no charge for the rider unless the benefit is elected, when a one-time charge of 4.5% of the Policy Value will be deducted. The rider benefit is only available if certain conditions are met. These conditions are;

1)	the Policy has been in force for at least 15 policy years;

2)	the Insured has attained age 75;

3)	the Death Benefit option for the Policy must be Option 1;

4)	the Policy Debt is greater than the Face Amount;

5)	the Policy Debt is more than 90% of the Surrender Value;

6)	the sum of all partial withdrawals must be at least equal to the sum of all Premiums paid;

7)	the Policy must not be a modified endowment contract (MEC) as defined by federal tax laws, and exercising the rider must not cause the Policy to become a MEC; and

8)	the Policy Debt is no more than 99.9% of the Surrender Value after the overloan protection election charge has been deducted from the Policy Value.

Policy Loans

General. While the Policy is in force, you may borrow money from us using the Policy as the only security for your loan. Loans have priority over the claims of any assignee or any other person. The maximum amount available for Policy Loans is 90% of the Surrender Value of your Policy at the end of the Valuation Period in which we receive your loan request. Outstanding Policy Loans and loan interest reduce the amount you may request. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Policy Loan to you.

We ordinarily disburse your loan to you within seven days after we receive your loan request at our home office. We may, however, postpone payment in the circumstances described above in “Policy Value - Postponement of Payments.”

When we make a Policy Loan to you, we transfer to the Loan Account a portion of the Policy Value equal to the loan amount. We also transfer in this manner Policy Value equal to any due and unpaid loan interest. As of May 1, 2009, we usually take the transfers from the Sub-Accounts and the Fixed Account pro rata based upon the balances of each Sub-Account and the Fixed Account. On or

23 PROSPECTUS

about August 1, 2009, all loan amounts will be transferred from the Sub-Accounts and the Fixed Account to the Loan Account in the same allocation percentages as specified for premium payments. However, we do not withdraw amounts from the Fixed Account equaling more than the total loan multiplied by the ratio of the Fixed Account to the Policy Value immediately preceding the loan. The amounts allocated to the Loan Account are credited with interest at the Loan Credited Rate stated in your Policy.

Loan Interest. Interest on Policy Loans accrues daily and is due at the end of each Policy Year. If you do not pay the interest on a Policy Loan when due, the unpaid interest becomes part of the Policy Loan and accrues interest at the same rate. In addition, we transfer the difference between the values of the Loan Account and the Policy Debt on a pro-rata basis from the Sub-Accounts and the Fixed Account to the Loan Account.

You may borrow an amount equal to your Policy Value, less all Premiums paid, as a preferred loan. The interest rate charged for preferred loans is 4.0% per year. A standard loan is the amount that may be borrowed from the sum of Premiums paid. All non- preferred loans will be treated as a standard loan. The interest rate charged for standard loans is currently 5.0% per year.

Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans. The initial surrender charge period expires when the surrender charge amount becomes zero as shown on the Policy Data pages of your policy.

Loan Repayment. While the Policy remains in force, you may repay the Policy Loan in whole or in part without any penalty at any time while the Insured is living. If you have a Policy Loan outstanding, we assume that any payment we receive from you is to be applied as Premium to your Policy Value, unless you tell us to treat your payment as a loan repayment. If you designate a payment as a loan repayment or interest payments, your payment is allocated among the Sub-Accounts and the Fixed Account using the same percentages used to allocate Net Premiums. An amount equal to the payment is deducted from the Loan Account.

If the total outstanding loan(s) and loan interest exceeds the Surrender Value of your Policy, we notify you and any assignee in writing. To keep the Policy in force, we require you to pay a Premium sufficient to keep the Policy in force for at least three more months. If you do not pay us sufficient Premium within the 61-day Grace Period, your Policy lapses and terminates without value. As explained in the section entitled “Lapse and Reinstatement” below, you may subsequently reinstate the Policy by either repayment or reimbursement of any Policy Debt that was outstanding at the end of the Grace Period. If your Policy lapses while a Policy Loan is outstanding, you may owe taxes or suffer other adverse tax consequences even if you subsequently reinstate the Policy. Please consult a tax advisor for details.

Pre-Existing Loan. If you have a loan with another insurance company, and you are terminating that policy to buy one from us, usually you would repay the old loan during the process of surrendering the old policy. Income taxes on the interest earned may be due. We permit you to carry this old loan over to your new Policy through a Tax Code Section 1035 tax-free exchange, up to certain limits.

The use of a Section 1035 tax-free exchange may avoid any current income tax liability that would be due if the old loan was extinguished.

If you transfer a Policy Loan from another insurer as part of Section 1035 tax-free exchange, we treat a loan of up to 20% of your Policy Value as a preferred loan. If the amount due is more than 20% of your Policy Value, we treat the excess as a standard loan. The treatment of transferred Policy Loans is illustrated in the following example:

Transferred Policy Value	$190,000

Transferred Policy Loan	$ 40,000

Surrender Value	$150,000

20% of Policy Value	$ 38,000

Preferred Loan	$ 38,000

Standard Loan	$ 2,000

Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans.

Effect on Policy Value. A Policy Loan, whether or not repaid, has a permanent effect on the Policy Value because the investment results of each Sub-Account and the Fixed Account apply only to the amount remaining in that account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, your Policy Value does not increase as rapidly as it would if you had not taken a Policy Loan. However, if the Sub-Accounts or the Fixed Account or both earn less than that rate, then your Policy Value is greater than it would have been if you had not taken a Policy Loan. The combination of an increasing loan balance, deductions for contract charges and fees, and unfavorable investment performance may cause the Policy to lapse, triggering ordinary income taxation on the outstanding loan balance to the extent it exceeds your cost basis in the Policy. Also, if you do not repay a Policy Loan, total outstanding Policy Debt is subtracted from the Death Benefit and Surrender Value otherwise payable.

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Surrenders and Withdrawals

Surrenders. While your Policy is in force, you may surrender the Policy. Your Policy terminates on the day we receive your written request, or the surrender effective date requested by you, whichever is later.

The Net Surrender Value equals the Policy Value, minus the surrender charge, minus any Policy Debt. The surrender charge is described in “Charges and Deductions - Surrender Charge” below. Upon surrender, we pay you the Net Surrender Value determined as of the day we receive your written request. We ordinarily pay you the Net Surrender Value of the Policy within seven days of our receiving your complete written request or on the effective surrender date you request, whichever is later. The Policy cannot be reinstated once it is surrendered. You may receive the surrender proceeds in one sum or under any of the settlement options described in “Settlement Options” below. We have set forth the tax consequences of surrendering the Policy in “Federal Taxes” below.

Partial Withdrawal. General. While the Policy is in force after the first Policy Year, you may receive a portion of the Net Surrender Value by making a partial withdrawal from your Policy. The minimum partial withdrawal amount is $500. You may not withdraw an amount that would reduce the Net Surrender Value below $500 or reduce the Face Amount below $25,000. We deduct a partial withdrawal service fee of $10 from your withdrawal proceeds.

We subtract the amount withdrawn from your Policy Value. You may specify how much of your partial withdrawal you wish taken from each Sub-Account or from the Fixed Account. You may not withdraw from the Fixed Account more than the total withdrawal amount times the ratio of the Fixed Account to your total Policy Value immediately before the withdrawal.

You must request the partial withdrawal in writing. Your request is effective on the date received. Before we pay any partial withdrawal, you must provide us with a completed withholding form.

Effect on Face Amount. If you have selected Death Benefit Option 1, a partial withdrawal reduces the Face Amount of your Policy as well as the Policy Value. We reduce the Face Amount by the amount of the partial withdrawal. The Face Amount after a partial withdrawal may not be less than $25,000. If you have previously increased the Face Amount of your Policy, your partial withdrawals first reduce the Face Amount of the most recent increase, then the most recent increases successively, then the coverage under the original Policy.

Under Option 2, a reduction in Policy Value as a result of a partial withdrawal typically results in a dollar for dollar reduction in the Death Benefit proceeds payable under the Policy.

Tax Consequences. The tax consequences of partial withdrawals are discussed in “Federal Taxes” below.

Settlement Options

We pay the surrender proceeds or Death Benefit proceeds under the Policy in one sum or under one of the Settlement Options that we then offer. The one sum payment may be paid in a single payment or deposited to an interest bearing account, if available. You may request a Settlement Option by notifying us in writing at the address given on the first page of this Prospectus. We transfer to our Fixed Account any amount placed under a Settlement Option, which amount will not be affected thereafter by the investment performance of the Separate Account. We do not permit surrenders or partial withdrawals after payment under a settlement option commences.

The amount applied to a Settlement Option must include at least $5,000 of Policy Value and result in installment payments of not less than $50. When the proceeds are payable, we inform you concerning the rate of interest we credit to funds left with us. We guarantee that the rate of interest will be at least 3%. We may pay interest in excess of the guaranteed rate.

We currently offer the five Settlement Options described below:

Option A - Interest. We hold the proceeds, credit interest to them and pay out the funds when the person entitled to them requests.

Option B - Fixed Payments. We pay a selected monthly income until the proceeds, and any interest credits, are exhausted.

Option C - Life Income Guaranteed Period Certain. We pay the proceeds in a monthly income for as long as the payee lives, or you may also select a guarantee period of between five and twenty years. If a guarantee period is selected, we make monthly payments at least until the payee dies. If the payee dies before the end of the guarantee period, we continue payments to a successor payee until the end of the guarantee period. If no guarantee period is selected or if the payee dies after the end of the guarantee period, we stop payments when the payee dies. It is possible for the payee to receive only one payment under this option, if the payee dies before the second payment is due and you did not choose a guarantee period. This Settlement Option is not available if settlement is to a non-natural Owner or non-natural Beneficiary.

Option D - Joint and Survivor. We pay the proceeds in a monthly income to two payees for as long as either payee is alive. Payments stop when both payees have died. It is possible for the payees to receive only one payment, if both payees die before the second payment is due. This Settlement Option is not available if settlement is to a non-natural Owner or non-natural Beneficiary.

25 PROSPECTUS

Option E - Period Certain. We pay the proceeds in monthly installments for a specified number of years, from five to twenty-five years. If the payee dies before the end of the specified period, we pay the remaining guaranteed payments to a successor payee.

In addition, we may agree to other Settlement Option plans. Write or call us to obtain information about them.

You may request that the proceeds of the Policy be paid under a Settlement Option by submitting a request to us in writing before the death of the Insured. If at the time of the Insured’s death, no Settlement Option is in effect, the Beneficiary may choose a Settlement Option after the Death Benefit is payable and before it is paid. If you change the Beneficiary, the existing choice of Settlement Option becomes invalid and you may either notify us that you wish to continue the pre-existing choice of Settlement Option or select a new one.

Maturity

The Policies have no Maturity Date. Your Policy will continue after the Insured reaches age 100 as long as Net Surrender Value is sufficient to cover Monthly Deductions. Following the Insured’s 100th birthday, we will waive any cost of insurance charge, administrative expense charge, mortality and expense risk charge, or policy fee.

Lapse and Reinstatement

Lapse and Grace Period. If the Net Surrender Value is less than the Monthly Deduction due on a Monthly Deduction Day and the Safety Net Premium feature is not in effect, your Policy may lapse. We give you a 61-day Grace Period in which to pay an adequate amount of additional Premium to keep the Policy in force after the end of the Grace Period.

At least 30 days before the end of the Grace Period, we send you a notice.

The Policy continues in effect through the Grace Period. If the Insured dies during the Grace Period, we pay a Death Benefit in accordance with your instructions. However, we reduce the proceeds by an amount equal to Monthly Deduction(s) due and unpaid. See “Death Benefits and Optional Insurance Benefits” on page 21. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Policy ends at the end of the Grace Period.

Reinstatement. If the Policy lapses, you may apply for reinstatement by paying to us the reinstatement Premium and any applicable charges required under the Policy. You must request reinstatement within five years of the date the Policy entered a Grace Period. The reinstatement Premium equals an amount sufficient to (1) cover all unpaid Monthly Deductions for the Grace Period, and (2) keep your Policy in force for three months. If a Policy Loan was outstanding at the time of your Policy’s lapse, you must either repay or reinstate the loan before we reinstate your Policy. In addition, we may require you to provide evidence of insurability satisfactory to us. The Face Amount upon reinstatement cannot exceed the Face Amount of your Policy at its lapse. The Policy Value on the reinstatement date reflects the Policy Value at the time of termination of the Policy plus the Premium paid at the time of reinstatement. All Policy charges continue to be based on your original Issue Date. You cannot reinstate the Policy once it has been surrendered.

Cancellation and Conversion Rights

Free-Look Period. You may cancel your Policy by returning it to us within ten (10) days after you receive it. If you return your Policy, the Policy terminates and we are required to send you the amount of your Premiums. Our current procedure is to allocate any Premium received before the end of the free-look period as described in “Allocation of Premium” above. In the future, however, we reserve the right to delay allocating your Premiums to the Sub-Accounts you have selected until 10 days after the Issue Date. We will allocate Premiums received during that time to the Fixed Account.

Conversion. In addition, during the first two Policy Years or the first two years after an increase in the Face Amount, if the Policy is in force you may amend the Policy to convert it into a non-variable universal life insurance policy. We will accomplish this by transferring all of your Policy Value to the Fixed Account and ending your right under the Policy to allocate Policy Value to the Sub- Accounts. We will not require evidence of insurability. We will not charge you to perform this amendment. In addition, you may convert your Policy to a non-variable universal life insurance policy if at any time the investment policy of the Separate Account should materially change. We will notify you in writing of any such change. You will have 60 days from the date of notification to exercise your conversion option.

The net amount at risk (i.e., the difference between the Death Benefit and the Policy Value) under the amended policy will be equal to or less than the net amount at risk under the previous coverage. Premiums and charges under the amended policy will be based on the same risk classification as the previous coverage.

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Charges and Deductions

Premium Expense Charge. Before we allocate a Premium to the Policy Value, we subtract the Premium Expense Charge. The Premium Expense Charge equals 5.25% of all Premiums in all years. This charge is intended to help us pay for: (a) actual sales expenses, which include agents’ sales commissions and other sales and distribution expenses; (b) state premium taxes and other state and local premium taxes; and (c) certain Federal taxes and other expenses related to the receipt of Premiums.

New York does not currently have a premium tax.

Monthly Deduction. On the Issue Date and on each Monthly Deduction Day, we deduct from your Policy Value a Monthly Deduction to cover certain charges and expenses in connection with the Policy. The Monthly Deduction is the sum of the following five items:

1)	the Policy Fee;

2)	the administrative expense charge;

3)	the mortality and expense risk charge;

4)	the cost of insurance charge for your Policy; and

5)	the cost of additional benefits provided by a rider, if any.

We allocate the mortality and expense risk charge pro rata among the Sub-Accounts in proportion to the amount of your Policy Value in each Sub-Account. We allocate the remainder of the Monthly Deduction pro rata among the Sub-Accounts and the Fixed Account, unless you specify otherwise.

Policy Fee. We will never raise the monthly policy fee to more than $10.00 per month. This charge compensates us in part for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports. The Policy Fee is waived after the Insured’s age 100.

Administrative Expense Charge. The monthly Administrative Expense Charge rates for (a) the first 20 Policy Years and (b) Policy Year 21 and thereafter are set at Policy issue for the life of the Policy. The maximum monthly Administrative Expense Charge rate is calculated at an annual rate of $.3504 per $1,000 of Face Amount in Policy Years 1 through 20, and $.1992 per $1,000 of Face Amount thereafter. This charge covers administration expenses and issuance costs. A monthly Administrative Expense Charge is determined separately for each increase in Face Amount. The applicable charge is structured as described above, except that the rate is determined by the number of years from the date of the increase. The Administrative Expense Charge is waived after the Insured’s Age 100.

Mortality and Expense Risk Charge. For the first fourteen Policy Years, the monthly mortality and expense risk charge is calculated at an annual rate of 0.55% of the net Policy Value allocated to the Sub-Accounts. Thereafter, the annual rate is 0.15%. The mortality and expense risk charge is not assessed against your Policy Value in the Fixed Account. This charge compensates us for the mortality and expense risks that we assume in relation to the Policies. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Policy will be insufficient to meet claims. We also assume a risk that, on the Monthly Deduction Day preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy. The Mortality and Expense Risk Charge is waived after the Insured’s age 100.

Cost of Insurance Charge. The cost of insurance is determined monthly. The cost of insurance charge is determined by multiplying the applicable current cost of insurance rate per $1,000 by the net amount risk for each Policy Month. The net amount at risk is (a) - (b), where: (a) is the Death Benefit as of the current Monthly Deduction Day divided by 1.0032737; and (b) is the Policy Value as of the current Monthly Deduction Day. The cost of insurance rate is individualized depending on the Insured’s age at issue of the Policy, Policy Year, sex and payment class, thus, the rate differs from year to year. The rates are determined by us, but they will never be more than the guaranteed rates shown in your Policy. Please see the following example.

Example (45-Year Old Non-Smoking Male):
Face Amount	$100,000

Death Benefit Option	1

Policy Value on the Current Monthly Deduction Day	$30,000

Insured’s Attained Age	45

Corridor Percentage	215%

Death Benefit	$100,000

On the Monthly Deduction Day in this example, the Death Benefit as then computed would be $100,000, because the Face Amount ($100,000) is greater than the Policy Value multiplied by the applicable corridor percentage ($30,000 × 215% = $64,500). Since the Policy Value on that date is $30,000, the cost of insurance charges per $1,000 are applied to the difference in the net amount at risk of $69,674 (($100,000/1.0032737) - $30,000).

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Assume that the Policy Value in the above example was $50,000. The Death Benefit would then be $107,500 (215% × $50,000), since this is greater than the Face Amount ($100,000). The cost of insurance rates in this case would be applied to the net amount at risk of $57,149 (($107,500/ 1.0032737) - $50,000).

The Policy Value may vary monthly, based on the investment performance of the Sub-Accounts you have selected, the addition of interest credited to your Fixed Account (if any), the deduction of charges, and any other Policy transaction. Under Policies with an Option 1 Death Benefit, increases in the Policy Value generally decrease the net amount at risk; conversely, decreases in the Policy Value increase the net amount at risk. Since the cost of insurance charge is based on the net amount at risk, your cost of insurance charge probably will be correspondingly different each month. Under Policies with an Option 2 Death Benefit, however, the net amount at risk does not vary with changes in the Policy Value, unless your Policy’s death benefit is determined under a corridor percentage. In that circumstance, increases in the Policy Value increase the net amount at risk. See “Policy Value” on page 13. Accordingly, a change in the Policy Value does not affect your monthly cost of insurance charge, unless it increases your net amount at risk.

We determine the cost of insurance charge separately for the initial Face Amount and each subsequent increase. The cost of insurance charge for increases reflects circumstances, such as the Insured’s age and health status, at the time of the increase. The cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates, but we guarantee that we will never charge you a cost of insurance rate higher than the guaranteed cost of insurance rates shown in the Policy.

We base the cost of insurance rate on the sex, issue age, Policy Year and premium rating class of the Insured, and on the Face Amount. We charge a lower current cost of insurance rate for Policies with a Face Amount of $200,000 or above and further lower the current rate for Policies with a Face Amount of $1,000,000 or above. If an increase in Face Amount of your Policy would raise the total Face Amount above one of these breakpoints, only the amount of the increase above the breakpoint is eligible for a lower current cost of insurance rate. Although we base the current cost of insurance rate on our expectations as to future mortality experience, that rate will never exceed a maximum cost of insurance rate based on the 1980 Commissioners Standard Ordinary (“1980 CSO”) Smoker and Non-Smoker Mortality Table based on the Insured’s sex and Age.

If we ever charge you a cost of insurance rate during the first five Policy Years that is greater than the rate provided by the rate scale in effect on the Issue Date we will notify you. For 60 days after we mail that notice, you may surrender your Policy without paying any surrender charge.

Beginning on the Policy Anniversary following the Insured’s 100th birthday, we waive all cost of insurance charges, administrative expense charges, mortality and expense risk charge, and monthly policy fees.

Rider Charges. If your Policy includes one or more riders, a charge applicable to each rider you purchased is made from your Policy Value each month. The charge is to compensate us for the anticipated cost of providing these benefits and is specified on the applicable rider. The rider charges are summarized in the table on page 10 of this Prospectus. For a description of the optional riders, see “Optional Insurance Benefits” beginning on page 22.

Separate Account Income Taxes. We are not currently deducting or maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax from the operation of the Separate Account. We will deduct for any taxes we incur as a result of the operation of the Separate Account, whether or not we previously made a provision for taxes and whether or not it was sufficient.

Portfolio Charges. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Sub-Accounts to which you allocate your Policy Value. The third table in “Fee Tables” above contains a summary of current estimates of those charges and expenses. These charges and expenses are deducted from the assets of the Portfolios. For more detailed information, please refer to the Prospectuses for the appropriate Portfolios.

We receive compensation from the investment advisors or administrators of some of the Portfolios. Such compensation is consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios. Such compensation typically is a percentage of the Separate Account assets invested in the relevant Portfolio and generally may range up to 0.25% annually of net assets. We receive Rule 12b-1 fees or service fees directly from some of the Portfolios for providing certain services primarily intended to assist in the account servicing of the Portfolios’ shares held by corresponding Sub-Accounts. These fees also may range up to 0.25% of net assets invested in the relevant Portfolio.

Surrender Charge. If you surrender your Policy, we may subtract a surrender charge from the surrender proceeds. The surrender charge equals the amount shown in the surrender charge table in your Policy, plus any additional surrender charge due to increases in the Face Amount of your Policy. The amount of the surrender charge decreases over time.

Initial Surrender Charge. When we issue your Policy, we determine the initial surrender charge. To determine the initial surrender charge, we multiply the Initial Face Amount of your Policy by a rate per thousand dollars of Face Amount. The applicable rate depends on the Insured’s age at issue, sex and status as a smoker or non-smoker. For example, if the Insured is Age 45 when your Policy is issued, the applicable rates per thousand are as follows:

28 PROSPECTUS

Male Non-Smoker	$26.22

Male Smoker	$33.40

Female Non-Smoker	$22.65

Female Smoker	$26.06

Accordingly, if the Insured were a male non-smoker Age 45 and the Policy’s Face Amount were $100,000, the surrender charge initially would be $2,736.

The rates for each category are greater or lesser according to the Age of the Insured when your Policy is issued. The maximum rates are as follows:

Male Non-Smoker	$46.53

Male Smoker	$46.90

Female Non-Smoker	$46.62

Female Smoker	$46.75

If you surrender your Policy after fourteen Policy Years have elapsed, we do not charge a surrender charge (unless you have increased the Face Amount of your Policy, as explained below). Before that time, we determine the applicable surrender charge by multiplying the initial surrender charge on your Policy by the appropriate surrender charge percentage for the Policy Year in which the surrender occurs. The applicable surrender charge percentage depends on the Insured’s sex,

Age when your Policy was issued, and the number of years elapsed since your Policy was issued. For example, the following surrender charge percentage rates would apply if the Insured were 45 years old when your Policy was issued:

POLICY YEAR	Male, Nonsmoker Age 45	Male, Smoker Age 45	Female, Nonsmoker Age 45	Female, Smoker Age 45
1	100%	100%	100%	100%
2	99%	100%	100%	100%
3	97%	99%	100%	100%
4	93%	94%	100%	94%
5	86%	87%	92%	87%
6	79%	80%	85%	80%
7	72%	73%	77%	73%
8	64%	65%	69%	65%
9	56%	57%	60%	57%
10	48%	49%	51%	49%
11	39%	40%	42%	40%
12	30%	31%	32%	31%
13	21%	21%	22%	21%
14	11%	11%	11%	11%
15	0%	0%	0%	0%

Thus, in the example given above, if the Policy were surrendered during the 10th Policy Year, the surrender charge would equal [$1,258.56 ($2,622 × 48%)]. A different surrender charge percentage rate might apply if the Insured is older than 45 when the Policy is issued.

Surrender Charge on Increases in Initial Face Amount. If you increase the Initial Face Amount of your Policy, we determine an additional surrender charge amount applicable to the amount of the increase. We determine the initial amount of the additional surrender charge using the same formula and rates used in determining the initial surrender charge, except that we use the Insured’s Age and smoking status at the time of the increase, rather than at the time your Policy was issued.

The surrender charge on the increase also decreases over a fourteen Policy Year period, starting from the effective date of the increase. The schedule of surrender charge percentages applicable to the additional surrender charge is based on the Insured’s Age at the time of the increase. If you surrender your Policy or make a partial withdrawal, we separately calculate the surrender charge applicable to the Initial Face amount and each increase and add those amounts to determine the total surrender charge.

If you decrease the Face Amount, the applicable surrender charge remains the same.

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We include in your Policy a table showing the surrender charge rates and the surrender charge percentages applicable under the Policies. For additional information concerning the rates applicable to you, please consult your agent. In addition, a table of the applicable rates is on file with the SEC as an exhibit to the registration statement for the Policies.

The Premium Expense Charge (in part) and the surrender charge are imposed to cover our actual sales expenses, which include agents’ sales commissions and other sales and distribution expenses. We expect to recover total sales expenses of the Policies over the life of the Policies. However, the Premium Expense Charge and surrender charge paid with respect to a particular Policy may be higher or lower than the distribution expenses we incurred in connection with that Policy. To the extent distribution costs are not recovered by these charges, we may make up any shortfall from the assets of our general account, which includes funds derived from the mortality and expense charge on the Separate Account assets and the other charges imposed under the Policies.

We do not subtract any portion of the then applicable surrender charge from a partial withdrawal. We do, however, subtract a partial withdrawal service fee of $10 from the amount withdrawn, to cover our expenses relating to the partial withdrawal.

Transfer Fee. We currently are not charging a transfer fee. The Policy, however, permits us to charge a transfer fee of $10 on the second and each subsequent transaction in each calendar month in which transfer(s) are effected between Sub-Account(s) and/or the Fixed Account. We will notify you if we begin to charge this fee.

We will deduct the transfer fee from the Policy Value that remains in the Sub-Account(s) or Fixed Account from which we process your transfer. If that amount is insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.

General Policy Provisions

Beneficiaries. You name the original Beneficiary(ies) and Contingent Beneficiary(ies) in the application for the Policy. You may change the Beneficiary or Contingent Beneficiary at any time, except irrevocable Beneficiaries may not be changed without their consent.

You must request a change of Beneficiary in writing. We provide a form to be completed, signed and filed with us. Your request for a change in Beneficiary or Contingent Beneficiary takes effect upon our filing of a signed and completed form, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

If you name more than one Beneficiary, we divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we divide the Death Benefit among the surviving Beneficiaries.

Assignment. You may assign your Policy as collateral security. You must notify us in writing if you assign the Policy. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.

Dividends. We do not pay any dividend under the Policies.

About Us

Allstate Life Insurance Company of New York.

Allstate Life Insurance Company of New York is a stock life insurance company engaged in the business of writing life insurance. Our home office is located in Hauppauge, New York. Our administrative offices are located at 2940 S. 84th Street, Lincoln, NE 68506-4142; however, our mailing address is P.O. Box 660191, Dallas, TX 75266-0191. Please see also “General Information and History” in the SAI.

The Separate Account. Allstate Life of New York Variable Life Separate Account A is a segregated asset account of Allstate New York. Allstate New York owns the assets of the Separate Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Policy Value of the Policies offered by this Prospectus, these assets may not be used to pay any liabilities of Allstate New York other than those arising from the Policies. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, gains, losses or any investment experience of Allstate New York’s other assets. Allstate New York is obligated to pay all amounts promised to Policy Owners under the Policies.

The Separate Account is divided into Sub-Accounts. The assets of each Sub-Account are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Separate Account, its Sub-Accounts or the Portfolios. Values allocated to the Separate Account rise and fall with the values of shares of the Portfolios and are also reduced by Policy charges. We use the Separate

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Account to fund the Policies and our other variable universal life insurance policies. We account separately for each type of variable life insurance policy funded by the Separate Account.

Federal Taxes

Introduction. The following discussion is general and is not intended as tax advice. Allstate New York makes no guarantee regarding the tax treatment of any Policy or transaction involving a Policy. Federal, state, local and other tax consequences of ownership or purchase of a life insurance policy depend upon your circumstances. Our general discussion of the tax treatment of this Policy is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this Policy cannot be made in the Prospectus. For detailed information, you should consult with a qualified tax advisor familiar with your situation. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax advisor.

Taxation of the Company and the Separate Account. Allstate New York is taxed as a life insurance company under Part I of Subchapter L of the Tax Code. The Separate Account is not an entity separate from Allstate New York and its operations form a part of Allstate New York. Therefore, the Separate Account is not taxed separately as a “Regulated Investment Company” under Subchapter M of the Tax Code. Investment income and realized capital gains are automatically applied to increase reserves under the Policies to the extent permitted by federal tax law. Under current federal tax law, Allstate New York believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Policies. Generally, reserves are amounts that Allstate New York is legally required to accumulate and maintain in order to meet future obligations under the Policies. Allstate New York does not anticipate that it will incur any federal income tax liability attributable to the Separate Account. Therefore, we do not intend to make provisions for any such taxes. If we incur tax associated with a Separate Account, then we may impose a charge against the Separate Account in order to make provisions for any such taxes.

Taxation of Policy Benefits. In order to qualify as a life insurance policy for federal income tax purposes, the policy must meet the definition of a life insurance policy set forth in Section 7702 of the Tax Code. Section 7702 limits the amount of premiums that may be invested in a policy that qualifies as life insurance. The Policy is structured to meet the Section 7702 definition of a life insurance policy. This means that the Death Benefit is generally excluded from the Beneficiary’s gross income under Section 101(a) of the Tax Code and you are generally not taxed on increases in the Policy Value until a distribution occurs.

If the Death Benefit is not received in one sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the Death Benefit, which will generally be excludable from the Beneficiary’s income, and amounts attributable to earnings on that income (occurring after the Insured’s death), which will be includable in the Beneficiary’s income.

If a Policy fails to qualify as life insurance under Section 7702, the Policy will not provide any of the tax advantages normally provided by life insurance. Allstate New York has the right to amend the Policies to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service.

If you surrender the Policy, you are subject to income tax on the portion of the distribution that exceeds the investment in the contract. The investment in the contract is the gross Premium paid for the Policy minus any amounts previously received from the Policy if such amounts were properly excluded from your gross income. If your Policy is not a Modified Endowment Contract, policy loans are not treated as taxable distributions. Interest paid on a Policy loan is generally not deductible. You are generally taxed on partial withdrawals to the extent the amount distributed exceeds the investment in the contract. In certain situations, partial withdrawals or reduction in benefits during the first fifteen years of the Policy may result in a taxable distribution before the investment in the contract is recovered even if the policy is not a Modified Endowment Contract. Withdrawals and loans from Modified Endowment Contracts are subject to less favorable tax treatment. Loans, if not repaid, and withdrawals reduce the contract’s death benefit and cash value. For an additional discussion of Modified Endowment Contracts, please see “Federal Taxes - Modified Endowment Contracts” on page 32.

If you are Owner and Insured under the Policy, the Death Benefit will be included in your gross estate for federal estate tax purposes. Even if the Insured is not the Owner but retains incidents of ownership in the Policy, the Death Benefit will also be included in the Insured’s gross estate. Examples of incidents of ownership include the right to:

•    change beneficiaries,

•    assign the Policy,

•    revoke an assignment,

•    pledge the Policy, or

•    obtain a Policy loan.

If you are Owner and Insured under the Policy, and you transfer all incidents of ownership in the Policy, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance

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taxes may also apply. In addition, certain transfers of the Policy or Death Benefit, either during life or at death, to individuals two or more generations below the transferor may be subject to the federal generation skipping transfer tax. This rule also applies if the transfer is to a trust for the benefit of individuals two or more generations below the transferor.

The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of a Policy in any of these arrangements, you should consult a qualified tax advisor regarding the tax attributes of the particular arrangement. We no longer sell life insurance contracts to corporate and self-employed tax-qualified retirement pension and profit sharing plans subject to Section  401.

Employer Owned Life Insurance (a.k.a. “COLI”). The Pension Reform Act, enacted in 2006, includes provisions affecting the taxation of Death Benefits paid from policies owned by “Employers.” Although these policies are commonly referred to as Corporate Owned Life Insurance (“COLI”), the term “Employer” includes any person or non-natural entity such as a partnership, LLC, or corporation, which is engaged in a trade or business. The term Employer also includes a person or entity related to the policyholder under the attribution rules of Tax Code sections 267(b) or 707(b)(1), and any person or entity engaged in a trade or business which is under common control with the policyholder.

Generally, for contracts issued to employers after August 17, 2008, the portion of the Death Benefit in excess of the premiums or other amounts the employer paid for the policy will be treated as income unless:

•    the insured was an employee within 12 months of death;

•    proceeds are paid to the insured’s beneficiary;

•    proceeds are used to buy back any equity interest owned by the insured at the time of death; or

•    the insured was a “highly compensated employee” or “highly compensated individual.”

For purposes of the COLI rules, “highly compensated employees” are:

•    more than 5% owners;

•    directors; and

•    anyone else in the top 35% of employees ranked by pay.

“Highly compensated individuals” are individuals who are:

•    more than 10% owners;

•    one of the five highest paid officers; or

•    among the highest paid 35% of all employees.

The COLI provision also includes notice and consent requirements, and reporting requirements.

Modified Endowment Contracts. A life insurance policy is treated as a “Modified Endowment Contract” under Section 7702A of the Tax Code if it meets the definition of life insurance in Section 7702, but fails the “seven-pay” test of Section 7702A. The seven- pay test limits the amount of premiums that can be paid into the contract before the Policy will become a Modified Endowment Contract. We will not accept any Premiums that cause the Policy to become a Modified Endowment Contract unless we receive from you a written acknowledgment that the Policy will become a Modified Endowment Contract. An exchange under Section 1035 of the Tax Code of a life insurance policy that is not a Modified Endowment Contract will not cause the new policy to be a Modified Endowment Contract if no additional premiums are paid. An exchange under Section 1035 of the Code of a life insurance policy that is a Modified Endowment Contract for a new life insurance policy will always cause the new policy to be a Modified Endowment Contract.

If your Policy is not issued as a Modified Endowment Contract, it can become a Modified Endowment Contract under certain circumstances. If your Policy is materially changed at any time, your policy must be tested to determine whether it has become a Modified Endowment Contract. A material change includes certain increases in the policy’s death benefit and the addition or increase of certain riders, rate class changes, and certain changes to Death Benefit Options. Your Policy will be treated as though it were a new contract on the day the material change takes effect, a new seven-pay limit will be calculated, and a new seven-pay period will begin. Additionally, if the benefits provided by your Policy are reduced or certain changes to Death Benefit Options occur during the first 7 years of the policy or during a “seven-pay period”, the seven-pay test will be applied as though the policy were initially issued with the reduced benefits. If the cumulative premiums paid into the Policy prior to the reduction in benefits are in excess of the seven- pay limit for the reduced benefit, then your policy will become a Modified Endowment Contract.

If a contract is classified as a Modified Endowment Contract, the Death Benefit will still qualify for the exclusion from gross income, and increases in Policy value are not subject to current taxation unless withdrawn or otherwise accessed. If you receive any amount as a Policy loan (including unpaid interest that is added to the loan balance) from a Modified Endowment Contract, or assign or

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pledge any part of the value of the Policy, such amount is treated as a distribution. Withdrawals and distributions made from a Modified Endowment Contract before the Insured’s death are treated as taxable income first, then as recovery of the investment in the contract. The taxable portion of any distribution from a Modified Endowment Contract is subject to an additional 10% penalty tax, except as follows:

•	distributions made on or after the date on which the taxpayer attains age 59 1⁄2;

•	distributions attributable to the taxpayer’s becoming disabled (within the meaning of Section 72(m)(7) of the Tax Code); or

•

any distribution that is part of a series of substantially equal periodic payments (paid not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

All Modified Endowment Contracts that are issued within any calendar year to the same owner by one company or its affiliates shall be treated as one Modified Endowment Contract in determining the taxable portion of any distributions from any of the contracts required to be aggregated.

Income Tax Withholding. Generally, Allstate New York is required to withhold federal income tax at a rate of 10% from taxable distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, code Section 1441 provides that Allstate New York, as a withholding agent, must withhold 30% of the taxable amounts paid to a non-resident alien not subject to FATCA. Certain payees may be subject to the Foreign Accounts Tax Compliance Act (“FATCA”) which would require 30% mandatory withholding for certain entities. Please see your personal tax advisor for additional information regarding FATCA. A non-resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8 to certify the owners’ foreign status. Withholding on taxable distributions may be reduced or eliminated if covered by an income tax treaty between the United States and the non-resident alien’s country of residence. The United States does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for taxable life insurance distributions.

Diversification Requirements. For a Policy to qualify as a variable life insurance policy for federal tax purposes, the investments in the Separate Account must be “adequately diversified” consistent with standards under Treasury Department regulations. If the investments in the Separate Account are not adequately diversified, the Policy will not be treated as a variable life insurance policy for federal income tax purposes. As a result, you will be taxed on the excess of the Policy Value over the investment in the contract. Although Allstate New York does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

Ownership Treatment. The IRS has stated that you will be considered the owner of Separate Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Separate Account investments may cause a policy owner to be treated as the owner of the Separate Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct Sub-Account investments without being treated as owners of the underlying assets of the Separate Account.

Your rights under the Policy are different than those described by the IRS in private and public rulings in which it found that policy owners were not owners of separate account assets. For example, if your Policy offers more than twenty (20) investment alternatives you have the choice to allocate premiums and policy values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in your being treated as the owner of the Separate Account. If this occurs, income and gain from the Separate Account assets would be includible in your gross income. Allstate New York does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Policy. We reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Separate Account. However, we make no guarantee that such modification to the Policy will be successful.

Generation-Skipping Transfer Tax. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each Policy owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Under certain circumstances, the Tax Code may impose a generation-skipping transfer (“GST”) tax when all or part of a life policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Tax Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

33 PROSPECTUS

The potential application of these taxes underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Reportable Policy Sale and Transfers of Ownership to Foreign Owners. The Tax Cuts and Jobs Act of 2017 included additional reporting requirements for any reportable policy sale occurring after December 31, 2017. A Reportable Policy Sale occurs when a person (buyer) acquires, directly or indirectly, a life insurance contract or any interest in such a contract with no substantial family, business, or financial relationship with the insured. The buyer is required to provide us with information related to the reportable policy sale to ensure proper reporting on an IRS Form 1099-LS. Upon notification of a reportable policy sale, we have an information reporting obligation to file an IRS Form 1099-SB including the seller’s investment in the life policy and the surrender value of the life insurance policy as of the date of sale. The Tax Cuts and Jobs Act of 2017 also modified the transfer for value rules. The potential application of these requirements underscores the importance of seeking guidance from a qualified advisor before entering into a reportable policy sale. At time of death claim, the death benefits from these life insurance policies that are identified as Reportable Policy Sale contracts are required to be reported on an IRS Form 1099R as a Reportable Death Benefit under Section 6050Y. A Transfer of Ownership to a Foreign Owner requires us to file an IRS Form 1099-SB with the transferor’s investment in the life policy and the surrender value of the life insurance policy as of the date of transfer. A Foreign Owner is a person or entity that cannot provide us an IRS Form W-9 certifying they are a US citizen or resident alien. We require an original IRS Form W-8 to certify the owner’s foreign status.

Medicare Tax on Investment Income. The Patient Protection and Affordable Care Act, enacted in 2010, included a Medicare tax on investment income. This tax assesses a 3.8% surtax on the lesser of (1) net investment income or (2) the excess of “modified adjusted gross income” over a threshold amount. The “threshold amount” is $250,000 for married taxpayers filing jointly, $125,000 for married taxpayers filing separately, $200,000 for single taxpayers, and approximately $12,500 for trusts. The taxable portion of payments received under the contract will be considered investment income for purposes of this surtax. You should consult a tax advisor about the impact of this tax on distributions from the Policy.

Distribution

Allstate Distributors, L.L.C. (“ADLLC”), located at 3075 Sanders Road, Northbrook, IL 60062-7127, serves as distributor of the Policies. ADLLC, an affiliate of Allstate New York, is a wholly owned subsidiary of Allstate Life Insurance Company. ADLLC is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

ADLLC does not sell Policies directly to purchasers. ADLLC enters into selling agreements with affiliated and unaffiliated broker- dealers and banks to sell the Policies through their registered representatives. The broker-dealers are registered with the SEC and are FINRA member firms. Their registered representatives are licensed as insurance agents by applicable state insurance authorities and appointed as agents of Allstate New York in order to sell the Policies. Policies also may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

Allstate New York offered the Policies on a continuous basis until December 31, 2008. The Policies were sold by registered representatives of broker-dealers who were our licensed insurance agents, either individually or through an incorporated insurance agency. Registered representatives may be eligible for a trail commission of 0.66% of Policy Value on Policies that have been in force for at least one year. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

Commissions payable to sales representative for the sale of the Policy are calculated based on the total Premium payments. If you purchased a Primary Insured Rider, the commissions will vary depending on the allocation of your coverage between the base Policy and the Primary Insured Rider. The same initial Death Benefit will result in the highest commission when there is no Primary Insured Rider, with the commission declining as the portion of the Death Benefit coverage allocated to the Primary Insured Rider increases. Thus, the lowest commission amount is payable when the maximum Primary Insured Rider is purchased.

To the extent permitted by FINRA rules and other applicable laws and regulations, we may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. We may not offer the arrangements to all broker-dealers and banks and the terms of the arrangement may differ among broker-dealers and banks.

Individual registered representatives, broker-dealers, banks, and branch managers within some broker-dealers and banks participating in one of these compensation arrangements may receive greater compensation for selling the contract than for selling a different contract that is not eligible for the compensation arrangement. While we take the compensation into account when establishing contract charges, any such compensation will be paid by us or ADLLC and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply to the sale of the contract.

Allstate New York does not pay ADLLC a commission for distribution of the Policies. ADLLC compensates its representatives who act as wholesalers, and their sales management personnel, for Policy sales. This compensation is based on a percentage of premium payments and/or a percentage of Policy values. The underwriting agreement with ADLLC provides that we will reimburse ADLLC

34 PROSPECTUS

for expenses incurred in distributing the Policies, including any liability to Policy Owners arising out of services rendered or Policies issued.

Legal Proceedings

There are no pending material legal proceedings to which the Separate Account or principal underwriter is a party. Allstate New York is engaged in routine lawsuits, which, in our management’s judgment, are not of material importance to its respective total assets or material with respect to the Separate Account.

Legal Matters

All matters of New York law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under New York law, have been passed upon by Angela K. Fontana, Vice President, General Counsel and Secretary of Allstate New York.

Financial Statements

The statements of net assets of each of the individual Sub-Accounts, which comprise the Separate Account, as of December 31, 2019, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two year period ended December 31, 2019 appear in the pages that follow. The financial statements of Allstate Life Insurance Company of New York as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019, and the related financial statement schedules of Allstate Life Insurance Company of New York and the accompanying Reports of Independent Registered Public Accounting Firm are incorporated herein in sections Items 11(e) and 11(f) of Form S-1, SEC File No. 333-224078, filed on April 1, 2020. The financial statements and schedules of Allstate Life Insurance Company of New York incorporated herein should be considered only as bearing upon the ability of Allstate Life Insurance Company of New York to meet its obligations under the Policies.

COVID-19 and its impacts implicate many of the risk factors set forth under “Item 3(c). Risks Factors’’ in our Form S-1, SEC File No.333-224078, filed on April 1, 2020 for the year ended December 31, 2019. Risks related to a pandemic and economic uncertainty are described in our risk factors titled “A large-scale pandemic, the occurrence of terrorism or military actions may have an adverse effect on our business” and “Conditions in the global economy and capital markets could adversely affect our business and results of operations”. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its impact to our operations, but the effects could be material.

Cyber Security Risks

We are at risk for cyber security failures or breaches of our information and processing systems and the systems of our business partners that could have negative impacts on you. These impacts include, but are not limited to, potential financial losses under your Policy, your inability to conduct transactions under your Policy, our inability to calculate your Policy’s values, and the disclosure of your personal or confidential information. For more information about these cyber security risks, see the SAI.

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Glossary of Special Terms

Please refer to this list for the meaning of the following terms:

Accumulation Unit - An accounting unit of measurement, which we use to calculate the value of a Sub-Account.

Age - The Insured’s age at his or her last birthday.

Beneficiary(ies) - The person(s) named by you to receive the Death Benefit under the Policy. You name the original Beneficiary(ies) and Contingent Beneficiary(ies) in the application for the Policy. You may change the Beneficiary or Contingent Beneficiary at any time, except irrevocable Beneficiaries may not be changed without their consent

Death Benefit - The amount payable to the Beneficiary under the Policy upon the death of the Insured, before payment of any unpaid Policy Debt or Policy Charges.

Face Amount - The initial amount of insurance under your Policy, adjusted for any changes in accordance with the terms of your Policy.

Fixed Account - The portion of the Policy Value allocated to our general account.

Grace Period - A 61-day period during which the Policy remains in force so as to permit you to pay sufficient additional Premium to keep the Policy from lapsing.

Insured - The person whose life is Insured under the Policy.

Issue Date - The date on which the Policy is issued, which shall be used to determine Policy Anniversaries, Policy Years and Policy Months.

Loan Account - An account established for amounts transferred from the Sub-Accounts and the Fixed Account as security for outstanding Policy loans.

Maturity Date - The Policy does not have a Maturity Date.

Monthly Automatic Payment - A method of paying a Premium each month automatically, for example by bank draft or salary deduction.

Monthly Deduction - The amount deducted from Policy Value on each Monthly Deduction Day for the policy fee, administrative expense charge, mortality and expense risk charge, cost of insurance charge, and the cost of any benefit riders.

Monthly Deduction Day - The same day in each month as the Issue Date. If a month does not have that day, the deduction will be made as of the last day of the month. The day of the month on which Monthly Deductions are taken from your Policy Value.

Net Death Benefit - The Death Benefit, less any Policy Debt.

Net Investment Factor - The factor we use to determine the change in value of an Accumulation Unit in any Valuation Period. We determine the Net Investment Factor separately for each Sub-Account.

Net Policy Value - The Policy Value, less any Policy Debt.

Net Premium - The Premium less the Premium Expense Charge.

Net Surrender Value - The Policy Value less any applicable surrender charges and less any unpaid Policy Debt. The Net Surrender Value must be positive for the Policy to remain in effect, unless the Safety Net Premium feature is in effect.

Policy Anniversary - The same day and month as the Issue Date for each subsequent year the Policy remains in force.

Policy Debt - The sum of all unpaid Policy loans and accrued loan interest.

Policy Month — A one month period beginning on the same day of the month as the issue date of the policy.

Policy Owner (“You” “Your”) - The person(s) having the rights and privileges of ownership defined in the Policy. The Policy Owner may or may not be the same person as the Insured. If your Policy is issued pursuant to a retirement plan, your ownership privileges may be modified by the plan.

Policy Value - The sum of the values of your interests in the Sub-Accounts of the Separate Account, the Fixed Account and the Loan Account. The amount from which the Monthly Deductions are made and the Death Benefit is determined.

Policy Year - Each twelve-month period beginning on the Issue Date and each Policy Anniversary.

Portfolio(s) - The underlying mutual funds in which the Sub-Accounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

Premium - Amounts paid to us as premium for the Policy by you or on your behalf.

36 PROSPECTUS

SAI - Statement of Additional Information, which is attached to and incorporated by reference in this Prospectus.

Safety Net Premium - A feature under which we guarantee that, regardless of declines in your Policy Value, your Policy does not enter the Grace Period if your total Premiums paid since the Issue Date, less any partial withdrawals and outstanding Policy loans made by you, are at least as great as the monthly Safety Net Premium amount times the number of months since the Issue Date.

Separate Account - The Allstate Life of New York Variable Life Separate Account A, which is a segregated investment account of Allstate New York.

Sub-Account - A subdivision of the Separate Account, which invests wholly in shares of one of the Portfolios.

Surrender Value - The Policy Value less any applicable surrender charges.

Tax Code - The Internal Revenue Code of 1986, as amended.

Valuation Date - Each day the New York Stock Exchange is open for business. We do not determine Accumulation Unit Value on days on which the New York Stock Exchange is closed for trading.

Valuation Period - The period of time over which we determine the change in the value of the Sub-Accounts in order to price Accumulation Units. Each Valuation Period begins at the close of normal trading on the New York Stock Exchange, currently 4:00

p.m. Eastern time, on each Valuation Date and ends at the close of the NYSE on the next Valuation Date.

We, Us, Our - Our company, Allstate Life Insurance Company of New York, sometimes referred to as “Allstate New York.”

You, Your - The person having the rights and privileges of ownership in the Policy.

37 PROSPECTUS

Where You Can Find More Information

You can call us at 1-800-268-5619 to ask us questions, to request information about the Policy, and to obtain copies of the SAI, personalized illustrations or other documents. You also can write to us at the address given on the first page of this Prospectus.

We have filed an SAI with the SEC. The current SAI is dated May 1, 2020. The SAI contains additional information about the Policy and is incorporated by reference in this Prospectus. You can obtain a free copy of the SAI upon request, by writing us or calling at the number given above. You should read the SAI because you are bound by the terms contained in it.

We file reports and other information with the SEC. You may read and copy any document we file with the SEC, including the SAI, at the SEC’s public reference room in Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room.

Our SEC reports and other information about us are also available to the public at the SEC’s web site at http://www.sec.gov. Copies of any of the information filed with the SEC may be obtained upon payment of a duplicating fee by writing the SEC’s Public Reference Section, 100 F Street NE, Room 1580, Washington, DC 20549-2000.

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

through its Allstate Life of New York Variable Life Separate Account A

1940 Act File No. 811-21250

1933 Act File No. 333-100935

Beginning in January 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for portfolio companies available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from Allstate Life Insurance Company of New York. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from Allstate Life Insurance Company of New York electronically by contacting Allstate Life Insurance Company of New York Customer Service at 1-800-865-5237.

You may elect to receive all future reports in paper free of charge. You can inform Allstate Life Insurance Company of New York that you wish to continue receiving paper copies of your shareholder reports by contacting Allstate Life Insurance Company of New York Customer Service at 1-800-865-5237. Your election to receive reports in paper will apply to all portfolio companies available under your contract.

38 PROSPECTUS

FIN451NY-17

Consultant Protector Variable Universal Life

Issued by

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

Through

Allstate Life of New York Variable Life Separate Account A

Supplement dated November 1, 2021

to the

Statement of Additional Information dated May 1, 2020

Home Office: 800 Westchester Avenue, Suite 641 North

Rye Brook, NY, 10573

This Supplement updates certain information contained in the Statement of Additional Information dated May 1, 2020 for the Consultant Protector Variable Universal Life policy (the “Policy”). Please read this Supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the same meaning given to them in the Statement of Additional Information. Except as modified in this supplement, all other terms and information in the Statement of Additional Information remain unchanged.

On October 1, 2021, Wilton Reassurance Company (“WRAC”) acquired Allstate Life Insurance Company of New York (“ALNY”). On November 1, 2021 ALNY merged into Wilton Reassurance Life Company of New York a subsidiary of WRAC (the “Merger”).

The information below describes changes to the statement of additional information as a result of the Merger and otherwise updates information in the statement of additional information. As a result of the merger, WRNY became responsible for all liabilities and obligations of ALNY, including those created under the Policy. Accordingly, all references in the Statement of Additional Information to the issuer of the Policy are amended to refer to Wilton Reassurance Life Company of New York.

I.    The following replaces information in the section “GENERAL INFORMATION AND HISTORY”:

Wilton Reassurance Life Company of New York. Wilton Reassurance Life Company of New York (“WRNY”) is the issuer of the Policy. WRNY is a stock life insurance company organized under the laws of the State of New York. WRNY was incorporated in 1955.

On March 29, 2021, The Allstate Corporation announced it had entered into an agreement to sell Allstate Life Insurance Company of New York to Wilton Reassurance Company (the “Transaction”). The Transaction closed on October 1, 2021. On November 1, 2021 Allstate New York merged into Wilton Reassurance Life Company of New York a subsidiary of WRAC.

WRNY is currently licensed to operate in all fifty states, the District of Columbia and the U.S. Virgin Islands. The Policies was only offered in New York. Our headquarters is located at 800 Westchester Avenue, Suite 641 North, Rye Brook, NY 10573. You can contact us about your Policy by writing to us at P.O. Box 660191, Dallas, TX 75266-0191 or calling us at 1-800-268-5619.

WRNY is a direct wholly-owned subsidiary of Wilton Reassurance Company (“WRAC”), an insurance company incorporated under the laws of the State of Minnesota. WRAC is a wholly owned subsidiary of Wilton Re US Holdings, Inc., a holding company organized under the laws of Delaware, with the ultimate controlling parent being Wilton Re Ltd.

State Regulation of WRNY. We are subject to the laws of New York State and regulated by the New York Department of Financial Services (“Insurance Department”). Every year we file an annual statement with the Insurance Department covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Insurance Department to verify our contract liabilities and reserves. Our books and records are subject to review by the Insurance Department at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.

Allstate Life of New York Variable Life Separate Account A. Allstate New York established the Allstate Life of New York Variable Life Separate Account A on December 15, 1995. The Separate Account meets the definition of a “Separate Account” under the federal securities laws and is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or WRNY. We are the custodian of the assets of the Allstate Life of New York Variable Life Separate Account A. Our principal place of business address is listed above

II.    The following is added to the section “DISTRIBUTOR”:

WRNY pays ADLLC a fee for its customary services as principal underwriter.

III.    The following replaces the ”EXPERTS” section:

The statutory-basis financial statements of Wilton Reassurance Life Company of New York, as of and for the years ended December 31, 2020, 2019 and 2018, included in this Supplement to the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on such financial statements and includes an emphasis of matter paragraph that indicates that such financial statements were prepared in accordance with accounting practices prescribed or permitted by the New York State Department of Financial Services (“statutory-basis”), which differ from and are not in accordance with accounting principles generally accepted in the United States of America; and which expresses an adverse opinion that the statutory-basis financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America. The variances between the statutory-basis of accounting and accounting principles generally accepted in the United States of America are also described in Note 1 to the statutory-basis financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statutory-basis financial statements of Allstate Life Insurance Company of New York included in this Supplement to the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on such financial statements and includes an emphasis of matter paragraph that indicates that such financial statements were prepared in accordance with accounting practices prescribed or permitted by the New York State Department of Financial Services (“statutory-basis”), which differ from and are not in accordance with accounting principles generally accepted in the United States of America; and which expresses an adverse opinion that the statutory-basis financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America as the variances between the statutory-basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements and financial highlights of each of the Sub-Accounts comprising the Allstate Life of New York Variable Life Separate Account A (the “Account”) incorporated in this supplement to the Statement of Additional Information by reference from the Account’s Form N-VPFS, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

IV.    The following replaces the section “FINANCIAL STATEMENTS”:

The following financial statements are included in the supplement to the statement of additional information dated November 1, 2021:

• The statements of net assets of each of the individual Sub-Accounts, which comprise the Separate Account, as of December 31, 2020, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two-year period ended December 31, 2020 and the accompanying Report of Independent Registered Public Accounting Firm are incorporated herein by reference to Form N-VPFS, SEC file No. 811-21250, filed on April 21, 2021;

• The financial statements of Allstate Life Insurance Company of New York as of and for the years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, and unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020; and

• The financial statements of Wilton Reassurance Life Company of New York as of and for each of the three years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020, and unaudited pro-forma financial information reflecting the Merger.

The financial statements of Allstate Life Insurance Company of New York and the financial statements of Wilton Reassurance Life Company of New York are presented in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. The financial statements of the Separate Account are presented in conformity with accounting principles generally accepted in the United States of America.

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

Statutory-basis Financial Statements as of and for

the Years Ended December 31, 2020, 2019, and 2018

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Audit Committee of

Allstate Life Insurance Company

Northbrook, Illinois

We have audited the accompanying statutory-basis financial statements of Allstate Life Insurance Company of New York (the “Company”), which is a wholly-owned subsidiary of Allstate Life Insurance Company, which is a wholly-owned subsidiary of Allstate Insurance Company, which is, a wholly-owned subsidiary of Allstate Insurance Holdings, LLC, which is a wholly-owned subsidiary of The Allstate Corporation, which comprise the statutory-basis statements of financial position as of December 31, 2020, 2019 and 2018 and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory-basis financial statements.

Management’s Responsibility for the Statutory-Basis Financial Statements

Management is responsible for the preparation and fair presentation of these statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory-basis financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory-basis financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory-basis financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the statutory-basis financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory-basis financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 2 to the statutory-basis financial statements, the statutory-basis financial statements are prepared by the Company using the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the New York State Department of Financial Services. The effects on the statutory-basis financial statements of the variances between the statutory-basis of accounting described in Note 2 to the statutory-basis financial statements and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America paragraph, the statutory-basis financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of Allstate Life Insurance Company of New York as of December 31, 2020, 2019 and 2018 or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of Allstate Life Insurance Company of New York as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services as described in Note 2 to the statutory-basis financial statements.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

May 19, 2021

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2020 AND 2019

(in thousands except par value and number of shares)	2020	2019
ADMITTED ASSETS
Bonds (fair value: $4,788,589 and $4,400,759)	$4,175,040	$3,996,839
Preferred stocks (fair value: $2,236 and $11,051)	1,796	10,562
Common stocks (cost: $170,915 and $123,957)	249,205	165,135
Mortgage loans on real estate	616,560	718,901
Cash, cash equivalents and short-term investments	130,453	220,888
Contract loans	37,280	38,563
Derivatives	8,469	6,047
Other invested assets	342,484	385,644
Receivables for securities	206	150,125
Securities lending reinvested collateral assets	1,414	391

Subtotals, cash and invested assets	5,562,907	5,693,095

Investment income due and accrued	44,801	45,804
Premiums and considerations	29,609	30,605
Reinsurance recoverables and other reinsurance receivables	5,060	1,547
Net deferred tax asset	32,760	29,598
Guaranty funds receivable or on deposit	908	919
Advanced benefits	6,421	5,900
Other assets	3,454	3,707
From Separate Accounts, Segregated Accounts and Protected Cell Accounts	423,762	404,635

Total	$6,109,682	$6,215,810

LIABILITIES
Aggregate reserve for life and accident and health contracts	$4,536,404	$4,446,313
Liability for deposit-type contracts	314,658	343,000
Contract claims	18,556	28,197
Interest maintenance reserve	13,515	12,481
Transfers to Separate Accounts due or accrued (net)	8,570	12,822
Current federal and foreign income taxes	34	28,056
Asset valuation reserve	137,711	145,134
Payable to parent, subsidiaries and affiliates	4,674	4,480
Payable for securities lending	76,033	157,280
Reserve for uncashed checks	6,710	5,832
Other liabilities	13,204	13,413
From Separate Accounts Statement	423,762	404,635

Total liabilities	5,553,831	5,601,643

CAPITAL AND SURPLUS
Common capital stock ($25 par value; 100,000 shares authorized, issued and outstanding)	2,500	2,500
Gross paid in and contributed surplus	131,253	131,253
Unassigned funds (surplus)	422,098	480,414

Total capital and surplus	555,851	614,167

Total	$6,109,682	$6,215,810

See notes to statutory-basis financial statements.

3

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)	2020	2019
Premiums and annuity considerations for life and accident and health contracts	$170,685	$199,028
Net investment income	265,739	258,104
Amortization of interest maintenance reserve	6,257	3,211
Commissions and expense allowances on reinsurance ceded	2,212	2,559
Reserve adjustments on reinsurance ceded	(22,064)	(28,355)
Miscellaneous income	957	1,153

Total	423,786	435,700

Death benefits	90,551	72,782
Annuity benefits	151,598	171,567
Disability benefits and benefits under accident and health contracts	12,821	39,191
Surrender benefits and withdrawals for life contracts	86,405	140,144
Interest and adjustments on contracts or deposit-type contract funds	18,705	19,051
Increase (decrease) in aggregate reserves for life and accident and health contracts	90,091	(7,937)
Commissions on premiums, annuity considerations, and deposit-type contract funds	10,969	19,903
General insurance expenses	30,361	38,408
Insurance taxes, licenses and fees, excluding federal income taxes	7,248	7,845
(Increase) decrease in loading on deferred and uncollected premiums	122	(1,420)
Net transfers to or (from) Separate Accounts net of reinsurance	(35,702)	(44,302)
Other expenses	209	912

Total	463,378	456,144

Net loss from operations after dividends to policyholders and before federal income taxes and realized capital gains or (losses)	(39,592)	(20,444)

Federal and foreign income taxes incurred (excluding tax on capital gains)	9,383	26,390

Net loss from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)	(48,975)	(46,834)

Net realized capital gains (losses) less capital gains tax of $(4,543) and $3,416	(17,092)	12,852

Net loss	$(66,067)	$(33,982)

See notes to statutory-basis financial statements.

4

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)	2020	2019
Capital and surplus, December 31, prior year	$614,167	$644,474
Net loss	(66,067)	(33,982)
Change in net unrealized capital gains (losses)	(6,275)	16,484
Change in net unrealized foreign exchange capital gains (losses)	4,055	(3,698)
Change in net deferred income tax	19,961	29,258
Change in nonadmitted assets	(17,413)	(15,554)
Change in asset valuation reserve	7,423	(22,815)

Capital and surplus, December 31, current year	$555,851	$614,167

See notes to statutory-basis financial statements.

5

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)
Cash from operations	2020	2019
Premiums collected net of reinsurance	$171,358	$198,038
Net investment income	239,707	235,155
Miscellaneous income	(417)	2,510

Total	410,648	435,703

Benefits and loss related payments	372,932	446,455
Net transfers to Separate, Segregated Accounts and Protected Cell Accounts	(31,449)	(58,728)
Commissions, expenses paid and aggregate write-ins for deductions	49,947	66,399
Dividends paid to policyholders	31	42
Federal and foreign income taxes paid (recovered)	34,799	(2,112)

Total	426,260	452,056

Net cash from operations	(15,612)	(16,353)

Cash from investments
Proceeds from investments sold, matured or repaid	1,304,707	858,339
Cost of investments acquired (long-term only)	1,255,154	747,739
Net increase or (decrease) in contract loans and premium notes	(1,289)	(791)

Net cash from investments	50,842	111,391

Cash from financing and miscellaneous sources
Net deposits on deposit-type contracts and other insurance liabilities	(47,015)	(46,793)
Other cash provided (applied)	(78,650)	91,941

Net cash from financing and miscellaneous sources	(125,665)	45,148

Reconciliation of cash, cash equivalents and short-term investments
Net change in cash, cash equivalents and short-term investments	(90,435)	140,186
Cash, cash equivalents and short-term investments, beginning of year	220,888	80,702

Cash, cash equivalents and short-term investments, end of period	$130,453	$220,888

Supplemental disclosures for non-cash transactions
Change in receivable for securities sold	$149,917	$149,288
Portfolio investments exchanged	108,564	86,650
Income from other invested assets	12,585	929
Reinvestment of non-cash distributions from other invested assets	3,289	3,395
Change in payable for securities acquired	712	712
Stock dividends received	15	37
Stock distributions a return of capital	3	4
Mortgage loans refinanced	-	8,388

See notes to statutory-basis financial statements.

6

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

1.	General

Allstate Life Insurance Company of New York (the “Company”), an insurance company domiciled in New York, is a wholly owned subsidiary of Allstate Life Insurance Company (“ALIC”), an insurance company domiciled in the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company (“AIC”), which is a wholly owned subsidiary of Allstate Insurance Holdings, LLC (“AIH”), a Delaware limited liability company. AIH is a wholly owned subsidiary of The Allstate Corporation (“the Corporation”).

The Company offers traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company serves customers through Allstate exclusive agents and exclusive financial specialists, as well as workplace enrolling independent agents and benefits brokers. The Company previously offered and continues to have in force deferred fixed annuities and immediate fixed annuities. The Company also previously offered variable annuities which are reinsured.

2.	Summary of Significant Accounting Policies

Basis of presentation

The Company prepares its financial statements in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (“NYDFS”). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The State of New York requires its domestic insurance companies to prepare financial statements in conformity with the NAIC Accounting Practices and Procedures Manual (“APPM”), which includes all Statements of Statutory Accounting Principles (“SSAPs”), subject to any deviations prescribed or permitted by the NYDFS.

The NYDFS has adopted certain prescribed accounting practices that differ from those found in the APPM that are applicable to the Company. Specifically, the calculation of deferred premium assets includes the establishment of a prepaid reinsurance premium asset in accordance with New York Regulation 172. SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance (“SSAP No. 61R”), requires the deferred premium asset to be reduced by the proportionate amount attributable to reinsurance.

The NYDFS has prescribed in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations that the Company presents in Exhibit 5 of the Annual Statement asset adequacy reserves before consideration of the reinsurance treaty described in Note 17, which are not required per SSAP No. 51, Life Contracts, and SSAP No. 61R.

A reconciliation of the Company’s net income and capital and surplus between statutory accounting principles (“SAP”) per the APPM and practices prescribed or permitted by the NYDFS as of December 31 is shown below:

(in thousands)
	2020	2019
Net Income
The Company’s state basis	$(66,067)	$(33,982)

State prescribed practices that increase/(decrease) NAIC SAP: Premiums	(34)	(11)
Commissions and expense allowances on reinsurance ceded	70	2
Increase in loading on deferred and uncollected premium	105	(333)
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$(66,208)	$(33,640)

Surplus
The Company’s state basis	$555,851	$614,167

State prescribed practices that increase/(decrease) NAIC SAP:
Deferred premium assets	(9,985)	(10,418)
Aggregate write-ins (Reinsurance balances recoverable)	2,611	2,904
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$563,225	$621,681

If the Company had not used the New York prescribed practice, a risk-based capital regulatory event would not have been triggered.

7

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Accounting practices and procedures of the NAIC as prescribed or permitted by the NYDFS comprise a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (“GAAP”). The more significant differences relevant to the Company are as follows:

●

Bonds, including loan-backed and structured securities (“LBASS”) but excluding Securities Valuation Office (“SVO”)-identified investments, and short-term investments, are stated at amortized cost, or lower of amortized cost or fair value, or recovery value, while under GAAP, they are carried at fair value

●	Preferred stocks are valued as prescribed by the SVO, while under GAAP, they are reported at fair value.

●

Under the APPM, unaffiliated common stocks are reported at fair value and changes in fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus. Under GAAP, equity investments, including common stocks and limited partnership interests not accounted for under the equity method of accounting (“EMA”) or that do not result in consolidation, are measured at fair value with changes in fair value recognized in net income.

●

Under the APPM, mortgage loans are carried at unpaid principal amount net of unamortized premium or discount. Effective January 1, 2020, under GAAP they are carried at amortized cost, net of credit loss allowances. Under the APPM, impairment adjustments on mortgage loans are recorded when it is probable contractual principal and interest will not be collected. Other-than-temporary impairment (“OTTI”) adjustments reduce the carrying value of mortgage loans to the fair value of the collateral less the estimated cost to sell. Effective January 1, 2020, under GAAP, credit loss allowances are estimates of expected credit losses, established for loans upon origination or purchase, and are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the loans. Beginning in 2020 under GAAP, loans are evaluated on a pooled basis when they share similar risk characteristics; while under the APPM, loans are evaluated individually.

●

Certain investments in partnerships and limited liability companies under GAAP are recorded at fair value. Per the APPM, these investments require EMA to be used. EMA on a statutory basis, in conjunction with asset valuation reserve (“AVR”) recognition requirements as discussed below, recognizes the earnings of the investment in surplus with only the portion distributed recorded in investment income, while GAAP recognizes all earnings, both distributed and undistributed in investment income. Investments in partnerships and limited liability companies are required to have audited U.S. GAAP financial statements or audited U.S. tax-basis financial statements to be admitted. For investments in non-U.S. partnerships and limited liability companies for which audited GAAP or International Financial Reporting Standards financial statements are not available, admission requires using certain audited financial statements prepared using foreign generally accepted accounting principles with an audited reconciliation to U.S. GAAP.

●	Realized investment capital gains or losses are reported net of related income taxes, while under GAAP, such gains or losses are reported gross of tax.

●

Under both GAAP and the APPM, the Company is required to identify impairments and recognize credit or intent related losses on bonds including LBASS (i.e., the term used in the APPM is “other-than-temporary impairment”, effective January 1, 2020, this term is no longer used in GAAP). However, the measurement of credit impairments differs for bonds and the trigger for intent impairments differs for LBASS.

Intent related credit losses are recorded when there is a decision to sell a security or when it is more likely than not that the Company will be required to sell the security before the recovery of the amortized cost basis. Under GAAP and the APPM, for intent related credit losses, bonds, including LBASS are written down to fair value. In addition, for LBASS under the APPM, intent related OTTI is also recognized when there is no intent and ability to hold the security until it recovers in value, which is not required under GAAP.

Credit related impairments result from an assessment that the entire amortized cost basis is not expected to be recovered. Under GAAP, for bonds, including LBASS, in an unrealized loss position, credit losses are recorded to expected recovery value, which, effective January 1, 2020, is recognized as a contra asset allowance and may not exceed fair value. Recovery value is determined by calculating the best estimate of future cash flows considering past events, current conditions and reasonable and supportable forecasts discounted at the security’s current effective rate. Under the APPM, for credit related OTTI, bonds other than LBASS, are written down to fair value and LBASS are written down to the expected recovery value.

●

Under the APPM, derivatives which follow hedge accounting are reported in a manner consistent with the hedged item with no ineffectiveness separately recorded. Derivatives that are not designated as accounting hedges are recorded at fair value, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus until the transaction is closed (e.g., terminated, sold, expired, exercised). Derivatives which are used in replication are reported in a manner consistent with the asset that has been replicated. Embedded derivative instruments are not accounted for separately as derivative instruments. Derivative assets and liabilities are reported gross in the financial statements.

Under GAAP, derivatives that qualify as a fair value hedge are recorded at fair value in the same income statement line item as the hedged item; cash flow hedges are also recorded at fair value. Hedge ineffectiveness, if any, is recorded along with the hedged item. The change in fair value of a non-hedge derivative, including derivatives used in replication, is recorded as a realized capital gain or loss. Embedded derivative instruments are accounted for separately and marked to market through realized capital gains or losses. Derivative assets and liabilities that qualify for offsetting with a counterparty are reported as a net asset or liability in the financial statements.

●

The APPM requires that, if in the aggregate, the Company has a net negative cash balance it shall be reported as a negative asset. GAAP requires that such negative cash balances be reported as other liabilities.

8

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

●

For holders of surplus notes, interest is not accrued until approved by the insurance departments of the applicable states of domicile per the APPM. GAAP requires interest on surplus notes to be accrued whether or not states approval has been obtained

●

Under the APPM, costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts, principally agents’ and brokers’ remuneration and certain underwriting costs, are expensed as incurred. Under GAAP, these costs are deferred and amortized to income either over the premium paying period of the related policies in proportion to the estimated revenue on such business or in relation to the present value of estimated gross profits on such business over the estimated lives of the contracts.

●

Both GAAP and the APPM require a provision for deferred taxes on temporary differences between the reporting and tax bases of assets and liabilities. The change in deferred taxes is reported in surplus per the APPM, while under GAAP, the change is reported in the Statement of Operations. The APPM also includes limitations as to the amount of deferred tax assets (“DTAs”) that may be reported as an admitted asset. Both GAAP and the APPM require a valuation allowance for DTAs and the allowance is similarly measured.

●

Under the APPM, the effects of reinsurance are netted against the corresponding assets or liabilities versus reported on a gross basis for GAAP. For paid and unpaid reinsurance recoverables and receivables reported gross on the GAAP balance sheet, effective January 1, 2020 credit loss allowances, which are estimates of expected credit losses, are established through a charge to GAAP income and reported as a contra asset. GAAP credit loss allowances are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the asset. Under GAAP, reinsurance recoverables and receivables may be evaluated on a pooled basis when they share similar risk characteristics; while under the APPM, reinsurance recoverables and receivables are generally evaluated individually for collectibility and amounts determined to be uncollectible are charged to income in the period the determination is made.

●

Certain reported assets, including the portion of net DTAs that exceeded the APPM limitations, prepaid commissions, certain agent and bills receivables and certain other receivables over 90 days past due, are designated as nonadmitted assets and are charged directly to unassigned surplus. Under GAAP, these assets are reported in the Statements of Financial Position, net of any valuation allowance.

●

Life statutory policy reserves are based on mortality, interest and other assumptions applied in compliance with statutory regulations and subject to reserve testing with assumption subject to statutory requirements. Health statutory policy reserves are based on morbidity, interest, and withdrawal assumptions applied in compliance with statutory regulations. Statutory formula policy reserves in certain cases are subject to stand alone reserve testing with assumptions subject to statutory requirements. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company’s estimates of mortality, morbidity, interest and withdrawals and include sufficiency testing with assumptions representative of the Company’s current expectations. The effect, if any, on reserves due to a change in valuation basis is recorded directly to unassigned surplus per the APPM rather than included in the determination of net gain from operations for GAAP.

●

The Company has an agreement where via a reinsurance treaty it cedes reinvestment related risk on certain structured settlement annuities to its parent, ALIC effective December 31, 2001. Under the APPM, the agreement is accounted for as reinsurance. Under GAAP, the agreement is accounted for as a derivative financial instrument.

●	The AVR and interest maintenance reserve (“IMR”) are required by the APPM, but not GAAP.

●

Under the APPM, liabilities from guaranty funds or other assessments from insolvencies of entities that wrote long term care contracts are recorded at discounted rates, while all other assessments are reported at undiscounted rates. Under GAAP, all guaranty funds or other assessments are reported at undiscounted rates.

●

The assets and reserves relating to modified guaranteed annuity (“MGA”) contracts are reflected as assets and liabilities related to Separate Accounts and are carried at fair value. Premium receipts and benefits on these contracts are recorded as revenue and expense and are transferred to or (from) the Separate Accounts. Under GAAP, these assets are reported as bonds and mortgage loans. Bonds designated as available for sale are carried at fair value and mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Liabilities are reported as contractholder funds. Revenues are comprised of contract charges and fees for contract administration and surrenders.

●

Under the APPM, premium receipts and benefits on certain annuity contracts and universal life-type contracts are recorded as revenue and expense. Under GAAP, revenue on certain annuity contracts and universal life-type contracts is comprised of contract charges and fees, which are recognized when assessed against the policyholder account balance. Additionally, premium receipts on certain annuity contracts and universal life-type contracts are considered deposits and are recorded as interest-bearing liabilities, while benefits are recognized as expenses in excess of the policyholder account balance.

●	GAAP requires the presentation of comprehensive income and its components in the financial statements, which is not required by the APPM.

Use of estimates

The preparation of financial statements in conformity with the NAIC Annual Statement Instructions and accounting practices prescribed or permitted by the NYDFS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

9

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Investments

Bonds with an NAIC designation of 1 through 5, including LBASS and excluding SVO-identified investments, are reported at amortized cost using the effective yield method. Bonds with an NAIC designation of 6 are reported at the lower of amortized cost or fair value, with the difference reflected in unassigned surplus as an unrealized capital loss. In general, LBASS utilize a multi-step process for determining carrying value and NAIC designation in accordance with SSAP No. 43R, Loan-backed and Structured Securities. The Company’s bond portfolio also includes SVO-identified investments, which are reported at fair value. Changes in the fair value of SVO-identified investments are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Redeemable preferred stocks are reported at cost, amortized cost or the lower of cost, amortized cost or fair value, depending on the assigned NAIC designation. Perpetual preferred stocks are reported at fair value or the lower of cost or fair value depending on the assigned NAIC designation. Unaffiliated common stocks are reported at fair value. For preferred stocks reported at fair value and unaffiliated common stocks, the differences between amortized cost or cost and fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Mortgage loans are reported at unpaid principal balances, net of unamortized premium or discount.

Cash equivalents are reported at fair value or amortized cost. Cash equivalents reported at amortized cost are readily convertible into known amounts of cash and so near to their maturity that they present an insignificant risk of change in value because of changes in interest rates.

Short-term investments are reported at amortized cost.

Contract loans are reported at the unpaid principal and capitalized interest balance. Interest is capitalized into the loan balance each contract anniversary. Loans deemed uncollectible are written off. Loan balances in excess of cash value are nonadmitted.

Other invested assets consist of investments in partnerships, limited liability companies and surplus notes. Investments in partnerships and limited liability companies are generally reported based on the underlying audited GAAP equity of the investee, with undistributed earnings or losses reflected in unassigned surplus as a change in net unrealized capital gains and losses and, are generally recognized on a delay due to the availability of financial statements. The change in net unrealized capital gains and losses is reported in unassigned surplus, as well as used in the calculation of the AVR provision. Surplus notes are reported at amortized cost or the lower of amortized cost or fair value depending on the NAIC designation.

Realized capital losses recognized on all bonds due to OTTI resulting from changes in the general level of interest rates are reported in the IMR, net of tax and amortized into the Statements of Operations. For LBASS designated as no intent and ability to hold, the non-interest related portion of OTTI losses is used in the calculation of the AVR provision, while the interest-related OTTI is reported in IMR. All other net realized capital gains and losses for other invested assets resulting from changes in the general level of interest rates and OTTI realized capital losses for other invested assets and bonds that are not a result of changes in the general level of interest rates are reported in the Statements of Operations and used in the calculation of the AVR provision, the change of which is reported within unassigned surplus.

Investment income primarily consists of interest, dividends, income from limited partnership interests, and amortization of any premium or discount. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for LBASS is determined considering estimated pay-downs, including prepayments, obtained from third-party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For LBASS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is recalculated on a prospective basis. In periods subsequent to the recognition of an OTTI on a bond, including LBASS, the difference between the new amortized cost basis and the cash flows expected to be collected is accreted as interest income. Accrual of income is suspended for other-than-temporarily impaired bonds when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans that are in default or when the full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Cash distributions received from investments in partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed. Any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment.

Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other than temporary declines in fair value, expirations and settlements of certain derivatives. Realized capital gains and losses on investment sales are determined on a specific identification basis.

The Company has a comprehensive portfolio monitoring process to identify and evaluate each bond, including LBASS, and common and preferred stock, whose carrying value may be other-than-temporarily impaired. For each bond, excluding LBASS, in an unrealized loss position (fair value is less than amortized cost), the Company assesses whether management with the appropriate authority has made a decision to sell the bond prior to its maturity at an amount below its carrying value. If the decision has been made to sell the bond, the bond’s decline in fair value is considered other than temporary and the Company recognizes a realized capital loss equal to the difference between the amortized cost and the fair value of the bond at the balance sheet date the assessment is made. If the Company has not made the decision to sell the bond, but it is probable the Company will not be able to collect all amounts due according to contractual terms, the bond’s decline in value is considered other-than-temporarily impaired, and a write-down of the amortized cost to fair value is required. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For LBASS, the Company assesses whether management with the appropriate authority has made a decision to sell each LBASS in an unrealized loss position or does not have the intent and ability to retain the LBASS for a period of time sufficient to recover the amortized cost

10

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

basis. If either situation exists, the security’s decline in value is considered other-than-temporarily impaired and the security is written down as a realized capital loss to fair value. If management has not made the decision to sell the LBASS and management intends to hold the security for a period of time sufficient to recover the amortized cost basis, the Company analyzes the present value of the discounted cash flows expected to be collected. If the present value of the discounted cash flows expected to be collected is less than the amortized cost, the security is considered other-than-temporarily impaired and the Company recognizes a realized capital loss for the difference between the present value of the discounted cash flows and the amortized cost. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For common and preferred stocks, the Company considers various factors, including whether the Company has the intent and ability to hold the stock for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the stock’s decline in fair value is other than temporary and the difference between the stock’s cost and fair value is recognized as a realized capital loss. A decision to sell stock for an amount below its cost would be an other than temporary decline and a realized capital loss is recorded. For stocks managed by a third-party, either the Company has contractually retained its decision making authority as it pertains to selling stocks that are in an unrealized loss position or it recognizes an unrealized loss at the end of the period through a charge to realized capital loss.

The Company’s portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for bonds, including LBASS) or cost (for stocks) is below internally established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential OTTI using all reasonably available information relevant to the collectibility or recovery of the security. Inherent in the Company’s evaluation of OTTI for these securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: (1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; (2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and (3) the length of time and extent to which the fair value has been less than amortized cost or cost.

Impairment adjustments on mortgage loans are recorded when it is probable contractual principal and interest will not be collected. OTTI adjustments reduce the carrying value of mortgage loans to the fair value of the collateral less the estimated cost to sell.

Due and accrued investment income is recorded as an asset, with three exceptions. Due and accrued investment income on mortgage loans in default, where interest is more than 180 days past due, is nonadmitted. Due and accrued investment income for investments other than mortgage loans, that is more than 90 days past due, is nonadmitted. In addition, due and accrued investment income that is determined to be uncollectible, regardless of its age, is written off in the period that determination is made. All due and accrued investment income was admitted as of December 31, 2020 and 2019.

Derivative financial instruments

Derivative financial instruments include foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. When derivatives meet specific criteria, they may be designated as accounting hedges, which means they may be accounted for and reported on in a manner that is consistent with the hedged asset or liability. Derivatives that are not designated as accounting hedges are accounted for on a fair value basis, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus. The determination of the AVR and IMR impact of realized capital gains and losses on derivatives is based on how the realized capital gains and losses of the underlying asset is reported. The Company’s accounting policy for the various types of derivative instruments is discussed further in Note 4.

Securities loaned

The Company’s business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in cash equivalents or short-term investments.

AVR and IMR

The Company establishes the AVR and IMR as promulgated by the NAIC. The AVR offsets potential credit-related investment losses and volatility in recorded changes in fair value measurements on all invested asset categories excluding cash, contract loans, premium notes, collateral notes and income receivables. The AVR calculation is formula-based and considers the prior year reserve balance, the current year’s realized credit-related (default) and equity capital gains and losses, net of capital gains tax, and the current year’s unrealized capital gains and losses, net of deferred taxes thereon, applicable to the invested asset categories that are grouped within the default and equity components. The default component includes long-term bonds, preferred stocks, short-term bonds, derivatives and mortgage loans. The equity component includes common stocks, real estate and other invested assets. Other invested assets consist of investments in joint ventures, partnerships, limited liability companies, low income housing tax credit property investments, collateral loans and surplus notes. The undistributed earnings or losses from investments in joint ventures, partnerships and limited liability companies are reported as changes in unrealized capital gains and losses and included in the AVR. Cash distributions received from investments in joint ventures, partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed, whereas, any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment. Realized and unrealized capital gains increase the AVR and realized and unrealized capital losses decrease the AVR. The Company’s total AVR is generally limited to a maximum amount of credit-related reserve that is calculated using a set of factors applied to the admitted asset values of the various invested asset categories. Total AVR in one sub-component of either the default or equity component that is in excess of the maximum reserve must be transferred to the “sister” sub-component if that sub-component’s total AVR is below its maximum reserve. If the total AVR in either of the combined default or equity component is in excess of the

11

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

combined maximum reserve, the Company may transfer the excess to the other component if that component’s total AVR is below its maximum reserve, or the excess reserve may be released to unassigned surplus. In general, decreases in the Company’s total invested assets portfolio will decrease the total AVR and increases will increase the total AVR.

The IMR captures the realized capital gains and losses that result from changes in the overall level of interest rates and amortizes them into investment income over the approximate remaining life of the investments sold. The IMR includes all realized capital gains and losses, net of capital gains tax thereon, due to interest rate changes on fixed income investments, mortgage loans and derivatives, and excludes credit-related realized capital gains and losses on default component invested assets, realized capital gains and losses on equity investments and unrealized capital gains and losses.    After a realized capital gain or loss has been identified as interest-related and an expected maturity date has been determined, a company may select either a grouped method or seriatim method for calculating the IMR amortization. The Company has elected to use the grouped method in calculating its IMR amortization. The total IMR is calculated by adding the current year’s interest-related capital gains and losses, net of capital gains tax, to the prior year reserve and subtracting the current year’s amortization released to the Statements of Operations. A negative IMR is reported as a nonadmitted asset. Make whole fees and prepayment penalties are recorded as investment income and not included in the IMR.

Off-balance-sheet financial instruments

Commitments to invest, commitments to purchase private placement securities and commitments to extend loans have off-balance-sheet risk because their contractual amounts are not recorded in the Company’s Statements of Financial Position. The details of the off-balance-sheet commitments are discussed further in Note 4.

Premiums and annuity considerations

Annual premiums for most traditional life insurance policies are recognized as revenue on the policy anniversary date. Premiums, based on modal payment, for accident and health insurance and certain immaterial traditional life insurance policies are recognized as revenue when due. Considerations received for supplementary contracts with life contingencies are recognized as revenue when due. Premiums for all single and flexible premium life insurance and annuity products are recognized as revenue when collected. Considerations received on deposit-type funds, which do not contain any life contingencies, are recorded directly to the related reserve liability. Premiums written and not yet collected from policyholders are shown as a receivable, with balances older than 90 days nonadmitted.

Reserves for policy benefits

The Company adopted Principles Based Reserving which are computed actuarially according to New York Regulation 213 with interest, mortality and other assumptions applied in compliance with statutory regulations, for the following policies:

Certain guaranteed term policies issued on or after May 13, 2019, and all guaranteed term policies issued on or after October 1, 2019

Certain universal life and whole life policies issued on or after October 1, 2019

All remaining life policies issued on or after January 1, 2020

Policy benefit reserves for traditional and flexible premium life insurance policies, excluding the above policies, are computed actuarially according to the Commissioners’ Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for annuity products are calculated according to the Commissioners’ Annuity Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for MGA products are calculated according to New York Regulation 127 with interest and mortality assumptions in compliance with statutory regulations.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of contractholders, less surrenders and withdrawals that represent a return to the contractholder. For deposit-type funds with no cash values prior to maturity, reserves are present values of contractual payments with interest assumptions in compliance with statutory regulations. Tabular interest on deposit-type funds is calculated as the prescribed valuation interest rate times the mean amount of funds subject to such rate held at the beginning and end of the year of valuation.

Policy benefit reserves for accident and health insurance products include claim reserves, contract reserves and unearned premiums, if applicable. Claim reserves, including incurred but not reported claims, represent management’s estimate of the ultimate liability associated with unpaid policy claims, based primarily upon analysis of past experience. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in the Statements of Operations when additional information becomes known.

On traditional life insurance contracts, the Company waives deduction of deferred fractional premiums upon the death of the insured and returns any portion of the final premium beyond the date of death. Surrender values are not contracted in excess of the reserve as legally computed. For life contracts, the cost of additional mortality for each policy is assumed to equal the additional premium charged for that policy period and is reserved accordingly. Additional premiums are collected for policies issued on substandard lives. Reserves are held in a manner consistent with traditional policies. For annuity contracts issued as substandard, reserves are calculated according to Title 11 of the New York Codes, Rules and Regulations Section 99.6(i).

Tabular interest, tabular less actual reserves released and tabular cost are determined by formula as described in the APPM. Tabular interest for contracts not involving life contingencies represents the net amount credited taking into account increments of premiums and annuity considerations and decrements of benefits, withdrawals, loads and policy charges.

12

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Reinsurance

The Company reinsures certain of its risks to unaffiliated reinsurers and ALIC under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

The amounts reported in the Statements of Financial Position as amounts recoverable from reinsurers include amounts billed to reinsurers for losses paid. Contract claims are reported net of reinsurance recoverables on unpaid losses, which represent estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract and in accordance with the coverage, terms and conditions of the reinsurance agreement. Reinsurance does not extinguish the Company’s primary liability under the policies written. Reinsurance recoverable balances that are current and from authorized reinsurers are reported as admitted assets. Reinsurance recoverable balances from unauthorized reinsurers require collateral at least equal to the amount recoverable, or the recoverable balance is nonadmitted. All reinsurance recoverable balances that are 90 days past due are nonadmitted. If it is probable that reinsurance recoverables on paid or unpaid claim or benefit payments are uncollectible, these amounts are written off through a charge to the Statements of Operations.

Income taxes

The income tax provision is calculated under the liability method. DTAs and deferred tax liabilities (“DTLs”) are recorded based on the difference between the statutory financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes also arise from net unrealized capital losses on certain investments carried at fair value. The net change in DTAs and DTLs is applied directly to unassigned surplus. The nonadmitted portion of gross DTAs is determined by applying the rules prescribed by SSAP No. 101, Income Taxes (“SSAP No. 101”).

The application of SSAP No. 101 requires the Company to evaluate the recoverability of DTAs and to establish a statutory valuation allowance adjustment (“valuation allowance”) if necessary to reduce the DTA to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the DTAs and DTLs; (2) whether they are ordinary or capital; (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the DTAs; and (7) any tax planning strategies that the Company would employ to avoid an operating loss or tax credit carryforward from expiring unused. Although the realization is not assured, management believes it is more likely than not that the DTAs, net of valuation allowance, will be realized.

Separate Accounts

The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders’ claims to the related assets and are carried at the fair value of the assets. In the event the asset values of certain contractholder accounts are projected to be below the value guaranteed by the Company, a liability is established through a charge to earnings. Reserves for guarantees provided by the Company are included in the Company’s General Account.

The Company holds reserves for variable annuity contracts and variable life policies at less than the fund balances carried in the Separate Accounts. The difference between the reserves and the fund balances of the Separate Accounts is transferred from the Separate Accounts to the General Account, and the variable annuity portion is subsequently reinsured via a modified coinsurance agreement. Premiums, contract benefits, reserve transfers, policy loans and policyholder charges are also transferred from the Separate Accounts to the General Account.

Separate Accounts premium deposits, benefit expenses and contract charges for mortality risk, contract and policy administration are recorded by the Company and reflected in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support variable annuity contracts and variable life policies accrue directly to the contractholders and, therefore, are not included in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support MGA contracts accrue to the Company. Gains or losses from the MGA business, net of reinsurance, are included in net transfers to or (from) Separate Accounts in the Statements of Operations.

13

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

3.	Investments

Fair values

The following table summarizes the statement value, gross unrealized gains, gross unrealized losses and fair value of the Company’s bonds and SVO-identified investments, excluding bonds that have been written down to fair value as of December 31:

(in thousands)
2020	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,562,629	$460,008	$(3,731)	$4,018,906
U.S. special revenue	299,084	102,112	-	401,196
U.S. governments	176,118	5,122	-	181,240
U.S. political subdivisions	98,764	27,351	-	126,115
States, territories and possessions	37,697	22,592	-	60,289
Hybrid securities	748	95	-	843
SVO-identified investments	-	-	-	-
All other governments	-	-	-	-

Total bonds	$4,175,040	$617,280	$(3,731)	$4,788,589

2019	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,268,294	$270,761	$(2,487)	$3,536,568
U.S. special revenue	338,850	87,778	-	426,628
U.S. governments	137,972	7,113	-	145,085
U.S. political subdivisions	100,125	22,886	-	123,011
States, territories and possessions	37,715	17,756	-	55,471
Hybrid securities	248	45	-	293
SVO-identified investments	106,624	-	-	106,624
All other governments	7,011	68	-	7,079

Total bonds	$3,996,839	$406,407	$(2,487)	$4,400,759

Unrealized losses

Unrealized losses are calculated as the difference between amortized cost and fair value for the Company’s investment securities, including securities written down to fair value. They result from declines in fair value below amortized cost for bonds, including LBASS, or cost for common and preferred stocks, and are evaluated for OTTI. Every security with unrealized losses was included in the portfolio monitoring process.

The following tables summarize the fair value and gross unrealized losses of bonds, LBASS, common and preferred stocks by the length of time individual securities have been in a continuous unrealized loss position as of December 31.

(in thousands)
	2020
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$136,122	$(2,602)	$20,134	$(982)	$(3,584)
LBASS	7,064	(162)	-	-	(162)
Common stocks	489	(771)	-	-	(771)
Preferred stocks	-	-	422	(78)	(78)

Total	$143,675	$(3,535)	$20,556	$(1,060)	$(4,595)

	2019
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$84,150	$(544)	$52,233	$(1,986)	$(2,530)
LBASS	34	-	6	-	-
Common stocks	1,258	(219)	-	-	(219)
Preferred stocks	-	-	473	(27)	(27)

Total	$85,442	$(763)	$52,712	$(2,013)	$(2,776)

14

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The following table summarizes the gross unrealized losses by unrealized loss position and credit quality as of December 31, 2020.

(in thousands)	Investment Grade	Below Investment Grade	Total
Bonds, including LBASS with unrealized loss position less than 20% of amortized cost (1)(2)	$(1,883)	$(1,607)	$(3,490)
Bonds with unrealized loss position greater than or equal to 20% of amortized cost (3)(4)	-	(256)	(256)

Total unrealized losses	$(1,883)	$(1,863)	$(3,746)

(1)	Below investment grade bonds included $881 thousand that had been in an unrealized loss position for less than twelve months.
(2)

Related to bonds, including LBASS with an unrealized loss position less than 20% of amortized cost, the degree of which suggested that these securities did not pose a high risk of being other-than-temporarily impaired.

(3)	All the below investment grade bonds had been in an unrealized loss position for a period of twelve or more consecutive months.
(4)

Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contract obligations.

Investment grade is defined as a security having an NAIC designation of 1 or 2, a rating of Aaa, Aa, A or Baa from Moody’s, a rating of AAA, AA, A or BBB from S&P Global Ratings, a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities were principally related to an increase in market yields which may include increased risk-free interest rates or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

LBASS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities’ positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of: (1) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (2) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread.

Unrealized losses on common and preferred stocks were primarily related to temporary equity market fluctuations of securities that are expected to recover.

As of December 31, 2020, the Company had not made a decision to sell and it was not more likely than not the Company would be required to sell bonds, including LBASS, with unrealized losses before recovery of the amortized cost basis. As of December 31, 2020, the Company had the intent and ability to hold LBASS, common and preferred stocks with unrealized losses for a period of time sufficient for them to recover.

Scheduled maturities

The scheduled maturities for bonds, cash equivalents and short-term investments were as follows as of December 31, 2020:

(in thousands)	Statement Value	Fair Value
Due in one year or less	$314,494	$322,030
Due after one year through five years	1,241,651	1,335,742
Due after five years through ten years	1,648,353	1,859,527
Due after ten years	1,032,213	1,333,037

Total	$4,236,711	$4,850,336

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers.

15

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Net realized capital gains and losses

Net realized capital gains and losses from investment securities including calls consisted of the following:

(in thousands)
Year-ended December 31, 2020	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$17,406	$5,075	$12,331
Preferred stocks	1	122	(121)
Common stocks	6,277	20,717	(14,440)
Cash and cash equivalents	9	204	(195)
Short-term investments	3	-	3
Derivatives	903	623	280
Mortgage loans	-	4,266	(4,266)
Other invested assets	-	5,999	(5,999)

	$24,599	$37,006	(12,407)

Capital loss tax benefit			2,605
Transferred to IMR			(7,290)

Total			$(17,092)

Year-ended December 31, 2019	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$5,459	$3,316	$2,143
Preferred stocks	13	16	(3)
Common stocks	16,329	2,611	13,718
Cash and cash equivalents	22	52	(30)
Short-term investments	-	-	-
Derivatives	493	227	266
Mortgage loans	-	-	-
Other invested assets	2,939	191	2,748

	$25,255	$6,413	18,842

Capital gain tax expense			(3,957)
Transferred to IMR			(2,033)

Total			$12,852

Proceeds from sales of bonds, exclusive of calls, maturities and pay downs were $494 million and $202 million in 2020 and 2019, respectively. Gross gains of $16 million and $5 million and gross losses of $4 million and $2 million, were realized on sales of bonds, exclusive of calls, maturities and pay downs during 2020 and 2019, respectively. In addition, the Company recorded $17 million and $2 million of realized losses due to impaired bonds, preferred stocks, common stocks and limited partnerships in 2020 and 2019, respectively.

Municipal bonds

The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company’s portfolio as of December 31:

(% of total municipal bond statement value)
	2020	2019
California	34.4%	31.8%
Oregon	12.3	10.8
Texas	11.4	11.4
Illinois	8.3	7.7

Mortgage loans on real estate

The minimum and maximum lending rates for new mortgage loans in 2020 and 2019 were 3.35% and 4.21%, and 3.20% and 4.68%, respectively. All new mortgage loans were commercial.

For loans acquired during 2020 and 2019, the maximum percentage of any one loan to the value of the property at the time of the loan was 71.6% and 73.1%, respectively.

The Company’s mortgage loan portfolio consists entirely of commercial mortgage loans, whose current recorded investment was $617 million and $719 million as of December 31, 2020 and 2019, respectively.

Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable the Company will not collect the contractual principal and interest. Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

16

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment and represents the amount of estimated cash flow from the property available to the borrower to meet principal and interest payment obligations. The ratio estimates are updated annually or more frequently if conditions are warranted based on the Company’s credit monitoring process.

The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by the debt service coverage ratio distribution as of December 31:

(in thousands)	2020			2019
Debt Service Coverage Ratio Distribution	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total
Below 1.0	$-	$-	$-	$-	$-	$-
1.0 - 1.25	72,280	-	72,280	48,858	-	48,858
1.26 - 1.50	178,222	-	178,222	211,949	-	211,949
Above 1.50	337,618	28,440	366,058	429,675	28,419	458,094

Total non-impaired mortgage loans	$588,120	$28,440	$616,560	$690,482	$28,419	$718,901

The Company’s mortgage loan portfolio is substantially all non-recourse to the borrower and collateralized by a variety of commercial real estate property types located throughout the United States. The following table shows the principal geographic distribution of commercial real estate exceeding 5% of the mortgage loan portfolio as of December 31:

(% of mortgage loan portfolio carrying value)	2020	2019
Texas	23.9%	20.3%
California	16.2	16.3
North Carolina	9.5	8.3
Utah	6.2	5.4
New Jersey	3.5	5.0
Nevada	2.9	6.0
Illinois	2.0	5.6

The types of properties collateralizing the commercial mortgage loan portfolio as of December 31 were as follows:

(% of mortgage loan portfolio carrying value)	2020	2019
Apartment complexes	30.9%	29.8%
Office buildings	27.8	26.3
Retail	16.3	15.2
Warehouse	13.5	16.8
Other	11.5	11.9

Total	100.0%	100.0%

17

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Loan-backed securities

The Company held LBASS as of December 31, 2020 and 2019. Prepayment assumptions for LBASS were obtained from external sources and, if not available, developed internally. The following table presents the aggregate amortized cost of LBASS before recognized OTTI, the amount of OTTI recognized and the fair value of those securities.

(in thousands)	2020			2019
	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value
OTTI recognized 1st Quarter
Intent to sell	$-	$-	$-	$-	$-	$-
Present value of cash flows expected to be collected is less than the amortized cost basis	70	1	86	-	-	-

OTTI recognized 2nd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	2,177	266	2,017	2,832	169	1,950

OTTI recognized 3rd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	1,928	23	1,905	-	-	-

OTTI recognized 4th Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	$-	-	-	$-	-	-

Annual Aggregate Total		$290			$169

The following table presents the percent of statement value of the Company’s LBASS portfolio that is comprised of asset-backed securities (“ABS”), residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) as of December 31:

	2020	2019
ABS	95%	86%
RMBS	5	12
CMBS	-	2

Total	100%	100%

Ninety-eight percent and all of the ABS had an NAIC designation of 1 or 2 as of December 31, 2020 and 2019, respectively. The majority were backed by lease transactions and credit tenant loans as of December 31, 2020 and 2019.

All of the RMBS had an NAIC designation of 1 or 2 as of December 31, 2020 and 2019.

The company did not own CMBS as of December 31, 2020. Four percent of the CMBS had an NAIC designation of 1 as of December 31, 2019.

The following LBASS were other-than-temporarily impaired at the end of each quarter presented, as a result of the discounted present value of the cash flows expected to be collected being less than amortized cost.

(in thousands)	Book/Adjusted Carrying Value Amortized Cost Before Current	Present Value of Projected	Recognized	Amortized Cost After	Fair Value At Time of	Date of Financial Statement Where
CUSIP	Period OTTI	Cash Flows	OTTI	OTTI	OTTI	Reported
22545DAG2	$70	$69	$1	$69	$86	03/31/2020
46628FAN1	2,177	1,911	266	1,911	2,017	06/30/2020
46628FAN1	1,927	1,904	23	1,904	1,905	09/30/2020

Total			$290

46628FAN1	$2,832	$2,663	$169	$2,663	$1,950	06/30/2019

Total			$169

18

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Securities lending transactions

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral as a liability.

All collateral is received in the form of cash, unrestricted and maintained in a separate custody account. Collateral is invested in cash equivalents or short-term investments during the agreement period. The Company monitors the fair value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice. Substantially all of the Company’s securities loaned were placed with large banks.

The fair value of the Company’s cash collateral received in connection with its securities lending program was $76 million and $157 million as of December 31, 2020 and 2019, respectively.

The following table summarizes the Company’s reinvested cash collateral in connection with its securities lending program as of December 31:

(in thousands)	2020		2019
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$59,021	$59,021	$58,888	$58,889
30 days or less	-	-	99,349	99,336
91 to 120 days	18,094	18,093	-	-

Total collateral reinvested	$77,115	$77,114	$158,237	$158,225

The maturity dates of the liability (collateral to be returned) did not match the invested assets. The invested assets are short-term investments that can easily be liquidated on demand to match the liability. All the collateral the Company has accepted under its securities lending program is permitted, by contract or custom, to be sold or repledged.

Restricted assets

Restricted assets (including pledged) consisted of the following as of December 31:

($ in thousands)	2020
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$157,280	$(81,247)	$76,033	1.2%	1.2%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	3,254	35	3,289	0.1	0.1
On deposit with states	1,977	(11)	1,966	-	-
Collateral pledged for derivatives	259	386	645	-	-

Total restricted assets	$162,770	$(80,837)	$81,933	1.3%	1.3%

	2019
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$68,817	$88,463	$157,280	2.5%	2.5%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	5,292	(2,038)	3,254	0.1	0.1
On deposit with states	1,988	(11)	1,977	-	-
Collateral pledged for derivatives	61	198	259	-	-

Total restricted assets	$76,158	$86,612	$162,770	2.6%	2.6%

For letter stock or securities restricted as to sale excluding FHLB capital stock, the nature of restriction is contractual and it is restricted from sale for the duration of the investment.

19

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The following table summarizes collateral received and reflected as assets within the Company’s General Account financial statements as of December 31:

(in thousands)	2020
Collateral assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$74,619	$74,619	1.3%	1.3%
Securities lending	1,414	1,414	-	-

Total collateral assets	$76,033	$76,033	1.3%	1.3%

	2019
Collateral assets	BACV	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$156,889	$156,889	2.7%	2.7%
Securities lending	391	391	-	-

Total collateral assets	$157,280	$157,280	2.7%	2.7%

The Company’s obligations to return collateral assets (General Account) was $76 million and $157 million as of December 31, 2020 and 2019, respectively and accounted for 1.5% and 3.0% of the Company’s total liabilities as of December 31, 2020 and 2019, respectively.

Joint ventures, partnerships and limited liability companies

The Company recognized impairment write-downs on its investments in partnerships as follows. All impairment write-downs were identified during the Company’s normal ongoing portfolio monitoring process.

($ in thousands)	Number of Assets		Impairment Amount
Asset Description	2020	2019	2020	2019	Facts and Circumstances Leading to Impairment	How Fair Value Determined
Partnership	2	-	$6,066	$-	Decline in the fair value of the underlying investments deemed to be other-than-temporary	Assessment of market value of partnership’s investments

Prepayment penalty and acceleration fees

The following table provides the number of CUSIPs sold, redeemed or otherwise disposed of and the aggregate amount of investment income generated for bonds, including LBASS, sold, redeemed or otherwise disposed of as a result of a callable feature for the years ended December 31:

($ in thousands)	2020		2019
	General Account	Separate Account	General Account	Separate Account
Number of CUSIPs	113	1	129	3
Aggregate amount of investment income	$5,068	$-	$6,222	$120

4.	Fair Value Measurements

Fair value is defined, per SSAP No. 100R, Fair Value (“SSAP No. 100R”), as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SSAP No. 100R identified three valuation techniques which are used, either independently or in combination, to determine fair value: (1) market approach; (2) income approach; and (3) cost approach. SSAP No. 100R also contains guidance about observable and unobservable inputs, which are assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels: 1, 2 and 3. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Certain assets are measured utilizing net asset value (“NAV”) as a practical expedient to determine fair value.

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company’s processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing

20

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

information obtained from valuation service providers or brokers to other third-party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1)

Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company’s use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2)

Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The following tables summarize the Company’s assets and liabilities measured and reported at fair value in the Statements of Financial Position as of December 31:

(in thousands)	2020
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
SVO-identified investments	$-	$-	$-	$-	$-

Common stocks
Industrial and miscellaneous	193,156	4	1	6,124	199,285
Mutual funds	49,920	-	-	-	49,920

Total common stocks	243,076	4	1	6,124	249,205

Cash equivalents
Money market mutual funds	69,884	-	-	-	69,884

Derivative assets
Equity and index contracts	-	8,000	-	-	8,000
Foreign currency contracts	-	447	-	-	447
Interest rate contracts	-	-	22	-	22

Total derivative assets	-	8,447	22	-	8,469

Separate Accounts assets	286,750	120,815	16,197	-	423,762

Total assets at fair value	$599,710	$129,266	$16,220	$6,124	$751,320

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(5,411)	$-	$-	$(5,411)
Foreign currency contracts	-	(397)	-	-	(397)

Total derivative liabilities	-	(5,808)	-	-	(5,808)

Total liabilities at fair value	$-	$(5,808)	$-	$-	$(5,808)

21

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)	2019
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
SVO-identified investments	$106,624	$-	$-	$-	$106,624

Common stocks
Industrial and miscellaneous	117,896	-	5,893	671	124,460
Mutual funds	40,675	-	-	-	40,675

Total common stocks	158,571	-	5,893	671	165,135

Cash equivalents
Money market mutual funds	124,763	-	-	-	124,763

Derivative assets
Equity and index contracts	-	5,232	-	-	5,232
Foreign currency contracts	-	771	-	-	771
Interest rate contracts	-	-	44	-	44

Total derivative assets	-	6,003	44	-	6,047

Separate Accounts assets	265,546	123,964	15,125	-	404,635

Total assets at fair value	$655,504	$129,967	$21,062	$671	$807,204

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(2,833)	$-	$-	$(2,833)
Foreign currency contracts	-	(88)	-	-	(88)

Total derivative liabilities	-	(2,921)	-	-	(2,921)

Total liabilities at fair value	$-	$(2,921)	$-	$-	$(2,921)

Investments in certain common stock measured and reported at NAV in the Statements of Financial Position and presented in the table in Part A1 are generally not redeemable with the issuing corporation and cannot be sold without approval of the managing members. Distributions of income are usually received from the sale of the common stock or the liquidation of the underlying asset or assets of the issuing corporation over the life of these investments, typically 3-7 years. The Company had $21 thousand of remaining commitments to invest in these investments over their remaining lives.

The Company consistently follows its policy for determining when transfers between levels are recognized. The policy about the timing of recognizing transfers into Level 3 is the same as that for recognizing transfers out of Level 3.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Listed below is a summary of the significant valuation techniques for assets and liabilities measured and reported at fair value.

Level 2 measurements

Common stocks - The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

Derivatives - Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active. Over-the-counter derivatives, including foreign currency forward contracts, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, currency rates and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Separate Accounts - MGA products may be supported by corporate bonds, including those that are privately placed, RMBS, ABS and cash equivalents. The primary inputs to the valuation for public corporate bonds and cash equivalents include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Privately placed corporate bonds are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The primary inputs to the valuation for RMBS and ABS include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

22

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Level 3 measurements

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

Derivatives - Interest rate cap agreements are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

Separate Accounts - MGA products are supported by mortgage loans. The fair value of mortgage loans on real estate is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics using similar types of properties as collateral.

The following tables present the rollforward of Level 3 assets and liabilities measured and reported at fair value:

(in thousands)				Total gains	Total gains
Description	Beginning balance as of 01/01/2020	Transfers into Level 3	Transfers out of Level 3	and (losses) included in net income	and (losses) included in surplus
Common stocks
Industrial and miscellaneous	$5,893	$-	$(5,893)	$(61)	$-

Separate Accounts assets	15,125	-	-	8	(737)

Derivatives, net	44	-	-	(11)	3

Total assets and liabilities	$21,062	$-	$(5,893)	$(64)	$(734)

(continued) (in thousands)					Ending
Description	Purchases	Issuances	Sales	Settlements	balance as of 12/31/2020
Common stocks
Industrial and miscellaneous	$1,470	$-	$(1,408)	$-	$1

Separate Accounts assets	6,800	-	(4,805)	(194)	16,197

Derivatives, net	25	-	-	(39)	22

Total assets and liabilities	$8,295	$-	$(6,213)	$(233)	$16,220

(in thousands)				Total gains	Total gains
Description	Beginning balance as of 01/01/2019	Transfers into Level 3	Transfers out of Level 3	and (losses) included in net income	and (losses) included in surplus
Common stocks
Industrial and miscellaneous	$9,594	$-	$(16)	$5,680	$(2,655)

Separate Accounts assets	20,133	-	-	(14)	555

Derivatives, net	327	-	-	52	(216)

Total assets and liabilities	$30,054	$-	$(16)	$5,718	$(2,316)

(continued) (in thousands)					Ending
Description	Purchases	Issuances	Sales	Settlements	balance as of 12/31/2019
Perpetual preferred stocks
Industrial and miscellaneous	$-	$-	$-	$-	$-

Common stocks
Industrial and miscellaneous	582	-	(7,292)	-	5,893

Separate Accounts assets	4,600	-	-	(10,149)	15,125

Derivatives, net	18	-	-	(137)	44

Total assets and liabilities	$5,200	$-	$(7,292)	$(10,286)	$21,062

There were no transfers into Level 3 in 2020 or 2019. Transfers out of Level 3 during 2020 were the result of assets utilizing NAV as a practical expedient to determine fair value. Transfers out of Level 3 during 2019 included situations where the primary inputs to the valuation of a price quote were not market observable in the prior period and a fair value quote became available from the Company’s independent third-party

23

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

Presented below are the aggregate fair value estimates and admitted values of financial instruments as of December 31. The Company was able to estimate the fair value of all its financial instruments in 2020 and 2019.

Financial assets

(in thousands)	2020
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,719,036	$4,110,700	$102,167	$4,600,139	$16,730	$-
LBASS	69,553	64,340	-	59,466	10,087	-
Preferred stocks	2,236	1,796	-	590	-	1,646
Common stocks	249,205	249,205	243,076	4	1	6,124
Mortgage loans on real estate	644,725	616,560	-	-	644,725	-
Cash equivalents	109,063	109,062	92,383	16,680	-	-
Short-term investments	22,569	22,493	18,497	4,072	-
Derivatives	8,469	8,469	-	8,447	22	-
Other invested assets:
Unaffiliated surplus notes	10,300	7,591	-	10,300	-	-
Securities lending reinvested collateral	1,414	1,414	-	1,414	-	-
Separate Accounts	423,762	423,762	286,750	120,815	16,197	-

	2019
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,305,679	$3,908,132	$108,874	$4,157,945	$38,860	$-
LBASS	95,080	88,707	-	87,753	7,327	-
Preferred stocks	11,051	10,562	-	9,529	1,522	-
Common stocks	165,135	165,135	158,571	-	5,893	671
Mortgage loans on real estate	749,129	718,901	-	-	749,129	-
Cash equivalents	223,708	223,721	124,763	98,945	-	-
Short-term investments	-	-	-	-	-	-
Derivatives	6,047	6,047	-	6,003	44	-
Other invested assets:
Unaffiliated surplus notes	8,522	6,192	-	8,522	-	-
Securities lending reinvested collateral	391	391	-	391	-	-
Separate Accounts	404,635	404,635	265,546	123,964	15,125	-

The fair value of bonds in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of publicly traded bonds in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Non-publicly traded bonds in Level 2 are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The fair value of municipal bonds in Level 3 not rated by third-party credit rating agencies, but receiving an NAIC designation is based on quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. The fair value of corporate bonds Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs for corporate bonds include an interest rate yield curve, as well published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer. The fair value of LBASS in Level 2 is primarily based on valuation models utilizing quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads to determine fair value. Certain LBASS in Level 2 are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. The fair value of LBASS in Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of perpetual preferred stocks in Level 2 is based on quoted prices or quoted net asset values for identical or similar assets in markets that are not active. The primary inputs to the valuation for redeemable preferred stocks in Level 2 include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads. The fair value of preferred stocks in Level 3 is based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Certain preferred stocks, which do not have readily determinable fair values, and are investments in investment companies are measured utilizing NAV as a practical expedient.

The fair value of common stocks in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of common stock in Levels 2 and 3 is based on the valuation methods described earlier in this note. Certain unaffiliated private

24

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

common stocks carried at fair value, which do not have readily determinable fair values, and are investments in investment companies that measure their assets at fair value on a recurring basis, are reported utilizing NAV as a practical expedient and are excluded from the fair value hierarchy.

The fair value of mortgage loans on real estate in Level 3 is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral.

The fair value of cash equivalents in Level 1 is based on unadjusted quoted prices or daily quoted net asset values for identical assets in active markets the Company can access. The fair value of short-term investments in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of cash equivalents and short-term investments in Level 2 is based on quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of derivatives in Levels 2 and 3 is based on the valuation methods described earlier in this note.

The fair value of unaffiliated surplus notes in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of reinvested collateral from securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of the assets of the Separate Account in Level 1 is based on actively traded mutual funds that have daily quoted net asset values that are readily determinable for identical assets the Company can access. The fair value of the assets of the Separate Accounts in Levels 2 and 3 is based on the valuation methods described earlier in this note.

Financial liabilities

Presented below are the aggregate fair value estimates and statement values of financial instruments as of December 31:

(in thousands)	2020
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$385,058	$302,732	$-	$-	$385,058	$-
Securities lending collateral	76,033	76,033	-	76,033	-	-
Derivatives	5,808	5,808	-	5,808	-	-

	2019
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$391,518	$329,905	$-	$-	$391,518	$-
Securities lending collateral	157,280	157,280	-	157,280	-	-
Derivatives	2,921	2,921	-	2,921	-	-

The fair value of the liability for deposit-type contracts in Level 3 is generally based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company’s own credit risk. Immediate annuities without life contingencies are valued at the present value of future benefits using current market-based implied interest rates and reflect the Company’s own credit risk. Fixed annuities are valued at the account value less surrender charges.

The fair value of the liabilities for collateral related to securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of free-standing exchange listed derivatives in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of derivatives in Level 2 is based on the valuation methods described earlier in this note.

Derivative financial instruments

Derivative financial instruments utilized by the Company during 2020 and 2019 included foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. The Company uses derivatives for risk reduction. Risk reduction activity is focused on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations and foreign currency fluctuations. All of the Company’s derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instrument on at least a quarterly basis. The Company does not use derivatives for speculative purposes.

25

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The following tables summarize the notional amount, fair value and statement value of the Company’s derivative financial instruments, including those with off-balance-sheet risk as of December 31:

(in thousands)	2020
	Notional Amount		Fair Value		Statement Value
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swaps	$7,184	$7,400	$447	$(397)	$447	$(397)
Futures	-	-	-	-	-	-
Options	56,697	43,597	8,022	(5,411)	8,022	(5,411)

Total	$63,881	$50,997	$8,469	$(5,808)	$8,469	$(5,808)

	2019
	Notional Amount		Fair Value		Statement Value
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swaps	$15,079	$2,905	$771	$(88)	$771	$(88)
Futures	-	162	-	-	-	-
Options	54,718	40,995	5,276	(2,833)	5,276	(2,833)

Total	$69,797	$44,062	$6,047	$(2,921)	$6,047	$(2,921)

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements.

The following table summarizes the credit exposure on the Company’s outstanding over-the-counter contracts as of December 31:

(in thousands)	2020	2019
Swaps	$349	$696
Options	-	44

Total	$349	$740

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company’s senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

Counterparty credit exposure represents the Company’s potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the statement value of over-the-counter derivative contracts with a positive statement value at the reporting date.

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges, which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

Swaps

Foreign currency forward contracts involve the future exchange or delivery of foreign currencies based on terms negotiated at the inception of the contract which are settled at the end of the contract. They are primarily used to reduce foreign currency risk associated with holding foreign currency denominated investments. Cash settlement is required when the contract matures. The amount of cash exchanged is based on the difference between the specified rate on the date the contract was entered into (contract rate) compared to the actual rate on the settlement date. On the settlement date, the Company will either pay or receive cash equal to the difference between the contract rate and the actual rate multiplied by the specified notional amount. The change in the fair value of open foreign currency forward contracts is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision, until closed (e.g. terminated or settled). If the contract was hedging coupon payments of a bond, any gains and losses at closing are reported in net investment income. If the contract was hedging the original principal of a bond or the bond the Company was hedging is sold, any gains and losses at closing are reported in realized capital gains or losses. These contracts receive non-hedge accounting treatment.

Futures

The Company utilizes equity index futures contracts. Futures contracts are defined as commitments to buy or sell designated financial instruments based on specified prices, yields or indices. Futures contracts provide returns at specified or optional dates based upon a specified index applied to a notional amount. The Company utilizes equity index futures contracts to hedge the equity exposure contained in equity indexed life product contracts that offer equity returns to contractholders. Daily cash settlement of variation margins is required for futures contracts and is based on the changes in daily prices. The final settlement of equity index futures contracts is always in cash. Daily cash settlements of margin gains or losses for futures contracts receiving fair value hedge accounting treatment are reported in net investment income. The daily cash settlements of margin gains and losses for futures contracts that receive non-hedge accounting treatment and have terminated are reported in net realized capital gains or losses. The daily cash settlements of margin gains and losses for open futures contracts that receive

26

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

non-hedge accounting treatment are reported as net unrealized capital gains and losses within unassigned surplus and used in the calculation of the AVR provision. Futures contracts receive either fair value hedge accounting or non-hedge accounting treatment, depending on the strategy.

Options

Interest rate cap agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. These agreements are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. Typically a premium is paid to the counterparty at the inception of a contract. Cash is received based on the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to the notional amount. Premiums paid are reported as derivative assets. Periodic settlements received are reported as net investment income. The change in the fair value of open agreements is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision. If an agreement is terminated prior to its expiration date, gains or losses are reported in net realized capital gains or losses. For certain interest rate cap agreements whose premiums are payable in installments, the initial interest rate cap agreement asset is equal to the initial premium payment plus the sum of the remaining premium installments payable. Interest rate cap agreements receive non-hedge accounting treatment.

Index option contracts provide returns at specified or optional dates based on a specified equity index applied to the option’s notional amount. When the Company purchases and writes (sells) option contracts at specific prices, a premium is calculated for the right, but not the obligation, to buy/sell the value of an underlying index at a stated price on or before the expiration date of the option. The amount of premium calculated is based on the number of contracts purchased/sold, the specified price and the maturity date of the contract. Premiums are paid or received in cash at either the inception of the purchase/sale of the contract or throughout the life of the contract depending on the agreement with the counterparties and brokers. If the option is exercised, the Company receives/pays cash equal to the product of the number of contracts and the specified price in the contract (strike price). Purchased and written put and call index option contracts are cash settled upon exercise. If the options are not exercised, then no additional cash is exchanged when the contract expires. Premiums incurred when purchasing option contracts are reported as a derivative asset and premiums received when writing option contracts are reported as a derivative liability. Purchased and written option contracts used for replication purposes.

The Company purchases and writes option contracts to hedge the equity exposure contained in equity indexed life product contracts that offer equity returns to contractholders. The purchased and written option contracts are accounted for as fair value hedges. The change in the fair value of purchased/written option contracts is reported as net investment income, with an adjustment to derivative assets/liabilities. The gain or loss on the cash settled exercise of a purchased/written index option contract is reported in net investment income. If the purchased/written option contract expires without being exercised, the premiums paid/received are reported in net investment income and the corresponding asset/liability previously recorded is reversed. The Company entered into option contracts which required the payment/receipt of premiums at either the inception of the contract or throughout the life of the contract, depending on the agreement with counterparties and brokers.

In general, the collateral pledged by the Company is in the custody of a counterparty or an exchange. However, the Company has access to this collateral at any time, subject to replacement. For certain exchange traded derivatives, margin deposits are required as well as daily cash settlements of margin accounts. As of December 31, 2020 and 2019, the Company pledged securities with fair values of $400 thousand and $291 thousand, respectively, in the form of margin deposits.

The Company pledges or obtains collateral for over-the-counter derivative transactions when certain predetermined exposure limits are exceeded. As of December 31, 2020, counterparties pledged $360 thousand in cash collateral to the Company, and the Company pledged $270 thousand in cash to counterparties. As of December 31, 2019, counterparties pledged $831 thousand in cash collateral to the Company, and the Company did not pledge collateral to counterparties.

Off-balance-sheet financial instruments

The contractual amounts of off-balance-sheet financial instruments as of December 31 were as follows:

(in thousands)	2020	2019
Commitments to invest in limited partnership interests	$98,858	$127,514
Private placement commitments	21	15,000
Other loan commitments	-	13,000

The contractual amounts represent the amount at risk if the contract was fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless.

Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business. Private placement commitments represent commitments to purchase private placement debt and private equity securities at a future date. The Company enters into these agreements in the normal course of business. Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Commitments have either fixed or varying expiration dates or other termination clauses.

27

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

5.	Income Taxes

The components of the net DTA (DTL) were as follows as of December 31:

(in thousands)	2020			2019			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross DTAs	$112,866	$4,454	$117,320	$94,210	$2,415	$96,625	$18,656	$2,039	$20,695
Valuation allowance	-	-	-	-	-	-	-	-	-

Adjusted gross DTAs	$112,866	$4,454	$117,320	$94,210	$2,415	$96,625	$18,656	$2,039	$20,695
DTAs nonadmitted	35,190	-	35,190	17,801	-	17,801	17,389	-	17,389

Subtotal – net admitted DTA	$77,676	$4,454	$82,130	$76,409	$2,415	$78,824	$1,267	$2,039	$3,306
DTLs	47,343	2,027	49,370	47,970	1,256	49,226	(627)	771	144

Net admitted DTA/(net DTL)	$30,333	$2,427	$32,760	$28,439	$1,159	$29,598	$1,894	$1,268	$3,162

The amount of adjusted gross DTAs admitted under each component of SSAP No. 101 was as follows as of December 31:

(in thousands)	2020
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$2,427	$2,427
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	30,333	-	30,333
Adjusted gross DTAs expected to be realized following the balance sheet date	30,333	-	30,333
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	78,464
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	47,343	2,027	49,370

DTAs admitted as the result of application of SSAP No. 101, total	$77,676	$4,454	$82,130

	2019
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$1,159	$1,159
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	28,439	-	28,439
Adjusted gross DTAs expected to be realized following the balance sheet date	28,439	-	28,439
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	87,685
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	47,970	1,256	49,226

DTAs admitted as the result of application of SSAP No. 101, total	$76,409	$2,415	$78,824

	Change
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$1,268	$1,268
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	1,894	-	1,894
Adjusted gross DTAs expected to be realized following the balance sheet date	1,894	-	1,894
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	(9,221)
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	(627)	771	144

DTAs admitted as the result of application of SSAP No. 101, total	$1,267	$2,039	$3,306

The Company’s risk based capital level used to determine the amount of DTAs admitted was as follows as of December 31:

($ in thousands)	2020	2019
Ratio percentage used to determine recovery period and threshold limitation amount.	663.4%	685.9%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$610,808	$609,711

The impact of tax-planning strategies on adjusted gross and net admitted DTAs was as follows as of December 31:

($ in thousands)	2020		2019		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
Determination of adjusted gross deferred tax assets and net admitted deferred tax assets, by tax character as a percentage.
Adjusted gross DTAs amount	$112,866	$4,454	$94,210	$2,415	$18,656	$2,039
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax-planning strategies	29.15%	-%	4.75%	-%	24.40%	-%
Net admitted adjusted gross DTAs amount	$77,676	$4,454	$76,409	$2,415	$1,267	$2,039
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax-planning strategies	12.95%	-%	4.04%	-%	8.91%	-%

The Company’s tax planning strategies does include the use of reinsurance.

Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a policyholder surplus account. The balance in this account as of December 31, 2017 of $389 thousand will result in federal income taxes payable of $82 thousand. Pursuant to the Tax Cuts and Jobs Act of 2017 enacted December 22, 2017, this tax will be paid ratably over the next eight taxable years.

28

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The tax effects of temporary differences that gave rise to significant portions of DTAs and DTLs were as follows as of December 31:

(in thousands)	2020	2019	Change
DTAs
Ordinary
Policyholder reserves	$94,570	$74,121	$20,449
Investments	208	2,890	(2,682)
Deferred acquisition costs	17,245	16,361	884
Receivables – nonadmitted	818	813	5
Other	25	25	-

Subtotal	$112,866	$94,210	$18,656

Nonadmitted	$35,190	$17,801	$17,389

Admitted ordinary DTAs	$77,676	$76,409	$1,267

Capital
Investments	$4,388	$2,131	$2,257
Unrealized losses	66	284	(218)

Subtotal	$4,454	$2,415	$2,039

Admitted capital DTAs	$4,454	$2,415	$2,039

Admitted DTAs	$82,130	$78,824	$3,306

DTLs
Ordinary
Investments	$7,341	$3,856	$3,485
Policyholder reserves	13,128	15,759	(2,631)
Prepaid commissions	580	481	99
Other	2	3	(1)

Subtotal	$21,051	$20,099	$952

Capital
Unrealized gains	$28,319	$29,127	$(808)

DTLs	$49,370	$49,226	$144

Net DTAs/DTLs	$32,760	$29,598	$3,162

The change in net deferred income tax comprises the following as of December 31 (this analysis is exclusive of nonadmitted assets, as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statements of Changes in Capital and Surplus):

(in thousands)	2020	2019	Change
Total DTAs	$117,320	$96,625	$20,695
Total DTLs	49,370	49,226	144

Net DTAs (DTLs)	$67,950	$47,399	20,551

Tax effect of unrealized gains (losses)			(590)

Change in net deferred income tax			19,961
Tax effect of nonadmitted assets			(5)
Adjustment of prior year tax liabilities			(81)

Change in net deferred income tax relating to the provision			$19,875

	2019	2018	Change
Total DTAs	$96,625	$90,373	$6,252
Total DTLs	49,226	68,833	(19,607)

Net DTAs (DTLs)	$47,399	$21,540	25,859

Tax effect of unrealized gains (losses)			3,399

Change in net deferred income tax			29,258
Tax effect of nonadmitted assets			455
Adjustment of prior year tax liabilities			1,788

Change in net deferred income tax relating to the provision			$31,501

29

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The provision for incurred income taxes for the years ended December 31, was:

(in thousands)	2020	2019	Change
Current Income Tax
Federal	$9,383	$26,390	$(17,007)
Federal income tax on net capital gains	(2,605)	3,957	(6,562)

Federal and foreign income taxes incurred	$6,778	$30,347	$(23,569)

The provision for federal income taxes incurred was different from that which would have been obtained by applying the statutory federal income tax rate to income before taxes. The items causing this difference were as follows as of December 31:

($ in thousands)	2020	Effective Tax Rate		2019	Effective Tax Rate
Provision computed at statutory rate	$(10,920)	21.0%	$	(336)	21.0	%
IMR amortization	(1,314)	2.5		(674)	42.1
Dividend received deduction	(234)	0.5		(238)	14.8
Non-deductibles	2	-		146	(9.1)
Tax credits	(28)	-		(32)	2.0
Prior year true-up	(146)	0.3		(30)	1.9
Other	(457)	0.9		10	(0.6)
Change in net deferred income taxes	19,875	(38.2)		31,501	(1,966.4)

Total statutory income taxes	$6,778	(13.0)%	$	30,347	(1,894.3)%

As of December 31, 2020, capital gain income taxes incurred by the Company in 2020, 2019 and 2018 of $2 million, $31 million and $9 million, respectively, will be available for recoupment in the event of future net capital losses.

The Company joins the Corporation and its 75 domestic subsidiaries in the filing of a consolidated federal income tax return. The consolidated group has elected under Internal Revenue Code Section 1552(a)(2) to allocate the consolidated federal income tax liability based on each member’s federal income tax liability computed on a separate return basis, except all tax benefits resulting from operating losses and tax credits are allocated to the Company to the extent they can be utilized in the consolidated return.

6.	Information Concerning Parent, Subsidiaries and Affiliates

Related party transactions

The Company reported the following as receivables from affiliates as of December 31:

(in thousands)	2020	2019
Allstate Financial Services, LLC (“AFS”)	$166	$191
Intramerica Life Insurance Company (“ILIC”)	94	5
Allstate Assurance Company	41	42
Corporation	1	-

Total	$302	$238

The Company also reported the following as payable to affiliates as of December 31:
(in thousands)	2020	2019
ALIC	$2,202	$1,844
AIC	1,373	1,332
Allstate Investments, LLC (“AILLC”)	750	817
American Heritage Life Insurance Company	348	481
Allstate Distributors, LLC	1	-
Corporation	-	6

Total	$4,674	$4,480

Intercompany receivable and payable balances are evaluated on an individual company basis. Net intercompany balances less than $1 million and those equal to or greater than $1 million are generally settled quarterly and monthly, respectively. Net intercompany balances with AFS are settled monthly regardless of dollar amount.

Related party commitments

Surety bonds issued by AIC

The Company issued structured settlement annuities (“SSAs”), a type of immediate annuity, in 2013 and prior at prices determined using interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC.

In most cases, these annuities were issued under a “qualified assignment”, whereby Allstate Assignment Company and prior to July 1, 2001 Allstate Settlement Corporation (“ASC”), both wholly owned subsidiaries of ALIC, purchased annuities from the Company. Effective March 22,

30

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

2013, the Company no longer offers SSAs. AIC issued surety bonds to indemnify the payment of structured settlement benefits assigned to ASC from both AIC and unaffiliated parties, and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July 1, 2001, AIC no longer issues surety bonds to indemnify the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001. Reserves recorded by the Company for annuity payments that are indemnified by ALIC or the surety bonds of AIC were $2.03 billion and 2.04 billion as of December 31, 2020 and 2019, respectively.

Significant related party agreements

The Company is a party to the New York Insurer Supplement to Amended and Restated Service and Expense Agreement (the “Agreement”) between the Corporation and certain of its affiliated insurance companies pursuant to which AIC provides access to a variety of services, including the utilization of shared bank accounts for cash collections and disbursements in certain situations. The Agreement provides for cost sharing and allocation of operating expense among the parties.

The Company is a party to the Investment Advisory Agreement and Amendment to Service Agreement with AILLC whereby AILLC provides investment management services.

The Company has a reinsurance agreement with ALIC, reinsuring various life and accidental death benefits on specified individual policy forms issued by the Company. Life policies are reinsured on a yearly renewable term basis.

The Company, ALIC and The Bank of New York (“BONY”) entered into the Credit for Reinsurance Trust Agreement (“Reinsurance Trust”) effective December 23, 2019, with ALIC as grantor, the Company as beneficiary and BONY as trustee. ALIC established the Reinsurance Trust under the provisions of 11 CRR-NY 126 of New York Codes, Rules and Regulations (New York Regulation 114) for the benefit of the Company. The assets held under the Reinsurance Trust amounted to $1.56 billion and $1.45 billion as of December 31, 2020 and 2019, respectively.

The Company is a party to a federal income tax allocation agreement with the Corporation.

Subsidiaries, controlled or affiliated (“SCA”) and SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies loss tracking

The Company’s share of losses exceeded its reported investment for the following partnership as of December 31, 2020:

(in thousands)
Entity		Reporting Entity’s Share of Net Income (Loss)		Accumulated Share of Net Income (Losses)		Reporting Entity’s Share of Equity, Including Negative Equity	Guaranteed Obligation / Commitment for Financial Support (Yes/No)
Sunstone Partners II LP	$	(12)	$	(12)	$	(12)	Yes

7.	Company Benefit Plans

The Company utilizes the services of AIC employees. AIC and the Corporation provide various benefits, including defined benefit pension plans, certain health care and life insurance benefits for certain eligible employees, retired employees and employee-agents and participation in The Allstate 401(k) Savings Plan. The Company was allocated its share of the costs associated with these benefits in accordance with the Agreement. The Company’s allocated share of these benefits was $1 million and $2 million in 2020 and 2019, respectively. In addition, certain AIC employees also participate in a share-based payment plan, The Allstate Corporation 2019 Equity Incentive Plan that amended and restated the 2013 Equity Incentive Plan. Currently, awards of nonqualified stock options, restricted stock units, and performance stock awards are granted to certain employees of AIC. The Company is allocated expenses associated with the costs, determined at the individual participant level. The Company’s allocated share of these costs was $1 million in 2020 and 2019. Contractually, the Company’s obligations are limited to its share of the allocated service costs.

8.	Capital and Surplus

Capital stock

The Company had 100,000 common shares authorized, issued and outstanding as of December 31, 2020 and 2019. All common shares had a par value of $25 per share.

31

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Unassigned surplus

The components contributing to the cumulative increase or (reduction) of unassigned surplus as of December 31 were as follows:

(in thousands)		2020		2019
Nonadmitted assets	$	(39,085)	$	(21,672)
AVR		(137,711)		(145,134)
Net unrealized capital gains (losses) less capital gains tax		104,445		106,665

Dividend restrictions

The ability of the Company to pay dividends is generally dependent on business conditions, income, cash requirements, and other relevant factors. This amount is formula driven based on net income and capital and surplus, as well as the timing and amounts of dividends paid in the preceding twelve months as specified by New York insurance law. Any dividend must be paid out of unassigned surplus and cannot result in capital and surplus being less than the minimum amount required by law. Dividends are not cumulative. As of December 31, 2020, the Company cannot declare or pay dividends without the prior approval of the NYDFS because of its net loss from operations in 2020.

9.	Liabilities, Contingencies and Assessments

Contingent commitments

Refer to Note 4, Fair Value Measurements – Off-balance-sheet financial instruments, for information regarding contingent commitments to invest.

Guaranty fund assessments

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company’s policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile’s statutory definition of insolvency and the amount of the loss is reasonably estimable. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2020 and 2019, the Company had accrued $755 thousand and $762 thousand, respectively, for future guaranty fund assessments, and $757 thousand and $763 thousand, respectively, for the related premium tax offset expected to be received. The period over which assessments are expected to be paid varies. Premium tax offsets are realized on a straight-line basis over the period allowed by each individual state once the guaranty fund assessment has been paid. The Company did not recognize an impairment loss on the premium tax offsets in 2020 or 2019.

Reconciliations of assets recognized from paid and accrued premium tax offsets and policy surcharges were as follows:

(in thousands)			2020		2019
Assets recognized from paid and accrued premium tax offsets and policy surcharges as of prior year end		$	919	$	1,136

Decreases during the year:
Premium tax offset applied			6		224
Policy surcharges charged off			6		-

Increases during the year:
Policy surcharges collected/accrued			1		7

Assets recognized from paid and accrued premium tax offsets and policy surcharges as of current year end	$		908	$	919

32

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2020:

($ in thousands)
Discount rate applied		4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

		Guaranty fund assessment				Related assets
Name of the insolvency		Undiscounted		Discounted		Undiscounted		Discounted
American Network Insurance Company	$	2	$	1	$	1	$	1
Penn Treaty Network America Insurance Company		5		2		4		2

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years
American Network Insurance Company	36	23-58	51	32	23-58	51
Penn Treaty Network America Insurance Company	40	40-59	52	36	40-59	52

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2019:

($ in thousands)
Discount rate applied		4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

		Guaranty fund assessment			Related assets
Name of the insolvency		Undiscounted		Discounted		Undiscounted		Discounted
American Network Insurance Company	$	2	$	1	$	1	$	1
Penn Treaty Network America Insurance Company		5		3		5		3

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years
American Network Insurance Company	36	23-59	52	32	23-59	52
Penn Treaty Network America Insurance Company	41	41-68	54	37	41-68	54

10.	Sale, Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

Transfer and servicing of financial assets

The Company’s business activities included securities lending programs with third parties, mostly large banks. As of December 31, 2020 and 2019, bonds and common stocks within the General Account with fair values of $74 million and $152 million, respectively, were on loan under these agreements. The Company did not have securities lending transactions within the Separate Accounts as of December 31, 2020 or 2019. Securities lent were either specifically identified by the lending bank or segregated into a separate custody account.

11.	Reinsurance

The estimated amount of the aggregate reduction in surplus, for agreements other than those under which the reinsurer may unilaterally cancel for reasons other than for nonpayment of premium or other similar credits, of termination of all reinsurance agreements, by either party, was $1 million as of December 31, 2020 and 2019.

33

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The effects of reinsurance on premiums and annuity considerations, and benefits for the years ended December 31 were as follows:

(in thousands)	2020	2019
Premiums and annuity considerations
Direct	$188,227	$220,163
Assumed	501	612
Ceded:
ALIC	(5,640)	(6,412)
Non-affiliates	(12,403)	(15,335)

Total ceded	(18,043)	(21,747)

Premiums and annuity considerations, net of reinsurance	$170,685	$199,028

(in thousands)	2020	2019
Benefits
Direct	$426,021	$498,431
Assumed	500	562
Ceded:
ALIC	(21,882)	(4,161)
Non-affiliates	(44,444)	(51,979)

Total ceded	(66,326)	(56,140)

Benefits, net of reinsurance	$360,195	$442,853

Reserve credits taken for all reinsurance agreements were $1.65 billion and $1.54 billion as of December 31, 2020 and 2019, respectively.

Reinsurance Agreement with ALIC

The Company has an agreement where via a reinsurance treaty it cedes reinvestment related risk on certain SSAs to its parent, ALIC. Under the terms of the agreement, if the fixed income book yield on the portion of the Company’s investment portfolio that supports SSAs’ liabilities falls below the average statutory rate, ALIC will pay a benefit. In return, the Company pays a premium to ALIC that is based on and varies with the aggregate statutory reserve balance of the SSAs. The Company paid premium related to the reinsurance treaty to ALIC of $3 million and $4 million in 2020 and 2019, respectively. The Company received benefits of $21 million and $2 million from ALIC in 2020 and 2019, respectively.

12.	Direct Premium Written/Produced by Managing General Agents/Third-Party Administrators (“TPAs”)

The aggregate amount of direct premiums written/produced by managing general agents/TPAs was $3 million and $5 million for the years ended December 31, 2020 and 2019, respectively, which was less than 5% of the Company’s surplus.

34

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

13.	Analysis of Annuity Actuarial Reserves and Deposit-Type Liabilities by Withdrawal Characteristics

Withdrawal characteristics of annuity reserves and deposit-type contracts and other liabilities without life or disability contingencies were as follows as of December 31:

($ in thousands)		2020
		General Account		Separate Account with Guarantees		Separate Account Non- guaranteed		Total	% of Total
INDIVIDUAL ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	2,935	$	142,758	$	-	$	145,693	3.1%
b. At book value less current surrender charge of 5% or more		1,862		-		-		1,862	-
c. At fair value		1,577		-		168,332		169,909	3.7

d. Total with market value adjustment or at fair value (total of a through c)		6,374		142,758		168,332		317,464	6.8
e. At book value without adjustment (minimal or no charge or adjustment)		922,403		3,107		-		925,510	19.8
(2) Not subject to discretionary withdrawal		3,429,666		-		5,519		3,435,185	73.4

(3) Total (gross: direct + assumed)		4,358,443		145,865		173,851		4,678,159	100.0%

(4) Reinsurance ceded		1,372,411		-		-		1,372,411

(5) Total (net)	$	2,986,032	$	145,865	$	173,851	$	3,305,748

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	1,274	$	-	$	-	$	1,274

GROUP ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	29,507	$	-	$	-	$	29,507	8.3%
b. At book value less current surrender charge of 5% or more		1,115		-		-		1,115	0.3
c. At fair value		-		-		91,541		91,541	25.9

d. Total with market value adjustment or at fair value (total of a through c)		30,622		-		91,541		122,163	34.5
e. At book value without adjustment (minimal or no charge or adjustment)		214,187		-		-		214,187	60.6
(2) Not subject to discretionary withdrawal		15,278		-		1,872		17,150	4.9

(3) Total (gross: direct + assumed)		260,087		-		93,413		353,500	100.0%

(4) Reinsurance ceded		97,463		-		-		97,463

(5) Total (net) (3) – (4)	$	162,624	$	-	$	93,413	$	256,037

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	341	$	-	$	-	$	341

DEPOSIT-TYPE CONTRACTS (no life contingencies):
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	-	$	-	$	-	$	-	-%
b. At book value less current surrender charge of 5% or more		-		-		-		-	-
c. At fair value		31		-		-		31	-

d. Total with market value adjustment or at fair value (total of a through c)		31		-		-		31	-
e. At book value without adjustment (minimal or no charge or adjustment)		11,944		-		-		11,944	3.8
(2) Not subject to discretionary withdrawal		302,683		-		-		302,683	96.2

(3) Total (gross: direct + assumed)		314,658		-		-		314,658	100.0%

(4) Reinsurance ceded		-		-		-		-

(5) Total (net) (3) – (4)	$	314,658	$	-	$	-	$	314,658

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	-	$	-	$	-	$	-

35

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

($ in thousands)		2019
		General Account		Separate Account with Guarantees		Separate Account Non- guaranteed		Total	% of Total
INDIVIDUAL ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	2,785	$	149,321	$	-	$	152,106	3.4%
b. At book value less current surrender charge of 5% or more		1,430		-		-		1,430	-
c. At fair value		2,153		-		157,383		159,536	3.6

d. Total with market value adjustment or at fair value (total of a through c)		6,368		149,321		157,383		313,072	7.0
e. At book value without adjustment (minimal or no charge or adjustment)		977,893		2,883		-		980,776	21.9
(2) Not subject to discretionary withdrawal		3,182,323		-		4,546		3,186,869	71.1

(3) Total (gross: direct + assumed)		4,166,584		152,204		161,929		4,480,717	100.0%

(4) Reinsurance ceded		1,262,164		-		-		1,262,164

(5) Total (net) (3) – (4)	$	2,904,420	$	152,204	$	161,929	$	3,218,553

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	1,134	$	-	$	-	$	1,134

GROUP ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	29,486	$	-	$	-	$	29,486	8.2%
b. At book value less current surrender charge of 5% or more		662		-		-		662	0.2
c. At fair value		-		-		86,114		86,114	24.0

d. Total with market value adjustment or at fair value (total of a through c)		30,148		-		86,114		116,262	32.4
e. At book value without adjustment (minimal or no charge or adjustment)		223,559		-		-		223,559	62.3
(2) Not subject to discretionary withdrawal		17,545		-		1,397		18,942	5.3

(3) Total (gross: direct + assumed)		271,252		-		87,511		358,763	100.0%

(4) Reinsurance ceded		98,186		-		-		98,186

(5) Total (net) (3) – (4)	$	173,066	$	-	$	87,511	$	260,577

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	258	$	-	$	-	$	258

DEPOSIT-TYPE CONTRACTS (no life contingencies):
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	-	$	-	$	-	$	-	-%
b. At book value less current surrender charge of 5% or more		-		-		-		-	-
c. At fair value		42		-		-		42	-

d. Total with market value adjustment or at fair value (total of a through c)		42		-		-		42	-
e. At book value without adjustment (minimal or no charge or adjustment)		13,109		-		-		13,109	3.8
(2) Not subject to discretionary withdrawal		329,849		-		-		329,849	96.2

(3) Total (gross: direct + assumed)		343,000		-		-		343,000	100.0%

(4) Reinsurance ceded		-		-		-		-

(5) Total (net) (3) – (4)	$	343,000	$	-	$	-	$	343,000

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	-	$	-	$	-	$	-

36

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Reconciliation of total annuity actuarial reserves and deposit fund liabilities was as follows as of December 31:

(in thousands)	2020	2019
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)	$3,148,656	$3,077,486
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1	314,658	343,000

Subtotal	3,463,314	3,420,486
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2	413,129	401,644

Combined Total	$3,876,443	$3,822,130

14.	Analysis of Life Actuarial Reserves by Withdrawal Characteristics

Withdrawal characteristics of life actuarial reserves were as follows as of December 31:

(in thousands)
	2020
	Account Value	Cash Value	Reserve
General Account
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$-	$140	$140
Universal life	407,335	404,903	416,992
Universal life with secondary guarantees	280,517	204,711	497,724
Indexed universal life with secondary guarantees	52,340	27,932	48,680
Variable universal life	1,803	1,113	2,183
Miscellaneous reserves	-	60,305	89,330
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	421,196
Accidental death benefits	XXX	XXX	84
Disability – Active lives	XXX	XXX	882
Disability – Disabled lives	XXX	XXX	17,136
Miscellaneous reserves	XXX	XXX	52,996

Total (gross: direct + assumed)	741,995	699,104	1,547,343
Reinsurance ceded	-	-	173,911

Total (net)	$741,995	$699,104	$1,373,432

Separate Account Nonguaranteed
Subject to discretionary withdrawal, surrender values, or policy loans:
Variable universal life	$19,201	$18,847	$18,918
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	-
Accidental death benefits	XXX	XXX	-
Disability – Active lives	XXX	XXX	-
Disability – Disabled lives	XXX	XXX	-
Miscellaneous reserves	XXX	XXX	-

Total (gross: direct + assumed)	19,201	18,847	18,918
Reinsurance ceded	-	-	-

Total (net)	$19,201	$18,847	$18,918

37

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)
	2019
	Account Value	Cash Value	Reserve
General Account
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$-	$145	$145
Universal life	424,180	420,895	432,729
Universal life with secondary guarantees	263,915	184,035	483,104
Indexed universal life with secondary guarantees	43,845	21,389	43,431
Variable universal life	1,850	1,604	2,404
Miscellaneous reserves	-	56,715	83,223
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	414,986
Accidental death benefits	XXX	XXX	85
Disability – Active lives	XXX	XXX	765
Disability – Disabled lives	XXX	XXX	14,651
Miscellaneous reserves	XXX	XXX	54,819

Total (gross: direct + assumed)	733,790	684,783	1,530,342
Reinsurance ceded	-	-	180,001

Total (net) (3) – (4)	$733,790	$684,783	$1,350,341

Separate Account with Guarantees & Separate Account Nonguaranteed
Subject to discretionary withdrawal, surrender values, or policy loans:
Variable universal life	$15,769	$14,918	$15,477
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	-
Accidental death benefits	XXX	XXX	-
Disability – Active lives	XXX	XXX	-
Disability – Disabled lives	XXX	XXX	-
Miscellaneous reserves	XXX	XXX	-

Total (gross: direct + assumed)	15,769	14,918	15,477
Reinsurance ceded	-	-	-

Total (net) (3) – (4)	$15,769	$14,918	$15,477

(in thousands)
Reconciliation of total life actuarial reserves was as follows as of December 31:
		2020	2019
Life & Accident & Health Annual Statement:
Exhibit 5, Life Insurance Section, Total (net)		$1,303,405	$1,281,272
Exhibit 5, Accidental Death Benefits Section, Total (net)		84	85
Exhibit 5, Disability – Active Lives Section, Total (net)		882	764
Exhibit 5, Disability – Disabled Lives Section, Total (net)		17,043	14,560
Exhibit 5, Miscellaneous Reserves Section, Total (net)		52,018	53,660

Subtotal		1,373,432	1,350,341

Separate Accounts Annual Statement:
Exhibit 3, Line 0199999, Column 2		18,918	15,477

Combined total		$1,392,350	$1,365,818

15.	Premiums and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations, net of reinsurance, as of December 31 were as follows:

(in thousands)		2020				2019
Type		Gross		Net of Loading		Gross		Net of Loading
Ordinary new business	$	18	$	(4)	$	1,430	$	433
Ordinary renewal		23,447		28,960		22,720		29,329

Total	$	23,465	$	28,956	$	24,150	$	29,762

38

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

16.	Separate Accounts

The Company’s Separate Accounts were attributed to the following products/transactions as of December 31:

(in thousands)
	2020		2019
Product/transaction	Legally insulated assets	Separate Account Assets (Not legally insulated)	Legally insulated assets	Separate Account Assets (Not legally insulated)
Variable annuity contracts	$267,549	$-	$249,776	$-
Variable life policies	19,201	-	15,770	-
MGA	-	137,012	-	139,089

Total	$286,750	$137,012	$265,546	$139,089

Separate Accounts held by the Company are for variable annuity contracts, variable life policies and MGA contracts. The assets and liabilities of variable annuity contracts and variable life policies are recorded as assets and liabilities of the Separate Accounts and are legally insulated from the General Account, excluding any purchase payments or transfers directed by the contractholder to earn a fixed rate of return which are included in the Company’s General Account assets. The legal insulation of the Separate Accounts assets prevents such assets from being generally available to satisfy claims resulting from the General Account. Separate Accounts which contain variable annuity and variable life business are unit investment trusts and registered with the Securities and Exchange Commission (“SEC”). As of December 31, 2020 and 2019, all assets of the Separate Accounts that support the variable annuity and variable life business were legally insulated.

Variable annuity and variable life business allow the contractholder to accumulate funds within a variety of portfolios, at rates which depend upon the return achieved from the types of investments chosen. The net investment experience of the Separate Accounts is credited directly to the contractholder and can be favorable or unfavorable. The assets of each portfolio are held separately from the other portfolios and each has distinct investment objectives and policies. Absent any contract provision wherein the Company provides a guarantee, the contractholders of the variable annuity and variable life products bear the investment risk that the Separate Account’s funds may not meet their stated investment objectives. Variable annuity and variable life business is included in the Nonguaranteed Separate Accounts column of the following tables.

The assets and liabilities of MGA contracts are also recorded as assets and liabilities of the Separate Accounts, however, they are not legally insulated from the General Account. MGA products are non-unitized products, most of which are not registered with the SEC. The Separate Account for MGA products provides the opportunity for the contractholder to invest in one or any combination of up to ten interest rate guarantee periods. Amounts withdrawn from the contract in excess of the free withdrawal amount are subject to market value adjustments. MGA business is included in the Nonindexed Guarantee Less than/equal to 4% or the Nonindexed Guarantees More than 4% column of the following tables.

Some of the Separate Account liabilities are guaranteed by the General Account. To compensate the General Account for the risk taken on variable annuity products, the Separate Accounts paid risk charges of $419 thousand and $559 thousand in 2020 and 2019, respectively. The amount paid by the General Account for Separate Account guarantees for variable annuity products was $121 thousand and $197 thousand in 2020 and 2019, respectively.

In connection with the disposal of the Company’s variable annuity business to Prudential Insurance Company of America (“Prudential”), there is a modified coinsurance reinsurance agreement under which the Separate Account assets and liabilities remain in the Company’s Statements of Financial Position, but the related results of operations are fully reinsured to Prudential and presented net of reinsurance in the Statements of Operations. In contrast, assets supporting General Account liabilities, including the future rights and obligations related to benefit guarantees and fixed rate of return fund investments, have been transferred to Prudential under the coinsurance reinsurance provisions. The reinsurance agreements do not contain limits or indemnifications with regard to the insurance risk transfer, and transferred all of the future risks and responsibilities for performance in the underlying variable annuity contracts to Prudential, including those related to benefit guarantees and fixed rate of return fund investments, in accordance with SSAP No. 61R. The Separate Accounts balances related to the modified coinsurance reinsurance were $267 million and $249 million as of December 31, 2020 and 2019, respectively. The General Account liability balances reinsured to Prudential under the coinsurance reinsurance were $161 million and $164 million as of December 31, 2020 and 2019, respectively, and consisted of the liabilities for fixed rate of return fund investments and benefit guarantees.

39

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Information regarding the Company’s Separate Accounts as of December 31 was as follows:

(in thousands)
	2020
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%	Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/20	$-	$-	$2,089	$2,089

Reserves as of December 31, 2020
For accounts with assets at:
Fair value	$145,865	$-	$286,182	$432,047
Amortized cost	-	-	-	-

Total reserves	$145,865	$-	$286,182	$432,047

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$142,758	$-	$-	$142,758
At book value without market value adjustment and with current surrender charge of 5% or more	-	-	-	-
At fair value	-	-	278,792	278,792
At book value without market value adjustment and with current surrender charge less than 5%	3,107	-	-	3,107

Subtotal	145,865	-	278,792	424,657
Not subject to discretionary withdrawal	-	-	7,390	7,390

Total	$145,865	$-	$286,182	$432,047

Reserves for asset default risk in lieu of AVR	N/A	N/A	N/A	N/A
	2019
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%	Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/19	$-	$-	$1,979	$1,979

Reserves as of December 31, 2019
For accounts with assets at:
Fair value	$152,204	$-	$264,917	$417,121
Amortized cost	-	-	-	-

Total reserves	$152,204	$-	$264,917	$417,121

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$149,321	$-	$-	$149,321
At book value without market value adjustment and with current surrender charge of 5% or more	-	-	-	-
At fair value	-	-	258,973	258,973
At book value without market value adjustment and with current surrender charge less than 5%	2,883	-	-	2,883

Subtotal	152,204	-	258,973	411,177
Not subject to discretionary withdrawal	-	-	5,944	5,944

Total	$152,204	$-	$264,917	$417,121

Reserves for asset default risk in lieu of AVR	N/A	N/A	N/A	N/A
Reconciliation of net transfers to or (from) the Separate Accounts for the years ended December 31 was as follows:
(in thousands)			2020	2019
Transfers as reported in the Summary of Operations of the Separate Accounts Statement
Transfers to Separate Accounts			$2,089	$1,979
Transfers from Separate Accounts			37,791	46,281

Net transfers to (from) Separate Accounts			(35,702)	(44,302)
Reconciling adjustments			-	-

Transfers as reported in the Statements of Operations			$(35,702)	$(44,302)

40

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

17.	Other Items

Balances reasonably possible to be uncollectible

Agents’ balances receivable are 100% nonadmitted after the establishment of a valuation allowance. The allowance balance for admitted agents’ balances receivable was $4 million as of December 31, 2020 and 2019.

Scottish Re (U.S.), Inc. (“SRUS”)

On December 14, 2018, the Delaware Insurance Commissioner placed SRUS under regulatory supervision. On March 6, 2019, the Chancery Court of the State of Delaware entered a Rehabilitation and Injunction Order in response to a petition filed by the Insurance Commissioner (the “Petition”).

ALIC, on behalf of itself and its affiliates including the Company, joined in a joint motion filed on behalf of several affected parties asking the court to allow a specified amount of offsetting claim payments and losses against premiums remitted to SRUS. The Company and ALIC also filed a separate motion related to the reimbursement of claim payments where SRUS is also acting as administrator. The Court has not yet ruled on either of these motions. In the interim, the Company and several other affected parties have been permitted to exercise certain setoff rights while the parties address any potential disputes. On June 30, 2020, pursuant to the Petition, SRUS submitted a proposed Plan of Rehabilitation (“Plan”) for consideration by the Court. On November 2, 2020, the Court issued a Third Amended Order to Show Cause scheduling a hearing on the Petition and Plan for May 25, 2021.

The Company’s reinsurance reserve credit and paid claims recoverable with SRUS, net of the allowance for uncollectible reinsurance of $49 thousand and net of nonadmitted recoverables for paid claims of $118 thousand, were $584 thousand as of December 31, 2020. The Company’s reinsurance reserve credit and paid claims recoverable with SRUS, net of the allowance for uncollectible reinsurance of $34 thousand and net of nonadmitted recoverables for paid claims of $15 thousand, were $443 thousand as of December 31, 2019. The Company continues to monitor SRUS for future developments and will reevaluate its allowance for uncollectible amounts as new information becomes available.

Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”)

The Coronavirus resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which have included the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing and restrictions on large group gatherings, have caused material disruption to businesses globally, resulting in increased unemployment, a recession and increased economic uncertainty. Additionally, there is no way of predicting with certainty how long the pandemic might last, including the potential for restrictions being restored or new restrictions being implemented that could result in further economic volatility.

The Coronavirus has affected the Company’s operations and depending on its length and severity may continue to significantly affect the Company’s results of operations, financial condition and liquidity, including sales of new and retention of existing policies, life insurance mortality and hospital and outpatient claim costs, annuity reserves, investment valuations and returns and increases in bad debt and credit risk.

The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers, including timing of vaccine distribution, to mitigate health risks create significant uncertainty. The Company will continue to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its impact to the Company’s operations, but the effects could be material and may continue, emerge, evolve or accelerate into 2021.

Participating policies

For 2020 and 2019, the Company recognized premiums related to life participating policies of $6 thousand and $48 thousand, respectively. In both 2020 and 2019, these amounts represented less than one-half of one percent of total life premiums and annuity considerations earned. The Company uses accrual accounting to record policyholder dividends on participating policies. The Company paid dividends of $31 thousand and $43 thousand in 2020 and 2019, respectively, to participating policyholders and did not allocate additional income. All of the Company’s accident and health contracts were nonparticipating as of December 31, 2020 and 2019.

Amount of insurance for gross premium less than net premiums

As of December 31, 2020 and 2019, the Company had $1.73 billion and $1.85 billion, respectively, of insurance in force for which the gross premiums were less than the net premiums according to the standards of valuation set by the State of New York. Reserves to cover the above insurance totaled $50 million and $52 million as of December 31, 2020 and 2019, respectively.

41

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Other reserve changes for life and annuity contracts

In 2020, the Company’s aggregate reserves for life and annuity contracts were increased by other reserve changes of $96 million. Other reserve changes in 2020 were as follows:

(in thousands)
		Ordinary
Item	Total	Life Insurance	Individual Annuities
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$(19,482)	$(19,482)	$-
Asset adequacy reserve	115,000	-	115,000

Total	$95,518	$(19,482)	$115,000

In 2019, the Company’s aggregate reserves for life and annuity contracts were increased by other reserve changes of $52 million. Other reserve changes in 2019 were as follows:
(in thousands)
		Ordinary
Item	Total	Life Insurance	Individual Annuities
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$51,523	$51,523	$-

Total	$51,523	$51,523	$-

18.	Events Subsequent

On January 26, 2021, AIC and Allstate Financial Insurance Holdings Corporation (“AFIHC”) entered into a Stock Purchase Agreement with Everlake US Holdings Company (formerly Antelope US Holdings Company), an affiliate of an investment fund associated with The Blackstone Group Inc. to sell ALIC and certain affiliates, excluding the Company, for approximately $2.8 billion in cash. The transaction is expected to close in the second half of 2021 subject to regulatory approvals and other customary closing conditions.

On March 29, 2021, ALIC, AIC, AFIHC and AIH entered into a definitive Stock Purchase agreement (the “Purchase Agreement”) with Wilton Reassurance Company, an insurance company organized under the laws of the State of Minnesota, to sell the Company and ILIC, a wholly owned subsidiary of AFIHC for approximately $220 million in cash. Under the terms of the Purchase Agreement, prior to the consummation of the sale of the Company, AIH or another affiliate will contribute to the Company approximately $660 million in cash. The transaction is expected to close in the second half of 2021 subject to regulatory approvals and other customary closing conditions.

Prior to the closing of the above sales transactions, ALIC and certain affiliates will consummate certain pre-sale restructuring and reinsurance transactions (the “Pre-Sale Transactions”) to, among other things, transfer certain out-of-scope assets and businesses, through reinsurance or otherwise, from ALNY to AIC or other affiliates, and terminate or amend certain existing reinsurance arrangements between ALIC and the Company. The consummation of the above transactions (including the Pre-Sale Transactions) will result in the satisfaction of the conditions to ALIC’s sale that relate to the Company.

An evaluation of subsequent events was made through May 19, 2021, the date the audited statutory-basis financial statements were available to be issued. There were no other significant subsequent events requiring adjustment to or disclosure in the statutory-basis financial statements.

* * * * * *

42

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2019 AND 2018

(in thousands except par value and number of shares)	2019	2018
ADMITTED ASSETS
Bonds (fair value: $4,400,759 and $4,396,476)	$3,996,839	$4,242,823
Preferred stocks (fair value: $11,051 and $10,964)	10,562	10,542
Common stocks (cost: $123,957 and $144,495)	165,135	163,393
Mortgage loans on real estate	718,901	676,175
Cash, cash equivalents and short-term investments	220,888	80,702
Contract loans	38,563	39,293
Derivatives	6,047	1,628
Other invested assets	385,644	384,070
Receivables for securities	150,125	836
Securities lending reinvested collateral assets	391	1,721

Subtotals, cash and invested assets	5,693,095	5,601,183

Investment income due and accrued	45,804	49,100
Premiums and considerations	30,605	30,027
Reinsurance recoverables and other reinsurance receivables	1,547	1,289
Current federal and foreign income tax recoverable and interest thereon	-	4,403
Net deferred tax asset	29,598	21,540
Guaranty funds receivable or on deposit	919	1,136
Advanced benefits	5,900	5,394
Other assets	3,707	3,088
From Separate Accounts, Segregated Accounts and Protected Cell Accounts	404,635	399,536

Total	$6,215,810	$6,116,696

LIABILITIES
Aggregate reserve for life and accident and health contracts	$4,446,313	$4,454,250
Liability for deposit-type contracts	343,000	370,770
Contract claims	28,197	23,169
Interest maintenance reserve	12,481	13,659
Commissions to agents due or accrued	1,784	2,135
Transfers to Separate Accounts due or accrued (net)	12,822	(1,604)
Taxes, licenses and fees due or accrued, excluding federal income taxes	930	915
Current federal and foreign income taxes	28,056	-
Asset valuation reserve	145,134	122,319
Payable to parent, subsidiaries and affiliates	4,480	5,504
Payable for securities lending	157,280	68,817
Reserve for uncashed checks	5,832	4,903
Other liabilities	10,699	7,849
From Separate Accounts Statement	404,635	399,536

Total liabilities	5,601,643	5,472,222

CAPITAL AND SURPLUS
Common capital stock ($25 par value; 100,000 shares authorized, issued and outstanding)	2,500	2,500
Gross paid in and contributed surplus	131,253	131,253
Unassigned funds (surplus)	480,414	510,721

Total capital and surplus	614,167	644,474

Total	$6,215,810	$6,116,696

See notes to statutory-basis financial statements.

1

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)	2019	2018
Premiums and annuity considerations for life and accident and health contracts	$199,028	$196,364
Net investment income	258,104	284,063
Amortization of interest maintenance reserve	3,211	5,818
Commissions and expense allowances on reinsurance ceded	2,559	2,686
Reserve adjustments on reinsurance ceded	(28,355)	(33,699)
Miscellaneous income	1,153	3,528

Total	435,700	458,760

Death benefits	72,782	73,745
Annuity benefits	171,567	186,516
Disability benefits and benefits under accident and health contracts	39,191	27,776
Surrender benefits and withdrawals for life contracts	140,144	165,163
Interest and adjustments on contracts or deposit-type contract funds	19,051	20,770
Increase (decrease) in aggregate reserves for life and accident and health contracts	(7,937)	(89,973)
Commissions on premiums, annuity considerations, and deposit-type contract funds	19,903	22,764
General insurance expenses	38,408	39,528
Insurance taxes, licenses and fees, excluding federal income taxes	7,845	9,239
(Increase) decrease in loading on deferred and uncollected premiums	(1,420)	(76)
Net transfers to or (from) Separate Accounts net of reinsurance	(44,302)	(66,472)
Other expenses	912	872

Total	456,144	389,852

Net gain (loss) from operations after dividends to policyholders and before federal income taxes and realized capital gains or (losses)	(20,444)	68,908

Federal and foreign income taxes incurred (excluding tax on capital gains)	26,390	5,320

Net gain (loss) from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)	(46,834)	63,588

Net realized capital gains (losses) less capital gains tax of $3,416 and $1,164	12,852	4,380

Net income (loss)	$(33,982)	$67,968

See notes to statutory-basis financial statements.

2

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)	2019	2018
Capital and surplus, December 31, prior year	$644,474	$603,058
Net income (loss)	(33,982)	67,968
Change in net unrealized capital gains (losses)	16,484	(22,448)
Change in net unrealized foreign exchange capital gains (losses)	(3,698)	44
Change in net deferred income tax	29,258	(5,197)
Change in nonadmitted assets	(15,554)	(85)
Change in asset valuation reserve	(22,815)	1,134

Capital and surplus, December 31, current year	$614,167	$644,474

See notes to statutory-basis financial statements.

3

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)
Cash from operations	2019	2018
Premiums collected net of reinsurance	$198,038	$195,896
Net investment income	235,155	247,056
Miscellaneous income	2,510	6,171

Total	435,703	449,123

Benefits and loss related payments	446,455	490,187
Net transfers to Separate, Segregated Accounts and Protected Cell Accounts	(58,728)	(27,413)
Commissions, expenses paid and aggregate write-ins for deductions	66,399	73,897
Dividends paid to policyholders	42	123
Federal and foreign income taxes paid (recovered)	(2,112)	11,042

Total	452,056	547,836

Net cash from operations	(16,353)	(98,713)

Cash from investments
Proceeds from investments sold, matured or repaid	858,339	870,712
Cost of investments acquired (long-term only)	747,739	732,634
Net increase or (decrease) in contract loans and premium notes	(791)	(213)

Net cash from investments	111,391	138,291

Cash from financing and miscellaneous sources
Net deposits on deposit-type contracts and other insurance liabilities	(46,793)	(49,362)
Other cash provided (applied)	91,941	12,776

Net cash from financing and miscellaneous sources	45,148	(36,586)

Reconciliation of cash, cash equivalents and short-term investments
Net change in cash, cash equivalents and short-term investments	140,186	2,992
Cash, cash equivalents and short-term investments, beginning of year	80,702	77,710

Cash, cash equivalents and short-term investments, end of period	$220,888	$80,702

Supplemental disclosures for non-cash transactions
Change in receivable for securities sold	$149,288	$2,579
Portfolio investments exchanged	86,650	66,023
Mortgage loans refinanced	8,388	10,927
Reinvestment of non-cash distributions from other invested assets	3,395	4,799
Income from other invested assets	929	11,505
Change in payable for securities acquired	712	-
Stock dividends received	37	2,020
Stock distributions a return of capital	4	-

See notes to statutory-basis financial statements.

4

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	General

Allstate Life Insurance Company of New York (the “Company”), an insurance company domiciled in New York, is a wholly owned subsidiary of Allstate Life Insurance Company (“ALIC”), an insurance company domiciled in the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company (“AIC”), which is a wholly owned subsidiary of Allstate Insurance Holdings, LLC (“AIH”), a Delaware limited liability company. AIH is a wholly owned subsidiary of The Allstate Corporation (“the Corporation”).

The Company offers traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company distributes its products through Allstate exclusive agencies and exclusive financial specialists, as well as workplace enrolling independent agents and benefits brokers. The Company previously offered and continues to have in force fixed annuities such as deferred and immediate annuities. The Company also previously offered variable annuities, all of which are reinsured.

2.	Summary of Significant Accounting Policies

Basis of presentation

The Company prepares its financial statements in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (“NYDFS”). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The State of New York requires its domestic insurance companies to prepare financial statements in conformity with the NAIC Accounting Practices and Procedures Manual (“APPM”), which includes all Statements of Statutory Accounting Principles (“SSAPs”), subject to any deviations prescribed or permitted by the NYDFS.

The NYDFS has adopted certain prescribed accounting practices that differ from those found in the APPM that are applicable to the Company. Specifically, the calculation of deferred premium assets includes the establishment of a prepaid reinsurance premium asset in accordance with New York Regulation 172. SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance (“SSAP No. 61R”), requires the deferred premium asset to be reduced by the proportionate amount attributable to reinsurance.

The NYDFS has prescribed in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations that the Company presents in Exhibit 5 of the Annual Statement asset adequacy reserves before consideration of the reinsurance treaty described in Note 17, which are not required per SSAP No. 51, Life Contracts, and SSAP No. 61R.

A reconciliation of the Company’s net income and capital and surplus between statutory accounting principles (“SAP”) per the APPM and practices prescribed or permitted by the State of New York as of December 31 is shown below:

(in thousands)
	2019	2018
Net Income
The Company’s state basis	$(33,982)	$67,968

State prescribed practices that increase/(decrease) NAIC SAP:
Premiums	(11)	(111)
Commissions and expense allowances on reinsurance ceded	2	(60)
Increase in loading on deferred and uncollected premium	(333)	(423)
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$(33,640)	$68,562

Surplus
The Company’s state basis	$614,167	$644,474

State prescribed practices that increase/(decrease) NAIC SAP:
Deferred premium assets	(10,418)	(9,751)
Aggregate write-ins (Reinsurance balances recoverable)	2,904	2,579
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$621,681	$651,646

If the Company had not used the New York prescribed practice, a risk-based capital regulatory event would not have been triggered.

5

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Accounting practices and procedures of the NAIC as prescribed or permitted by the NYDFS comprise a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (“GAAP”). The more significant differences relevant to the Company are as follows:

•

Bonds, excluding Securities Valuation Office (“SVO”)-identified investments, are stated at amortized cost, or lower of amortized cost or fair value, or recovery value, while under GAAP, they are generally carried at fair value or recovery value depending on the reason for the other-than-temporary impairment (“OTTI”) as discussed below.

•	Preferred stocks are valued as prescribed by the SVO, while under GAAP, they are reported at fair value.

•

Under the APPM, unaffiliated common stocks are reported at fair value and changes in fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus. Under GAAP, equity investments, including common stocks and limited partnership interests not accounted for under the equity method of accounting (“EMA”) or that do not result in consolidation, are measured at fair value with changes in fair value recognized in net income.

•

Certain investments in partnerships and limited liability companies under GAAP are recorded at fair value. Per the APPM, these investments require EMA to be used. EMA on a statutory basis, in conjunction with asset valuation reserve (“AVR”) recognition requirements as discussed below, recognizes the earnings of the investment in surplus with only the portion distributed recorded in investment income, while GAAP recognizes all earnings, both distributed and undistributed in investment income. Investments in partnerships and limited liability companies are required to have audited GAAP financial statements or audited U.S. tax-basis financial statements to be admitted. For investments in non-U.S. partnerships and limited liability companies for which audited GAAP or International Financial Reporting Standards financial statements are not available, admission requires using certain audited financial statements prepared using foreign generally accepted accounting principles with an audited reconciliation to GAAP.

•	Realized investment capital gains or losses are reported net of related income taxes, while under GAAP, such gains or losses are reported gross of tax.

•	Under both GAAP and the APPM, the Company is required to identify securities with OTTI and to recognize an impairment loss.

GAAP and the APPM have different requirements for bonds other than loan-backed and structured securities (“LBASS”), and LBASS with OTTI depending if it is credit related or intent related. Credit related OTTI results from an assessment that the entire cost basis is not expected to be recovered. Intent related OTTI results when there is a decision to sell a security or when it is more likely than not that the Company will be required to sell the security before the recovery of the amortized cost basis.

Under GAAP, for credit related OTTI, bonds other than LBASS are written down to expected recovery value. Recovery value is determined by calculating the present value of the future cash flows at the security’s original or current effective rate. Under the APPM, for credit related OTTI, bonds other than LBASS, are written down to fair value. Under GAAP and the APPM, for intent related OTTI, bonds other than LBASS are written down to fair value.

Under GAAP and the APPM, for credit related OTTI, LBASS are written down to expected recovery value. Under GAAP and the APPM, for intent related OTTI, LBASS are written down to fair value. Intent related OTTI, for LBASS under the APPM, results when there is no intent and ability to hold the security until it recovers in value, which is not required under GAAP.

•

Under the APPM, derivatives which follow hedge accounting are reported in a manner consistent with the hedged item with no ineffectiveness separately recorded. Derivatives that are not designated as accounting hedges are recorded at fair value, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus until the transaction is closed (e.g., terminated, sold, expired, exercised). Derivatives which are used in replication are reported in a manner consistent with the asset that has been replicated. Embedded derivative instruments are not accounted for separately as derivative instruments. Derivative assets and liabilities are reported gross in the financial statements.

Under GAAP, derivatives that qualify as a fair value hedge are recorded at fair value in the same income statement line item as the hedged item; cash flow hedges are also recorded at fair value. Hedge ineffectiveness, if any, is recorded along with the hedged item. The change in fair value of a non-hedge derivative, including derivatives used in replication, is recorded as a realized capital gain or loss. Embedded derivative instruments are accounted for separately and marked to market through realized capital gains or losses. Derivative assets and liabilities that qualify for offsetting with a counterparty are reported as a net asset or liability in the financial statements.

The APPM requires that, if in the aggregate, the Company has a net negative cash balance it shall be reported as a negative asset. GAAP requires that such negative cash balances be reported as other liabilities.

•

For holders of surplus notes, interest is not accrued until approved by the applicable state of domicile per the APPM. GAAP requires interest on surplus notes to be accrued whether or not states approval has been obtained.

•

Under the APPM, costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts, principally agents’ and brokers’ remuneration and certain underwriting costs, are expensed as incurred. Under GAAP, these costs are deferred and amortized to income either over the premium paying period of the related policies in proportion to the estimated revenue on such business or in relation to the present value of estimated gross profits on such business over the estimated lives of the contracts.

•

Both GAAP and the APPM require a provision for deferred taxes on temporary differences between the reporting and tax bases of assets and liabilities. The change in deferred taxes is reported in surplus per the APPM, while under GAAP, the change is reported in the

6

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Statement of Operations. The APPM also includes limitations as to the amount of deferred tax assets (“DTAs”) that may be reported as an admitted asset. Both GAAP and the APPM require a valuation allowance for DTAs and the allowance is similarly measured.

•	Under the APPM, the effects of reinsurance are netted against the corresponding assets or liabilities versus reported on a gross basis for GAAP.

•

Certain reported assets, including the portion of net DTAs that exceeded the APPM limitations, prepaid commissions, certain agent and bills receivables, receivable from sale of securities over 15 days past due, and certain other receivables over 90 days past due, are designated as nonadmitted assets and are charged directly to unassigned surplus. Under GAAP, these assets are reported in the Statements of Financial Position, net of any valuation allowance.

•

Life statutory policy reserves are based on mortality, interest and other assumptions applied in compliance with statutory regulations and subject to reserve testing with assumption subject to statutory requirements. Health statutory policy reserves are based on morbidity, interest, and withdrawal assumptions applied in compliance with statutory regulations. Statutory formula policy reserves in certain cases are subject to stand alone reserve testing with assumptions subject to statutory requirements. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company’s estimates of mortality, morbidity, interest and withdrawals and include sufficiency testing with assumptions representative of the Company’s current expectations. The effect, if any, on reserves due to a change in valuation basis is recorded directly to unassigned surplus per the APPM rather than included in the determination of net gain from operations for GAAP.

•	The AVR and interest maintenance reserve (“IMR”) are required by the APPM, but not GAAP.

•

Under the APPM, liabilities from guaranty funds or other assessments from insolvencies of entities that wrote long term care contracts are recorded at discounted rates, while all other assessments are reported at undiscounted rates. Under GAAP, all guaranty funds or other assessments are reported at undiscounted rates.

•

The assets and reserves relating to modified guaranteed annuity (“MGA”) contracts are reflected as assets and liabilities related to Separate Accounts and are carried at fair value. Premium receipts and benefits on these contracts are recorded as revenue and expense and are transferred to or (from) the Separate Accounts. Under GAAP, these assets are reported as bonds and mortgage loans. Bonds designated as available for sale are carried at fair value and mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Liabilities are reported as contractholder funds. Revenues are comprised of contract charges and fees for contract administration and surrenders.

•

Under the APPM, premium receipts and benefits on certain annuity contracts and universal life-type contracts are recorded as revenue and expense. Under GAAP, revenue on certain annuity contracts and universal life-type contracts is comprised of contract charges and fees, which are recognized when assessed against the policyholder account balance. Additionally, premium receipts on certain annuity contracts and universal life-type contracts are considered deposits and are recorded as interest-bearing liabilities, while benefits are recognized as expenses in excess of the policyholder account balance.

•	GAAP requires the presentation of comprehensive income and its components in the financial statements, which is not required by the APPM.

Use of estimates

The preparation of financial statements in conformity with the NAIC Annual Statement Instructions and accounting practices prescribed or permitted by the NYDFS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Bonds with an NAIC designation of 1 through 5, including LBASS and excluding SVO-identified investments, are reported at amortized cost using the effective yield method. Bonds with an NAIC designation of 6 are reported at the lower of amortized cost or fair value, with the difference reflected in unassigned surplus as an unrealized capital loss. In general, LBASS utilize a multi-step process for determining carrying value and NAIC designation in accordance with SSAP No. 43R, Loan-backed and Structured Securities. The Company’s bond portfolio also includes SVO-identified investments, which are reported at fair value. Changes in the fair value of the SVO-identified investments are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Redeemable preferred stocks are reported at cost, amortized cost or the lower of cost, amortized cost or fair value, depending on the assigned NAIC designation. Perpetual preferred stocks are reported at fair value or the lower of cost or fair value depending on the assigned NAIC designation. Unaffiliated common stocks are reported at fair value. For preferred stocks reported at fair value and unaffiliated common stocks, the differences between amortized cost or cost and fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Mortgage loans are reported at unpaid principal balances, net of unamortized premium or discount.

Cash equivalents are reported at fair value or amortized cost. Cash equivalents reported at amortized cost are readily convertible into known amounts of cash and so near to their maturity that they present an insignificant risk of change in value because of changes in interest rates. Contract loans are reported at the unpaid principal and capitalized interest balance. Interest is capitalized into the loan balance each contract anniversary. Loans deemed uncollectible are written off. Loan balances in excess of cash value are nonadmitted.

7

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Other invested assets consist of investments in partnerships, limited liability companies and surplus notes. Investments in partnerships and limited liability companies are generally reported based on the underlying audited GAAP equity of the investee, with undistributed earnings or losses reflected in unassigned surplus as a change in net unrealized capital gains and losses and, are generally recognized on a delay due to the availability of financial statements. The change in net unrealized capital gains and losses is reported in unassigned surplus, as well as used in the calculation of the AVR provision. Surplus notes are reported at amortized cost or the lower of amortized cost or fair value depending on the NAIC designation.

Realized capital losses recognized on all bonds due to OTTI and net realized capital gains and losses on certain qualifying surplus notes included in other invested assets resulting from changes in the general level of interest rates are reported in the IMR, net of tax and amortized into the Statements of Operations. For LBASS designated as no intent and ability to hold, the non-interest related portion of OTTI losses is used in the calculation of the AVR provision, while the interest-related OTTI is reported in IMR. All other net realized capital gains and losses for other invested assets resulting from changes in the general level of interest rates and OTTI realized capital losses for other invested assets and bonds that are not a result of changes in the general level of interest rates are reported in the Statements of Operations and used in the calculation of the AVR provision, the change of which is reported within unassigned surplus.

Investment income primarily consists of interest, dividends, income from limited partnership interests, and amortization of any premium or discount. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for LBASS is determined considering estimated pay-downs, including prepayments, obtained from third-party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For LBASS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all other, the effective yield is recalculated on a prospective basis. In periods subsequent to the recognition of an OTTI on a bond, including LBASS, the difference between the new amortized cost basis and the cash flows expected to be collected is accreted as interest income. Accrual of income is suspended for other-than-temporarily impaired bonds when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans that are in default or when the full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Cash distributions received from investments in partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed. Any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment.

Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other than temporary declines in fair value and periodic changes in fair value and settlements of certain derivatives. Realized capital gains and losses on investment sales are determined on a specific identification basis.

The Company has a comprehensive portfolio monitoring process to identify and evaluate each bond, including LBASS, and common and preferred stock, whose carrying value may be other-than-temporarily impaired. For each bond, excluding LBASS, in an unrealized loss position (fair value is less than amortized cost), the Company assesses whether management with the appropriate authority has made a decision to sell the bond prior to its maturity at an amount below its carrying value. If the decision has been made to sell the bond, the bond’s decline in fair value is considered other than temporary and the Company recognizes a realized capital loss equal to the difference between the amortized cost and the fair value of the bond at the balance sheet date the assessment is made. If the Company has not made the decision to sell the bond, but it is probable the Company will not be able to collect all amounts due according to contractual terms, the bond’s decline in value is considered other-than-temporarily impaired, and a write-down of the amortized cost to fair value is required. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For LBASS, the Company assesses whether management with the appropriate authority has made a decision to sell each LBASS in an unrealized loss position or does not have the intent and ability to retain the LBASS for a period of time sufficient to recover the amortized cost basis. If either situation exists, the security’s decline in value is considered other-than-temporarily impaired and the security is written down as a realized capital loss to fair value. If management has not made the decision to sell the LBASS and management intends to hold the security for a period of time sufficient to recover the amortized cost basis, the Company analyzes the present value of the discounted cash flows expected to be collected. If the present value of the discounted cash flows expected to be collected is less than the amortized cost, the security is considered other-than-temporarily impaired and the Company recognizes a realized capital loss for the difference between the present value of the discounted cash flows and the amortized cost. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For common and preferred stocks, the Company considers various factors, including whether the Company has the intent and ability to hold the stock for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the stock’s decline in fair value is other than temporary and the difference between the stock’s cost and fair value is recognized as a realized capital loss. A decision to sell stock for an amount below its cost would be an other than temporary decline and a realized capital loss is recorded. For stocks managed by a third-party, either the Company has contractually retained its decision making authority as it pertains to selling stocks that are in an unrealized loss position or it recognizes an unrealized loss at the end of the period through a charge to realized capital loss.

The Company’s portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for bonds, including LBASS) or cost (for stocks) is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential OTTI using all reasonably available information relevant to the collectibility or recovery of the security. Inherent in the Company’s evaluation of OTTI for these securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: (1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering

8

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

prices; (2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and (3) the length of time and extent to which the fair value has been less than amortized cost or cost.

Impairment adjustments on mortgage loans are recorded when it is probable contractual principal and interest will not be collected. OTTI adjustments reduce the carrying value of mortgage loans to the fair value of the collateral less the estimated cost to sell.

Due and accrued investment income is recorded as an asset, with three exceptions. Due and accrued investment income on mortgage loans in default, where interest is more than 180 days past due, is nonadmitted. Due and accrued investment income for investments other than mortgage loans, that is more than 90 days past due, is nonadmitted. In addition, due and accrued investment income that is determined to be uncollectible, regardless of its age, is written off in the period that determination is made. All due and accrued investment income was admitted as of December 31, 2019 and 2018.

Derivative financial instruments

Derivative financial instruments include foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. When derivatives meet specific criteria, they may be designated as accounting hedges, which means they may be accounted for and reported on in a manner that is consistent with the hedged asset or liability. Derivatives that are not designated as accounting hedges are accounted for on a fair value basis, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus. The determination of the AVR and IMR impact of realized capital gains and losses on derivatives is based on how the realized capital gains and losses of the underlying asset is reported. The Company’s accounting policy for the various types of derivative instruments is discussed further in Note 4.

Securities loaned

The Company’s business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in cash equivalents or short-term investments.

AVR and IMR

The Company establishes the AVR and IMR as promulgated by the NAIC. The AVR offsets potential credit-related investment losses and volatility in recorded changes in fair value measurements on all invested asset categories excluding cash, contract loans, premium notes, collateral notes and income receivables. The AVR calculation is formula-based and considers the prior year reserve balance, the current year’s realized credit-related (default) and equity capital gains and losses, net of capital gains tax, and the current year’s unrealized capital gains and losses, net of deferred taxes thereon, applicable to the invested asset categories that are grouped within the default and equity components. The default component includes long-term bonds, preferred stocks, short-term bonds, derivatives and mortgage loans. The equity component includes common stocks, real estate and other invested assets. Other invested assets consist of investments in joint ventures, partnerships, limited liability companies, low income housing tax credit property investments, collateral loans and surplus notes. The undistributed earnings or losses from investments in joint ventures, partnerships and limited liability companies are reported as changes in unrealized capital gains and losses and included in the AVR. Cash distributions received from investments in joint ventures, partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed, whereas, any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment. Realized and unrealized capital gains increase the AVR and realized and unrealized capital losses decrease the AVR. The Company’s total AVR is generally limited to a maximum amount of credit-related reserve that is calculated using a set of factors applied to the admitted asset values of the various invested asset categories. Total AVR in one sub-component of either the default or equity component that is in excess of the maximum reserve must be transferred to the “sister” sub-component if that sub-component’s total AVR is below its maximum reserve. If the total AVR in either of the combined default or equity component is in excess of the combined maximum reserve, the Company may transfer the excess to the other component if that component’s total AVR is below its maximum reserve, or the excess reserve may be released to unassigned surplus. In general, decreases in the Company’s total invested assets portfolio will decrease the total AVR and increases will increase the total AVR.

The IMR captures the realized capital gains and losses that result from changes in the overall level of interest rates and amortizes them into investment income over the approximate remaining life of the investments sold. The IMR includes all realized capital gains and losses, net of capital gains tax thereon, due to interest rate changes on fixed income investments, mortgage loans and derivatives, and excludes credit-related realized capital gains and losses on default component invested assets, realized capital gains and losses on equity investments and unrealized capital gains and losses.    After a realized capital gain or loss has been identified as interest-related and an expected maturity date has been determined, a company may select either a grouped method or seriatim method for calculating the IMR amortization. The Company has elected to use the grouped method in calculating its IMR amortization. The total IMR is calculated by adding the current year’s interest-related capital gains and losses, net of capital gains tax, to the prior year reserve and subtracting the current year’s amortization released to the Statements of Operations. A negative IMR is reported as a nonadmitted asset. Make whole fees and prepayment penalties are recorded as investment income and not included in the IMR.

Off-balance-sheet financial instruments

Commitments to invest, commitments to purchase private placement securities and commitments to extend mortgage loans have off-balance-sheet risk because their contractual amounts are not recorded in the Company’s Statements of Financial Position. The details of the off-balance-sheet commitments are discussed further in Note 4.

9

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Premiums and annuity considerations

Annual premiums for most traditional life insurance policies are recognized as revenue on the policy anniversary date. Premiums, based on modal payment, for accident and health insurance and certain immaterial traditional life insurance policies are recognized as revenue when due. Considerations received for supplementary contracts with life contingencies are recognized as revenue when due. Premiums for all single and flexible premium life insurance and annuity products are recognized as revenue when collected. Considerations received on deposit-type funds, which do not contain any life contingencies, are recorded directly to the related reserve liability. Premiums written and not yet collected from policyholders are shown as a receivable, with balances older than 90 days nonadmitted.

Reserves for policy benefits

The Company adopted Principles Based Reserving (“PBR”), which are computed actuarially according to New York Regulation 213 with interest, mortality and other assumptions applied in compliance with statutory regulations, for the following policies:

Certain guaranteed term policies issued on or after May 13, 2019, and all guaranteed term policies issued on or after October 1, 2019

Certain universal life policies issued on or after October 1, 2019

Certain whole life policies issued on or after October 1, 2019

Policy benefit reserves for traditional and flexible premium life insurance policies, excluding the above policies, are computed actuarially according to the Commissioners’ Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for annuity products are calculated according to the Commissioners’ Annuity Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for MGA products are calculated according to New York Regulation 127 with interest and mortality assumptions in compliance with statutory regulations.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of contractholders, less surrenders and withdrawals that represent a return to the contractholder. For deposit-type funds with no cash values prior to maturity, reserves are present values of contractual payments with interest assumptions in compliance with statutory regulations. Tabular interest on deposit-type funds is calculated as the prescribed valuation interest rate times the mean amount of funds subject to such rate held at the beginning and end of the year of valuation.

Policy benefit reserves for accident and health insurance products include claim reserves, contract reserves and unearned premiums, if applicable. Claim reserves, including incurred but not reported claims, represent management’s estimate of the ultimate liability associated with unpaid policy claims, based primarily upon analysis of past experience. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in the Statements of Operations when additional information becomes known.

On traditional life insurance contracts, the Company waives deduction of deferred fractional premiums upon the death of the insured and returns any portion of the final premium beyond the date of death. Surrender values are not contracted in excess of the reserve as legally computed. For life contracts, the cost of additional mortality for each policy is assumed to equal the additional premium charged for that policy period and is reserved accordingly. Additional premiums are collected for policies issued on substandard lives. Reserves are held in a manner consistent with traditional policies. For annuity contracts issued as substandard, reserves are calculated according to Title 11 of the New York Codes, Rules and Regulations Section 99.6(i).

Tabular interest, tabular less actual reserves released and tabular cost are determined by formula as described in the APPM. Tabular interest for contracts not involving life contingencies represents the net amount credited taking into account increments of premiums and annuity considerations and decrements of benefits, withdrawals, loads and policy charges.

Reinsurance

The Company reinsures certain of its risks to unaffiliated reinsurers and ALIC under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

The amounts reported in the Statements of Financial Position as amounts recoverable from reinsurers include amounts billed to reinsurers for losses paid. Contract claims are reported net of reinsurance recoverables on unpaid losses, which represent estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract and in accordance with the coverage, terms and conditions of the reinsurance agreement. Reinsurance does not extinguish the Company’s primary liability under the policies written. Reinsurance recoverable balances that are current and from authorized reinsurers are reported as admitted assets. Reinsurance recoverable balances from unauthorized reinsurers require collateral at least equal to the amount recoverable, or the recoverable balance is nonadmitted. All reinsurance recoverable balances that are 90 days past due are nonadmitted. If it is probable that reinsurance recoverables on paid or unpaid claim or benefit payments are uncollectible, these amounts are written off through a charge to the Statements of Operations.

Income taxes

The income tax provision is calculated under the liability method. DTAs and deferred tax liabilities (“DTLs”) are recorded based on the difference between the statutory financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes also arise from net unrealized losses on certain investments carried at fair value. The net change in DTAs and DTLs is applied directly to unassigned surplus. The nonadmitted portion of gross DTAs is determined by applying the rules prescribed by SSAP No. 101, Income Taxes (“SSAP No. 101”).

10

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The application of SSAP No. 101 requires the Company to evaluate the recoverability of DTAs and to establish a statutory valuation allowance adjustment (“valuation allowance”) if necessary to reduce the DTA to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the DTAs and DTLs; (2) whether they are ordinary or capital; (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the DTAs; and (7) any tax planning strategies that the Company would employ to avoid an operating loss or tax credit carryforward from expiring unused. Although the realization is not assured, management believes it is more likely than not that the DTAs, net of valuation allowance, will be realized.

Separate Accounts

The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders’ claims to the related assets and are carried at the fair value of the assets. In the event the asset values of certain contractholder accounts are projected to be below the value guaranteed by the Company, a liability is established through a charge to earnings. Reserves for guarantees provided by the Company are included in the Company’s General Account.

The Company holds reserves for variable annuity contracts and variable life policies at less than the fund balances carried in the Separate Accounts. The difference between the reserves and the fund balances of the Separate Accounts is transferred from the Separate Accounts to the General Account, and the variable annuity portion is subsequently reinsured via a modified coinsurance agreement. Premiums, contract benefits, reserve transfers, policy loans and policyholder charges are also transferred from the Separate Accounts to the General Account.

Separate Accounts premium deposits, benefit expenses and contract charges for mortality risk, contract and policy administration are recorded by the Company and reflected in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support variable annuity contracts and variable life policies accrue directly to the contractholders and, therefore, are not included in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support MGA contracts accrue to the Company. Gains or losses from the MGA business, net of reinsurance, are included in net transfers to or (from) Separate Accounts in the Statements of Operations.

3.	Investments

Fair values

The following table summarizes the statement value, gross unrealized gains, gross unrealized losses and fair value of the Company’s bonds and SVO-identified investments, excluding bonds that have been written down to fair value as of December 31:

(in thousands)
2019	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,268,294	$270,761	$(2,487)	$3,536,568
U.S. special revenue	338,850	87,778	-	426,628
U.S. governments	137,972	7,113	-	145,085
U.S. political subdivisions	100,125	22,886	-	123,011
SVO-identified investments	106,624	-	-	106,624
States, territories and possessions	37,715	17,756	-	55,471
All other governments	7,011	68	-	7,079
Hybrid securities	248	45	-	293

Total bonds	$3,996,839	$406,407	$(2,487)	$4,400,759

2018	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,370,212	$116,373	$(68,630)	$3,417,955
U.S. special revenue	454,767	67,073	(142)	521,698
U.S. governments	186,319	8,419	(5)	194,733
U.S. political subdivisions	150,348	17,517	-	167,865
SVO-identified investments	19,576	-	-	19,576
States, territories and possessions	54,277	12,622	-	66,899
All other governments	7,076	419	-	7,495
Hybrid securities	248	7	-	255

Total bonds	$4,242,823	$222,430	$(68,777)	$4,396,476

Unrealized losses

Unrealized losses are calculated as the difference between amortized cost and fair value for the Company’s investment securities, including securities written down to fair value. They result from declines in fair value below amortized cost for bonds, including LBASS, or cost for common and preferred stocks, and are evaluated for OTTI. Every security with unrealized losses was included in the portfolio monitoring process.

11

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The following tables summarize the fair value and gross unrealized losses of bonds, LBASS, common and preferred stocks by the length of time individual securities have been in a continuous unrealized loss position as of December 31.

(in thousands)	2019
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$84,150	$(544)	$52,233	$(1,986)	$(2,530)
LBASS	34	-	6	-	-
Common stocks	1,258	(219)	-	-	(219)
Preferred stocks	-	-	473	(27)	(27)

Total	$85,442	$(763)	$52,712	$(2,013)	$(2,776)

	2018
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$1,201,539	$(36,361)	$508,842	$(31,911)	$(68,272)
LBASS	31,096	(736)	19,628	(266)	(1,002)
Common stocks	4,578	(54)	-	(11)	(65)
Preferred stocks	153	(6)	412	(88)	(94)

Total	$1,237,366	$(37,157)	$528,882	$(32,276)	$(69,433)

The following table summarizes the gross unrealized losses by unrealized loss position and credit quality as of December 31, 2019.

(in thousands)	Investment Grade	Below Investment Grade	Total
Bonds, including LBASS with unrealized loss position less than 20% of amortized cost (1)(2)	$(478)	$(1,697)	$(2,175)
Bonds with unrealized loss position greater than or equal to 20% of amortized cost (3)(4)	-	(355)	(355)

Total unrealized losses	$(478)	$(2,052)	$(2,530)

(1)	Below investment grade bonds includes $260 thousand that had been in an unrealized loss position for less than twelve months.
(2)

Related to bonds, including LBASS with an unrealized loss position less than 20% of amortized cost, the degree of which suggested that these securities did not pose a high risk of being other-than-temporarily impaired.

(3)	All the below investment grade bonds had been in an unrealized loss position for a period of twelve or more consecutive months.
(4)

Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contract obligations.

Investment grade is defined as a security having an NAIC designation of 1 or 2, a rating of Aaa, Aa, A or Baa from Moody’s, a rating of AAA, AA, A or BBB from S&P Global Ratings, a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities were principally related to an increase in market yields which may include increased risk-free interest rates and/or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

Unrealized losses on common and preferred stocks were primarily related to temporary equity market fluctuations of securities that are expected to recover.

LBASS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities’ positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of: (1) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (2) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread.

As of December 31, 2019, the Company had not made a decision to sell and it was not more likely than not the Company would be required to sell bonds, including LBASS, with unrealized losses before recovery of the amortized cost basis. As of December 31, 2019, the Company had the intent and ability to hold LBASS, common and preferred stocks with unrealized losses for a period of time sufficient for them to recover.

12

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Scheduled maturities

The scheduled maturities for bonds, cash equivalents and short-term investments were as follows as of December 31, 2019:

(in thousands)	Statement Value	Fair Value
Due in one year or less	$552,004	$556,824
Due after one year through five years	1,266,177	1,334,341
Due after five years through ten years	1,541,114	1,658,498
Due after ten years	736,502	950,041

Total	$4,095,797	$4,499,704

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers.

Net realized capital gains and losses

Net realized capital gains and losses from investment securities including calls consisted of the following:

(in thousands)
Year-ended December 31, 2019	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$5,459	$3,316	$2,143
Preferred stocks	13	16	(3)
Common stocks	16,329	2,611	13,718
Cash and cash equivalents	22	52	(30)
Derivatives	493	227	266
Other invested assets	2,939	191	2,748

	$25,255	$6,413	18,842

Capital gain tax expense			(3,957)
Transferred to IMR			(2,033)

Total			$12,852

Year-ended December 31, 2018	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$3,253	$5,405	$(2,152)
Preferred stocks	32	27	5
Common stocks	24,655	17,516	7,139
Cash and cash equivalents	18	119	(101)
Derivatives	552	986	(434)
Other invested assets	9	984	(975)

	$28,519	$25,037	3,482

Capital gain tax expense			(731)
Transferred to IMR			1,629

Total			$4,380

Proceeds from sales of bonds, exclusive of calls, maturities and pay downs were $202 million and $226 million in 2019 and 2018, respectively. Gross gains of $5 million and $1 million and gross losses of $2 million and $4 million, were realized on sales of bonds, exclusive of calls, maturities and pay downs during 2019 and 2018, respectively. In addition, the Company recorded $2 million and $14 million of realized losses due to impaired bonds, preferred stocks, common stocks and limited partnerships in 2019 and 2018, respectively.

Municipal bonds

The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company’s portfolio as of December 31:

(% of total municipal bond statement value)
	2019	2018
California	31.8%	26.8%
Texas	11.4	12.9
Oregon	10.8	7.1
Illinois	7.7	5.4

13

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Mortgage loans on real estate

The minimum and maximum lending rates for new mortgage loans in 2019 and 2018 were 3.20% and 4.68%, and 3.63% and 4.83%, respectively. All new mortgage loans were commercial.

For loans acquired during 2019 and 2018, the maximum percentage of any one loan to the value of the property at the time of the loan was 73.1% and 74.7%, respectively.

The Company’s mortgage loan portfolio consists entirely of commercial mortgage loans, whose current recorded investment was $719 million and $676 million as of December 31, 2019 and 2018, respectively. The Company did not have recorded investment in mortgage loans in which it is a participant or co-lender in a mortgage loan agreement as of December 31, 2019. The Company’s recorded investment in mortgage loans in which it is a participant or co-lender in a mortgage loan agreement was $5 million as of December 31, 2018.

Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable the Company will not collect the contractual principal and interest. Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

The debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment and represents the amount of estimated cash flows from the property available to the borrower to meet principal and interest payment obligations. The ratio estimates are updated annually or more frequently if conditions are warranted based on the Company’s credit monitoring process.

The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by the debt service coverage ratio distribution as of December 31:

(in thousands)	2019			2018
Debt Service Coverage Ratio Distribution	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total
Below 1.0	$-	$-	$-	$-	$-	$-
1.0 - 1.25	48,858	-	48,858	25,539	-	25,539
1.26 - 1.50	211,949	-	211,949	184,083	-	184,083
Above 1.50	429,675	28,419	458,094	438,154	28,399	466,553

Total non-impaired mortgage loans	$690,482	$28,419	$718,901	$647,776	$28,399	$676,175

The Company’s mortgage loan portfolio is substantially all non-recourse to the borrower and collateralized by a variety of commercial real estate property types located throughout the United States. The following table shows the principal geographic distribution of commercial real estate exceeding 5% of the mortgage loan portfolio as of December 31:

(% of mortgage loan portfolio carrying value)	2019	2018
Texas	20.3%	16.6%
California	16.3	18.2
North Carolina	8.3	9.0
Nevada	6.0	6.4
Illinois	5.6	6.3
Utah	5.4	2.2
New Jersey	5.0	6.0
Arizona	3.9	5.2

The types of properties collateralizing the commercial mortgage loan portfolio as of December 31 were as follows:

(% of mortgage loan portfolio carrying value)	2019	2018
Apartment complexes	29.8%	31.5%
Office buildings	26.3	26.5
Warehouse and industrial	16.8	16.2
Retail	15.2	17.0
Other	11.9	8.8

Total	100.0%	100.0%

14

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Loan-backed securities

The Company held LBASS as of December 31, 2019 and 2018. Prepayment assumptions for LBASS were obtained from external sources and, if not available, developed internally. The following table presents the aggregate amortized cost of LBASS before recognized OTTI, the amount of OTTI recognized and the fair value of those securities.

(in thousands)	2019			2018

	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value
OTTI recognized 1st Quarter
Intent to sell	$-	$-	$-	$-	$-	$-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	516	32	345

OTTI recognized 2nd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	2,832	169	1,950	402	49	295

OTTI recognized 3rd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	182	29	109

OTTI recognized 4th Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	$-	-	-	$4,083	175	$4,087

Annual Aggregate Total		$169			$285

The following table presents the percent of statement value of the Company’s LBASS portfolio that is comprised of asset-backed securities (“ABS”), residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) as of December 31:

	2019	2018
ABS	86%	86%
RMBS	12	10
CMBS	2	4

Total	100%	100%

All and ninety-nine percent of the ABS had an NAIC designation of 1 or 2 as of December 31, 2019 and 2018, respectively. The majority were backed by lease transactions and credit tenant loans as of December 31, 2019 and 2018.

All of the RMBS had an NAIC designation of 1 or 2 as of December 31, 2019 and 2018.

Four percent and ninety-eight percent of the CMBS had an NAIC designation of 1 as of December 31, 2019 and 2018, respectively.

15

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The following LBASS were other-than-temporarily impaired at the end of each quarter presented, as a result of the discounted present value of the cash flows expected to be collected being less than amortized cost.

(in thousands)	Book/Adjusted Carrying Value Amortized Cost Before Current	Present Value of Projected	Recognized	Amortized Cost After	Fair Value At Time of	Date of Financial Statement Where
CUSIP	Period OTTI	Cash Flows	OTTI	OTTI	OTTI	Reported
46628FAN1	$2,832	$2,663	$169	$2,663	$1,950	6/30/2019

Total			$169

	Book/Adjusted Carrying Value Amortized Cost Before Current	Present Value of Projected	Recognized	Amortized Cost After	Fair Value At Time of	Date of Financial Statement Where
CUSIP	Period OTTI	Cash Flows	OTTI	OTTI	OTTI	Reported
22545DAG2	$516	$484	$32	$484	$345	03/31/2018
22545DAG2	402	353	49	353	295	06/30/2018
22545DAG2	182	153	29	153	109	09/30/2018
22545DAG2	155	115	40	115	113	12/31/2018
46628FAN1	3,928	3,793	135	3,793	3,974	12/31/2018

Total			$285

Securities lending transactions

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral as a liability.

All collateral is received in the form of cash, unrestricted and maintained in a separate custody account. Collateral is invested in cash equivalents or short-term investments during the agreement period. The Company monitors the fair value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice. Substantially all of the Company’s securities loaned were placed with large banks.

The fair value of the Company’s cash collateral received in connection with its securities lending program was $157 million and $69 million as of December 31, 2019 and 2018, respectively.

The following table summarizes the Company’s reinvested cash collateral in connection with its securities lending program as of December 31:

(in thousands)	2019		2018

	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$58,888	$58,889	$36,224	$36,222
30 days or less	99,349	99,336	33,207	33,206

Total collateral reinvested	$158,237	$158,225	$69,431	$69,428

The maturity dates of the liability (collateral to be returned) did not match the invested assets. The invested assets are short-term investments that can easily be liquidated on demand to match the liability. All the collateral the Company has accepted under its securities lending program is permitted, by contract or custom, to be sold or repledged. None of the securities lending transactions the Company has entered into extend beyond a year.

Restricted assets

Restricted assets (including pledged) consisted of the following as of December 31:

($ in thousands)	2019
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$68,817	$88,463	$157,280	2.5%	2.5%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	5,292	(2,038)	3,254	0.1	0.1
On deposit with states	1,988	(11)	1,977	-	-
Collateral pledged for derivatives	61	198	259	-	-

Total restricted assets	$76,158	$86,612	$162,770	2.6%	2.6%

16

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

($ in thousands)	2018
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$59,067	$9,750	$68,817	1.1%	1.1%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	4,239	1,053	5,292	0.1	0.1
On deposit with states	2,001	(13)	1,988	-	-
Collateral pledged for derivatives	290	(229)	61	-	-

Total restricted assets	$65,597	$10,561	$76,158	1.2%	1.2%

For letter stock or securities restricted as to sale excluding FHLB capital stock, the nature of restriction is contractual and it is restricted from sale for the duration of the investment.

The following table summarizes collateral received and reflected as assets within the Company’s General Account financial statements as of December 31:

(in thousands)	2019
Collateral assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$156,889	$156,889	2.7%	2.7%
Securities lending	391	391	-	-

Total collateral assets	$157,280	$157,280	2.7%	2.7%

	2018
Collateral assets	BACV	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$67,096	$67,096	1.2%	1.2%
Securities lending	1,721	1,721	-	-

Total collateral assets	$68,817	$68,817	1.2%	1.2%

The Company’s recognized obligations to return collateral assets (General Account) was $157 million and $69 million as of December 31, 2019 and 2018, respectively and accounted for 3.0% and 1.4% of the Company’s total liabilities as of December 31, 2019 and 2018, respectively.

Prepayment penalty and acceleration fees

The following table provides the number of CUSIPs sold, redeemed or otherwise disposed of and the aggregate amount of investment income generated for bonds, including LBASS, sold, redeemed or otherwise disposed of as a result of a callable feature for the years ended December 31:

($ in thousands)	2019		2018
	General Account	Separate Account	General Account	Separate Account
Number of CUSIPs	129	3	49	2
Aggregate amount of investment income	$6,222	$120	$2,955	$105

4.	Fair Value Measurements

The Company will adopt revised disclosure requirements for SSAP No. 100R, Fair Value (“SSAP No. 100R”) as detailed in Statutory Accounting Principles Working Group maintenance agenda item #2018-36 on January 1, 2020, when Financial Accounting Standards Board Accounting Standards Update 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement is adopted.

Fair value is defined, per SSAP No. 100R, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SSAP No. 100R identified three valuation techniques which are used, either independently or in combination, to determine fair value: (1) market approach; (2) income approach; and (3) cost approach. SSAP No. 100R also contains guidance about observable and unobservable inputs, which are assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels: 1, 2 and 3. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Certain assets are measured utilizing net asset value (“NAV”) as a practical expedient to determine fair value.

17

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company’s processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third-party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1)

Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company’s use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2)

Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The following tables summarize the Company’s assets and liabilities measured and reported at fair value in the Statements of Financial Position as of December 31:

(in thousands)
		2019
Description for each class of asset or liability		(Level 1)		(Level 2)		(Level 3)		NAV		Total
Assets at fair value
Bonds
SVO-identified investments	$	106,624	$	-	$	-	$	-	$	106,624

Common stocks
Industrial and miscellaneous		117,896		-		5,893		671		124,460
Mutual funds		40,675		-		-		-		40,675

Total common stocks		158,571		-		5,893		671		165,135

Cash equivalents
Money market mutual funds		124,763		-		-		-		124,763

Derivative assets
Equity and index contracts		-		5,232		-		-		5,232
Foreign currency contracts		-		771		-		-		771
Interest rate contracts		-		-		44		-		44

Total derivative assets		-		6,003		44		-		6,047

Separate Accounts assets		265,546		123,964		15,125		-		404,635

Total assets at fair value	$	655,504	$	129,967	$	21,062	$	671	$	807,204

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$	-	$	(2,833)	$	-	$	-	$	(2,833)
Foreign currency contracts		-		(88)		-		-		(88)

Total derivative liabilities		-		(2,921)		-		-		(2,921)

Total liabilities at fair value	$	-	$	(2,921)	$	-	$	-	$	(2,921)

18

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)
		2018
Description for each class of asset or liability		(Level 1)		(Level 2)		(Level 3)		NAV		Total
Assets at fair value
Bonds
SVO-identified investments	$	19,576	$	-	$	-	$	-	$	19,576

Common stocks
Industrial and miscellaneous		72,600		63		9,594		1,235		83,492
Mutual funds		79,901		-		-		-		79,901

Total common stocks		152,501		63		9,594		1,235		163,393

Cash equivalents
Money market mutual funds		50,353		-		-		-		50,353

Derivative assets
Equity and index contracts		-		556		-		-		556
Foreign currency contracts		-		684		-		-		684
Interest rate contracts		-		-		327		-		327

Total derivative assets		-		1,240		327		-		1,567

Separate Accounts assets		241,710		137,693		20,133		-		399,536

Total assets at fair value	$	464,140	$	138,996	$	30,054	$	1,235	$	634,425

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$	-	$	(178)	$	-	$	-	$	(178)
Foreign currency contracts		-		(14)		-		-		(14)

Total derivative liabilities		-		(192)		-		-		(192)

Total liabilities at fair value	$	-	$	(192)	$	-	$	-	$	(192)

Investments in certain common stock measured and reported at NAV in the Statements of Financial Position and presented in the table are generally not redeemable with the issuing corporation and cannot be sold without approval of the managing members. Distributions of income are usually received from the sale of the common stock or the liquidation of the underlying asset or assets of the issuing corporation over the life of these investments, typically 3-7 years. The Company had no commitments to invest in these investments over their remaining lives.

There were no transfers between Level 1 and Level 2 during 2019 or 2018.

Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. Transfers between level categorizations may also occur due to changes in the valuation source, including situations where a fair value quote is not provided by the Company’s independent third-party valuation service provider resulting in the price becoming stale or replaced with a broker quote whose inputs have not been corroborated to be market observable. This situation will result in the transfer of a security into Level 3. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Listed below is a summary of the significant valuation techniques for assets and liabilities measured and reported at fair value.

Level 2 measurements

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

Derivatives - Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active. Over-the-counter derivatives, including foreign currency forward contracts, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, currency rates and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Separate Accounts - MGA products may be supported by corporate bonds, including those that are privately placed, RMBS, ABS and cash equivalents. The primary inputs to the valuation for public corporate bonds and cash equivalents include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Privately placed corporate bonds are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The primary inputs to the valuation for RMBS and ABS include quoted prices

19

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

Level 3 measurements

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

Derivatives - Interest rate cap agreements are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

Separate Accounts - MGA products are supported by mortgage loans. The fair value of mortgage loans on real estate is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics using similar types of properties as collateral.

The following tables present the rollforward of Level 3 assets and liabilities measured and reported at fair value:

(in thousands)
Description		Beginning balance as of 01/01/2019		Transfers into Level 3		Transfers out of Level 3		Total gains and (losses) included in net income		Total gains and (losses) included in surplus
Perpetual preferred stocks
Industrial and miscellaneous	$	-	$	-	$	-	$	-	$	-

Common stocks
Industrial and miscellaneous		9,594		-		(16)		5,680		(2,655)

Separate Accounts assets		20,133		-		-		(14)		555

Derivatives, net		327		-		-		52		(216)

Total assets and liabilities	$	30,054	$	-	$	(16)	$	5,718	$	(2,316)

(continued)
Description		Purchases		Issuances		Sales		Settlements		Ending balance as of 12/31/2019
Perpetual preferred stocks
Industrial and miscellaneous	$	-	$	-	$	-	$	-	$	-

Common stocks
Industrial and miscellaneous		582		-		(7,292)		-		5,893

Separate Accounts assets		4,600		-		-		(10,149)		15,125

Derivatives, net		18		-		-		(137)		44

Total assets and liabilities	$	5,200	$	-	$	(7,292)	$	(10,286)	$	21,062

(in thousands)
Description		Beginning balance as of 01/01/2018		Transfers into Level 3		Transfers out of Level 3		Total gains and (losses) included in net income		Total gains and (losses) included in surplus
Perpetual preferred stocks
Industrial and miscellaneous	$	1,163	$	-	$	(1,163)	$	-	$	-

Common stocks
Industrial and miscellaneous		5,996		-		(1,542)		(5)		2,698

Separate Accounts assets		15,789		-		-		14		(649)

Derivatives, net		286		-		-		(212)		260

Total assets and liabilities	$	23,234	$	-	$	(2,705)	$	(203)	$	2,309

20

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(continued) (in thousands) Description		Purchases		Issuances		Sales		Settlements		Ending balance as of 12/31/2018
Perpetual preferred stocks
Industrial and miscellaneous	$	-	$	-	$	-	$	-	$	-

Common stocks
Industrial and miscellaneous		4,110		-		(1,663)		-		9,594

Separate Accounts assets		5,000		-		-		(21)		20,133

Derivatives, net		66		-		-		(73)		327

Total assets and liabilities	$	9,176	$	-	$	(1,663)	$	(94)	$	30,054

There were no transfers into Level 3 in 2019 or 2018. Transfers out of Level 3 during 2019 included situations where the primary inputs to the valuation of a price quote were not market observable in the prior period and a fair value quote became available from the Company’s independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant. Transfers out of Level 3 during 2018 included securities measured at lower of cost or market and reported at cost in 2018, and fair value in 2017. Transfers out of Level 3 during 2018 were also the result of assets utilizing NAV as a practical expedient to determine fair value.

Presented below are the aggregate fair value estimates and admitted values of financial instruments as of December 31. The Company was able to estimate the fair value of all its financial instruments in 2019 and 2018.

Financial assets

(in thousands)		2019
Type of Financial Instrument		Aggregate Fair Value		Admitted Assets		(Level 1)		(Level 2)		(Level 3)		NAV
Bonds:
Other than LBASS	$	4,305,679	$	3,908,132	$	108,874	$	4,157,945	$	38,860	$	-
LBASS		95,080		88,707		-		87,753		7,327		-
Preferred stocks		11,051		10,562		-		9,529		1,522		-
Common stocks		165,135		165,135		158,571		-		5,893		671
Mortgage loans on real estate		749,129		718,901		-		-		749,129		-
Cash equivalents		223,708		223,721		124,763		98,945		-		-
Derivatives		6,047		6,047		-		6,003		44		-
Other invested assets:
Unaffiliated surplus notes		8,522		6,192		-		8,522		-		-
Securities lending reinvested collateral		391		391		-		391		-		-
Separate Accounts		404,635		404,635		265,546		123,964		15,125		-

		2018
Type of Financial Instrument		Aggregate Fair Value		Admitted Assets		(Level 1)		(Level 2)		(Level 3)		NAV
Bonds:
Other than LBASS	$	4,248,527	$	4,099,290	$	55,875	$	4,164,953	$	27,699	$	-
LBASS		147,949		143,533		-		136,876		11,073		-
Preferred stocks		10,964		10,542		-		9,631		1,333		-
Common stocks		163,393		163,393		152,501		63		9,594		1,235
Mortgage loans on real estate		679,874		676,175		-		-		679,874		-
Cash equivalents		86,827		86,828		50,353		36,474		-		-
Derivatives		1,568		1,567		1		1,240		327		-
Other invested assets:
Unaffiliated surplus notes		7,806		6,192		-		7,806		-		-
Securities lending reinvested collateral		1,721		1,721		-		1,721		-		-
Separate Accounts		399,536		399,536		241,710		137,693		20,133		-

The fair value of bonds in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of publicly traded bonds in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Non-publicly traded bonds in Level 2 are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The fair value of municipal bonds in Level 3 not rated by third-party credit rating agencies, but receiving an NAIC designation is based on quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. The fair value of corporate bonds Level 3 is primarily based on non-binding broker quotes

21

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

where the inputs have not been corroborated to be market observable. Other inputs for corporate bonds include an interest rate yield curve, as well published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer. The fair value of LBASS in Level 2 is primarily based on valuation models utilizing quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads to determine fair value. Certain LBASS in Level 2 are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. The fair value of LBASS in Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of perpetual preferred stocks in Level 2 is based on quoted prices or quoted net asset values for identical or similar assets in markets that are not active. The primary inputs to the valuation for redeemable preferred stocks in Level 2 include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads. The fair value of preferred stocks in Level 3 is based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of common stocks in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of common stocks in Levels 2 and 3 is based the valuation methods described earlier in this note. Certain unaffiliated private common stocks carried at fair value, which do not have readily determinable fair values, and are investments in investment companies that measure their assets at fair value on a recurring basis, are reported utilizing NAV as a practical expedient and are excluded from the fair value hierarchy.

The fair value of mortgage loans on real estate in Level 3 is based on discounted contractual cash flows, or if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral.

The fair value of cash equivalents in Level 1 is based on unadjusted quoted prices or daily quoted net asset values for identical assets in active markets the Company can access. The fair value of cash equivalents in Level 2 is based on quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of free-standing exchange listed derivatives in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of derivatives in Levels 2 and 3 is based on the valuation methods described earlier in this note.

The fair value of unaffiliated surplus notes in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of reinvested collateral from securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of the assets of the Separate Account in Level 1 is based on actively traded mutual funds that have daily quoted net asset values that are readily determinable for identical assets the Company can access. The fair value of the assets of the Separate Accounts in Levels 2 and 3 is based on the valuation methods described earlier in this note.

Financial liabilities

Presented below are the aggregate fair value estimates and statement values of financial instruments as of December 31:

(in thousands)	2019
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$391,518	$329,905	$-	$-	$391,518	$-
Securities lending collateral	157,280	157,280	-	157,280	-	-
Derivatives	2,921	2,921	-	2,921	-	-

	2018
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$435,259	$359,937	$-	$-	$435,259	$-
Securities lending collateral	68,817	68,817	-	68,817	-	-
Derivatives	192	192	-	192	-	-

The fair value of the liability for deposit-type contracts is generally based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company’s own credit risk. Immediate annuities without life contingencies are valued at the present value of future benefits using current market-based implied interest rates and reflect the Company’s own credit risk. Fixed annuities are valued at the account value less surrender charges.

The fair value of the liabilities for collateral related to securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of free-standing exchange listed derivatives in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of derivatives in Level 2 is based on the valuation methods described earlier in this note.

Derivative financial instruments

Derivative financial instruments utilized by the Company during 2019 and 2018 included foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. The Company uses derivatives for risk reduction. Risk reduction activity is focused

22

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations and foreign currency fluctuations. All of the Company’s derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis. The Company does not use derivatives for speculative purposes.

The following tables summarize the notional amount, fair value and statement value of the Company’s derivative financial instruments, including those with off-balance-sheet risk as of December 31:

(in thousands)	2019
	Notional Amount		Fair Value			Statement Value
	Assets	Liabilities	Assets		Liabilities	Assets	Liabilities
Swaps	$15,079	$2,905	$771	$	(88)	$771	$(88)
Futures	-	162	-		-	-	-
Options	54,718	40,995	5,276		(2,833)	5,276	(2,833)

Total	$69,797	$44,062	$6,047	$	(2,921)	$6,047	$(2,921)

	2018
	Notional Amount		Fair Value			Statement Value
	Assets	Liabilities	Assets		Liabilities	Assets	Liabilities
Swaps	$14,926	$1,165	$684	$	(14)	$684	$(14)
Futures	124	-	1		-	-	-
Options	47,348	33,001	883		(178)	883	(178)

Total	$62,398	$34,166	$1,568	$	(192)	$1,567	$(192)

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements.

The following table summarizes the credit exposure on the Company’s outstanding over-the-counter contracts as of December 31:

(in thousands)	2019	2018
Swaps	$696	$670
Options	44	327

Total	$740	$997

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company’s senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

Counterparty credit exposure represents the Company’s potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the statement value of over-the-counter derivative contracts with a positive statement value at the reporting date.

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges, which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

Swaps

Foreign currency forward contracts involve the future exchange or delivery of foreign currencies based on terms negotiated at the inception of the contract which are settled at the end of the contract. They are primarily used to reduce foreign currency risk associated with holding foreign currency denominated investments. Cash settlement is required when the contract matures. The amount of cash exchanged is based on the difference between the specified rate on the date the contract was entered into (contract rate) compared to the actual rate on the settlement date. On the settlement date, the Company will either pay or receive cash equal to the difference between the contract rate and the actual rate multiplied by the specified notional amount. The change in the fair value of open foreign currency forward contracts is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision, until closed (e.g. terminated or settled). If the contract was hedging coupon payments of a bond, any gains and losses at closing are reported in net investment income. If the contract was hedging the original principal of a bond or the bond the Company was hedging is sold, any gains and losses at closing are reported in realized capital gains or losses. These contracts receive non-hedge accounting treatment.

Futures

The Company utilizes equity index futures contracts. Futures contracts are defined as commitments to buy or sell designated financial instruments based on specified prices, yields or indices. Futures contracts provide returns at specified or optional dates based upon a specified index applied to a notional amount. The Company utilizes equity index futures contracts to hedge the equity exposure contained in equity

23

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

indexed life product contracts that offer equity returns to contractholders. Daily cash settlement of variation margins is required for futures contracts and is based on the changes in daily prices. The final settlement of equity index futures contracts is always in cash. Daily cash settlements of margin gains or losses for futures contracts receiving fair value hedge accounting treatment are reported in net investment income. The daily cash settlements of margin gains and losses for futures contracts that receive non-hedge accounting treatment and have terminated are reported in net realized capital gains or losses. The daily cash settlements of margin gains and losses for open futures contracts that receive non-hedge accounting treatment are reported as net unrealized capital gains and losses within unassigned surplus and used in the calculation of the AVR provision. Futures contracts receive either fair value hedge accounting treatment or non-hedge accounting treatment, depending on the strategy.

Options

Interest rate cap agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. These agreements are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. Typically a premium is paid to the counterparty at the inception of a contract. Cash is received based on the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to the notional amount. Premiums paid are reported as derivative assets. Periodic settlements received are reported as net investment income. The change in the fair value of open agreements is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision. If an agreement is terminated prior to its expiration date, gains or losses are reported in net realized capital gains or losses. For certain interest rate cap agreements whose premiums are payable in installments, the initial interest rate cap agreement asset is equal to the initial premium payment plus the sum of the remaining premium installments payable. Interest rate cap agreements receive non-hedge accounting treatment.

Index option contracts provide returns at specified or optional dates based on a specified equity index applied to the option’s notional amount. When the Company purchases and writes (sells) option contracts at specific prices, a premium is calculated for the right, but not the obligation, to buy/sell the value of an underlying index at a stated price on or before the expiration date of the option. The amount of premium calculated is based on the number of contracts purchased/sold, the specified price and the maturity date of the contract. Premiums are paid or received in cash at either the inception of the purchase/sale of the contract or throughout the life of the contract depending on the agreement with the counterparties and brokers. If the option is exercised, the Company receives/pays cash equal to the product of the number of contracts and the specified price in the contract (strike price). Purchased and written put and call index option contracts are cash settled upon exercise. If the options are not exercised, then no additional cash is exchanged when the contract expires. Premiums incurred when purchasing option contracts are reported as a derivative asset and premiums received when writing option contracts are reported as a derivative liability. Purchased and written option contracts used for replication purposes.

The Company purchases and writes option contracts to hedge the equity exposure contained in equity indexed life product contracts that offer equity returns to contractholders. The purchased and written option contracts are accounted for as fair value hedges. The change in the fair value of purchased/written option contracts is reported as net investment income, with an adjustment to derivative assets/liabilities. The gain or loss on the cash settled exercise of a purchased/written index option contract is reported in net investment income. If the purchased/written option contract expires without being exercised, the premiums paid/received are reported in net investment income and the corresponding asset/liability previously recorded is reversed. The Company entered into option contracts which required the payment/receipt of premiums at either the inception of the contract or throughout the life of the contract, depending on the agreement with the counterparties and brokers.

In general, the collateral pledged by the Company is in the custody of a counterparty or an exchange. However, the Company has access to this collateral at any time, subject to replacement. For certain exchange traded derivatives, margin deposits are required as well as daily cash settlements of margin accounts. As of December 31, 2019, the Company pledged securities with fair values of $291 thousand in the form of margin deposits. As of December 31, 2018, the Company pledged cash of $61 thousand in the form of margin deposits.

The Company pledges or obtains collateral for over-the-counter derivative transactions when certain predetermined exposure limits are exceeded. As of December 31, 2019 and 2018, counterparties pledged $831 thousand and $970 thousand, respectively, of cash collateral to the Company. As of December 31, 2019 and 2018, the Company did not pledge collateral to counterparties.

Off-balance-sheet financial instruments

The contractual amounts of off-balance-sheet financial instruments as of December 31 were as follows:

(in thousands)	2019	2018
Commitments to invest in limited partnership interests	$127,514	$153,719
Private placement commitments	15,000	-
Other loan commitments	13,000	10,000

The contractual amounts represent the amount at risk if the contract was fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless.

Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business.

Private placement commitments represent commitments to purchase private placement debt and private equity securities at a future date. The Company enters into these agreements in the normal course of business.

24

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Commitments have either fixed or varying expiration dates or other termination clauses.

5.	Income Taxes

The components of the net DTA (DTL) were as follows as of December 31:

(in thousands)	2019			2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross DTAs	$94,210	$2,415	$96,625	$86,089	$4,284	$90,373	$8,121	$(1,869)	$6,252
Valuation allowance	-	-	-	-	-	-	-	-	-

Adjusted gross DTAs	$94,210	$2,415	$96,625	$86,089	$4,284	$90,373	$8,121	$(1,869)	$6,252
DTAs nonadmitted	17,801	-	17,801	-	-	-	17,801	-	17,801

Subtotal – net admitted DTA	$76,409	$2,415	$78,824	$86,089	$4,284	$90,373	$(9,680)	$(1,869)	$(11,549)
DTLs	47,970	1,256	49,226	67,769	1,064	68,833	(19,799)	192	(19,607)

Net admitted DTA/(net DTL)	$28,439	$1,159	$29,598	$18,320	$3,220	$21,540	$10,119	$(2,061)	$8,058

The amount of adjusted gross DTAs admitted under each component of SSAP No. 101 was as follows as of December 31:

(in thousands)	2019
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$1,159	$1,159
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	28,439	-	28,439
Adjusted gross DTAs expected to be realized following the balance sheet date	28,439	-	28,439
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	87,685
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	47,970	1,256	49,226

DTAs admitted as the result of application of SSAP No. 101, total	$76,409	$2,415	$78,824

	2018
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$3,220	$3,220
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	19,835	-	19,835
Adjusted gross DTAs expected to be realized following the balance sheet date	19,835	-	19,835
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	95,390
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	66,254	1,064	67,318

DTAs admitted as the result of application of SSAP No. 101, total	$86,089	$4,284	$90,373

	Change
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$(2,061)	$(2,061)
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	8,604	-	8,604
Adjusted gross DTAs expected to be realized following the balance sheet date	8,604	-	8,604
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	(7,705)
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	(18,284)	192	(18,092)

DTAs admitted as the result of application of SSAP No. 101, total	$(9,680)	$(1,869)	$(11,549)

The Company’s risk based capital level used to determine the amount of DTAs admitted was as follows as of December 31:

($ in thousands)	2019	2018
Ratio percentage used to determine recovery period and threshold limitation amount.	685.9%	760.9%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$609,711	$640,261

The impact of tax-planning strategies on adjusted gross and net admitted DTAs was as follows as of December 31:

($ in thousands)	2019		2018		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
Determination of adjusted gross deferred tax assets and net admitted deferred tax assets, by tax character as a percentage.
Adjusted gross DTAs amount	$94,210	$2,415	$86,089	$4,284	$8,121	$(1,869)
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax-planning strategies	4.75%	-%	-%	-%	4.75%	-%
Net admitted adjusted gross DTAs amount	$76,409	$2,415	$86,089	$4,284	$(9,680)	$(1,869)
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax-planning strategies	4.04%	-%	-%	-%	4.04%	-%

The Company’s tax planning strategies does include the use of reinsurance.

25

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a policyholder surplus account. The balance in this account as of December 31, 2017 of $389 thousand will result in federal income taxes payable of $82 thousand. Pursuant to the Tax Cuts and Jobs Act of 2017 (“Tax Legislation”) enacted December 22, 2017, this tax will be paid ratably over the next eight taxable years.

The tax effects of temporary differences that gave rise to significant portions of DTAs and DTLs were as follows as of December 31:

(in thousands)	2019	2018	Change
DTAs
Ordinary
Policyholder reserves	$74,121	$64,479	$9,642
Investments	2,890	5,335	(2,445)
Deferred acquisition costs	16,361	14,982	1,379
Receivables – nonadmitted	813	1,268	(455)
Other	25	25	-

Subtotal	$94,210	$86,089	$8,121

Nonadmitted	$17,801	$-	$17,801

Admitted ordinary DTAs	$76,409	$86,089	$(9,680)

Capital
Investments	$2,131	$4,172	$(2,041)
Unrealized losses	284	112	172

Subtotal	$2,415	$4,284	$(1,869)

Admitted capital DTAs	$2,415	$4,284	$(1,869)

Admitted DTAs	$78,824	$90,373	$(11,549)

DTLs
Ordinary
Investments	$3,856	$1,141	$2,715
Policyholder reserves	15,759	18,344	(2,585)
Prepaid commissions	481	584	(103)
Deferred premium asset	-	209	(209)
Other	3	3	-

Subtotal	$20,099	$20,281	$(182)

Capital
Investments	$-	$22,996	$(22,996)
Unrealized gains	29,127	25,556	3,571

Subtotal	$29,127	$48,552	$(19,425)

DTLs	$49,226	$68,833	$(19,607)

Net DTAs/DTLs	$29,598	$21,540	$8,058

The change in net deferred income tax comprises the following as of December 31 (this analysis is exclusive of nonadmitted assets, as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statements of Changes in Capital and Surplus):

(in thousands)	2019	2018	Change
Total DTAs	$96,625	$90,373	$6,252
Total DTLs	49,226	68,833	(19,607)

Net DTAs (DTLs)	$47,399	$21,540	25,859

Tax effect of unrealized gains (losses)			3,399

Change in net deferred income tax			29,258
Tax effect of nonadmitted assets			455
Adjustment of prior year tax liabilities			1,788

Change in net deferred income tax relating to the provision			$31,501

26

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)	2018	2017	Change
Total DTAs	$90,373	$80,535	$9,838
Total DTLs	68,833	59,754	9,079

Net DTAs (DTLs)	$21,540	$20,781	759

Tax effect of unrealized gains (losses)			(5,956)

Change in net deferred income tax			(5,197)
Tax effect of nonadmitted assets			(1)
Adjustment of prior year tax liabilities			-

Change in net deferred income tax relating to the provision			$(5,198)

The provision for incurred income taxes for the years ended December 31, was:

(in thousands)	2019	2018	Change
Current Income Tax
Federal	$26,390	$5,320	$21,070
Federal income tax on net capital gains	3,957	731	3,226

Federal and foreign income taxes incurred	$30,347	$6,051	$24,296

The provision for federal income taxes incurred was different from that which would have been obtained by applying the statutory federal income tax rate to income before taxes. The items causing this difference were as follows as of December 31:

($ in thousands)	2019	Effective Tax Rate	2018	Effective Tax Rate
Provision computed at statutory rate	$(336)	21.0%	$15,202	21.0%
IMR amortization	(674)	42.1	(1,222)	(1.7)
Dividend received deduction	(238)	14.8	(305)	(0.4)
Non-deductibles	146	(9.1)	110	0.2
Tax credits	(32)	2.0	(39)	(0.1)
Prior year true-up	(30)	1.9	(2,507)	(3.4)
Other	10	(0.6)	10	-
Change in net deferred income taxes	31,501	(1,966.4)	(5,198)	(7.2)

Total statutory income taxes	$30,347	(1,894.3)%	$6,051	8.4%

As of December 31, 2019, capital gain income taxes incurred by the Company in 2019, 2018 and 2017 of $31 million, $9 million and $15 million, respectively, will be available for recoupment in the event of future net capital losses.

The Company joins the Corporation and its 74 domestic subsidiaries in the filing of a consolidated federal income tax return. The consolidated group has elected under Internal Revenue Code Section 1552(a)(2) to allocate the consolidated federal income tax liability based on each member’s federal income tax liability computed on a separate return basis, except all tax benefits resulting from operating losses and tax credits are allocated to the Company to the extent they can be utilized in the consolidated return.

6.	Information Concerning Parent, Subsidiaries and Affiliates

Related party transactions

The Company reported the following as receivables from affiliates as of December 31:

(in thousands)	2019	2018
Allstate Financial Services, LLC (“AFS”)	$191	$251
Allstate Assurance Company	42	-
Intramerica Life Insurance Company	5	6
Allstate Distributors, LLC	-	1

Total	$238	$258

The Company also reported the following as payable to affiliates as of December 31:

(in thousands)	2019	2018
ALIC	$1,844	$2,484
AIC	1,332	1,379
Allstate Investments, LLC (“AILLC”)	817	1,018
American Heritage Life Insurance Company	481	622
Corporation	6	1

Total	$4,480	$5,504

Intercompany receivable and payable balances are evaluated on an individual company basis. Net intercompany balances less than $1 million and those equal to or greater than $1 million are generally settled quarterly and monthly, respectively, with one exception. Net intercompany balances with AFS are settled monthly regardless of dollar amount.

27

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Related party commitments

Surety bonds issued by AIC

The Company issued structured settlement annuities (“SSAs”), a type of immediate annuity, in 2013 and prior at prices determined using interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC.

In most cases, these annuities were issued under a “qualified assignment”, whereby Allstate Assignment Company and prior to July 1, 2001 Allstate Settlement Corporation (“ASC”), both wholly-owned subsidiaries of ALIC, purchased annuities from the Company. Effective March 22, 2013, the Company no longer offers SSAs. AIC issued surety bonds to indemnify the payment of structured settlement benefits assigned to ASC from both AIC and unaffiliated parties, and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July 1, 2001, AIC no longer issues surety bonds to indemnify the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001. Reserves recorded by the Company for annuity payments that are indemnified by ALIC or the surety bonds of AIC were $2.04 billion and $2.05 billion as of December 31, 2019 and 2018, respectively.

Significant related party agreements

The Company is a party to the New York Insurer Supplement to Amended and Restated Service and Expense Agreement (the “Agreement”) between the Corporation and certain of its affiliated insurance companies pursuant to which AIC provides access to a variety of services, including the utilization of shared bank accounts for cash collections and disbursements in certain situations. The Agreement provides for cost sharing and allocation of operating expense among the parties.

The Company is a party to the Investment Advisory Agreement and Amendment to Service Agreement with AILLC whereby AILLC provides investment management services.

The Company has a reinsurance agreement with ALIC, reinsuring various life and accidental death benefits on specified individual policy forms issued by the Company. Life policies are reinsured on a yearly renewable term basis.

The Company, ALIC and The Bank of New York (“BONY”) entered into a credit for reinsurance trust agreement (“Reinsurance Trust”) effective December 23, 2019, with ALIC as grantor, the Company as beneficiary and BONY as trustee. ALIC established the Reinsurance Trust under the provisions of 11 CRR-NY 126 of New York Codes, Rules and Regulations (New York Regulation 114) for the benefit of the Company. The assets held under the Reinsurance Trust amounted to $1.45 billion as of December 31, 2019.

The Company is a party to a federal income tax allocation agreement with the Corporation.

7.	Company Benefit Plans

The Company utilizes the services of AIC employees. AIC and the Corporation provide various benefits, including defined benefit pension plans, certain health care and life insurance benefits for certain eligible employees, retired employees and employee-agents and participation in The Allstate 401(k) Savings Plan. The Company was allocated its share of the costs associated with these benefits in accordance with the Agreement. The Company’s allocated share of these benefits was $2 million and $1 million in 2019 and 2018, respectively. In addition, certain AIC employees also participate in a share-based payment plan, The Allstate Corporation 2019 Equity Incentive Plan that amended and restated the 2013 Equity Incentive Plan. Currently, awards of nonqualified stock options, restricted stock units, and performance stock awards are granted to certain employees of AIC. The Company is allocated expenses associated with the costs, determined at the individual participant level. The Company’s allocated share of these costs was $1 million and $2 million in 2019 and 2018, respectively. Contractually, the Company’s obligations are limited to its share of the allocated service costs.

8.	Capital and Surplus

Capital stock

The Company had 100,000 common shares authorized, issued and outstanding as of December 31, 2019 and 2018. All common shares had a par value of $25 per share.

Unassigned surplus

The components contributing to the cumulative increase or (reduction) of unassigned surplus as of December 31 were as follows:

(in thousands)	2019	2018
Nonadmitted assets	$(21,672)	$(6,118)
AVR	(145,134)	(122,319)
Net unrealized capital gains (losses) less capital gains tax	106,665	93,879

28

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Dividend restrictions

The ability of the Company to pay dividends is generally dependent on business conditions, income, cash requirements, and other relevant factors. This amount is formula driven based on net income and capital and surplus, as well as the timing and amounts of dividends paid in the preceding twelve months as specified by New York insurance law. Any dividend must be paid out of unassigned surplus and cannot result in capital and surplus being less than the minimum amount required by law. Dividends are not cumulative. As of December 31, 2019, the Company cannot declare or pay dividends without the prior approval of the NYDFS because of its negative net gain from operations in 2019.

9.	Liabilities, Contingencies and Assessments

Contingent commitments

Refer to Note 4, Fair Value Measurements – Off-balance-sheet financial instruments, for information regarding contingent commitments to invest.

Guaranty fund assessments

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company’s policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile’s statutory definition of insolvency and the amount of the loss is reasonably estimable. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2019 and 2018, the Company had accrued $762 thousand and $756 thousand, respectively, for future guaranty fund assessments, and $763 thousand and $757 thousand, respectively, for the related premium tax offset expected to be received. The period over which assessments are expected to be paid varies. Premium tax offsets are realized on a straight-line basis over the period allowed by each individual state once the guaranty fund assessment has been paid. The Company did not recognize an impairment loss on the premium tax offsets in 2019 or 2018.

Reconciliations of assets recognized from paid and accrued premium tax offsets and policy surcharges were as follows:

(in thousands)	2019	2018
Assets recognized from paid and accrued premium tax offsets and policy surcharges as of prior year end	$1,136	$3,619

Decreases during the year:
Premium tax offset applied	224	2,484

Increases during the year:
Policy surcharges collected/accrued	7	1

Assets recognized from paid and accrued premium tax offsets and policy surcharges as of current year end	$919	$1,136

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2019:

($ in thousands)
Discount rate applied	4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

	Guaranty fund assessment		Related assets
Name of the insolvency	Undiscounted	Discounted	Undiscounted	Discounted
American Network Insurance Company	$2	$1	$1	$1
Penn Treaty Network America Insurance Company	5	3	5	3

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years

American Network Insurance Company	36	23-59	52	32	23-59	52
Penn Treaty Network America Insurance Company	41	41-68	54	37	41-68	54

29

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2018:

($ in thousands)
Discount rate applied	4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

	Guaranty fund assessment		Related assets
Name of the insolvency	Undiscounted	Discounted	Undiscounted	Discounted
American Network Insurance Company	$2	$1	$1	$1
Penn Treaty Network America Insurance Company	6	3	5	3

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years
American Network Insurance Company	43	15-60	51	38	15-60	52
Penn Treaty Network America Insurance Company	44	42-69	57	39	42-69	57

10.	Sale, Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

Transfer and servicing of financial assets

The Company’s business activities included securities lending programs with third parties, mostly large banks. As of December 31, 2019 and 2018, bonds and common stocks within the General Account with fair values of $152 million and $67 million, respectively, were on loan under these agreements. The Company did not have securities lending transactions within the Separate Accounts as of December 31, 2019 or 2018. Securities lent were either specifically identified by the lending bank or segregated into a separate custody account.

Wash sales

In the course of managing the investment portfolio, securities may be sold and reacquired within 30 days of the sale date in order to enhance the portfolio’s yield.

In December 2019, the NAIC adopted guidance which clarified that only investments that meet the definition of a wash sale in accordance with SSAP No. 103R, Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that crosses reporting periods are subject to disclosure. Prior to December 2019 reporting, wash sales that were within the same reporting period were also disclosed.

The details of securities with an NAIC designation of 3 or below, and those without an NAIC designation, which were sold during the years ended December 31, 2018 and reacquired within 30 days of the sale date were as follows:

($ in thousands)	2018
Description	NAIC Designation	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gain (Loss)
Bonds	3	-	$-	$-	$-
Bonds	4	-	-	-	-
Bonds	5	-	-	-	-
Common stocks		11	6,847	7,970	1,024

30

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

11.	Reinsurance

The estimated amount of the aggregate reduction in surplus, for agreements other than those under which the reinsurer may unilaterally cancel for reasons other than for nonpayment of premium or other similar credits, of termination of all reinsurance agreements, by either party, was $1 million as of December 31, 2019 and 2018.

The effects of reinsurance on premiums and annuity considerations, and benefits for the years ended December 31 were as follows:

(in thousands)	2019	2018
Premiums and annuity considerations
Direct	$220,163	$217,125
Assumed	612	591
Ceded:
ALIC	(6,412)	(5,405)
Non-affiliates	(15,335)	(15,947)

Total ceded	(21,747)	(21,352)

Premiums and annuity considerations, net of reinsurance	$199,028	$196,364

(in thousands)	2019	2018
Benefits
Direct	$498,431	$530,267
Assumed	562	599
Ceded:
ALIC	(4,161)	(83)
Non-affiliates	(51,979)	(56,645)

Total ceded	(56,140)	(56,728)

Benefits, net of reinsurance	$442,853	$474,138

Reserve credits taken for all reinsurance agreements were $1.54 billion and $353 million as of December 31, 2019 and 2018, respectively.

Reinsurance Agreement with ALIC

The Company has an agreement where via a reinsurance treaty it cedes reinvestment related risk on certain SSAs to its parent, ALIC. Under the terms of the agreement, if the fixed income book yield on the portion of the Company’s investment portfolio that supports SSAs’ liabilities falls below the average statutory rate, ALIC will pay a benefit. In return, the Company pays a premium to ALIC that is based on and varies with the aggregate statutory reserve balance of the SSAs. The Company paid premium related to the reinsurance treaty to ALIC of $4 million and $3 million in 2019 and 2018, respectively. The Company received benefits of $2 million from ALIC in 2019; no benefits were received in 2018.

12.	Direct Premium Written/Produced by Managing General Agents/Third-Party Administrators (“TPAs”)

The aggregate amount of direct premiums written/produced by managing general agents/TPAs was $5 million for the years ended December 31, 2019 and 2018, which was less than 5% of the Company’s surplus.

31

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

13.	Analysis of Annuity Actuarial Reserves and Deposit-Type Liabilities by Withdrawal Characteristics

Withdrawal characteristics of annuity reserves and deposit-type contracts and other liabilities without life or disability contingencies were as follows as of December 31:

($ in thousands)	2019
	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
INDIVIDUAL ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$2,785	$149,321	$-	$152,106	3.4%
b. At book value less current surrender charge of 5% or more	1,430	-	-	1,430	-
c. At fair value	2,153	-	157,383	159,536	3.6

d. Total with market value adjustment or at fair value (total of a through c)	6,368	149,321	157,383	313,072	7.0
e. At book value without adjustment (minimal or no charge or adjustment)	977,893	2,883	-	980,776	21.9
(2) Not subject to discretionary withdrawal	3,182,323	-	4,546	3,186,869	71.1

(3) Total (gross: direct + assumed)	4,166,584	152,204	161,929	4,480,717	100.0%

(4) Reinsurance ceded	1,262,164	-	-	1,262,164

(5) Total (net) (3) – (4)	$2,904,420	$152,204	$161,929	$3,218,553

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$1,134	$-	$-	$1,134

GROUP ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$29,486	$-	$-	$29,486	8.2%
b. At book value less current surrender charge of 5% or more	662	-	-	662	0.2
c. At fair value	-	-	86,114	86,114	24.0

d. Total with market value adjustment or at fair value (total of a through c)	30,148	-	86,114	116,262	32.4
e. At book value without adjustment (minimal or no charge or adjustment)	223,559	-	-	223,559	62.3
(2) Not subject to discretionary withdrawal	17,545	-	1,397	18,942	5.3

(3) Total (gross: direct + assumed)	271,252	-	87,511	358,763	100.0%

(4) Reinsurance ceded	98,186	-	-	98,186

(5) Total (net) (3) – (4)	$173,066	$-	$87,511	$260,577

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$258	$-	$-	$258

DESPOSIT-TYPE CONTRACTS (no life contingencies):
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$-	$-	$-	$-	-%
b. At book value less current surrender charge of 5% or more	-	-	-	-	-
c. At fair value	42	-	-	42	-

d. Total with market value adjustment or at fair value (total of a through c)	42	-	-	42	-
e. At book value without adjustment (minimal or no charge or adjustment)	13,109	-	-	13,109	3.8
(2) Not subject to discretionary withdrawal	329,849	-	-	329,849	96.2

(3) Total (gross: direct + assumed)	343,000	-	-	343,000	100.0%

(4) Reinsurance ceded	-	-	-	-

(5) Total (net) (3) – (4)	$343,000	$-	$-	$343,000

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$-	$-	$-	$-

32

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

($ in thousands)	2018
	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With market fair value adjustment	$33,938	$153,311	$-	$187,249	4.6%
At book value less current surrender charge of 5% or more	3,618	-	-	3,618	0.1
At fair value	2,593	-	223,224	225,817	5.5

Total with market value adjustment or at fair value	40,149	153,311	223,224	416,684	10.2
At book value without adjustment (minimal or no charge or adjustment)	1,323,272	3,213	-	1,326,485	32.3
Not subject to discretionary withdrawal	2,357,206	-	4,891	2,362,097	57.5

Total (gross: direct + assumed)	3,720,627	156,524	228,115	4,105,266	100.0%

Reinsurance ceded	167,893	-	-	167,893

Total (net)	$3,552,734	$156,524	$228,115	$3,937,373

Reconciliation of total annuity actuarial reserves and deposit fund liabilities was as follows as of December 31:

(in thousands)	2019	2018

Life & Accident & Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)	$3,077,486	$3,181,964
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1	343,000	370,770

Subtotal	3,420,486	3,552,734
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2	401,644	384,639

Combined Total	$3,822,130	$3,937,373

14.	Analysis of Life Actuarial Reserves by Withdrawal Characteristics

Withdrawal characteristics of life actuarial reserves were as follows as of December 31:

(in thousands)	2019

	General Account			Separate Account – Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$-	$145	$145	$-	$-	$-
Universal life	424,180	420,895	432,729	-	-	-
Universal life with secondary guarantees	263,915	184,035	483,104	-	-	-
Indexed universal life with secondary guarantees	43,845	21,389	43,431	-	-	-
Variable universal life	1,850	1,604	2,404	15,769	14,918	15,477
Miscellaneous reserves	-	56,715	83,223	-	-	-
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	414,986	XXX	XXX	-
Accidental death benefits	XXX	XXX	85	XXX	XXX	-
Disability – Active lives	XXX	XXX	765	XXX	XXX	-
Disability – Disabled lives	XXX	XXX	14,651	XXX	XXX	-
Miscellaneous reserves	XXX	XXX	54,819	XXX	XXX	-

Total (gross: direct + assumed)	733,790	684,783	1,530,342	15,769	14,918	15,477
Reinsurance ceded	-	-	180,001	-	-	-

Total (net)	$733,790	$684,783	$1,350,341	$15,769	$14,918	$15,477

33

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)
Reconciliation of total life actuarial reserves was as follows as of December 31:

2019
Life & Accident & Health Annual Statement:
Exhibit 5, Life Insurance Section, Total (net)	$1,281,272
Exhibit 5, Accidental Death Benefits Section, Total (net)	85
Exhibit 5, Disability – Active Lives Section, Total (net)	764
Exhibit 5, Disability – Disabled Lives Section, Total (net)	14,560
Exhibit 5, Miscellaneous Reserves Section, Total (net)	53,660

Subtotal	1,350,341

Separate Accounts Annual Statement:
Exhibit 3, Line 0199999, Column 2	15,477

Combined total	$1,365,818

15.	Premiums and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations, net of reinsurance, as of December 31 were as follows:

(in thousands)	2019		2018
Type	Gross	Net of Loading	Gross	Net of Loading
Ordinary new business	$1,430	$433	$3,188	$914
Ordinary renewal	22,720	29,329	21,501	27,967

Total	$24,150	$29,762	$24,689	$28,881

16.	Separate Accounts

The Company’s Separate Accounts were attributed to the following products/transactions as of December 31:

(in thousands)	2019		2018
Product/transaction	Legally insulated assets	Separate Account Assets (Not legally insulated)	Legally insulated assets	Separate Account Assets (Not legally insulated)
Variable annuity contracts	$249,776	$-	$228,542	$-
Variable life policies	15,770	-	13,168	-
MGA	-	139,089	-	157,826

Total	$265,546	$139,089	$241,710	$157,826

Separate Accounts held by the Company are for variable annuity contracts, variable life policies and MGA contracts. The assets and liabilities of variable annuity contracts and variable life policies are recorded as assets and liabilities of the Separate Accounts and are legally insulated from the General Account, excluding any purchase payments or transfers directed by the contractholder to earn a fixed rate of return which are included in the Company’s General Account assets. The legal insulation of the Separate Accounts assets prevents such assets from being generally available to satisfy claims resulting from the General Account. Separate Accounts which contain variable annuity and variable life business are unit investment trusts and registered with the Securities and Exchange Commission (“SEC”). As of December 31, 2019 and 2018, all assets of the Separate Accounts that support the variable annuity and variable life business were legally insulated. Variable annuity and variable life business allow the contractholder to accumulate funds within a variety of portfolios, at rates which depend upon the return achieved from the types of investments chosen. The net investment experience of the Separate Accounts is credited directly to the contractholder and can be favorable or unfavorable. The assets of each portfolio are held separately from the other portfolios and each has distinct investment objectives and policies. Absent any contract provision wherein the Company provides a guarantee, the contractholders of the variable annuity and variable life products bear the investment risk that the Separate Account’s funds may not meet their stated investment objectives. Variable annuity and variable life business is included in the Nonguaranteed Separate Accounts column of the following tables.

The assets and liabilities of MGA contracts are also recorded as assets and liabilities of the Separate Accounts, however, they are not legally insulated from the General Account. MGA products are non-unitized products, most of which are not registered with the SEC. The Separate Account for MGA products provides the opportunity for the contractholder to invest in one or any combination of up to ten interest rate guarantee periods. Amounts withdrawn from the contract in excess of the free withdrawal amount are subject to market value adjustments. MGA business is included in the Nonindexed Guarantee Less than/equal to 4% or the Nonindexed Guarantees More than 4% column of the following tables.

Some of the Separate Account liabilities are guaranteed by the General Account. To compensate the General Account for the risk taken on variable annuity products, the Separate Accounts paid risk charges of $559 thousand and $618 thousand in 2019 and 2018, respectively. The amount paid by the General Account for Separate Account guarantees for variable annuity products was $197 thousand and $110 thousand in 2019 and 2018, respectively.

In connection with the disposal of the Company’s variable annuity business to Prudential Insurance Company of America (“Prudential”), there is a modified coinsurance reinsurance agreement under which the Separate Account assets and liabilities remain in the Company’s Statements of Financial Position, but the related results of operations are fully reinsured to Prudential and presented net of reinsurance in the Statements of

34

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Operations. In contrast, assets supporting General Account liabilities, including the future rights and obligations related to benefit guarantees and fixed rate of return fund investments, have been transferred to Prudential under the coinsurance reinsurance provisions. The reinsurance agreements do not contain limits or indemnifications with regard to the insurance risk transfer, and transferred all of the future risks and responsibilities for performance in the underlying variable annuity contracts to Prudential, including those related to benefit guarantees and fixed rate of return fund investments, in accordance with SSAP No. 61R. The Separate Accounts balances related to the modified coinsurance reinsurance were $249 million and $228 million as of December 31, 2019 and 2018, respectively. The General Account liability balances reinsured to Prudential under the coinsurance reinsurance were $164 million and $168 million as of December 31, 2019 and 2018, respectively, and consisted of the liabilities for fixed rate of return fund investments and benefit guarantees.

Information regarding the Company’s Separate Accounts as of December 31 was as follows:

(in thousands)	2019
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%		Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/19	$-	$-		$1,979	$1,979

Reserves as of December 31, 2019
For accounts with assets at:
Fair value	$152,204	$-	$	` 264,917	$417,121
Amortized cost	-	-		-	-

Total reserves	$152,204	$-		$264,917	$417,121

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$149,321	$-		$-	$149,321
At book value without market value adjustment and with current surrender charge of 5% or more	-	-		-	-
At fair value	-	-		258,973	258,973
At book value without market value adjustment and with current surrender charge less than 5%	2,883	-		-	2,883

Subtotal	152,204	-		258,973	411,177
Not subject to discretionary withdrawal	-	-		5,944	5,944

Total	$152,204	$-		$264,917	$417,121

Reserves for asset default risk in lieu of AVR	N/A	N/A		N/A	N/A

	2018
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%		Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/18	$-	$-		$2,096	$2,096

Reserves as of December 31, 2018
For accounts with assets at:
Fair value	$156,524	$-		$240,982	$397,506
Amortized cost	-	-		-	-

Total reserves	$156,524	$-		$240,982	$397,506

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$153,311	$-		$-	$153,311
At book value without market value adjustment and with current surrender charge of 5% or more	-	-		-	-
At fair value	-	-		236,091	236,091
At book value without market value adjustment and with current surrender charge less than 5%	3,213	-		-	3,213

Subtotal	156,524	-		236,091	392,615
Not subject to discretionary withdrawal	-	-		4,891	4,891

Total	$156,524	$-		$240,982	$397,506

Reserves for asset default risk in lieu of AVR	N/A	N/A		N/A	N/A

35

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Reconciliation of net transfers to or (from) the Separate Accounts for the years ended December 31 was as follows:

(in thousands)		2019		2018
Transfers as reported in the Summary of Operations of the Separate Accounts Statement
Transfers to Separate Accounts	$	1,979	$	2,096
Transfers from Separate Accounts		46,281		68,568

Net transfers to (from) Separate Accounts		(44,302)		(66,472)

Reconciling adjustments		-		-

Transfers as reported in the Statements of Operations	$	(44,302)	$	(66,472)

17.	Other Items

Balances reasonably possible to be uncollectible

Agents’ balances receivable are 100% nonadmitted after the establishment of a valuation allowance. The allowance balance for admitted agents’ balances receivable was $4 million and $161 thousand as of December 31, 2019 and 2018, respectively.

Scottish Re (U.S.), Inc. (“SRUS”)

The parent of SRUS, Scottish Holdings, Inc. and their parent, collectively referred to as SHI, filed U.S. Chapter 11 proceedings on January 28, 2018. During 2018, a stock purchase agreement was executed between SHI and Hildene Re Holdings LLC for the purchase of SHI. The sale did not occur in 2018 and SRUS did not file the statutory statements for December 31, 2018 or later.

On December 14, 2018, the Delaware Insurance Commissioner placed SRUS under regulatory supervision. On March 6, 2019, the Chancery Court of the State of Delaware entered a Rehabilitation and Injunction Order in response to a petition filed by the Insurance Commissioner (the “Petition”). Pursuant to the Petition, it is expected that SRUS will submit a Plan of Rehabilitation. ALIC, on behalf of itself and its affiliates including the Company, joined in a joint motion filed on behalf of several affected parties asking the court to allow a specified amount of offsetting claim payments and losses against premiums remitted to SRUS. The Company and ALIC also filed a separate motion related to the reimbursement of claim payments where SRUS is also acting as administrator. The court has not yet ruled on either of these motions. In the interim, the Company and several other affected parties have been permitted to exercise certain setoff rights while the parties address any potential disputes.

The Company’s reinsurance reserve credit and paid claims recoverable with SRUS, net of the allowance for uncollectible reinsurance of $34 thousand and net of nonadmitted recoverables for paid claims of $15 thousand, were $443 thousand as of December 31, 2019. The Company’s reinsurance reserve credit and recoverables with SRUS were $552 thousand as of December 31, 2018. The Company continues to monitor SRUS for future developments and will reevaluate its allowance for uncollectible amounts as new information becomes available.

Participating policies

For 2019 and 2018, the Company recognized direct premiums related to life participating policies of $48 thousand and $101 thousand, respectively. In both 2019 and 2018, these amounts represented less than one-half of one percent of total life premiums and annuity considerations earned. The Company uses accrual accounting to record policyholder dividends on participating policies. The Company paid dividends of $43 thousand and $123 thousand in 2019 and 2018, respectively, to participating policyholders and did not allocate additional income. All of the Company’s accident and health contracts were nonparticipating as of December 31, 2019 and 2018.

Amount of insurance for gross premium less than net premiums

As of December 31, 2019 and 2018, the Company had $1.85 billion and $2.01 billion, respectively, of insurance in force for which the gross premiums were less than the net premiums according to the standards of valuation set by the State of New York. Reserves to cover the above insurance totaled $52 million and $54 million as of December 31, 2019 and 2018, respectively.

Other reserve changes for life and annuity contracts

In 2019, the Company’s aggregate reserves for life and annuity contracts were increased by other reserve changes of $52 million. Other reserve changes in 2019 were as follows:

(in thousands)	2019
Item	Ordinary Life Insurance
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$51,523

Total	$51,523

36

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

In 2018, the Company’s aggregate reserves for life and annuity contracts were decreased by other reserve changes of $817 thousand. Other reserve changes in 2018 were as follows:

(in thousands)		2018
Item		Ordinary Life Insurance
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$	(817)

Total	$	(817)

18.	Events Subsequent

The Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods and social distancing, have caused material disruption to businesses globally resulting in increased unemployment, a potential recession and increased economic uncertainty.

Depending on its length and severity, the Coronavirus and the related containment actions may significantly affect the Company’s results of operations, financial condition and liquidity, including sales of new policies, life insurance mortality and hospital and outpatient claim costs, annuity reserves, lower investment valuations and returns and increases in credit risk. In addition, the actions may impact the Company’s operations.

The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers to mitigate health risks create significant uncertainty. The Company will continue to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its impact to the Company’s operations, but the effects could be material and may continue, emerge or accelerate into 2021.

An evaluation of subsequent events was made through May 19, 2020, the date the audited statutory-basis financial statements were available to be issued. There were no other significant subsequent events requiring adjustment to or disclosure in the statutory-basis financial statements.

* * * * * *

37

ALLSTATE LIFE INSURANCE COMPANY OF

NEW YORK

Statutory-basis Financial Statements as of June 30,

2021 (unaudited) and December 31, 2020 and for the

Six Months Ended June 30, 2021 and 2020

(unaudited).

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

 JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020

(in thousands except par value and number of shares)	June 30, 2021	December 31, 2020
ADMITTED ASSETS
Bonds (fair value: $4,914,698 and $4,788,589)	$4,415,100	$4,175,040
Preferred stocks (fair value: $1,848 and $2,236)	1,848	1,796
Common stocks (cost: $117,769 and $170,915)	162,702	249,205
Mortgage loans on real estate	534,362	616,560
Cash, cash equivalents and short-term investments	53,050	130,453
Contract loans	36,724	37,280
Derivatives	7,889	8,469
Other invested assets	359,366	342,484
Receivables for securities	29,606	206
Securities lending reinvested collateral assets	-	1,414

Subtotals, cash and invested assets	5,600,647	5,562,907

Investment income due and accrued	44,413	44,801
Premiums and considerations	26,980	29,609
Reinsurance recoverables and other reinsurance receivables	8,283	5,060
Net deferred tax asset	31,873	32,760
Guaranty funds receivable or on deposit	909	908
Advanced benefits	4,664	6,421
Other assets	2,627	3,454
From Separate Accounts, Segregated Accounts and Protected Cell Accounts	423,113	423,762

Total	$6,143,509	$6,109,682

LIABILITIES
Aggregate reserve for life and accident and health contracts	$4,511,844	$4,536,404
Liability for deposit-type contracts	295,465	314,658
Contract claims	22,232	18,556
Interest maintenance reserve	11,644	13,515
Transfers to Separate Accounts due or accrued (net)	10,568	8,570
Current federal and foreign income taxes	12,973	34
Asset valuation reserve	143,327	137,711
Payable to parent, subsidiaries and affiliates	4,188	4,674
Payable for securities	43,388	-
Payable for securities lending	2,273	76,033
Reserve for uncashed checks	6,907	6,710
Other liabilities	10,855	13,204
From Separate Accounts Statement	423,113	423,762

Total liabilities	5,498,777	5,553,831

CAPITAL AND SURPLUS
Common capital stock ($25 par value; 100,000 shares authorized, issued and outstanding)	2,500	2,500
Gross paid in and contributed surplus	131,253	131,253
Unassigned funds (surplus)	510,979	422,098

Total capital and surplus	644,732	555,851

Total	$6,143,509	$6,109,682

 See notes to statutory-basis financial statements (unaudited).

1

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF OPERATIONS (UNAUDITED)

 SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(in thousands)	June 30, 2021	June 30, 2020
Premiums and annuity considerations for life and accident and health contracts	$83,871	$84,222
Net investment income	126,866	137,224
Amortization of interest maintenance reserve	2,734	2,524
Commissions and expense allowances on reinsurance ceded	1,149	1,057
Reserve adjustments on reinsurance ceded	(24,064)	(10,429)
Miscellaneous income	966	133

Total	191,522	214,731

Death benefits	51,403	54,127
Annuity benefits	68,365	77,030
Disability benefits and benefits under accident and health contracts	6,575	6,168
Surrender benefits and withdrawals for life contracts	42,059	44,983
Interest and adjustments on contracts or deposit-type contract funds	7,842	8,825
Increase (decrease) in aggregate reserves for life and accident and health contracts	(24,560)	72,368
Commissions on premiums, annuity considerations, and deposit-type contract funds	5,482	5,292
General insurance expenses	13,618	14,920
Insurance taxes, licenses and fees, excluding federal income taxes	3,234	3,509
(Increase) decrease in loading on deferred and uncollected premiums	73	146
Net transfers to or (from) Separate Accounts net of reinsurance	(28,024)	(17,240)
Other expenses	158	66

Total	146,225	270,194

Net income (loss) from operations after dividends to policyholders and before federal income taxes and realized capital gains or (losses)	45,297	(55,463)
Federal and foreign income taxes incurred (excluding tax on capital gains)	7,742	8,618

Net income (loss) from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)	37,555	(64,081)
Net realized capital gains (losses) less capital gains tax of $12,581 and $(4,620)	47,327	(17,379)

Net income (loss)	$84,882	$(81,460)

 See notes to statutory-basis financial statements (unaudited).

2

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021 AND 2020

(in thousands)	2021	2020
Capital and surplus, December 31, prior year	$555,851	$614,167
Net income (loss)	84,882	(81,460)
Change in net unrealized capital gains (losses)	9,581	(42,547)
Change in net unrealized foreign exchange capital gains (losses)	(1,777)	369
Change in net deferred income tax	(1,278)	21,134
Change in nonadmitted assets	3,089	(28,119)
Change in asset valuation reserve	(5,616)	50,357

Capital and surplus, June 30	$644,732	$533,901

 See notes to statutory-basis financial statements (unaudited).

3

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF CASH FLOWS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021 AND 2020

(in thousands)
Cash from operations	June 30, 2021	June 30, 2020
Premiums collected net of reinsurance	$86,608	$85,196
Net investment income	120,168	118,502
Miscellaneous income	49	(1,439)

Total	206,825	202,259

Benefits and loss related payments	190,741	195,968
Net transfers to Separate, Segregated Accounts and Protected Cell Accounts	(30,022)	(5,656)
Commissions, expenses paid and aggregate write-ins for deductions	22,550	25,159
Dividends paid to policyholders	17	2
Federal and foreign income taxes paid (recovered)	7,612	65

Total	190,898	215,538

Net cash from (used in) operations	15,927	(13,279)

Cash from investments
Proceeds from investments sold, matured or repaid	539,112	747,084
Cost of investments acquired (long-term only)	533,213	703,709
Net increase or (decrease) in contract loans and premium notes	(523)	(52)

Net cash from investments	6,422	43,427

Cash from financing and miscellaneous sources
Net deposits on deposit-type contracts and other insurance liabilities	(27,008)	(24,747)
Other cash provided (applied)	(72,744)	(40,945)

Net cash used in financing and miscellaneous sources	(99,752)	(65,692)

Reconciliation of cash, cash equivalents and short-term investments
Net change in cash, cash equivalents and short-term investments	(77,403)	(35,544)
Cash, cash equivalents and short-term investments, beginning of year	130,453	220,888

Cash, cash equivalents and short-term investments, end of period	$53,050	$185,344

Supplemental disclosures for non-cash transactions
Change in payable for securities acquired	$43,388	$3,731
Portfolio investments exchanged	37,459	41,592
Change in receivable for securities sold	29,399	150,125
Reinvestment of non-cash distributions from other invested assets	2,159	822
Income from other invested assets	383	11,120
Stock dividends received	5	8
Stock distributions - return of capital	5	1

 See notes to statutory-basis financial statements (unaudited).

4

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

1.	General

Allstate Life Insurance Company of New York (the “Company”), an insurance company domiciled in New York, is a wholly owned subsidiary of Allstate Life Insurance Company (“ALIC”), an insurance company domiciled in the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company (“AIC”), which is a wholly owned subsidiary of Allstate Insurance Holdings, LLC (“AIH”), a Delaware limited liability company. AIH is a wholly owned subsidiary of The Allstate Corporation (“the Corporation”).

The Company offers traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company serves customers through Allstate exclusive agents and exclusive financial specialists, as well as workplace enrolling independent agents and benefits brokers. The Company previously offered and continues to have in force deferred fixed annuities and immediate fixed annuities. The Company also previously offered variable annuities which are reinsured.

2.	Summary of Significant Accounting Policies

Basis of presentation

The Company prepares its financial statements in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (“NYDFS”). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The State of New York requires its domestic insurance companies to prepare financial statements in conformity with the NAIC Accounting Practices and Procedures Manual (“APPM”), which includes all Statements of Statutory Accounting Principles (“SSAPs”), subject to any deviations prescribed or permitted by the NYDFS.

The NYDFS has adopted certain prescribed accounting practices that differ from those found in the APPM that are applicable to the Company. Specifically, the calculation of deferred premium assets includes the establishment of a prepaid reinsurance premium asset in accordance with New York Regulation 172. SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance (“SSAP No. 61R”), requires the deferred premium asset to be reduced by the proportionate amount attributable to reinsurance.

The NYDFS has prescribed in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations that the Company presents in Exhibit 5 of the Annual Statement asset adequacy reserves before consideration of the reinsurance treaty described in Note 17, which are not required per SSAP No. 51, Life Contracts, and SSAP No. 61R.

A reconciliation of the Company’s net income and capital and surplus between statutory accounting principles (“SAP”) per the APPM and practices prescribed or permitted by the NYDFS is shown below:

(in thousands)
	June 30, 2021	June 30, 2020
Net Income
The Company’s state basis	$84,882	$(81,460)
State prescribed practices that increase/(decrease) NAIC SAP:
Premiums	135	80
Commissions and expense allowances on reinsurance ceded	71	118
Increase in loading on deferred and uncollected premium	814	715
Increase in aggregate reserves for asset/liability analysis (net)	-	-
State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$83,862	$(82,373)

Surplus
The Company’s state basis	$644,732	$533,901
State prescribed practices that increase/(decrease) NAIC SAP:
Deferred premium assets	(8,681)	(8,975)
Aggregate write-ins (Reinsurance balances recoverable)	2,327	2,374
Increase in aggregate reserves for asset/liability analysis (net)	-	-
State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$651,086	$540,502

If the Company had not used the New York prescribed practice, a risk-based capital regulatory event would not have been triggered.

5

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Investments

Loan-backed and structured securities (“LBASS”) with an NAIC designation of 1 through 5 are reported at amortized cost using the effective yield method. LBASS with an NAIC designation of 6 are reported at the lower of amortized cost or fair value, with the difference reflected in unassigned surplus as an unrealized capital loss. In general, LBASS utilize a multi-step process for determining carrying value and NAIC designation in accordance with SSAP No. 43R, Loan-backed and Structured Securities. For LBASS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is recalculated on a prospective basis.

As of June 30, 2021, perpetual preferred stocks are reported at fair value as the Company adopted SSAP No. 32R, Preferred Stock. As of December 31, 2020, perpetual preferred stocks are reported at fair value or the lower of cost or fair value depending on the assigned NAIC designation. For preferred stocks reported at fair value, the differences between amortized cost or cost and fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

All other significant accounting policies are described in Note 2 in the year end 2020 audited statutory-basis financial statements.

3.	Investments

Fair values

The following table summarizes the statement value, gross unrealized gains, gross unrealized losses and fair value of the Company’s bonds and SVO-identified investments, excluding bonds that have been written down to fair value:

(in thousands)		Gross Unrealized Gains	Gross Unrealized Losses
June 30, 2021	Statement Value			Fair Value
Industrial and miscellaneous	$3,754,867	$372,084	$(17,155)	$4,109,796
U.S. special revenue	297,143	94,972	-	392,115
U.S. governments	223,728	3,203	(283)	226,648
U.S. political subdivisions	99,426	25,745	-	125,171
States, territories and possessions	37,688	20,933	-	58,621
Hybrid securities	2,248	110	(11)	2,347

Total bonds	$4,415,100	$517,047	$(17,449)	$4,914,698

December 31, 2020	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,562,629	$460,008	$(3,731)	$4,018,906
U.S. special revenue	299,084	102,112	-	401,196
U.S. governments	176,118	5,122	-	181,240
U.S. political subdivisions	98,764	27,351	-	126,115
States, territories and possessions	37,697	22,592	-	60,289
Hybrid securities	748	95	-	843

Total bonds	$4,175,040	$617,280	$(3,731)	$4,788,589

Unrealized losses

Unrealized losses are calculated as the difference between amortized cost and fair value for the Company’s investment securities, including securities written down to fair value. They result from declines in fair value below amortized cost for bonds, including LBASS, or cost for common and preferred stocks, and are evaluated for OTTI. Every security with unrealized losses was included in the portfolio monitoring process.

The following tables summarize the fair value and gross unrealized losses of bonds, LBASS, common and preferred stocks by the length of time individual securities have been in a continuous unrealized loss position:

(in thousands)	June 30, 2021
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$604,665	$(16,757)	$11,247	$(1,110)	$(17,867)
LBASS	-	-	-	-	-
Common stocks	634	(772)	-	-	(772)
Preferred stocks	-	-	-	-	-

Total	$605,299	$(17,529)	$11,247	$(1,110)	$(18,639)

6

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

	December 31, 2020
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$136,122	$(2,602)	$20,134	$(982)	$(3,584)
LBASS	7,064	(162)	-	-	(162)
Common stocks	489	(771)	-	-	(771)
Preferred stocks	-	-	422	(78)	(78)

Total	$143,675	$(3,535)	$20,556	$(1,060)	$(4,595)

The following table summarizes the gross unrealized losses by unrealized loss position and credit quality as of June 30, 2021.

(in thousands)	Investment Grade	Below Investment Grade	Total
Bonds, including LBASS with unrealized loss position less than 20% of amortized cost (1)(2)	$(15,531)	$(1,203)	$(16,734)
Bonds with unrealized loss position greater than or equal to 20% of amortized cost (3)(4)	-	(1,133)	(1,133)

Total unrealized losses	$(15,531)	$(2,336)	$(17,867)

(1)	Below investment grade bonds included $1.2 million that had been in an unrealized loss position for less than twelve months.
(2)

Related to bonds, including LBASS with an unrealized loss position less than 20% of amortized cost, the degree of which suggested that these securities did not pose a high risk of being other-than-temporarily impaired.

(3)	All the below investment grade bonds had been in an unrealized loss position for a period of twelve or more consecutive months.
(4)

Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contract obligations.

Investment grade is defined as a security having an NAIC designation of 1 or 2, a rating of Aaa, Aa, A or Baa from Moody’s, a rating of AAA, AA, A or BBB from S&P Global Ratings, a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities were principally related to an increase in market yields which may include increased risk-free interest rates or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

LBASS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities’ positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of: (1) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (2) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread.

Unrealized losses on common stocks were primarily related to temporary equity market fluctuations of securities that are expected to recover.

As of June 30, 2021, the Company had not made a decision to sell and it was not more likely than not the Company would be required to sell bonds, including LBASS, with unrealized losses before recovery of the amortized cost basis. As of June 30, 2021, the Company had the intent and ability to hold LBASS and common stocks with unrealized losses for a period of time sufficient for them to recover.

Scheduled maturities

The scheduled maturities for bonds, cash equivalents and short-term investments were as follows as of June 30, 2021:

(in thousands)	Statement Value	Fair Value
Due in one year or less	$323,605	$330,870
Due after one year through five years	1,276,917	1,363,403
Due after five years through ten years	1,692,826	1,840,663
Due after ten years	1,145,749	1,403,775

Total	$4,439,097	$4,938,711

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers.

7

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Net realized capital gains and losses

Net realized capital gains and losses from investment securities including calls consisted of the following:

(in thousands)
Six months ended June 30, 2021	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$1,576	$335	$1,241
Preferred stocks	55	-	55
Common stocks	69,552	9,845	59,707
Cash and cash equivalents	5	89	(84)
Short-term investments	-	-	-
Derivatives	242	255	(13)
Other invested assets	130	36	94

	$71,560	$10,560	61,000

Capital gain tax expense			(12,810)
Transferred to IMR			(863)

Total			$47,327

(in thousands)
Six months ended June 30, 2020	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$11,620	$3,649	$7,971
Preferred stocks	1	122	(121)
Common stocks	2,261	18,278	(16,017)
Cash and cash equivalents	9	114	(105)
Short-term investments	3	-	3
Derivatives	602	165	437
Other invested assets	8	6,143	(6,135)

	$14,504	$28,471	(13,967)

Capital loss tax benefit			2,933
Transferred to IMR			(6,345)

Total			$(17,379)

Proceeds from sales of bonds, exclusive of calls, maturities and pay downs were $223 million and $251 million for the six months ended June 30, 2021 and 2020, respectively. Gross gains of $229 thousand and $11 million and gross losses of $258 thousand and $3 million, were realized on sales of bonds, exclusive of calls, maturities and pay downs for the six months ended June 30, 2021 and 2020, respectively. In addition, the Company recorded $2 million and $16 million of realized losses due to impaired bonds, preferred stocks, common stocks and limited partnerships for the six months ended June 30, 2021 and 2020, respectively.

Mortgage loans on real estate

The Company’s mortgage loan portfolio consists entirely of commercial mortgage loans, whose current recorded investment was $534 million and $617 million as of June 30, 2021 and December 31, 2020, respectively.

8

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Loan-backed securities

The Company held LBASS as of June 30, 2021 and 2020. Prepayment assumptions for LBASS were obtained from external sources and, if not available, developed internally. The following table presents the aggregate amortized cost of LBASS before recognized OTTI, the amount of OTTI recognized and the fair value of those securities.

(in thousands)	2021			2020
	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value
OTTI recognized 1st Quarter
Intent to sell	$-	$-	$-	$-	$-	$-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	70	1	86

OTTI recognized 2nd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	2,177	266	2,017

Total		$-			$267

None of the Company’s LBASS were other-than-temporarily impaired during the first six months of 2021 as a result of the discounted present value of the cash flows expected to be collected being less than the amortized cost. The following LBASS were other-than-temporarily impaired during the first six months of 2020, as a result of the discounted present value of the cash flows expected to be collected being less than amortized cost.

(in thousands)	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value At Time of OTTI	Date of Financial Statement Where Reported
CUSIP
22545DAG2	$70	$69	$1	$69	$86	03/31/2020
46628FAN1	2,177	1,911	266	1,911	2,017	06/30/2020

Total			$267

Securities lending transactions

The fair value of the Company’s cash collateral received in connection with its securities lending program was $2 million and $76 million as of June 30, 2021 and December 31, 2020, respectively.

The following table summarizes the Company’s reinvested cash collateral in connection with its securities lending program:

(in thousands)	June 30, 2021		December 31, 2020
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$3,394	$3,394	$59,021	$59,021
30 days or less	-	-	-	-
91 to 120 days	-	-	18,094	18,093

Total collateral reinvested	$3,394	$3,394	$77,115	$77,114

9

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Restricted assets

Restricted assets (including pledged) consisted of the following:

($ in thousands)	June 30, 2021
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$76,033	$(73,760)	$2,273	-%	-%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	3,289	(827)	2,462	0.1	0.1
On deposit with states	1,966	(2)	1,964	-	-
Collateral pledged for derivatives	645	(234)	411	-	-

Total restricted assets	$81,933	$(74,823)	$7,110	0.1%	0.1%

	December 31, 2020
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$157,280	$(81,247)	$76,033	1.2%	1.2%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	3,254	35	3,289	0.1	0.1
On deposit with states	1,977	(11)	1,966	-	-
Collateral pledged for derivatives	259	386	645	-	-

Total restricted assets	$162,770	$(80,837)	$81,933	1.3%	1.3%

The following table summarizes collateral received and reflected as assets within the Company’s General Account financial statements:

(in thousands)	June 30, 2021
Collateral assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$2,273	$2,273	-%	-%
Securities lending	-	-	-	-

Total collateral assets	$2,273	$2273	-%	-%

	December 31, 2020
Collateral assets	BACV	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$74,619	$74,619	1.3%	1.3%
Securities lending	1,414	1,414	-	-

Total collateral assets	$76,033	$76,033	1.3%	1.3%

The Company’s obligations to return collateral assets (General Account) was $2 million and $76 million as of June 30, 2021 and December 31, 2020, respectively and accounted for 0% and 1.5% of the Company’s total liabilities as of June 30, 2021 and December 31, 2020, respectively.

4.       Fair Value Measurements

Fair value is defined, per SSAP No. 100R, Fair Value (“SSAP No. 100R”), as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SSAP No. 100R identified three valuation techniques which are used, either independently or in combination, to determine fair value: (1) market approach; (2) income approach; and (3) cost approach. SSAP No. 100R also contains guidance about observable and unobservable inputs, which are assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels: 1, 2 and 3. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Certain assets are measured utilizing net asset value (“NAV”) as a practical expedient to determine fair value.

10

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1)

Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company’s use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2)

Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The following tables summarize the Company’s assets and liabilities measured and reported at fair value in the Statements of Financial Position:

(in thousands)	June 30, 2021
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
Industrial and miscellaneous	$-	$-	$1,599	$-	$1,599

Perpetual preferred stock
Industrial and miscellaneous	-	116	-	1,732	1,848

Common stocks
Industrial and miscellaneous	114,544	6	-	6,599	121,149
Mutual funds	41,553	-	-	-	41,553

Total common stocks	156,097	6	-	6,599	162,702

Cash equivalents
Money market mutual funds	27,116	-	-	-	27,116

Derivative assets
Equity and index contracts	-	7,346	-	-	7,346
Foreign currency contracts	-	475	-	-	475
Interest rate contracts	-	-	68	-	68

Total derivative assets	-	7,821	68	-	7,889

Separate Accounts assets	292,625	119,310	11,178	-	423,113

Total assets at fair value	$475,838	$127,253	$12,845	$8,331	$624,267

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(5,005)	$-	$-	$(5,005)
Foreign currency contracts	-	(324)	-	-	(324)

Total derivative liabilities	-	(5,329)	-	-	(5,329)

Total liabilities at fair value	$-	$(5,329)	$-	$-	$(5,329)

11

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

(in thousands)	December 31, 2020
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
Industrial and miscellaneous	$-	$-	$-	$-	$-
Common stocks
Industrial and miscellaneous	193,156	4	1	6,124	199,285
Mutual funds	49,920	-	-	-	49,920

Total common stocks	243,076	4	1	6,124	249,205

Cash equivalents
Money market mutual funds	69,884	-	-	-	69,884
Derivative assets
Equity and index contracts	-	8,000	-	-	8,000
Foreign currency contracts	-	447	-	-	447
Interest rate contracts	-	-	22	-	22

Total derivative assets	-	8,447	22	-	8,469

Separate Accounts assets	286,750	120,815	16,197	-	423,762

Total assets at fair value	$599,710	$129,266	$16,220	$6,124	$751,320

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(5,411)	$-	$-	$(5,411)
Foreign currency contracts	-	(397)	-	-	(397)

Total derivative liabilities	-	(5,808)	-	-	(5,808)

Total liabilities at fair value	$-	$(5,808)	$-	$-	$(5,808)

Investments in certain common and preferred stocks measured and reported at NAV in the Statements of Financial Position and presented in the table in Part A1 are generally not redeemable with the issuing corporation and cannot be sold without approval of the managing members. Distributions of income are usually received from the sale of the common stock or the liquidation of the underlying asset or assets of the issuing corporation over the life of these investments, typically 3-7 years. The Company had $21 thousand of remaining commitments to invest in these investments over their remaining lives.

The Company consistently follows its policy for determining when transfers between levels are recognized. The policy about the timing of recognizing transfers into Level 3 is the same as that for recognizing transfers out of Level 3.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Listed below is a summary of the significant valuation techniques for assets and liabilities measured and reported at fair value.

Level 2 measurements

Perpetual preferred and common stocks - The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

Derivatives - Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active. Over-the-counter derivatives, including foreign currency forward contracts, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, currency rates and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Separate Accounts – Modified guaranteed annuity (“MGA”) products may be supported by corporate bonds, including those that are privately placed, residential mortgage-backed securities (“RMBS”), asset-backed securities (“ABS”) and cash equivalents. The primary inputs to the valuation for public corporate bonds and cash equivalents include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Privately placed corporate bonds are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The primary inputs to the valuation for RMBS and ABS include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

12

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Level 3 measurements

Bonds - Corporate bonds, including those that are privately placed, are valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs include an interest rate yield curve, as well as published credit spreads for similar assets that incorporate credit quality and industry sector of the issuer.

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

Derivatives - Interest rate cap agreements are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

Separate Accounts - MGA products are supported by mortgage loans. The fair value of mortgage loans on real estate is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics using similar types of properties as collateral.

The following tables present the rollforward of Level 3 assets and liabilities measured and reported at fair value:

(in thousands)
Description	Beginning balance as of 01/01/2021	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus
Bonds
Industrial and miscellaneous	$-	$1,998	$-	$-	$(462)
Common stocks
Industrial and miscellaneous	1	-	-	287	(142)
Separate Accounts assets	16,197	-	-	(22)	78
Derivatives, net	22	-	-	(68)	72

Total assets and liabilities	$16,220	$1,998	$-	$197	$(454)

(continued) (in thousands)
Description	Purchases	Issuances	Sales	Settlements	Ending balance as of 06/30/2021
Bonds
Industrial and miscellaneous	$63	$-	$-	$-	$1,599
Common stocks
Industrial and miscellaneous	920	-	(1,066)	-	-
Separate Accounts assets	-	-	-	(5,075)	11,178
Derivatives, net	43	-	-	(1)	68

Total assets and liabilities	$1,026	$-	$(1,066)	$(5,076)	$12,845

(in thousands)
Description	Beginning balance as of 01/01/2020	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus
Bonds
Industrial and miscellaneous	$-	$-	$-	$-	$-
Common stocks
Industrial and miscellaneous	5,893	-	-	(2)	(266)
Separate Accounts assets	15,125	-	-	21	114
Derivatives, net	44	-	-	10	(20)

Total assets and liabilities	$21,062	$-	$-	$29	$(172)

13

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

(continued) (in thousands)
Description	Purchases	Issuances	Sales	Settlements	Ending balance as of 06/30/2020
Bonds
Industrial and miscellaneous	$-	$-	$-	$-	$-
Common stocks
Industrial and miscellaneous	256	$-	$(254)	$-	$5,627
Separate Accounts assets	6,800	-	-	(97)	21,963
Derivatives, net	8	-	-	(35)	7

Total assets and liabilities	$7,064	$-	$(254)	$(132)	$27,597

Transfers into Level 3 during the first six months of 2021 included securities measured at lower of cost or market and reported at fair value in 2021 and at cost in 2020. There were no transfers into Level 3 during the first six months of 2020. There were no transfers out of Level 3 during the first six months of 2021 or 2020.

Presented below are the aggregate fair value estimates and admitted values of financial instruments. The Company was able to estimate the fair value of all its financial instruments in 2021 and 2020.

Financial assets

(in thousands)	June 30, 2021
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,851,369	$4,356,291	$170,176	$4,659,315	$21,878	$-
LBASS	63,329	58,809	-	53,951	9,378	-
Preferred stocks	1,848	1,848	-	116	-	1,732
Common stocks	162,702	162,702	156,097	6	-	6,599
Mortgage loans on real estate	564,755	534,362	-	-	564,755	-
Cash equivalents	47,115	47,115	47,115	-	-	-
Short-term investments	4,014	3,998	-	4,014	-
Derivatives	7,889	7,889	-	7,821	68	-
Other invested assets:
Unaffiliated surplus notes	10,212	7,591	-	10,212	-	-
Securities lending reinvested collateral	-	-	-	-	-	-
Separate Accounts	423,113	423,113	292,625	119,310	11,178	-

	December 31, 2020
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,719,036	$4,110,700	$102,167	$4,600,139	$16,730	$-
LBASS	69,553	64,340	-	59,466	10,087	-
Preferred stocks	2,236	1,796	-	590	-	1,646
Common stocks	249,205	249,205	243,076	4	1	6,124
Mortgage loans on real estate	644,725	616,560	-	-	644,725	-
Cash equivalents	109,063	109,062	92,383	16,680	-	-
Short-term investments	22,569	22,493	18,497	4,072	-
Derivatives	8,469	8,469	-	8,447	22	-
Other invested assets:
Unaffiliated surplus notes	10,300	7,591	-	10,300	-	-
Securities lending reinvested collateral	1,414	1,414	-	1,414	-	-
Separate Accounts	423,762	423,762	286,750	120,815	16,197	-

The fair value of bonds in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of publicly traded bonds in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Non-publicly traded bonds in Level 2 are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The fair value of municipal bonds in Level 3 not rated by third-party credit rating agencies, but receiving an NAIC designation is based on quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. The fair value of corporate bonds Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs for corporate bonds include an interest rate yield curve, as well published credit spreads for

14

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

similar assets that incorporate the credit quality and industry sector of the issuer. The fair value of LBASS in Level 2 is primarily based on valuation models utilizing quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads to determine fair value. Certain LBASS in Level 2 are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. The fair value of LBASS in Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of perpetual preferred stocks in Level 2 is based on the valuation methods described earlier in this note. Certain preferred stocks, which do not have readily determinable fair values, and are investments in investment companies are measured utilizing NAV as a practical expedient.

The fair value of common stocks in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of common stock in Levels 2 and 3 is based on the valuation methods described earlier in this note. Certain unaffiliated private common stocks carried at fair value, which do not have readily determinable fair values, and are investments in investment companies that measure their assets at fair value on a recurring basis, are reported utilizing NAV as a practical expedient and are excluded from the fair value hierarchy.

The fair value of mortgage loans on real estate in Level 3 is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral.

The fair value of cash equivalents in Level 1 is based on unadjusted quoted prices or daily quoted net asset values for identical assets in active markets the Company can access. The fair value of short-term investments in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of cash equivalents and short-term investments in Level 2 is based on quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of derivatives in Levels 2 and 3 is based on the valuation methods described earlier in this note.

The fair value of unaffiliated surplus notes in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of reinvested collateral from securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of the assets of the Separate Account in Level 1 is based on actively traded mutual funds that have daily quoted net asset values that are readily determinable for identical assets the Company can access. The fair value of the assets of the Separate Accounts in Levels 2 and 3 is based on the valuation methods described earlier in this note.

Financial liabilities

Presented below are the aggregate fair value estimates and statement values of financial instruments:

(in thousands)	June 30, 2021
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$352,787	$284,572	$-	$-	$352,787	$-
Securities lending collateral	2,273	2,273	-	2,273	-	-
Derivatives	5,329	5,329	-	5,329	-	-

	December 31, 2020
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$385,058	$302,732	$-	$-	$385,058	$-
Securities lending collateral	76,033	76,033	-	76,033	-	-
Derivatives	5,808	5,808	-	5,808	-	-

The fair value of the liability for deposit-type contracts in Level 3 is generally based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company’s own credit risk. Immediate annuities without life contingencies are valued at the present value of future benefits using current market-based implied interest rates and reflect the Company’s own credit risk. Fixed annuities are valued at the account value less surrender charges.

The fair value of the liabilities for collateral related to securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of derivatives in Level 2 is based on the valuation methods described earlier in this note.

15

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Off-balance-sheet financial instruments

The contractual amounts of off-balance-sheet financial instruments were as follows:

(in thousands)	June 30, 2021	December 31, 2020
Commitments to invest in limited partnership interests	$87,239	$98,858
Private placement commitments	21	21

5.	Income Taxes

The change in net deferred income tax comprises the following (this analysis is exclusive of nonadmitted assets, as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statements of Changes in Capital and Surplus):

(in thousands)	June 30, 2021	December 31, 2020	Change
Total deferred tax assets (“DTAs”)	$111,120	$117,320	$(6,200)
Total deferred tax liabilities (“DTLs”)	46,523	49,370	(2,847)
Net DTAs (DTLs)	$64,597	$67,950	(3,353)

Tax effect of unrealized gains (losses)			2,075
Change in net deferred income tax			(1,278)
Tax effect of nonadmitted assets			131
Change in net deferred income tax relating to the provision			$(1,147)

	June 30, 2020	December 31, 2019	Change
Total DTAs	$116,319	$96,625	$19,694
Total DTLs	36,574	49,226	(12,652)
Net DTAs (DTLs)	$79,745	$47,399	32,346

Tax effect of unrealized gains (losses)			(11,212)
Change in net deferred income tax			21,134
Tax effect of nonadmitted assets			265
Change in net deferred income tax relating to the provision			$21,399

The provision for incurred income taxes were as follows as of June 30:

(in thousands)		2021		2020		Change
Current Income Tax
Federal	$	7,742	$	8,618	$	(876)
Federal income tax on net capital gains		12,810		(2,933)		15,743

Federal and foreign income taxes incurred	$	20,552	$	5,685	$	14,867

The provision for federal income taxes incurred was different from that which would have been obtained by applying the statutory federal income tax rate to income before taxes. The items causing this difference were as follows as of June 30:

($ in thousands)		2021	Effective Tax Rate		2020	Effective Tax Rate
Provision computed at statutory rate	$	22,322	21.0%	$	(14,580)	21.0%
Other		(623)	(0.6)		(1,134)	1.6
Change in net deferred income taxes		(1,147)	(1.1)		21,399	(30.8)

Total statutory income taxes	$	20,552	(19.3)%	$	5,685	(8.2)%

The Company joins the Corporation and its 144 domestic subsidiaries in the filing of a consolidated federal income tax return. The consolidated group has elected under Internal Revenue Code Section 1552(a)(2) to allocate the consolidated federal income tax liability based on each member’s federal income tax liability computed on a separate return basis, except all tax benefits resulting from operating losses and tax credits are allocated to the Company to the extent they can be utilized in the consolidated return.

6.	Capital and Surplus

Capital stock

The Company had 100,000 common shares authorized, issued and outstanding as of June 30, 2021 and December 31, 2020. All common shares had a par value of $25 per share. Changes to capital stock are further discussed under subsequent event note 10.

16

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Unassigned surplus

The components contributing to the cumulative increase or (reduction) of unassigned surplus were as follows:

(in thousands)	June 30, 2021	December 31, 2020
Nonadmitted assets	$(35,996)	$(39,085)
Asset valuation reserve	(143,327)	(137,711)
Net unrealized capital gains (losses) less capital gains tax	112,249	104,445

7.	Liabilities, Contingencies and Assessments

Contingent commitments

Refer to Note 4, Fair Value Measurements – Off-balance-sheet financial instruments, for information regarding contingent commitments to invest.

8.	Reinsurance

The effects of reinsurance on premiums and annuity considerations, and benefits for the six months ended June 30 were as follows:

(in thousands)	2021	2020
Premiums and annuity considerations
Direct	$92,473	$91,675
Assumed	239	188
Ceded:
ALIC	(2,269)	(2,302)
Non-affiliates	(6,572)	(5,339)

Total ceded	(8,841)	(7,641)

Premiums and annuity considerations, net of reinsurance	$83,871	$84,222

(in thousands)	2021	2020
Benefits
Direct	$230,564	$225,989
Assumed	588	340
Ceded:
ALIC	(17,846)	(9,330)
Non-affiliates	(36,976)	(25,827)

Total ceded	(54,822)	(35,157)

Benefits, net of reinsurance	$176,330	$191,172

Reserve credits taken for all reinsurance agreements were $1.64 billion and $1.65 billion as of June 30, 2021 and December 31, 2020, respectively.

9.	Other Items

Scottish Re (U.S.), Inc. (“SRUS”)

On December 14, 2018, the Delaware Insurance Commissioner placed SRUS under regulatory supervision. On March 6, 2019, the Chancery Court of the State of Delaware entered a Rehabilitation and Injunction Order in response to a petition filed by the Insurance Commissioner.

In 2019, ALIC, on behalf of itself and its affiliates including the Company, joined in a joint motion filed on behalf of several affected parties asking the court to allow a specified amount of offsetting claim payments and losses against premiums remitted to SRUS. The motion was resolved by the implementation of a stipulated offset “protocol” that permits cedents to continue to offset claim payments and losses against premiums subject to certain limitations and reservations of rights by the receiver. The Company and ALIC also filed a separate motion related to the reimbursement of claim payments where SRUS is also acting as administrator. This motion resulted in the receiver’s agreement to refund advances made by the Company to SRUS’ administrator from collected premiums. On June 30, 2020, the receiver filed a proposed Plan of Rehabilitation (“Plan”) for consideration by the Court. Following several months of negotiations and discussions with SRUS’ cedents and retrocessionaires, the receiver filed an amended draft Plan on March 16, 2021. The receiver thereafter informed the Court that they would be revising the Plan further, and on July 26, 2021, the receiver filed an outline of anticipated Plan modifications. A revised Plan has not been filed, and no hearing has been scheduled. However, at the instruction of the Court, the receiver and the stakeholders have negotiated a proposed discovery and briefing schedule that is expected to culminate in a final Plan approval hearing during the first half of 2022. The parties are currently awaiting instruction from the Court on the legal standard that will be applied to the Court’s evaluation of the Plan.

The Company continues to monitor SRUS for future developments and will reevaluate its allowance for uncollectible amounts as new information becomes available.

17

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”)

The Coronavirus resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing and restrictions on large gatherings. These measures have moderated in 2021 as vaccines have become more widely available in the United States. There is no way of predicting with certainty how long the pandemic might last. The Company continues to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the impact to the Company’s operations, but the effects could be material.

10.	Events Subsequent

Sale of the Company

On January 26, 2021, AIC and Allstate Financial Insurance Holdings Corporation (“AFIHC”) entered into a Stock Purchase Agreement with Everlake US Holdings Company (formerly Antelope US Holdings Company), an affiliate of an investment fund associated with The Blackstone Group Inc. to sell ALIC and certain affiliates. On March 29, 2021, ALIC, AIC, Allstate AIH and AFIHC entered into a Stock Purchase Agreement (“ALNY Purchase Agreement”) with Wilton Reassurance Company (“WRAC”) to sell the Company and Intramerica Life Insurance Company, a wholly owned subsidiary of AFIHC. In September 2021, the Company’s Board of Directors authorized up to 175,000 of new shares of common capital stock at a par value of $25 per share. Under the terms of the ALNY Purchase Agreement, immediately prior to the consummation of the sale of the Company, the Company issued 87,936 of the newly authorized shares to AIH in exchange for $660 million. As of September 30, 2021, necessary state regulatory approvals were received and the sale was completed on October 1, 2021, at which time all of the Company’s shares including the newly authorized shares issued to AIH were sold to WRAC, and WRAC became the parent of the Company and Intramerica Life Insurance Company.

Immediately prior to the sale of the Company, the Company entered into a coinsurance agreement with an affiliate, American Heritage Life (“AHL”). Cash and invested assets in the amount of $20 million, net of a ceding commission from AHL of $16 million, were transferred to AHL. Life and accident and health reserves in the amount of $37 million were ceded to AHL under the agreement. In connection with the coinsurance agreement, a trust agreement among the Company, AHL and Bank of New York Mellon as trustee, in the amount of 100% of the statutory reserves ceded was established with assets qualifying under New York Regulation 114. The existence of the trust allows the Company to report a reserve credit in the amount of the ceded reserves.

Also immediately prior to the sale of the Company, the Company entered into a Reinsurance Termination and Recapture Agreement (“RTRA”) with ALIC. Under the RTRA, the Company recaptured approximately $5 million of reserves representing 100% of the business under two existing reinsurance agreements and terminated a third reinsurance agreement related to reinvestment risk. The termination of the reinsurance agreement that ceded reinvestment related risk on certain structured settlement annuities (“SSAs”) to ALIC resulted in reporting $1.30 billion of asset adequacy reserves on Exhibit 5 since the risk is no longer ceded to ALIC. As prescribed by the NYDFS in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations, asset adequacy reserves related to certain SSAs are reported in Exhibit 5. The Company received $9 million in cash in settlement of the RTRA with $4 million related to the recaptured business and $5 million related to the settlement of accrued premiums and benefits upon termination of the reinvestment related agreement. Following the termination of the reinvestment related agreement, the Company, ALIC and The Bank of New York agreed to terminate the Credit for Reinsurance Trust Agreement (“Trust”). The Trust was established for the benefit of the Company in connection with the reinvestment related agreement under the provisions of 11 CRR-NY 126 of New York Codes, Rules and Regulations (New York Regulation 114).

The ALNY Purchase Agreement specified that certain investments be sold or transferred prior to the sale closing. The following investment transactions occurred during the third quarter of 2021 with affiliates as part of meeting this requirement:

•	Preferred stocks, common stocks, mortgage loans and other invested assets with fair values of $285 million were transferred to AIC in exchange for cash;
•	Mortgage loans with fair values of $307 million were transferred to ALIC in exchange for mortgage loans, other invested assets and cash;
•	Cash of $19 million was transferred to AHL in exchange for mortgage loans.

Immediately subsequent to the sale of the Company, the Company entered into a coinsurance funds withheld agreement and ceded life and payout annuity policies to WRAC, its parent. The agreement consisted of an initial settlement to WRAC in the amount of $4.59 billion, inclusive of a ceding commission to be paid by the Company of $183 million. A portion of the initial settlement, in the amount of $4.12 billion, remained in a funds withheld account at the Company. Life and annuity reserves in the amount of $4.38 billion were ceded to WRAC under the agreement.

An evaluation of subsequent events was made through October 29, 2021, the date the unaudited statutory-basis financial statements were available to be issued. There were no other significant subsequent events requiring adjustment to or disclosure in the unaudited statutory-basis financial statements.

* * * * * *

18

Wilton Reassurance Life

Company of New York

Financial Statements—Statutory-Basis as of and

for the Years Ended December 31, 2020, 2019 and 2018,

and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Wilton Reassurance Life Company of New York:

We have audited the accompanying statutory-basis financial statements of Wilton Reassurance Life Company of New York (the “Company”), which comprise the balance sheets—statutory-basis as of December 31, 2020, 2019, and 2018 and the related statements of operations—statutory-basis, changes in capital and surplus—statutory-basis, and cash flows—statutory-basis for the years then ended, and the related notes to the statutory-basis financial statements.

Management’s Responsibility for the Statutory-Basis Financial Statements

Management is responsible for the preparation and fair presentation of these statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services (the “Department”). Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits. We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory-basis financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory-basis financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory-basis financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the statutory-basis financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory-basis financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 1 to the statutory-basis financial statements, the statutory-basis financial statements are prepared by the Company using accounting practices prescribed or permitted by the Department, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the Department.

The effects on the statutory-basis financial statements of the variances between the statutory-basis of accounting described in Note 1 to the statutory-basis financial statements and accounting principles generally accepted in the United States of America are also described in Note 1 to the statutory-basis financial statements.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter discussed in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America paragraph, the statutory-basis financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2020, 2019, and 2018, or the results of its operations or its cash flow for the years then ended.

Opinion on Statutory-Basis of Accounting

In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2020, 2019, and 2018 and the results of its operations and its cash flows for the years then ended, in accordance with the accounting practices prescribed or permitted by the Department as described in Note 1 to the statutory-basis financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York

April 12, 2021

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

BALANCE SHEETS—STATUTORY-BASIS

AS OF DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars, except share amounts)

	2020	2019
ADMITTED ASSETS

Cash and Invested Assets:
Bonds	$682,887	$734,126
Preferred stocks	38,792	34,657
Common stocks	595	-
Mortgage loans on real estate	15,363	12,988
Cash, cash equivalents, and short-term investments	15,886	13,790
Policy loans	11,676	12,261
Other invested assets	81,337	47,240

Total cash and invested assets	846,536	855,062

Accrued investment income	5,516	6,033
Deferred and uncollected life premiums—net of loading of $0 and $0 at December 31, 2020 and 2019, respectively	1,493	1,569
Reinsurance recoverable	13,392	1,864
Net deferred tax assets	5,366	5,019
Other assets	1,661	1,601
Separate account assets	964	749

Total admitted assets	$874,928	$871,897

LIABILITIES AND CAPITAL AND SURPLUS

Liabilities:
Policy and contract liabilities:
Life, annuity and accident & health reserves	$720,072	$708,439
Policy and contract claims	12,964	7,950
Policyholders’ funds	10,545	10,072

Total policy and contract liabilities	743,581	726,461

Other amounts payable on reinsurance	706	260
Interest maintenance reserve	10,591	8,587
Commissions and expense allowances on reinsurance assumed	(105)	(104)
Accounts payable and general expenses due and accrued	11,700	11,559
Current federal income taxes	666	1,462
Amounts withheld or retained by company as agent or trustee	638	609
Remittances not allocated	2,971	(29)
Asset valuation reserve	14,691	8,742
Reinsurance in unauthorized and certified companies	2,220	2,086
Funds held under reinsurance treaties	2,940	3,141
Payable to parent and affiliates	539	404
Payable for securities	-	3,463
Other liabilities	1,604	1,330
Separate account liabilities	964	749

Total liabilities	793,706	768,720

Capital and Surplus:
Common stock, $4.55 par value—authorized, 1,100,000 shares; issued and outstanding, 550,000 shares	2,503	2,503
Paid-in surplus	71,546	71,546
Unassigned surplus	7,173	29,128

Total capital and surplus	81,222	103,177

Total liabilities and capital and surplus	$874,928	$871,897

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

	2020	2019

PREMIUMS AND OTHER REVENUES:
Life and annuity premiums	$10,578	$10,975
Consideration for supplementary contracts with life contingencies	1,014	409
Net investment income	42,217	43,435
Amortization of interest maintenance reserve	1,805	1,759
Commissions and expense allowances on reinsurance ceded	934	1,218
Other revenues—net	(330)	(555)

Total premiums and other revenues	56,218	57,241

BENEFITS PAID OR PROVIDED:
Death benefits	12,172	9,181
Annuity benefits	12,552	7,734
Surrender benefits and withdrawals	22,187	26,219
Payments on supplementary contracts with life contingencies	1,404	1,322
Interest and adjustments on contract or deposit-type contract funds	(417)	(104)
Change in life, annuity and accident & health reserves	7,225	(15,634)
Other benefits	236	602

Total benefits paid or provided	55,359	29,320

INSURANCE EXPENSES AND OTHER:
Commissions and expense allowances	352	628
General insurance expenses	10,407	9,226
Insurance taxes, licenses, and fees	1,217	1,717
Net transfer to or (from) separate accounts	(4)	(71)
Other	393	(321)

Total insurance expenses and other	12,365	11,179

GAIN (LOSS) FROM OPERATIONS BEFORE FEDERAL INCOME TAXES AND NET REALIZED CAPITAL LOSSES	(11,506)	16,742

FEDERAL INCOME TAX EXPENSES (BENEFITS)	(646)	3,562

GAIN (LOSS) FROM OPERATIONS BEFORE NET REALIZED CAPITAL LOSSES	(10,860)	13,180

NET REALIZED CAPITAL GAINS (LOSSES)	(846)	(268)

NET GAIN (LOSS)	$(11,706)	$12,912

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

			Unassigned	Total

	Common	Paid-In	Surplus	Capital and

	Stock	Surplus	(Deficit)	Surplus

BALANCES—DECEMBER 31, 2018	$2,503	$71,546	$25,999	$100,048

Net gain	-	-	12,912	12,912

Change in unrealized capital gains, less capital gains tax of $137	-	-	517	517

Change in net deferred income tax	-	-	997	997

Change in nonadmitted assets	-	-	(475)	(475)

Change in liability for reinsurance in unauthorized and certified companies	-	-	820	820

Change in asset valuation reserve	-	-	(1,637)	(1,637)

Dividend to stockholder	-	-	(10,005)	(10,005)

BALANCES—DECEMBER 31, 2019	2,503	71,546	29,128	103,177

Net loss	-	-	(11,706)	(11,706)

Change in unrealized capital gains, less capital gains tax of $358	-	-	1,345	1,345

Change in net deferred income tax	-	-	4,043	4,043

Change in nonadmitted assets	-	-	(3,652)	(3,652)

Change in liability for reinsurance in unauthorized and certified companies	-	-	(134)	(134)

Change in reserve on account of change in valuation basis	-	-	(5,902)	(5,902)

Change in asset valuation reserve	-	-	(5,949)	(5,949)

BALANCES—DECEMBER 31, 2020	$2,503	$71,546	$7,173	$81,222

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

	2020	2019
OPERATIONS:
Premiums collected net of reinsurance	$11,695	$11,408
Net investment income received	41,148	41,660
Miscellaneous income received (loss paid)	(6,916)	1,642
Benefits and losses paid	(48,371)	(45,303)
Net transfers from separate accounts	4	71
Commissions and expenses paid	(12,104)	(5,848)
Federal income taxes received (paid)	(1,412)	(4,282)

Net cash provided by (used in) operations	(15,956)	(652)

INVESTMENT ACTIVITIES:
Proceeds from sales, maturities, or repayments of investments:
Bonds	158,427	189,714
Stocks	16,228	17,399
Mortgage loans on real estate	525	25
Other invested assets	5,183	2,946
Miscellaneous proceeds	-	3,703

Total investment proceeds	180,363	213,787

Cost of investments acquired:
Bonds	102,278	162,035
Stocks	20,288	17,926
Mortgage loans on real estate	2,900	13,013
Other invested assets	37,520	30,319
Miscellaneous applications	3,632	-

Total cost of investments acquired	166,618	223,893

Increase (decrease) in policy loans	(542)	(531)

Net cash provided by (used in) investment activities	14,287	(9,575)
FINANCING AND MISCELLANEOUS ACTIVITIES—Other provided (applied):
Net inflow (withdrawal) on deposit type contracts	473	(837)
Dividends to stockholder	-	(10,005)
Other cash provided (applied)	3,292	(1,623)

Net cash provided by (used in) financing and miscellaneous activities	3,765	(12,465)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	2,096	(22,692)
CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:
Beginning of year	13,790	36,482

End of year	$15,886	$13,790

(Continued)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

	2020	2019

CASH FLOW INFORMATION FOR NON-CASH TRANSACTIONS:
Exchanges of Invested Assets reported as purchases and sales	8,721	-

See accompanying notes to financial statements—statutory-basis.		(Concluded	)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

1.     NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Wilton Reassurance Life Company of New York (the Company or WRNY) is a stock life insurance company organized in 1955 under the laws of the State of New York. The Company operates predominantly in the individual life business, as well as the group and individual annuity business of the life insurance industry and is licensed in all 50 states, the District of Columbia and the U.S. Virgin Islands, although, historically, its marketing efforts have been concentrated in the State of New York. The Company currently has no employees and currently writes no new primary insurance policies.

The Company is a wholly owned subsidiary of Wilton Reassurance Company (WRAC) which, in turn is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (Wilton Re U.S.). All but a de minimis portion of the economic interests and 100% of the voting interests of Wilton Re U.S. are held or controlled by Wilton Re U.S. Holdings Trust, an Ontario trust (the Wilton Re Trust). In turn, all economic interests associated with the Wilton Re Trust accrue to Wilton Re Ltd. (WRL), a non-insurance holding company registered in Nova Scotia, Canada. WRL is deemed the ultimate parent corporation in the Company’s holding company system.

The Company is party to a services agreement (the Services Agreement) with its affiliate, Wilton Re Services, Inc. (Wilton Re Services), pursuant to which Wilton Re Services provides certain accounting, actuarial and administrative services.

Use of Estimates—The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The Company is subject to the risk that interest rates will change and cause changes in investment prepayments and decreases in the value of its investments. Policyholder persistency is also affected by changes in interest rates. To the extent that fluctuations in interest rates cause the cash flows and duration of assets and liabilities to differ from product pricing assumptions, the Company may have to sell assets prior to their maturity and realize a loss.

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP).

Important accounting practices prescribed by the Department and the more significant variances from GAAP are:

Investments—Investments in bonds and preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments are designated at purchase as trading and reported at fair value, with unrealized holding gains and losses reported in operations. Fair value for statutory purposes, as with GAAP, is based on quoted market prices while the fair value of private placements and credit tenant loans is obtained from independent third-party dealers.

For statutory purposes, all securities that represent beneficial interests in securitized assets (e.g. mortgage backed securities and asset backed securities), are adjusted using the retrospective method when there is a change in estimated future cash flows. For loan-backed or structured securities if it is determined that an other-than-temporary credit impairment has occurred, the amortized cost basis of the security is written down to the present value of estimated future cash flows discounted using the effective interest rate inherent in the security. For all other investments in bonds and stocks, the retrospective method is used. If it is determined that a decline in fair value is other than temporary or the Company has the intent to sell, the cost basis of the security is written down to fair value. For GAAP, no other-than-temporary impairments are recognized as all securities are recorded at fair value with changes in fair value reported as unrealized gains and losses in operations.

Valuation Reserves—Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to expected maturity of the securities sold. That net deferral is recorded by the Company as the interest maintenance reserve (IMR) in the balance sheets—statutory-basis. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The asset valuation reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Value of Business Acquired (VOBA)—The excess statutory reserves assumed over the fair value of assets transferred in connection with the acquisition of blocks of business via reinsurance transactions is expensed. For GAAP, an intangible asset referred to as VOBA is established representing the contractual right to receive future profits from the acquired insurance policies or reinsurance contracts. The Company amortizes VOBA in proportion to premiums for traditional life products and in proportion to estimated gross profits (EGPs) for interest sensitive life products. The EGPs and related amortization of VOBA for interest sensitive life products are updated (unlocked) periodically to reflect revised assumptions for lapses, mortality and investment earnings. The Company performs periodic tests to establish that VOBA associated with traditional life products remains recoverable, and if financial performance significantly deteriorates to the point where VOBA is not recoverable, a cumulative charge to current operations will be recorded.

Nonadmitted Assets—Certain assets designated as “nonadmitted,” principally past-due agents’ balances, deferred taxes, and other assets not specifically identified as admitted assets within the NAIC Accounting Practices and Procedures Manual, are excluded from the balance sheets—statutory-basis and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent these assets are not impaired.

Universal Life and Annuity Policies—Revenues for universal life and annuity policies with mortality risk consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality risk are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Life and Annuity Reserves—Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance—A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets, as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs, as would be required under GAAP.

Deferred Income Taxes—The recoverability of deferred tax assets is evaluated and when considered necessary, a statutory valuation allowance is established to reduce the gross deferred tax asset to an amount which is more likely than not to be realized. Adjusted gross deferred tax assets are admitted in an amount equal to the sum of: (a) federal income taxes paid in prior years that can be recovered through loss carry-backs for existing temporary differences not to exceed three years from the balance sheet date; (b) the lesser of: (i) the remaining gross deferred tax assets expected to be realized in a timeframe consistent with NAIC standards; or (ii) a percentage of surplus consistent with NAIC standards, excluding any net deferred tax assets, electronic data processing (EDP) equipment and operating software; and (c) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted.

Under GAAP, state taxes are included in the computation of deferred taxes and a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

Statements of Cash Flows—Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with maturities at acquisition of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with maturities at acquisition of three months or less.

A reconciliation of net gain (loss) and capital and surplus of the Company as determined in accordance with statutory accounting practices to amounts determined in accordance with GAAP is as follows:

	Net Gain (Loss)		Capital and Surplus
	Year Ended December 31		As of December 31
	2020	2019	2020	2019

Statutory-basis amounts	$(11,706)	$12,912	$81,222	$103,177
Add (deduct) adjustments:
Premiums—net of reinsurance and loading	(8,961)	(8,762)	(815)	(830)
Policy fees and charges	8,575	8,746	-	-
Investment adjustments to fair value	17,867	46,472	72,728	56,828
Amortization of VOBA	(3,074)	(2,114)	24,482	27,556
Commissions-net	1,517	-	-
Policyholder benefits	14,000	8,352	-	-
Surrenders and withdrawals	21,611	25,804	-	-
Interest credited to policyholders	(27,081)	(25,177)	1,431	11
Reserves—net of ModCo receivable	8,041	(12,936)	71,755	49,188
Realized gains	3,876	3,118	-	-
Deferred taxes	(4,041)	(7,601)	(40,497)	(32,770)
IMR/AVR	(1,805)	(1,759)	25,282	17,328
Reinsurance in unauthorized companies	-	-	2,220	2,086
Non admitted assets	-	-	14,633	10,981
Prepaid reinsurance	33	(15)	856	889
Other	-	1	22	22

GAAP-basis amounts	$18,852	$47,041	$253,319	$234,466

Other significant accounting practices are as follows:

Investments—Bonds, common stocks, preferred stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

●

Bonds not backed by other loans are stated at amortized cost using the interest (constant yield) method. Bonds that are in or near default are stated at fair value. For other-than-temporary impairments, the cost basis of the bond is written down to fair value as a new cost basis and the amount of the write down is accounted for as a realized loss.

●	Common stocks are valued at fair value.

●

Mortgage-backed/asset-backed securities are valued at amortized cost using the interest (constant yield) method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

●

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value. There are no restrictions on common or preferred stock.

●	Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

●	Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage Loans on real estate are stated at their aggregate unpaid balances, excluding accrued interest.

The Company has minority ownership investments in limited partnerships, which are classified as other invested assets on the balance sheets—statutory-basis. The Company values these interests based on its proportionate share of the underlying audited GAAP equity of the investee or, if audited GAAP basis financial statements are not available for the investee, may be recorded based on the underlying audited U.S tax basis equity, in accordance with Statements of Statutory Accounting Principles (SSAP) No. 48—Joint Ventures, Partnerships and Limited Liability Companies.

The investment is recorded at cost, plus subsequent capital contributions, and adjusted for the Company’s share of the investee’s audited GAAP basis earnings or losses and other equity adjustments, less distributions received. Distributions are recognized in net investment income to the extent they are not in excess of the undistributed accumulated earnings attributed to the investee. Distributions in excess of the undistributed accumulated earnings reduce the Company’s basis in the investment.

Policy loans are reported at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rates.

Realized capital gains and losses are determined using the first in first out (FIFO) method.

Changes in admitted asset carrying amounts are credited or charged directly to unassigned surplus, net of taxes.

Premiums and Related Costs—Life and accident and health premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, also are recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. Commissions and other costs applicable to the acquisition of policies are charged to operations as incurred.

Benefits—Life, annuity and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that are intended to provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by the Department. Where the Company employs mean reserving, the Company waives the deduction of deferred fractional premiums on the death of life and annuity policy insureds. The Company returns any unearned premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The liability for future policy benefits provides amounts adequate to discharge estimated future obligations on policies in force. Reserves for life policies are computed principally by the Net Level Reserve Method and the Commissioners’ Reserve Valuation Method using interest rates (2.25% to 6.00%) and mortality assumptions (Commissioners’ Standard Ordinary mortality tables, 1941, 1958, 1980 and 2001) as prescribed by regulatory authorities.

The Company typically uses interpolated terminal reserves to adjust the calculated terminal reserve to the appropriate reserve. Interpolated terminal reserves are determined by interpolating between the appropriate terminal reserves and adding the fractional portion of the valuation net premium from the valuation date to the policyholder’s next premium due date. The Company may also use mean reserving if the valuation has not been transferred from the acquired company’s valuation.

The Company charges extra premiums for substandard lives, either as a table rating or as a flat extra premium. For substandard table ratings, both premiums and valuation mortality rates are multiplied by a fixed percentage that ranges from 125% to 500% of standard mortality rates. For flat extra premiums, reserves are increased by the unearned portion of the annual flat extra premium received.

The Company establishes additional reserves when the results of the annual asset adequacy analysis indicate the need for such reserves. The Company maintained net asset adequacy reserves of $58,000 and $40,000 at December 31, 2020 and 2019, respectively. The change in this reserve, included in the statements of operations—statutory-basis, was an increase of $18,000 and a decrease of $3,000 for 2020 and 2019, respectively, which was recorded in Change in life, annuity and accident & health reserves.

As of December 31, 2020 and 2019, reserves of $6,449 and $7,786, respectively, were recorded on inforce amounts of $875,208 and $967,647, respectively, for which gross premiums are less than the net premiums according to the standard of valuation required by the Department. The Company anticipates investment income as a factor in the premium deficiency calculation.

Tabular interest has been determined by formula as described in the Annual Statement Instructions, adjusted to reflect fractional years of interest for material reinsurance transactions. The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balance less applicable surrender charges.

Claim Reserves—Policy and contract claims are amounts due on claims, which were incurred as of December 31, but have not yet been paid. The accrual has two components: 1) claims in process of settlement as of December 31 and 2) claims not yet reported but estimable based on historical trend review of the claims reported after December 31 relating to claims incurred as of December 31.

Claims in the contestable period are reported at their full face value.

Federal Income Taxes—Federal income taxes are charged or credited to operations based on amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted tax rates and laws, subject to certain limitations and are recorded in surplus.

Reinsurance—Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Accounting Changes— During 2020, the NAIC adopted updates to various SSAPs including, but not limited to, SSAP No. 51R, Life Contracts, SSAP No. 52, Deposit-Type Contracts, and SSAP No. 61R, Life, Deposits and Accident and Health Reinsurance. This updated guidance requires additional disclosure of guaranteed separate account products to withdrawal, mortality risk on life contracts, and reinsurance contracts with risk-limiting features. The Company has provided all disclosures required by the relevant SSAPs.

The Company strengthened the valuation basis for its payout annuities and supplementary contracts to the current standard (3.25%, 2012 Individual Annuity Reserving (IAR)) in acknowledgment of the ongoing pressure on existing reserve levels caused by historically low interest rates. This change increased statutory reserves by $5,902 at December 31, 2020. The impact of this change in valuation was recorded in the statements of changes in capital and surplus.

2.     PRESCRIBED AND PERMITTED STATUTORY ACCOUNTING PRACTICES

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these statutory-basis financial statements.

The State of New York may adopt certain prescribed practices that differ from those found in NAIC SAP. The Department’s Insurance Regulation 172 requires the Company to record a write-in asset of $856 and $889 related to the gross premiums for reinsurance paid beyond the paid-to date of the underlying policy at December 31, 2020 and 2019, respectively. These amounts would be refunded to the Company by the reinsurer in the event of policy termination.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of New York is shown below:

	2020	2019

Net gain (loss), State of New York basis	$(11,706)	$12,912
State prescribed practices (income) — Prepaid reinsurance — NYSID allowed under Circ Letter 11	33	(15)

Net gain (loss), NAIC SAP	$(11,673)	$12,897

Statutory capital and surplus, State of New York basis	$81,222	$103,177
State prescribed practices (surplus) — Prepaid reinsurance — NYSID allowed under Circ Letter 11	(856)	(889)

Statutory capital and surplus, NAIC SAP	$80,366	$102,288

3.     INVESTMENTS

The carrying value, fair value and related unrealized gains and losses of the Company’s investments in bonds, preferred stocks and common stocks are summarized as:

	Carrying	Gross Unrealized		Fair
At December 31, 2020	Value	Gains	Losses	Value

U.S. government and agencies	$25,508	$5,327	$-	$30,835
State and political subdivisions	45,130	12,865	-	57,995
Foreign sovereign	1,000	148	-	1,148
Corporate securities	287,099	38,927	(1,491)	324,535
Residential mortgage-backed securities	38,816	4,600	(56)	43,360
Commercial mortgage-backed securities	54,892	6,992	(132)	61,752
Asset backed securities	92,381	6,915	(2,239)	97,057
Collateralized debt obligations	138,061	909	(9,222)	129,748

Total bonds	682,887	76,683	(13,140)	746,430

Preferred stocks	38,792	3,029	(109)	41,712
Common stocks	595	-	-	595

Total	$722,274	$79,712	$(13,249)	$788,737

	Carrying	Gross Unrealized		Fair
At December 31, 2019	Value	Gains	Losses	Value

U.S. government and agencies	$33,164	$3,417	$(175)	$36,406
State and political subdivisions	52,344	10,432	-	62,776
Foreign sovereign	3,192	89	-	3,281
Corporate securities	289,540	27,972	(1,091)	316,421
Residential mortgage-backed securities	58,868	3,907	(87)	62,688
Commercial mortgage-backed securities	66,192	5,212	(151)	71,253
Asset backed securities	104,232	6,073	(443)	109,862
Collateralized debt obligations	126,594	1,068	(3,321)	124,341

Total bonds	734,126	58,170	(5,268)	787,028

Preferred stocks	34,657	1,824	(26)	36,455

Total	$768,783	$59,994	$(5,294)	$823,483

At December 31, 2020 and 2019, bonds with an admitted asset value of $8,944 and $8,922, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The following table shows gross unrealized losses and fair values of bonds and preferred stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
At December 31, 2020	Value	Losses	Value	Losses	Value	Losses

Corporate securities	15,475	(747)	6,610	(744)	22,085	(1,491)
Residential mortgage-backed securities	389	(56)	-	-	389	(56)
Commercial mortgage-backed securities	2,950	(53)	125	(79)	3,075	(132)
Asset backed securities	29,143	(1,693)	1,899	(546)	31,042	(2,239)
Collateralized debt obligations	36,811	(1,693)	63,144	(7,529)	99,955	(9,222)

Total bonds	84,768	(4,242)	71,778	(8,898)	156,546	(13,140)

Preferred stocks	3,271	(103)	169	(6)	3,440	(109)

Total	$88,039	$(4,345)	$71,947	$(8,904)	$159,986	$(13,249)

	Less Than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
At December 31, 2019	Value	Losses	Value	Losses	Value	Losses

U.S. government and agencies	$398	$(2)	$1,826	$(173)	$2,224	$(175)
Corporate securities	9,979	(158)	17,645	(933)	27,624	(1,091)
Residential mortgage-backed securities	8,265	(40)	2	(47)	8,267	(87)
Commercial mortgage-backed securities	3,503	(100)	158	(51)	3,661	(151)
Asset backed securities	13,397	(128)	3,056	(315)	16,453	(443)
Collateralized debt obligations	44,290	(1,371)	40,728	(1,950)	85,018	(3,321)

Total bonds	79,832	(1,799)	63,415	(3,469)	143,247	(5,268)

Preferred stocks	3,538	(26)	-	-	3,538	(26)

Total	$83,370	$(1,825)	$63,415	$(3,469)	$146,785	$(5,294)

Management regularly reviews (at least quarterly) the value of the Company’s investments. If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline in value. To make this determination for each security, the following is considered:

●	The length of time and extent to which the fair value has been below its cost;

●	The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential;

●	Management’s intent and ability to hold the security long enough for it to recover its value;

●	Valuation guidelines expressed in the applicable Statements of Statutory Accounting Principles;

●	Any downgrades of the security by a rating agency; and

●	Any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

Based on that analysis, management makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, an impairment charge is recorded within net realized capital gains (losses) in the statements of operations—statutory-basis in the period the determination is made.

The Company recognized $622 and $0 of other-than-temporary impairments for the years ended December 31, 2020 and 2019, respectively.

A summary of the carrying value and fair value of the Company’s investments in bonds at December 31, 2020, by contractual maturity, is as follows:

	Carrying	Fair
	Value	Value

Years to maturity:
0–1 year	$3,710	$3,717
1–5 years	55,547	59,918
5–10 years	57,382	66,327
10–20 years	73,895	91,002
over 20 years	168,203	193,549
Residential Mortgage-Backed Securities	38,816	43,360
Commercial Mortgage-Backed Securities	54,892	61,752
Asset-backed securities	92,381	97,057
Collateralized debt obligations	138,061	129,748

Total	$682,887	$746,430

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Mortgage Loans on Real Estate—The Company’s Commercial Mortgage Loan (CML) portfolio is collateralized by a variety of commercial real estate property types located across the United States. The geographic distribution of the CML portfolio as of December 31, 2020, is shown below. No other state represented more than 5% of the portfolio.

Percentage of Loan Portfolio Carrying Value	% of Total

Texas	63.2%
South Carolina	18.9%
North Carolina	17.9%

The types of properties collateralizing the CMLs as of December 31, 2020, are as follows:

Percentage of Loan Portfolio Carrying Value	% of Total

Industrial	49.8%
Retail	18.9
Multi-family	17.9
Lodging	13.4

Total	100.0%

The maximum percentage of any one loan to the value of security at December 31, 2020, exclusive of insured, guaranteed, or purchase money mortgages, was 62.5%.

The contractual maturities of the CML portfolio as of December 31, 2020, are as follows:

Carrying
	Value	Percent

2021	$-	-%
2022	-	-
2023	-	-
2024	-	-
2025	-	-
Thereafter	15,363	100.0

Total	$15,363	100.0%

One new commercial mortgage loan was originated in 2020 with an average interest rate for the period of 3.78%. Fire insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over maximum loan which would be permitted by law on the land without the buildings. The Company’s recorded investment in mortgage loans totaled $15,363 and $12,988 as of December 31, 2020 and 2019, respectively, and consisted entirely of loans classified as “mortgage loans on real estate”. No interest rates were reduced on outstanding mortgage loans during 2020 and 2019. During 2020 and 2019, the Company incurred no impairments on mortgage loans.

The Company’s CML portfolio has been classified based on NAIC commercial mortgage loan ratings which are calculated based on loan-to-value and debt service coverage. The rating system classifies loans into the following categories: CM1, CM2, CM3, CM4, CM5, CM6 and CM7 with those rated CM1 having the highest ratings. Commercial mortgage loans rated CM1 though CM5 are performing.

Commercial mortgage loans rated CM6 and CM7 are not performing. Classification of the Company’s mortgage loan portfolio as of December 31, 2020 is shown in the table below:

Carrying
Value

CM1—Very good	$4,965
CM2—Good	-
CM3—Acceptable	10,398
CM4—Potential weakness	-
CM5—Severe weakness	-
CM6—90+ days delinquent	-
CM7—In process of foreclosure	-

Total mortgage loans on real estate	$15,363

Separately from the above designations, at least annually, the Company’s management evaluates various metrics of each loan, including, but not limited to, payment history, loan to value, debt service coverage, vacancy, and location. The portfolio is also reviewed for other-than-temporary impairments quarterly.

At December 31, 2020, the Company’s mortgage loan balances are classified as current.

Net Investment Income—Major categories of the Company’s net investment income are summarized as follows:

	Year Ended December 31
	2020	2019

Income:
Bonds	$34,742	$39,793
Preferred stocks	2,214	2,287
Commercial mortgage loans	517	84
Policy loans	1,021	1,075
Other invested assets	6,168	2,038
Short-term investments and cash	90	447

Total investment income	44,752	45,724

Expenses:
Investment expenses	2,217	2,134
Interest on funds held under reinsurance treaties	318	155

Total investment expenses	2,535	2,289

Net investment income	$42,217	$43,435

Proceeds and Realized Gains and Losses—The proceeds from sales, maturities, and transfers of investments in bonds, common stocks, preferred stocks, and mortgage loans, and the related capital gains and losses are as follows:

Proceeds	2020	2019

Bonds:

Proceeds from sales	$141,333	$166,956

Proceeds from dispositions other than sales	17,094	22,758

Total proceeds	$158,427	$189,714

Stocks:

Proceeds from sales	$13,882	$11,452

Proceeds from dispositions other than sales	2,346	5,947

Total proceeds	$16,228	$17,399

Mortgage loans on real estate:

Proceeds from sales	$-	$-

Proceeds from dispositions other than sales	525	25

Total proceeds	$525	$25

Realized gains and losses

Bonds:

Gross realized capital gains on sales	$5,382	$4,072

Gross realized capital losses on sales	(1,209)	(1,008)

Net realized capital gains (losses) on sales	4,173	3,064

Impairments on bonds	(599)	-

Total bonds	3,574	3,064

Preferred stocks—Gross realized capital gains (losses) on sales	670	176

Other invested assets:

Gross realized capital gains (losses) on sales	4	94

Impairments on other invested assets	(23)	-

Total other invested assets	(19)	94

Realized capital gains (losses) before federal income taxes and transfer to IMR	4,225	3,334

Amount transferred to IMR	(3,809)	(2,655)

Federal income tax expense	(1,262)	(947)

Net realized capital gains (losses)	$(846)	$(268)

Credit Risk Concentration—The Company had investments in two corporate entities that exceeded 10% of capital and surplus at December 31, 2020.

4.	FAIR VALUES

The following methods and assumptions were used by the Company in estimating the fair value of financial instruments in the statutory-basis financial statements and notes thereto:

Cash, Cash Equivalents, and Short-Term Investments—The carrying amounts reported in the balance sheets—statutory-basis for these financial instruments approximate their fair values.

Investment Securities—Fair values for investment securities are based on market prices, or in the absence of published unit prices, or when amortized cost is used as the unit price, quoted market prices by other third-party organizations, where available. In some cases, such as private placements and certain mortgage-backed and asset backed securities, fair values are based on discounted expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

Mortgage Loans on Real Estate—Fair values were determined by discounting expected cash flows based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics were aggregated in the calculations.

Other Invested Assets—Other invested assets are comprised of private equity interests and limited partnerships. The carrying amounts represent the Company’s share of the entity’s underlying equity and approximate their fair values. Limited partnership interests are determined by the net asset values of the Company’s ownership interest as provided in the financial statements of the investees.

Policy Loans—Policy loans typically carry an interest rate that is tied to the crediting rate applied to the related policy, and contract reserves, which approximates fair value.

Annuities-Deferred and Without Life Contingencies—Fair values for the Company’s annuities-deferred and without life contingencies are estimated using discounted cash flow calculations using interest rates equal to the risk-free rate plus a credit spread based on the Company’s credit rating.

The fair values of the Company’s liabilities for insurance contracts other than annuities-deferred and without life contingencies are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. These fair value estimates are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including noninvestment-type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Company’s liability.

The following table presents the carrying values and fair values of the Company’s financial instruments:

	December 31
	2020		2019
	Carrying	Fair	Carrying	Fair
Assets/Liabilities	Value	Value	Value	Value

Financial assets:
Bonds	$682,887	$746,430	$734,126	$787,028
Preferred stocks	38,792	41,712	34,657	36,455
Common stocks	595	595	-	-
Cash, cash equivalents and short term investments	15,886	15,886	13,790	13,790
Commercial mortgage loans	15,363	16,012	12,988	13,156
Policy loans	11,676	11,676	12,261	12,261
Other invested assets*	21,916	27,534	19,854	21,813
Separate account assets	964	964	749	749

Financial liabilities:
Annuities–deferred and without life contingencies	$521,900	$735,855	$527,237	$646,124
Separate account liabilities	964	964	749	749

* Excludes limited partnership investments of $59,421 and $27,386 accounted for under the equity method

The Company determines the fair value of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and prioritize observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and, where appropriate, risk margins.

The Company has categorized its financial assets and liabilities based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Fair value of financial assets and liabilities are categorized as follows:

Level 1—Unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial investments included in Level 1 are listed equities, money market funds, U.S. Treasury Securities and non-interest-bearing cash.

Level 2—Pricing inputs other than quoted prices in active markets which are either directly or indirectly observable as of the reporting date, and fair value determined through the use of models or other valuation methods. Such inputs may include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. Level 2 valuations may be obtained from independent sources for identical or comparable assets or through the use of valuation methodologies using observable market-corroborated inputs. Prices from third party pricing services are validated through analytical reviews. Financial instruments in this category include publicly traded issues such as U.S. and foreign corporate securities, and residential and commercial mortgage backed securities, among others.

Level 3—Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability. Market standard techniques for determining the estimated fair value of certain securities that trade infrequently may rely on inputs that are not observable in the market or cannot be derived from or corroborated by market observable data. Prices are determined using valuation methodologies such as discounted cash flow models and other techniques. Management believes these inputs are consistent with what other market participants would use when pricing similar assets.

The Company has a limited number of assets and liabilities that are measured and reported at fair value in the balance sheets—statutory-basis.

The Company owns a limited number of corporate bonds, preferred stocks and hybrid securities that are in or near default and as such are rated 6 by the NAIC. These securities are required to be reported at the lower of fair value or amortized cost. The fair values of these publicly-traded securities are based on quoted market prices from widely used pricing sources such as ICE Data Services\IDC (Interactive Data Corp) or Refinitiv (formerly known as Reuters\EJV), and also may be obtained from independent third-party dealers. These securities fall within Level 2 of the fair value hierarchy.

The carrying value and fair value of the Company’s financial instruments as of December 31, 2020 and 2019 were as follows:

	Carrying	Fair
December 31, 2020	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$25,508	$30,835	$10,370	$20,465	$-
State and political subdivisions	45,130	57,995	-	52,180	5,815
Foreign sovereign	1,000	1,148	-	1,148	-
Corporate securities	287,099	324,535	-	294,225	30,310
Residential mortgage-backed securities	38,816	43,360	-	43,360	-
Commercial mortgage-backed securities	54,892	61,752	-	61,752	-
Asset backed securities	92,381	97,057	-	73,232	23,825
Collateralized debt obligations	138,061	129,748	-	118,982	10,766

Total bonds	682,887	746,430	10,370	665,344	70,716

Preferred stocks	38,792	41,712	-	41,712	-
Common stock	595	595	-	-	595
Cash, cash equivalents, and short-term investments	15,886	15,886	15,886	-	-
Other invested assets*	21,916	27,534	-	16,342	11,192
Commercial mortgage loans	15,363	16,012	-	-	16,012
Policy loans	11,676	11,676	-	-	11,676
Separate accounts	964	964	-	964	-

Total financial assets	$788,079	$860,809	$26,256	$724,362	$110,191

Financial liabilities—annuities-deferred and without life contingencies	$521,900	$735,855	$-	$-	$735,855
Separate accounts	964	964	-	964	-

Total financial liabilities	$522,864	$736,819	$-	$964	$735,855

* Excludes limited partnership investments of $59,421 accounted for under the equity method.

	Carrying	Fair
December 31, 2019	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$33,164	$36,406	$10,076	$26,330	$-
State and political subdivisions	52,344	62,776	-	57,017	5,759
Foreign sovereign	3,192	3,281	-	3,281	-
Corporate securities	289,540	316,421	-	291,373	25,048
Residential mortgage-backed securities	58,868	62,688	-	62,688	-
Commercial mortgage-backed securities	66,192	71,253	-	71,253	-
Asset backed securities	104,232	109,862	-	87,831	22,031
Collateralized debt obligations	126,594	124,341	-	113,692	10,649

Total bonds	734,126	787,028	10,076	713,465	63,487

Preferred stocks	34,657	36,455	-	36,455	-
Cash, cash equivalents, and short-term investments	13,790	13,790	13,790	-	-
Other invested assets*	19,854	21,813	-	4,070	17,743
Commercial mortgage loans	12,988	13,156	-	-	13,156
Policy loans	12,261	12,261	-	-	12,261
Separate accounts	749	749	-	749	-

Total financial assets	$828,425	$885,252	$23,866	$754,739	$106,647

Financial liabilities—annuities-deferred and without life contingencies	$527,237	$646,124	$-	$-	$646,124
Separate accounts	749	749	-	749	-

Total financial liabilities	$527,986	$646,873	$-	$749	$646,124

* Excludes limited partnership investments of $27,386 accounted for under the equity method.

We obtain our Level 3 fair value measurements from independent, third-party pricing sources. We do not develop the significant inputs used to measure the fair value of these assets, and the information regarding the significant inputs is not readily available to us. Independent broker-quoted fair values are nonbinding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants. The fair value of a broker-quoted asset is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability.

5.	REINSURANCE

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Reinsurance assumed is not significant. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The Company has various reinsurance agreements with non-affiliated third parties that enable it to limit the amount of exposure to any single insured. The per life exposure retained by the Company ranges up to $1,500.

The effect of reinsurance on life and accident and health premiums written and earned for the years ended December 31, 2020 and 2019, are as follows:

	Written and Earned
	2020	2019

Direct premiums	$44,629	$45,132
Assumed premiums	958	919
Ceded premiums:
Affiliates	(14,780)	(15,428)
Non-affiliates	(20,229)	(19,648)

Net premiums	$10,578	$10,975

The Company’s ceded reinsurance arrangements reduced certain other items in the statutory-basis financial statements by the following amounts:

	2020	2019

Benefits paid or provided:
Affiliates	$50,924	$42,832
Nonaffiliates	28,995	18,576

Total benefits paid or provided	$79,919	$61,408

Policy and contract liabilities:
Affiliates	$7,210	$13,777
Nonaffiliates	6,447	3,782

Total policy and contract liabilities	$13,657	$17,559

The inforce as of December 31, 2020 and 2019 is reduced by reinsurance arrangements ceded as follows:

	2020	2019

Inforce:
Affiliates	$2,401,757	$2,588,605
Nonaffiliates	4,259,001	4,672,084

Total inforce	$6,660,758	$7,260,689

Reinsurance treaties do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances would be established for amounts deemed uncollectible. At December 31, 2020 and 2019, no allowances were deemed necessary. The Company regularly evaluates the financial condition of its reinsurers. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

6.	FEDERAL INCOME TAXES

WRAC, along with its life insurance subsidiaries, files a consolidated federal income tax return. Companies included in the consolidated return are as follows:

●	Wilton Reassurance Company
●	Wilton Reassurance Life Company of New York
●	Texas Life Insurance Company
●	Wilcac Life Insurance Company
●	Redding Reassurance Company 3, LLC

The method of allocation among the companies is subject to a written agreement approved by the Board of Directors. Allocation is based upon the separate return calculations with credit for net losses granted when utilized on a separate company basis or in consolidation.

Inter-company tax balances may be settled quarterly as the Company makes payments to, or receives payments from, WRAC for the amount the Company would have paid to, or received from, the Internal Revenue Service (IRS) had it not been a member of the consolidated tax group. The separate company provisions and payments are computed using the tax elections made by WRAC.

Pursuant to NY Circular Letter No. 1979-33 (December 20, 1979), in order to help assure the Company’s enforceable right to recoup federal income taxes in the event of future net losses, the Department has required that an escrow account consisting of assets eligible as an investment for the Company be established and maintained by its parent in an amount equal to the excess of the amount paid by the domestic insurer to the parent for federal income taxes over the actual payment made by the parent to the IRS. Escrow assets may be released to WRAC from the escrow account at such time as the permissible period for loss carrybacks has elapsed. The Company and WRAC established the required escrow agreement effective October 1, 2007. The escrow balance was $330 and $330 at December 31, 2020 and 2019, respectively.

The components of the net deferred tax assets (liabilities) at December 31 are as follows:

	2020			2019
	Ordinary	Capital	Total	Ordinary	Capital	Total

Gross deferred tax assets	$23,168	$3,378	$26,546	$18,333	$3,361	$21,694
Statutory valuation allowance	-	-	-	-	-	-

Adjusted gross deferred tax assets	23,168	3,378	26,546	18,333	3,361	21,694

Deferred tax assets nonadmitted	10,068	3,378	13,446	6,746	3,361	10,107

Subtotal net admitted deferred tax assets	13,100	-	13,100	11,587	-	11,587

Deferred tax liabilities	7,734	-	7,734	6,568	-	6,568

Net deferred tax assets (liabilities)	$5,366	$-	$5,366	$5,019	$-	$5,019

	Change During 2020
	Ordinary	Capital	Total

Gross deferred tax assets	$4,835	$17	$4,852
Statutory valuation allowance	-	-	-

Adjusted gross deferred tax assets	4,835	17	4,852

Deferred tax assets nonadmitted	3,322	17	3,339

Subtotal net admitted deferred tax assets	1,513	-	1,513

Deferred tax liabilities	1,166	-	1,166

Net deferred tax assets (liabilities)	$347	$-	$347

The amount of adjusted gross deferred tax assets admitted under SSAP No. 101 is as follows:

	2020			2019
	Ordinary	Capital	Total	Ordinary	Capital	Total

(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-	$-	$-	$-
(b) Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from	-	-	-	-	-	-
(a) above) after application of the threshold limitation	5,366	-	5,366	5,019	-	5,019
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	5,366	-	5,366	5,019	-	5,019
ii. Adjusted gross tax assets allowed per limitation threshold	-	-	11,378	-	-	14,724
(c) Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	7,734	-	7,734	6,568	-	6,568

Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$13,100	$-	$13,100	$11,587	$-	$11,587

	Change During 2020
	Ordinary	Capital	Total

a. Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-

b. Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from
(a) above) after application of the threshold limitation	347	-	347
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	-	-	-
ii. Adjusted gross tax assets allowed per limitation threshold	XXX	XXX	3,346
c. Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	1,166	-	1,166

d. Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$1,513	$-	$1,513

Other admissibility criteria are as follows:

Description	2020	2019

Ratio percentage used to determine recovery period and threshold limitation amount	492.0%	760.8%

Amount of adjusted capital and surplus used to determine recovery period and threshold limitation in 2(b) above	$75,856	$98,158

The Company’s tax planning strategies do not include the use of reinsurance.

The Company does not currently employ tax planning strategies to recognize the admission of deferred tax assets.

There are no temporary differences for which a deferred tax liability has not been established.

Current income taxes incurred consist of the following:

	2020	2019

Current income tax (benefit) expense	$(551)	$3,388
Return to provision true-up	(95)	174

Current income tax (benefit) expense incurred from operations	(646)	3,562

Current income tax (benefit) expense on realized gains and losses	1,262	947

Total current income tax (benefit) expense	$616	$4,509

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	2020	2019	Change	Character

Deferred tax assets:
Insurance reserves	$14,130	$10,388	$3,742	Ordinary
Deferred acquisition costs	6,361	5,350	1,011	Ordinary
Unamortized purchase costs	39	92	(53)	Ordinary
Deferred capital losses	3,378	3,361	17	Capital
Other	2,638	2,503	135	Ordinary

Total deferred tax assets	26,546	21,694	4,852

Non-admitted deferred tax assets	13,446	10,107	3,339

Admitted deferred tax assets	13,100	11,587	1,513

Deferred tax liabilities:
Premium receivable	579	408	171	Ordinary
Nonaccrual of market discount	7,155	6,160	995	Ordinary

Total deferred tax liabilities	7,734	6,568	1,166

Net admitted deferred tax asset	$5,366	$5,019	$347

The change in net deferred income taxes including the tax effect of unrealized gains consists of the following:

	2020	2019	Change

Total deferred tax assets	$26,546	$21,694	$4,852
Total deferred tax liabilities	7,734	6,568	1,166

Net deferred tax asset	$18,812	$15,126	3,686

Tax effect on unrealized gains			357

Change in net deferred income tax			$4,043

The total statutory income tax is different from that which would be obtained by applying the statutory Federal income tax rate of 21% to income before income taxes. Significant items causing these differences are as follows:

	Year Ended December 31
	2020	2019

Provisions computed at statutory rate	$(2,329)	$3,658
IMR	421	188
Return to provision adjustment	24	11
Reserve valuation	(1,240)	-
Other	(303)	(345)

Total	$(3,427)	$3,512

Federal income tax incurred	$616	$4,509
Change in net deferred income taxes	(4,043)	(997)

At December 31, 2020, the Company has no operating or capital loss carryforwards.

On March 27, 2020, H.R. 748, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into legislation which includes tax provisions relevant to businesses that during 2020 will impact taxes related to 2017, 2018 and 2019. Some of the significant changes are allowing the five-year carryback of net operating losses generated in 2018-2020 and the suspension of the 80% limitation of taxable income for net operating loss carryforwards for 2018-2020.

The aggregate amount of deposits reported as admitted assets under Section 6603 of the IRS Code was $0 as of December 31, 2020 and 2019.

The 2017–2020 tax years are open and subject to examination by the IRS.

7.	CAPITAL AND SURPLUS

Life/health insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2020 and 2019, the Company exceeded the RBC requirements.

WRNY is subject to statutory regulations of the State of New York. Under these regulations, the maximum amount of dividends which can be paid by a company to shareholders in any twelve month period without prior approval of the New York Department of Financial Services is restricted to the greater of 10% of surplus to policyholders as of the immediately preceding calendar year or net income less realized gains of the preceding year, which may be further limited. WRNY can pay dividends of $7,173 in 2021 without prior regulatory approval.

The Company paid dividends to its stockholder of $0 and $10,005 in 2020 and 2019, respectively.

8.	RELATED-PARTY TRANSACTIONS

Through the Services Agreement, Wilton Re Services provides certain accounting, actuarial and administrative services to the Company. Expenses incurred relating to this agreement amounted to $1,600 and $1,095 for the years ended December 31, 2020 and 2019, respectively.

The Company reported amounts payable to its affiliate, Wilton Re Services, of $539 and $404 at December 31, 2020 and 2019, respectively.

Under the Services Agreement, the Company incurs charges related to employee compensation which includes a Long-Term Incentive Program (LTIP). A vesting period of three years applies after which final unit values are determined based on actual performance. The Company has been allocated a share of the expense with the LTIP payable carried as a component of accounts payable and general expenses due and accrued. Once the vesting period is complete and the LTIP awards are paid, the Company’s LTIP payable will be settled with Wilton Re Services. At December 31, 2020 and 2019, included within accounts payable and general expenses due and accrued in the balance sheets—statutory-basis, is the Company’s payable of $10,958 and $10,791, respectively, resulting in incurred expenses of $6,296 and $5,050 for the years ended 2020 and 2019, respectively. On April 17, 2020, the Company settled $6,129 with Wilton Re Services related to vested LTIP awards.

9.	COMMITMENTS AND CONTINGENCIES

Funding of Investments—The Company’s commitments to limited partnerships as of December 31, 2020, are presented in the following table:

	2020
	Commitment	Unfunded

Limited partnerships	$187,550	$133,998

The Company anticipates that the majority of its current limited partnership commitments will be invested over the next five years; however, these commitments could become due any time at the request of the counterparties.

Legal Proceedings—In the normal course of business, the Company is occasionally involved in litigation, principally from claims made under insurance policies and contracts. The ultimate disposition of such litigation is not expected to have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

10. RESERVES

The Company’s annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions at December 31, 2020 and 2019, are summarized as follows:

	2020		2019
A. Individual Annuities	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$4,392	0.8%	$4,292	0.8%
At book value less current surrender charge of 5% or more	-	0.0	-	0.0
At fair value	242	0.0	194	0.0

Total with adjustment or at market value	4,634	0.8	4,486	0.8

At book value without adjustment
(minimum or no charge or adjustment)	507,370	95.0	512,606	95.9
Not subject to discretionary withdrawal	22,157	4.2	17,417	3.3

Total annuity reserves and deposit fund liabilities—before reinsurance	534,161	100.0%	534,509	100.0%

Less reinsurance ceded	2,532		2,625

Net annuity reserves and deposit fund liabilities	$531,629		$531,884

	2020		2019
B. Group Annuities	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0	-	0.0
At fair value	-	0.0	-	0.0

Total with adjustment or at market value	-	0.0	-	0.0

At book value without adjustment
(minimum or no charge or adjustment)	450	100.0	471	100.0
Not subject to discretionary withdrawal	-	0.0	-	0.0

Total annuity reserves and deposit fund liabilities—before reinsurance	450	100.0%	471	100.0%

Less reinsurance ceded	-		-

Net annuity reserves and deposit fund liabilities	$450		$471

	2020		2019
C. Deposit—Type Contracts (No Life Contingencies)	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0	-	0.0
At fair value	-	0.0	-	0.0

Total with adjustment or at market value	-	0.0	-	0.0

At book value without adjustment (minimum or no charge or adjustment)	-	0.0	-	0.0
Not subject to discretionary withdrawal	11,685	100.0	11,327	100.0

Total annuity reserves and deposit fund liabilities—before reinsurance	11,685	100.0%	11,327	100.0%

Less reinsurance ceded	1,140		1,256

Net annuity reserves and deposit fund liabilities	$10,545		$10,071

Of the total net annuity reserves and deposit fund liabilities of $542,624 and $542,426 at December 31, 2020 and 2019, respectively, $542,383 and $542,232 is included in the general account and $242 and $194 is included in the separate account, respectively.

The Company’s life reserves that are subject to discretionary withdrawal, surrender values, or policy loans and not subject to discretionary withdrawal or no cash value provisions at December 31, 2020 and 2019, are summarized as follows:

	2020			2019

A. General Account	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

(1) Subject to discretionary withdrawal, surrender value, or policy loans:
a. Term Policies with Cash Value	$-	$20,462	$36,397	$-	$21,380	$37,720
b. Universal Life	293,555	291,244	300,779	304,084	300,958	312,700
c. Universal Life with Secondary Guarantees	40,016	37,376	46,326	40,194	36,484	46,131
d. Indexed Universal Life	-	-	-	-	-	-
e. Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
f. Indexed Life	-	-	-	-	-	-
g. Other Permanent Cash Value Life Insurance	-	7,650	9,954	-	7,898	10,463
h. Variable Life	-	-	-	-	-	-
i. Variable Universal Life	-	-	-	-	-	-
j. Miscellaneous Reserves	-	-	-	-	-	-
(2) Not subject to discretionary withdrawal or no cash values:
a. Term policies without Cash Value	XXX	XXX	52,653	XXX	XXX	72,536
b. Accidental Death Benefits	XXX	XXX	40	XXX	XXX	39
c. Disability—Active Lives	XXX	XXX	2,548	XXX	XXX	2,943
d. Disability—Disabled Lives	XXX	XXX	6,392	XXX	XXX	6,208
e. Miscellaneous Reserves	XXX	XXX	164,898	XXX	XXX	153,284

(3) Total (gross: direct + assumed)	333,571	356,732	619,987	344,278	366,719	642,023

(4) Reinsurance ceded	240,064	245,822	431,773	247,591	254,251	465,765

(5) Total (net) (3) - (4)	$93,507	$110,910	$188,214	$96,687	$112,468	$176,258

	2020			2019

B. Separate Account Guaranteed	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

(1) Subject to discretionary withdrawal, surrender value, or policy loans:
a. Term Policies with Cash Value	$-	$-	$-	$-	$-	$-
b. Universal Life	-	-	-	-	-	-
c. Universal Life with Secondary Guarantees	-	-	-	-	-	-
d. Indexed Universal Life	-	-	-	-	-	-
e. Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
f. Indexed Life	-	-	-	-	-	-
g. Other Permanent Cash Value Life Insurance	-	-	-	-	-	-
h. Variable Life	-	-	-	-	-	-
i. Variable Universal Life	-	-	-	-	-	-
j. Miscellaneous Reserves	-	-	-	-	-	-
(2) Not subject to discretionary withdrawal or no cash values:
a. Term policies without Cash Value	XXX	XXX	-	XXX	XXX	-
b. Accidental Death Benefits	XXX	XXX	-	XXX	XXX	-
c. Disability—Active Lives	XXX	XXX	-	XXX	XXX	-
d. Disability—Disabled Lives	XXX	XXX	-	XXX	XXX	-
e. Miscellaneous Reserves	XXX	XXX	-	XXX	XXX	-

(3) Total (gross: direct + assumed)	-	-	-	-	-	-

(4) Reinsurance ceded	-	-	-	-	-	-

(5) Total (net) (3) - (4)	$-	$-	$-	$-	$-	$-

	2020			2019

C. Separate Account Nonguaranteed	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

(1) Subject to discretionary withdrawal, surrender value, or policy loans:
a. Term Policies with Cash Value	$-	$-	$-	$-	$-	$-
b. Universal Life	-	-	-	-	-	-
c. Universal Life with Secondary Guarantees	-	-	-	-	-	-
d. Indexed Universal Life	-	-	-	-	-	-
e. Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
f. Indexed Life	-	-	-	-	-	-
g. Other Permanent Cash Value Life Insurance	-	-	-	-	-	-
h. Variable Life	-	-	-	-	-	-
i. Variable Universal Life	607	607	607	490	490	490
j. Miscellaneous Reserves	-	-	-	-	-	-
(2) Not subject to discretionary withdrawal or no cash values:
a. Term policies without Cash Value	XXX	XXX	-	XXX	XXX	-
b. Accidental Death Benefits	XXX	XXX	-	XXX	XXX	-
c. Disability—Active Lives	XXX	XXX	-	XXX	XXX	-
d. Disability—Disabled Lives	XXX	XXX	-	XXX	XXX	-
e. Miscellaneous Reserves	XXX	XXX	-	XXX	XXX	-

(3) Total (gross: direct + assumed)	607	607	607	490	490	490

(4) Reinsurance ceded	-	-	-	-	-	-

(5) Total (net) (3) - (4)	$607	$607	$607	$490	$490	$490

11. PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations at December 31 are as follows:

	2020		2019
		Net of		Net of
	Gross	Loading	Gross	Loading

Ordinary renewal	$1,493	$1,493	$1,569	$1,569

12. SUBSEQUENT EVENTS

There have been no events occurring subsequent to the close of the books or accounts that would have a material effect on the financial condition of the Company. Subsequent events have been considered through April 12, 2021, the date the statutory-basis financial statements were available to be issued.

*  *  *  *  *  *

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

BALANCE SHEETS—STATUTORY-BASIS

AS OF DECEMBER 31, 2019 AND 2018

(Amounts in thousands of US Dollars, except share amounts)

	2019	2018

ADMITTED ASSETS

Cash and Invested Assets:
Bonds	$734,126	$756,902
Preferred stocks	34,657	33,913
Mortgage loans on real estate	12,988	-
Cash, cash equivalents, and short-term investments	13,790	36,482
Policy loans	12,261	12,830
Other invested assets	47,240	18,448

Total cash and invested assets	855,062	858,575

Accrued investment income	6,033	5,941
Deferred and uncollected life premiums—net of loading of $0 and $0 at December 31, 2019 and 2018, respectively	1,569	1,592
Reinsurance recoverable	1,864	2,231
Net deferred tax asset	5,019	3,968
Other assets	1,601	2,424
Separate account assets	749	619

Total admitted assets	$871,897	$875,350

LIABILITIES AND CAPITAL AND SURPLUS

Liabilities:
Policy and contract liabilities:
Life, annuity and accident & health reserves	$708,439	$724,073
Policy and contract claims	7,950	6,975
Policyholders’ funds	10,072	10,909

Total policy and contract liabilities	726,461	741,957

Other amounts payable on reinsurance	260	342
Interest maintenance reserve	8,587	7,690
Commissions and expense allowances on reinsurance assumed	(104)	(125)
Accounts payable and general expenses due and accrued	11,559	6,547
Current federal income taxes	1,462	1,236
Amounts withheld or retained by company as agent or trustee	609	593
Remittances not allocated	(29)	1,016
Asset valuation reserve	8,742	7,105
Reinsurance in unauthorized and certified companies	2,086	2,907
Funds held under reinsurance treaties	3,141	3,181
Payable to parent and affiliates	404	339
Payable for securities	3,463	-
Other liabilities	1,330	1,895
Separate account liabilities	749	619

Total liabilities	768,720	775,302

Captial and Surplus:
Common stock, $4.55 par value—authorized, 1,100,000 shares; issued and outstanding, 550,000 shares	2,503	2,503
Paid-in surplus	71,546	71,546
Unassigned surplus	29,128	25,999

Total capital and surplus	103,177	100,048

Total liabilites and capital and surplus	$871,897	$875,350

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Amounts in thousands of US Dollars)

	2019	2018

PREMIUMS AND OTHER REVENUES:
Life and annuity premiums	$10,975	$12,182
Consideration for supplementary contracts with life contingencies	409	1,024
Net investment income	43,435	41,541
Amortization of interest maintenance reserve	1,759	1,762
Commissions and expense allowances on reinsurance ceded	1,218	273
Other revenues—net	(555)	(339)

Total premiums and other revenues	57,241	56,443

BENEFITS PAID OR PROVIDED:
Death benefits	9,181	10,525
Annuity benefits	7,734	9,645
Surrender benefits and withdrawals	26,219	27,279
Payments on supplementary contracts with life contingencies	1,322	1,326
Interest and adjustments on contract or deposit-type contract funds	(104)	(1,422)
Increase in life, annuity and accident & health reserves	(15,634)	(11,151)
Other benefits	602	126

Total benefits paid or provided	29,320	36,328

INSURANCE EXPENSES AND OTHER:
Commissions and expense allowances	628	(265)
General insurance expenses	9,226	6,298
Insurance taxes, licenses, and fees	1,717	1,229
Net transfer to or (from) separate accounts	(71)	14
Other	(321)	(5)

Total insurance expenses and other	11,179	7,271

GAIN (LOSS) FROM OPERATIONS BEFORE FEDERAL INCOME TAXES AND NET REALIZED CAPITAL LOSSES	16,742	12,844

FEDERAL INCOME TAXES	3,562	3,916

GAIN (LOSS) FROM OPERATIONS BEFORE NET REALIZED CAPITAL LOSSES	13,180	8,928

NET REALIZED CAPITAL LOSSES	(268)	(225)

NET GAIN (LOSS)	$12,912	$8,703

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(amounts in thousands of US Dollars)

			Unassigned	Total
	Common	Paid-In	Surplus	Capital and
	Stock	Surplus	(Deficit)	Surplus

BALANCES—DECEMBER 31, 2017	2,503	$71,546	$11,469	$85,518

Net gain	-	-	8,703	8,703

Change in unrealized capital gains, less capital gains tax of $(48)	-	-	(179)	(179)

Change in net deferred income tax	-	-	1,910	1,910

Change in nonadmitted assets	-	-	(35)	(35)

Change in liability for reinsurance in unauthorized and certified companies	-	-	13,624	13,624

Change in asset valuation reserve	-	-	(959)	(959)

Dividend to stockholder	-	-	(8,535)	(8,535)

BALANCES—DECEMBER 31, 2018	2,503	71,546	25,999	100,048

Net gain	-	-	12,912	12,912

Change in unrealized capital gains, less capital gains tax of $137	-	-	517	517

Change in net deferred income tax	-	-	997	997

Change in nonadmitted assets	-	-	(475)	(475)

Change in liability for reinsurance in unauthorized and certified companies	-	-	820	820

Change in asset valuation reserve	-	-	(1,637)	(1,637)

Dividend to stockholder	-	-	(10,005)	(10,005)

BALANCES—DECEMBER 31, 2019	2,503	$71,546	$29,128	$103,177

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOW—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(amounts in thousands of US Dollars)

	2019	2018

OPERATIONS:
Premiums collected net of reinsurance	$11,408	$12,996
Net investment income received	41,660	39,685
Miscellaneous income	1,642	14,268
Benefits and losses paid	(45,303)	(50,341)
Net transfers from separate accounts	71	(14)
Commissions and expenses paid	(5,848)	(4,175)
Federal income taxes received (paid)	(4,282)	(7,284)

Net cash provided by (used in) operations	(652)	5,135

INVESTMENT ACTIVITIES:
Proceeds from sales, maturities, or repayments of investments:
Bonds	189,714	305,628
Stocks	17,399	6,108
Mortgage loans on real estate	25	-
Other invested assets	2,946	475
Miscellaneous proceeds	3,703	-

Total investment proceeds	213,787	312,211

Cost of investments acquired:
Bonds	162,035	266,214
Stocks	17,926	28,796
Mortgage loans on real estate	13,013	-
Other invested assets	30,919	9,488

Total cost of investments acquired	223,893	304,498

Change in policy loans	(531)	(861)

Net cash provided by (used in) investment activities	(9,575)	8,574

FINANCING AND MISCELLANEOUS ACTIVITIES:
Other provided (applied):
Net inflow (withdrawal) on deposit type contracts	(837)	(177)
Dividends to stockholder	10,005	8,535
Other cash provided (applied)	(1,623)	(3,327)

Net cash provided by (used in) financing and miscellaneous activities	(12,465)	(12,039)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	(22,692)	1,670

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:
Beginning of year	36,482	34,812

End of year	$13,790	$36,482

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Amounts in thousands of US Dollars)

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Wilton Reassurance Life Company of New York (the Company or WRNY) is a stock life insurance company organized in 1955 under the laws of the State of New York. The Company operates predominantly in the individual life business, as well as the group and individual annuity business of the life insurance industry and is licensed in all 50 states, the District of Columbia and the U.S. Virgin Islands, although, historically, its marketing efforts have been concentrated in the State of New York. The Company currently has no employees and currently writes no new primary insurance policies.

The Company is a wholly owned subsidiary of Wilton Reassurance Company (WRAC) which, in turn is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (Wilton Re U.S.). All but a de minimis portion of the economic interests and 100% of the voting interests of Wilton Re U.S. are held or controlled by Wilton Re U.S. Holdings Trust, an Ontario trust (the Wilton Re Trust). In turn, all economic interests associated with the Wilton Re Trust accrue to Wilton Re Ltd. (WRL), a non-insurance holding company registered in Nova Scotia, Canada. WRL is deemed the ultimate parent corporation in the Company’s holding company system.

The Company is party to a services agreement (the Services Agreement) with its affiliate, Wilton Re Services, Inc. (Wilton Re Services), pursuant to which Wilton Re Services provides certain accounting, actuarial and administrative services.

Use of Estimates—The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The Company is subject to the risk that interest rates will change and cause changes in investment prepayments and decreases in the value of its investments. Policyholder persistency is also affected by changes in interest rates. To the extent that fluctuations in interest rates cause the cash flows and duration of assets and liabilities to differ from product pricing assumptions, the Company may have to sell assets prior to their maturity and realize a loss.

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

Important accounting practices prescribed by the Department and the more significant variances from GAAP are:

Investments—Investments in bonds, common stocks and preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments are designated at purchase as trading and reported at fair value, with unrealized holding gains and losses reported in operations. Fair value for statutory purposes, as with GAAP, is based on quoted market prices while the fair value of private placements and credit tenant loans is obtained from independent third party dealers.

For statutory purposes, all securities that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), are adjusted using the retrospective method when there is a change in estimated future cash flows. For loan-backed or structured securities if it is determined that an other-than-temporary credit impairment has occurred, the amortized cost basis of the security is written down to the present value of estimated future cash flows discounted using the original effective interest rate inherent in the security. For all other investments in bonds and stocks, the retrospective method is used. If it is determined that a decline in fair value is other than temporary or the Company has the intent to sell, the cost basis of the security is written down to fair value. For GAAP, no other-than-temporary impairments are recognized as all securities are recorded at fair value through operations.

Valuation Reserves—Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to expected maturity of the individual security sold. That net deferral is recorded by the Company as the interest maintenance reserve (IMR) in the accompanying balance sheets—statutory basis. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations—statutory basis on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The asset valuation reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Value of Business Acquired (VOBA)—The excess statutory reserves assumed over the fair value of assets transferred in connection with the acquisition of blocks of business via reinsurance transactions is expensed. For GAAP, an intangible asset referred to as VOBA is established representing the contractual right to receive future profits from the acquired insurance policies or reinsurance contracts. The Company amortizes VOBA in proportion to premiums for traditional life products and in proportion to estimated gross profits (EGPs) for interest sensitive life products. The EGPs and related amortization of VOBA for interest sensitive life products are updated (unlocked) periodically to reflect revised assumptions for lapses, mortality and investment earnings. The Company performs periodic tests to establish that VOBA associated with traditional life products remains recoverable, and if financial performance significantly deteriorates to the point where VOBA is not recoverable, a cumulative charge to current operations will be recorded.

Nonadmitted Assets—Certain assets designated as “nonadmitted,” principally past-due agents’ balances, deferred taxes, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets—statutory basis and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheets—statutory basis to the extent these assets are not impaired.

Universal Life and Annuity Policies—Revenues for universal life and annuity policies with mortality risk consist of the entire premium received and benefits incurred, and represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality risk are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Life and Annuity Reserves—Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance—A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets, as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs, as would be required under GAAP.

Deferred Income Taxes—The recoverability of deferred tax assets is evaluated and when considered necessary, a statutory valuation allowance is established to reduce the deferred tax asset to an amount which is more likely than not to be realized. Adjusted gross deferred tax assets are admitted in an amount equal to the sum of: (a) federal income taxes paid in prior years that can be recovered through loss carry-backs for existing temporary differences not to exceed three years from the balance sheet date; (b) the lesser of: (i) the remaining gross deferred tax assets expected to be realized in a timeframe consistent with NAIC standards; or (ii) a percentage of surplus consistent with NAIC standards, excluding any net deferred tax assets, electronic data processing (EDP) equipment and operating software; and (c) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted.

Under GAAP, state taxes are included in the computation of deferred taxes and a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

Statements of Cash Flow—Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with maturities at acquisition of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with maturities at acquisition of three months or less.

A reconciliation of net gain (loss) and capital and surplus of the Company as determined in accordance with statutory accounting practices to amounts determined in accordance with GAAP is as follows:

	Net Gain (Loss)		Capital and Surplus
	Year Ended December 31		As of December 31
	2019	2018	2019	2018

Statutory-basis amounts	$12,912	$8,703	$103,177	$100,048
Add (deduct) adjustments:
Premiums—net of reinsurance and loading	(8,762)	(9,860)	(830)	(945)
Policy fees and charges	8,746	9,036	-	-
Investment adjustments to fair value	46,472	(41,080)	56,828	10,773
Amortization of VOBA	(2,114)	1,692	27,556	29,670
Policyholder benefits	8,352	10,657	-	-
Surrenders and withdrawals	25,804	26,695	-	-
Interest credited to policyholders	(25,177)	(27,057)	11	(3)
Reserves—net of ModCo receivable	(12,936)	(9,444)	49,188	53,100
Realized gains	3,118	(266)	-	-
Deferred taxes	(7,601)	10,140	(32,770)	(24,310)
IMR/AVR	(1,759)	(1,762)	17,328	14,795
Reinsurance in unauthorized companies	-	-	2,086	2,907
Non admitted assets	-	-	10,981	10,506
Prepaid reinsurance	(15)	54	889	874
Other	1	1	22	15

GAAP-basis amounts	$47,041	$(22,491)	$234,466	$197,430

Other significant accounting practices are as follows:

Investments—Bonds, preferred stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

●

Bonds not backed by other loans are stated at amortized cost using the interest (constant yield) method. For other-than-temporary impairments, the cost basis of the bond is written down to fair value as a new cost basis and the amount of the write down is accounted for as a realized loss.

●

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest (constant yield) method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

●

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value. There are no restrictions on common or preferred stock.

●	Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

●	Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage Loans on real estate are stated at their aggregate unpaid balances, excluding accrued interest.

The Company has minority ownership investments in limited partnerships, which are classified as other invested assets on the balance sheets - statutory-basis. The Company values these interests based on its proportionate share of the underlying audited GAAP equity of the investee or, if audited GAAP basis financial statements are not available for the investee, may be recorded based on the underlying audited U.S tax basis equity, in accordance with SSAP No. 48—Joint Ventures, Partnerships and Limited Liability Companies.

The investment is recorded at cost, plus subsequent capital contributions, and adjusted for the Company’s share of the investee’s audited GAAP basis earnings or losses and other equity adjustments, less distributions received. Distributions are recognized in net investment income to the extent they are not in excess of the undistributed accumulated earnings attributed to the investee. Distributions in excess of the undistributed accumulated earnings reduce the Company’s basis in the investment.

Policy loans are reported at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rates.

Realized capital gains and losses are determined using the first in first out (FIFO) method.

Changes in admitted asset carrying amounts are credited or charged directly to unassigned surplus, net of taxes.

Premiums and Related Costs—Life and accident and health premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, also are recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. Commissions and other costs applicable to the acquisition of policies are charged to operations as incurred.

Benefits—Life, annuity and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that are intended to provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by the Department. Where the Company employs mean reserving, the Company waives the deduction of deferred fractional premiums on the death of life and annuity policy insureds. The Company returns any unearned premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The liability for future policy benefits provides amounts adequate to discharge estimated future obligations on policies in force. Reserves for life policies are computed principally by the Net Level Reserve Method and the Commissioners’ Reserve Valuation Method using interest rates (2.25% to 6.00%) and mortality assumptions (Commissioners’ Standard Ordinary mortality tables, 1941, 1958, 1980 and 2001) as prescribed by regulatory authorities.

The Company typically uses interpolated terminal reserves to adjust the calculated terminal reserve to the appropriate reserve. Interpolated terminal reserves are determined by interpolating between the appropriate terminal reserves and adding the fractional portion of the valuation net premium from the valuation date to the policyholder’s next premium due date. The Company may also use mean reserving if the valuation has not been transferred from the acquired company’s valuation.

The Company charges extra premiums for substandard lives, either as a table rating or as a flat extra premium. For substandard table ratings, both premiums and valuation mortality rates are multiplied by a fixed percentage that ranges from 125% to 500% of standard mortality rates. For flat extra ratings, reserves are increased by the unearned portion of the annual flat extra premium received.

The Company establishes additional reserves when the results of the annual asset adequacy analysis indicate the need for such reserves. The Company maintained net asset adequacy reserves of $40,000 and $43,000 at December 31, 2019 and 2018, respectively. The change in this reserve, included in the statements of operations – statutory-basis, was a decrease of $3,000 and an increase of $1,000 for 2019 and 2018, respectively, which was recorded in Increase in life, annuity and accident & health reserves.

As of December 31, 2019 and 2018, reserves of $7,786 and $9,447, respectively, were recorded on inforce amounts of $967,647 and $1,091,981, respectively, for which gross premiums are less than the net premiums according to the standard of valuation required by the Department. The Company anticipates investment income as a factor in the premium deficiency calculation.

Tabular interest has been determined by formula as described in the Annual Statement Instructions, adjusted to reflect fractional years of interest for material reinsurance transactions. The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balance less applicable surrender charges.

Claim Reserves—Policy and contract claims are amounts due on claims, which were incurred as of December 31, but have not yet been paid. The accrual has two components: 1) claims in process of settlement as of December 31 and 2) claims not yet reported but estimable based on historical trend review of the claims reported after December 31 relating to claims incurred as of December 31.

Claims in the contestable period are reported at their full face value.

Federal Income Taxes—Federal income taxes are charged or credited to operations based on amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted tax rates and laws, subject to certain limitations and are recorded in surplus.

Reinsurance—Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Accounting Changes— In November 2018, the NAIC adopted updates to SSAP No. 51R, Life Contracts, SSAP No. 52, Deposit type Contracts, and SSAP No. 61R, Life, Deposits and Accident and Health Reinsurance, which adds life liquidity disclosures and expands the variable annuity liquidity disclosures. The Company has provided all required disclosures.

2.	PRESCRIBED AND PERMITTED STATUTORY ACCOUNTING PRACTICES

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has

been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these statutory-basis financial statements.

The state of New York may adopt certain prescribed practices that differ from those found in NAIC SAP. New York regulation 172 requires the Company to record a write-in asset of $889 and $874 related to the gross premiums for reinsurance paid beyond the paid-to date of the underlying policy at December 31, 2019 and 2018, respectively. These amounts would be refunded to the Company by the reinsurer in the event of policy termination.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of New York is shown below:

	2019	2018

Net gain (loss), State of New York basis	$12,912	$8,703
State prescribed practices (income)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	(15)	54

Net gain (loss), NAIC SAP	$12,897	$8,757

Statutory capital and surplus, State of New York basis	$103,177	$100,048
State prescribed practices (surplus)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	(889)	(874)

Statutory capital and surplus, NAIC SAP	$102,288	$99,174

3.	INVESTMENTS

The carrying value, fair value and related unrealized gains and losses of the Company’s investments in bonds, preferred and common stocks are summarized as:

	Carrying Value	Gross Unrealized		Fair Value
At December 31, 2019		Gains	Losses

U.S. government and agencies	$33,164	$3,417	$(175)	$36,406
State and political subdivisions	52,344	10,432	-	62,776
Foreign sovereign	3,192	89	-	3,281
Corporate securities	289,540	27,972	(1,091)	316,421
Residential mortgage-backed securities	58,868	3,907	(87)	62,688
Commercial mortgage-backed securities	66,192	5,212	(151)	71,253
Asset backed securities	104,232	6,073	(443)	109,862
Collateralized debt obligations	126,594	1,068	(3,321)	124,341

Total bonds	734,126	58,170	(5,268)	787,028

Preferred stocks	34,657	1,824	(26)	36,455

Total	$768,783	$59,994	$(5,294)	$823,483

	Carrying Value	Gross Unrealized		Fair Value
At December 31, 2018		Gains	Losses

U.S. government and agencies	$41,732	$1,767	$(584)	$42,915
State and political subdivisions	57,828	6,328	(343)	63,813
Foreign sovereign	3,143	26	(216)	2,953
Corporate securities	302,394	10,615	(10,374)	302,635
Residential mortgage-backed securities	69,013	2,363	(1,187)	70,189
Commercial mortgage-backed securities	82,374	2,039	(1,495)	82,918
Asset backed securities	119,117	3,708	(1,053)	121,772
Collateralized debt obligations	81,301	849	(2,775)	79,375

Total bonds	756,902	27,695	(18,027)	766,570

Preferred stocks	33,913	173	(1,391)	32,695

Total	$790,815	$27,868	$(19,418)	$799,265

At December 31, 2019 and 2018, bonds with an admitted asset value of $8,922 and $10,060, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The following table shows gross unrealized losses and fair values of bonds and preferred stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
At December 31, 2019	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. government and agencies	$398	$(2)	$1,826	$(173)	$2,224	$(175)
Corporate securities	9,979	(158)	17,645	(933)	27,624	(1,091)
Residential mortgage-backed securities	8,265	(40)	2	(47)	8,267	(87)
Commercial mortgage-backed securities	3,503	(100)	158	(51)	3,661	(151)
Asset backed securities	13,397	(128)	3,056	(315)	16,453	(443)
Collateralized debt obligations	44,290	(1,371)	40,728	(1,950)	85,018	(3,321)

Total bonds	79,832	(1,799)	63,415	(3,469)	143,247	(5,268)

Preferred stocks	3,538	(26)	-	-	3,538	(26)

Total	$83,370	$(1,825)	$63,415	$(3,469)	$146,785	$(5,294)

	Less Than 12 Months		12 Months or More		Total
At December 31, 2018	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. government and agencies	$2,658	$(51)	$13,759	$(533)	$16,417	$(584)
State and political subdivisions	4,644	(291)	447	(52)	5,091	(343)
Foreign sovereign	-		1,927	(216)	1,927	(216)
Corporate securities	167,563	(8,223)	18,462	(2,151)	186,025	(10,374)
Residential mortgage-backed securities	11,938	(480)	17,788	(707)	29,726	(1,187)
Commercial mortgage-backed securities	31,625	(646)	14,947	(849)	46,572	(1,495)
Asset backed securities	38,935	(655)	15,496	(398)	54,431	(1,053)
Collateralized debt obligations	58,267	(2,696)	3,510	(79)	61,777	(2,775)

Total bonds	315,630	(13,042)	86,336	(4,985)	401,966	(18,027)

Preferred stocks	23,104	(1,391)	-	-	23,104	(1,391)

Total	$338,734	$(14,433)	$86,336	$(4,985)	$425,070	$(19,418)

Management regularly reviews (at least quarterly) the value of the Company’s investments. If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline in value. To make this determination for each security, the following is considered:

–	The length of time and extent to which the fair value has been below its cost;

–	The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential;

–	Management’s intent and ability to hold the security long enough for it to recover its value;

–	Valuation guidelines expressed in the applicable Statements of Statutory Accounting Principles;

–	Any downgrades of the security by a rating agency; and

–	Any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

Based on that analysis, management makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, an impairment charge is recorded within net realized capital gains (losses) in the statements of operations – statutory-basis in the period the determination is made.

The Company recognized $0 and $38 of other-than-temporary impairments for the years ended December 31, 2019 and 2018, respectively.

A summary of the carrying value and fair value of the Company’s investments in bonds at December 31, 2019, by contractual maturity, is as follows:

	Carrying Value	Fair Value

Years to maturity:
0–1 year	$5,616	$5,722
1–5 years	47,895	50,186
5–10 years	67,039	72,384
10–20 years	89,965	103,898
over 20 years	167,725	186,694
Asset-backed securities	104,232	109,862
Mortgage-backed securities	125,060	133,941
Collateralized debt obligations	126,594	124,341

Total	$734,126	$787,028

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Mortgage Loans on Real Estate—The Company’s Commercial Mortgage Loan (CML) portfolio is collateralized by a variety of commercial real estate property types located across the United States. The geographic distribution of the CML portfolio as of December 31, 2019, is shown below. No other state represented more than 5% of the portfolio.

Percentage of Loan Portfolio Book Adjusted Carry Value (BACV)	% of Total

Texas	78.1%
North Carolina	21.9

The types of properties collateralizing the CMLs as of December 31, 2019, are as follows:

Percentage of Loan Portfolio BACV	% of Total

Industrial	61.6%
Multi-family	21.9
Lodging	16.5

Total	100.0%

The maximum percentage of any one loan to the value of security at December 31, 2019, exclusive of insured, guaranteed, or purchase money mortgages, was 62.2%.

The contractual maturities of the CML portfolio as of December 31, 2019, are as follows:

	Carry Value	Percent

2019	$0	0.0%
2020	0	0.0%
2021	0	0.0%
2022	0	0.0%
2023	0	0.0%
Thereafter	12,988	100.0%

Total	$12,988	100.0%

During 2019, three new mortgage loans were originated and in 2018 the Company had no mortgage loan holdings. The Company’s recorded investment in mortgage loans totaled $12,988 and $0 as of December 31, 2019 and December 31, 2018, respectively, and consisted entirely of loans classified as “commercial mortgages-all other”. No interest rates were reduced on outstanding mortgage loans during 2019. During 2019, the Company incurred no impairments on mortgage loans.

The Company’s CML portfolio has been classified based on NAIC commercial mortgage loan ratings which are calculated based on loan-to-value and debt service coverage. The rating system classifies loans into the following categories: CM1, CM2, CM3, CM4, CM5, CM6 and CM7 with those rated CM1 having the highest ratings. Commercial mortgage loans rated CM1 though CM5 are performing. Commercial mortgage loans rated CM 6 and CM7 are not performing. Classification of the Company’s mortgage loan portfolio as of December 31, 2019 is shown in the table below:

Carrying Value

CM1 - Very good	$12,988
CM2 - Good	-
CM3 - Acceptable	-
CM4 - Potential weakness	-
CM5 - Severe weakness	-
CM6 - 90+ days delinquent	-
CM7 - In process of foreclosure	-

Total mortgage loans on real estate	$12,988

Separately from the above designations, at least annually, the Company’s management evaluates various metrics of each loan, including, but not limited to, payment history, loan to value, debt service coverage, vacancy, and location. The portfolio is also reviewed for other-than-temporary impairments quarterly.

At December 31, 2019, the Company’s mortgage loan balances are classified as current.

Major categories of the Company’s net investment income are summarized as follows:

	2019	2018
Income:
Bonds	$39,793	$39,565
Preferred stocks	2,287	1,048
Commercial mortgage loans	84	-
Policy loans	1,075	1,375
Other invested assets	2,038	775
Short-term investments and cash	447	345
Other income	-	1

Total investment income	45,724	43,109
Expenses:
Investment expenses	2,134	1,372
Interest on funds held under reinsurance treaties	155	196

Total investment expenses	2,289	1,568

Net investment income	$43,435	$41,541

The proceeds from sales, maturities, and transfers of investments in bonds, preferred stocks, and mortgage loans, and the related capital gains and losses are as follows:

	Year Ended December 31
Proceeds	2019	2018

Bonds:
Proceeds from sales	$166,956	$300,372
Proceeds from dispositions other than sales	22,758	5,256

Total proceeds	$189,714	$305,628

Stocks:
Proceeds from sales	$11,452	$6,108
Proceeds from dispositions other than sales	5,947	-

Total proceeds	$17,399	$6,108

Mortgage loans on real estate:
Proceeds from sales	$-	$-
Proceeds from dispositions other than sales	25	-

Total proceeds	$25	$-

Realized gains and losses

Bonds:
Gross realized capital gains on sales	$4,072	$3,091
Gross realized capital losses on sales	(1,008)	(3,315)

Net realized capital gains (losses) on sales	3,064	(224)

Impairments	-	(38)

Total	3,064	(262)

Preferred stocks—Gross realized capital (losses) gains on sales	176	(288)

Other invested assets—Gross realized capital (losses) gains on sales	94	-

Realized capital gains before federal income taxes and transfer to IMR	3,334	(550)

Amount transferred to IMR	(2,655)	380
Federal income tax expense	(947)	(54)

Net realized capital gains (losses)	$(268)	$(225)

Credit Risk Concentration—The Company had no investment in corporate entities that exceeded 10% of capital and surplus at December 31, 2019.

4.	FAIR VALUES

The following methods and assumptions were used by the Company in estimating the fair value of financial instruments in the accompanying financial statements and notes thereto:

Cash, Cash Equivalents, and Short-Term Investments—The carrying amounts reported in the accompanying balance sheets – statutory-basis for these financial instruments approximate their fair values.

Investment Securities—Fair values for investment securities are based on market prices, or in the absence of published unit prices, or when amortized cost is used as the unit price, quoted market prices by other third party organizations, where available. In some cases, such as private placements and certain mortgage-backed and asset backed securities, fair values are based on discounted expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

Mortgage Loans on Real Estate—Fair values were determined by discounting expected cash flows based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics were aggregated in the calculations.

Other Invested Assets—Other invested assets are comprised of private equity interests and limited partnerships. The carrying amounts represent the Company’s share of the entity’s underlying equity and approximate their fair values. Limited partnership interests are determined by the net asset values of the Company’s ownership interest as provided in the financial statements of the investees.

Policy Loans—Policy loans typically carry an interest rate that is tied to the crediting rate applied to the related policy, and contract reserves, which approximates fair value.

Annuities-Deferred and Without Life Contingencies—Fair values for the Company’s annuities-deferred and without life contingencies are estimated using discounted cash flow calculations using interest rates equal to the risk-free rate plus a credit spread based on the Company’s credit rating.

The fair values of the Company’s liabilities for insurance contracts other than annuities-deferred and without life contingencies are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. These fair value estimates are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including noninvestment-type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Company’s liability.

The following table presents the carrying values and fair values of the Company’s financial instruments:

	December 31
	2019		2018
	Carrying	Fair	Carrying	Fair
Assets/Liabilities	Value	Value	Value	Value

Financial assets:
Bonds	$734,126	$787,028	$756,902	$766,570
Preferred stocks	34,657	36,455	33,913	32,696
Cash, cash equivalents and short term investments	13,790	13,790	36,482	36,482
Commercial mortgage loans	12,988	13,156	-	-
Policy loans	12,261	12,261	12,830	12,830
Other invested assets*	19,854	21,813	10,145	12,484
Separate account assets	749	749	619	619

Financial liabilities:
Annuities–deferred and without life contingencies	$527,237	$646,124	$535,315	$605,730
Separate account liabilities	749	749	619	619

*Excludes investments accounted for under the equity method. Prior year amounts

The Company determines the fair value of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and prioritize observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and, where appropriate, risk margins.

The Company has categorized its financial assets and liabilities based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Fair value of financial assets and liabilities are categorized as follows:

Level 1—Unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial investments included in Level 1 are listed equities, money market funds, U.S. Treasury Securities and non-interest bearing cash.

Level 2—Pricing inputs other than quoted prices in active markets which are either directly or indirectly observable as of the reporting date, and fair value determined through the use of models or other valuation methods. Such inputs may include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. Level 2 valuations may be obtained from independent sources for identical or comparable assets or through the use of valuation methodologies using observable market-corroborated inputs. Prices from third party pricing services are validated through analytical reviews. Financial instruments in this category include publicly traded issues such as U.S. and foreign corporate securities, and residential and commercial mortgage backed securities, among others.

Level 3—Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability. Market standard techniques for determining the estimated fair value of certain securities that trade infrequently may rely on inputs that are not observable in the market or cannot be derived from or corroborated by market observable data. Prices are determined using valuation methodologies such as discounted cash flow models and other techniques. Management believes these inputs are consistent with what other market participants would use when pricing similar assets.

The Company has a limited number of assets and liabilities that are measured and reported at fair value in the balance sheets – statutory-basis.

The Company owns a limited number of corporate bonds, preferred stocks and hybrid securities that are in or near default and as such are rated 6 by the NAIC. These securities are required to be reported at the lower of fair value or amortized cost. The fair values of these publicly-traded securities are based on quoted market prices from widely used pricing sources such as ICE Data Services\IDC (Interactive Data Corp) or Refinitiv (formerly known as Reuters\EJV), and also may be obtained from independent third party dealers. These securities fall within Level 2 of the fair value hierarchy.

The carrying value and fair value of the Company’s financial instruments as of December 31, 2019 and 2018 were as follows:

	Carrying	Fair
December 31, 2019	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$33,164	$36,406	$10,076	$26,330	$-
State and political subdivisions	52,344	62,776	-	57,017	5,759
Foreign sovereign	3,192	3,281	-	3,281	-
Corporate securities	289,540	316,421	-	291,373	25,048
Residential mortgage-backed securities	58,868	62,688	-	62,688	-
Commercial mortgage-backed securities	66,192	71,253	-	71,253	-
Asset backed securities	104,232	109,862	-	87,831	22,031
Collateralized debt obligations	126,594	124,341	-	113,692	10,649

Total bonds	734,126	787,028	10,076	713,465	63,487

Preferred stocks	34,657	36,455	-	36,455	-
Cash, cash equivalents, and short-term investments	13,790	13,790	13,790	-	-
Other invested assets*	19,854	21,813	-	4,070	17,743
Commercial mortgage loans	12,988	13,156	-	-	13,156
Policy loans	12,261	12,261	-	-	12,261
Separate accounts	749	749	-	749	-

Total financial assets	$828,425	$885,252	$23,866	$754,739	$106,647

Financial liabilities—annuities-deferred and without life contingencies	$527,237	$646,124	$-	$-	$646,124
Separate accounts	749	749	-	749	-

Total financial liabilities	$527,986	$646,873	$-	$749	$646,124

* Excludes limited partnership investments of $27,386 accounted for under the equity method.

	Carrying	Fair
December 31, 2018	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$41,732	$42,915	$18,993	$23,922	$-
State and political subdivisions	57,828	63,813	-	59,000	4,813
Foreign sovereign	3,143	2,953	-	2,953	-
Corporate securities	302,394	302,635	-	279,553	23,082
Residential mortgage-backed securities	69,013	70,189	-	70,189	-
Commercial mortgage-backed securities	82,374	82,918	-	82,918	-
Asset backed securities	119,117	121,772	-	98,501	23,271
Collateralized debt obligations	81,301	79,375	-	68,636	10,739

Total bonds	756,902	766,570	18,993	685,672	61,905

Preferred stocks	33,913	32,696	-	32,696	-
Cash, cash equivalents, and short-term investments	36,482	36,482	36,482	-	-
Other invested assets*	10,145	12,484	-	-	12,484
Policy loans	12,830	12,830	-	-	12,830
Separate accounts	619	619	-	619	-

Total financial assets	$850,891	$861,681	$55,475	$718,987	$87,219

Financial liabilities—annuities-deferred and without life contingencies	$535,315	$605,730	$-	$-	$605,730
Separate accounts	619	619	-	619	-

Total financial liabilities	$535,934	$606,349	$-	$619	$605,730

* Excludes limited partnership investments of $8,286 accounted for under the equity method to conform with the 2019 presentation of other invested assets.

We obtain our Level 3 fair value measurements from independent, third-party pricing sources. We do not develop the significant inputs used to measure the fair value of these assets, and the information regarding the significant inputs is not readily available to us. Independent broker-quoted fair values are nonbinding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants. The fair value of a broker-quoted asset is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability.

5.	REINSURANCE

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Reinsurance assumed is not significant. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The Company has various reinsurance agreements with non-affiliated third parties that enable it to limit the amount of exposure to any single insured. The per life exposure retained by the Company ranges up to $1,000.

The effect of reinsurance on life and accident & health premiums written and earned for the year ended December 31, 2019 and 2018, are as follows:

	2019	2018
	Written and	Written and
	Earned	Earned

Direct premiums	$45,132	$46,076

Assumed premiums—nonaffiliates	919	1,027

Ceded premiums:
Affiliates	(15,428)	(15,806)
Nonaffiliates	(19,648)	(19,115)

Total ceded premiums	(35,076)	(34,921)

Net premiums	$10,975	$12,182

The Company’s ceded reinsurance arrangements reduced certain other items in the accompanying statutory-basis financial statements by the following amounts:

	2019	2018

Benefits paid or provided:
Affiliates	$42,832	$38,969
Nonaffiliates	18,576	15,515

Total benefits paid or provided	$61,408	$54,484

Policy and contract liabilities:
Affiliates	$13,777	$11,091
Nonaffiliates	3,782	4,813

Total policy and contract liabilities	$17,559	$15,904

The inforce as of December 31, 2019 and 2018 is reduced by reinsurance arrangements ceded as follows:

	2019	2018

Inforce:
Affiliates	$2,588,605	$2,788,758
Nonaffiliates	4,672,084	5,070,440

Total inforce	$7,260,689	$7,859,198

Reinsurance treaties do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances would be established for amounts deemed uncollectible. At December 31, 2019 and 2018, no allowances were deemed necessary. The Company regularly evaluates the financial condition of its reinsurers. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

6.	FEDERAL INCOME TAXES

WRAC, along with its life insurance subsidiaries, files a consolidated federal income tax return. Companies included in the consolidated return are as follows:

Wilton Reassurance Company

Wilton Reassurance Life Company of New York

Texas Life Insurance Company

Wilcac Life Insurance Company

Wilco Life Insurance Company

Redding Reassurance Company 3, LLC

The method of allocation among the companies is subject to a written agreement approved by the Board of Directors. Allocation is based upon the separate return calculations with credit for net losses granted when utilized on a separate company basis or in consolidation.

Inter-company tax balances may be settled quarterly as the Company makes payments to, or receives payments from, WRAC for the amount the Company would have paid to, or received from, the Internal Revenue Service (IRS) had it not been a member of the consolidated tax group. The separate company provisions and payments are computed using the tax elections made by WRAC.

Pursuant to NY Circular Letter No. 1979-33 (December 20, 1979), in order to help assure the Company’s enforceable right to recoup federal income taxes in the event of future net losses, the Department has required that an escrow account consisting of assets eligible as an investment for the Company be established and maintained by its parent in an amount equal to the excess of the amount paid by the domestic insurer to the parent for federal income taxes over the actual payment made by the parent to the IRS. Escrow assets may be released to WRAC from the escrow account at such time as the permissible period for loss carrybacks has elapsed. The Company and WRAC established the required escrow agreement effective October 1, 2007. The escrow balance was $330 and $11,700 at December 31, 2019 and 2018, respectively.

The components of the net deferred tax asset (liability) at December 31 are as follows:

	2019			2018
	Ordinary	Capital	Total	Ordinary	Capital	Total

Gross deferred tax assets	$18,333	$3,361	$21,694	$17,562	$3,215	$20,777
Statutory valuation allowance	-	-	-	-	-	-

Adjusted gross deferred tax assets	18,333	3,361	21,694	17,562	3,215	20,777

Deferred tax asset nonadmitted	6,746	3,361	10,107	7,084	3,215	10,299

Subtotal net admitted deferred tax asset	11,587	-	11,587	10,478	-	10,478

Deferred tax liabilities	6,568	-	6,568	6,510	-	6,510

Net deferred tax asset (liability)	$5,019	$-	$5,019	$3,968	$-	$3,968

	Change During 2019
	Ordinary	Capital	Total

Gross deferred tax assets	$771	$146	$917
Statutory valuation allowance	-	-	-

Adjusted gross deferred tax assets	771	146	917

Deferred tax asset nonadmitted	(338)	146	(192)

Subtotal net admitted deferred tax asset	1,109		1,109

Deferred tax liabilities	58	-	58

Net deferred tax asset (liability)	$1,051	$-	$1,051

The amount of adjusted gross deferred tax assets admitted under SSAP No. 101 is as follows:

	2019			2018
	Ordinary	Capital	Total	Ordinary	Capital	Total

(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-	$-	$-	$-
(b) Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from	-	-	-	-	-	-
(a) above) after application of the threshold limitation	5,019	-	5,019	3,968	-	3,968
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	5,019	-	5,019	3,968	-	3,968
ii. Adjusted gross tax assets allowed per limitation threshold	-	-	14,724	-	-	14,412
(c)Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	6,568	-	6,568	6,510	-	6,510

Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$11,587	$-	$11,587	$10,478	$-	$10,478

	Change During 2019
	Ordinary	Capital	Total

a. Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-
b. Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from (a) above) after application of the threshold limitation	1,051	-	1,051
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	1,051	-	1,051
ii. Adjusted gross tax assets allowed per limitation threshold	XXX	XXX	312
c. Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	58	-	58

d. Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$1,109	$-	$1,109

Other admissibility criteria are as follows:

Description	2019	2018

Ratio percentage used to determine recovery period and threshold limitation amount	761%	868%

Amount of adjusted capital and surplus used to determine recovery period and threshold limitation in 2(b) above	$98,158	$96,079

The Company’s tax planning strategies do not include the use of reinsurance.

The Company does not currently employ tax planning strategies to recognize the admission of deferred tax assets.

There are no temporary differences for which a deferred tax liability has not been established.

Current income taxes incurred consist of the following:

	2019	2018

Current income tax expense	$3,388	$3,518
Return to provision true-up	174	398

Current income tax incurred on gain from operations	3,562	3,916

Current income tax expense on realized gains	947	54

Total current income tax expense	$4,509	$3,970

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	2019	2018	Change	Character

Deferred tax assets:
Insurance reserves	$10,388	$11,139	$(751)	Ordinary
Net operating loss carryforwards		165	(165)	Ordinary
Deferred acquisition costs	5,350	4,607	743	Ordinary
Unamortized purchase costs	92	144	(52)	Ordinary
Deferred capital losses	3,361	3,215	146	Capital
Other	2,503	1,507	996	Ordinary

Total deferred tax assets	21,694	20,777	917

Non-admitted deferred tax assets	10,107	10,299	(192)

Admitted deferred tax assets	11,587	10,478	1,109

Deferred tax liabilities:
Premium receivable	408	408	-	Ordinary
Nonaccrual of market discount	6,160	6,102	58	Ordinary

Total deferred tax liabilities	6,568	6,510	58

Net admitted deferred tax asset	$5,019	$3,968	$1,051

The change in net deferred income taxes including the tax effect of unrealized gains consists of the following:

	2019	2018	Change

Total deferred tax assets	$21,694	$20,777	$917
Total deferred tax liabilities	6,568	6,510	58

Net deferred tax asset	$15,126	$14,267	$859

Tax effect on unrealized gains			138

Change in net deferred income tax			$997

The total statutory income tax is different from that which would be obtained by applying the statutory Federal income tax rate of 21% to income before income taxes. Significant items causing these differences are as follows:

	Year Ended December 31
	2019	2018

Provisions computed at statutory rate	$3,658	$2,661
IMR	188	(450)
Return to provision adjustment	11	161
Other	(345)	(311)

Total	$3,512	$2,060

Federal income tax incurred	$4,509	$3,970
Change in net deferred income taxes	(997)	(1,910)

Total statutory income taxes	$3,512	$2,060

At December 31, 2019, the Company has no operating or capital loss carryforwards.

The Tax Act eliminated the operating loss carryback for Life Insurance companies for losses realized after 2017. Prior year taxes are not available for recoupment in the event of future net losses.

The aggregate amount of deposits reported as admitted assets under Section 6603 of the IRS Code was $0 as of December 31, 2019 and 2018.

The 2016–2019 tax years are open and subject to examination by the IRS.

7.	CAPITAL AND SURPLUS

Life/health insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2019 and 2018, the Company exceeded the RBC requirements.

WRNY is subject to statutory regulations of the state of New York. Under these regulations, the maximum amount of dividends which can be paid by a company to shareholders in any twelve month period without prior approval of the New York Department of Financial Services is restricted to the greater of 10% of surplus to policyholders as of the immediately preceding calendar year or net income less realized gains of the preceding year, which may be further limited. WRNY can pay dividends of $13,180 in 2020 without prior regulatory approval.

The Company paid dividends to its stockholder of $10,005 and $8,535 in 2019 and 2018, respectively.

8.	RELATED-PARTY TRANSACTIONS

Through the Services Agreement, Wilton Re Services provides certain accounting, actuarial and administrative services to the Company. Expenses incurred relating to this agreement amounted to $1,095 and $743 for the years ended December 31, 2019 and 2018, respectively.

The Company reported amounts payable to its affiliate, Wilton Re Services, of $404 and $339 at December 31, 2019 and 2018, respectively.

Under the Services Agreement, the Company incurs charges related to employee compensation which includes a Long-Term Incentive Program (LTIP). A vesting period of three to five years applies after which final unit values are determined based on actual performance. The Company has been allocated a share of the expense with the LTIP payable carried as a component of general expense due or accrued. Once the vesting period is complete and the LTIP awards are paid, the Company’s LTIP payable will be settled with Wilton Re Services. At December 31, 2019 and 2018, included within general expenses of the accompanying balance sheets – statutory-basis, is the Company’s payable of $10,791 and $5,741, respectively, resulting in incurred expenses of $5,050 and $3,051 for the years ended 2019 and 2018, respectively.

9.	COMMITMENTS AND CONTINGENCIES

Funding of Investments—The Company’s commitments to limited partnerships as of December 31, 2019, are presented in the following table:

	2019
	Commitment	Unfunded

Limited partnerships	$104,300	$78,234
Mortgage loans on real estate	-	-

Total	$104,300	$78,234

The Company anticipates that the majority of its current limited partnership commitments will be invested over the next five years; however, these commitments could become due any time at the request of the counterparties. The Company anticipates that the mortgage loans on real estate commitments will fund within 90 days.

Legal Proceedings—In the normal course of business, the Company is occasionally involved in litigation, principally from claims made under insurance policies and contracts. The ultimate disposition of such litigation is not expected to have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

10.	RESERVES

At December 31, 2019, the Company’s annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

A. Individual Annuities	2019
	Amount	Percent

Subject to discretionary withdrawal:

With fair value adjustment	$4,292	0.8%

At book value less current surrender charge of 5% or more	-	0.0
At fair value	194	0.0

Total with adjustment or at market value	4,486	0.8

At book value without adjustment (minimum or no charge or adjustment)	512,606	95.9
Not subject to discretionary withdrawal	17,417	3.3

Total annuity reserves and deposit fund liabilities—before reinsurance	534,509	100%

Less reinsurance ceded	2,625

Net annuity reserves and deposit fund liabilities	$531,884

B. Group Annuities	2019
	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0
At fair value	-	0.0

Total with adjustment or at market value		0.0

At book value without adjustment (minimum or no charge or adjustment)	471	100.0
Not subject to discretionary withdrawal	-	0.0

Total annuity reserves and deposit fund liabilities—before reinsurance	471	100%

Less reinsurance ceded	-

Net annuity reserves and deposit fund liabilities	$471

C. Deposit- Type Contracts (No Life Contingencies)	2019
	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0
At fair value	-	0.0

Total with adjustment or at market value		0.0

At book value without adjustment (minimum or no charge or adjustment)		0.0
Not subject to discretionary withdrawal	11,327	100.0

Total annuity reserves and deposit fund liabilities—before reinsurance	11,327	100%

Less reinsurance ceded	1,256

Net annuity reserves and deposit fund liabilities	$10,071

Of the total net annuity reserves and deposit fund liabilities of $542,426 at December 31, 2019, $542,232 is included in the general account and $194 is included in the separate account.

At December 31, 2019, the Company’s life reserves that are subject to discretionary withdrawal, surrender values, or policy loans and not subject to discretionary withdrawal or no cash value provisions are summarized as follows:

						Separate Account
			General Account			Guaranteed and Nonguaranteed
			Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

A.	Subject to discretionary withdrawal, surrender value, or policy loans:
	(1)	Term Policies with Cash Value	$-	$21,380	$37,720	$-	$-	$-
	(2)	Universal Life	304,084	300,958	312,700	-	-	-
	(3)	Universal Life with Secondary Guarantees	40,194	36,484	46,131	-	-	-
	(4)	Indexed Universal Life	-	-	-	-	-	-
	(5)	Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
	(6)	Indexed Life	-	-	-	-	-	-
	(7)	Other Permanent Cash Value Life Insurance	-	7,898	10,463	-	-	-
	(8)	Variable Life	-	-	-	-	-	-
	(9)	Variable Universal Life	-	-	-	490	490	490
	(10)	Miscellaneous Reserves	-	-	-	-	-	-
B.	Not subject to discretionary withdrawal or no cash values:
	(1)	Term policies without Cash Value	XXX	XXX	72,536	XXX	XXX	-
	(2)	Accidental Death Benefits	XXX	XXX	39	XXX	XXX	-
	(3)	Disability - Active Lives	XXX	XXX	2,943	XXX	XXX	-
	(4)	Disability - Disabled Lives	XXX	XXX	6,208	XXX	XXX	-
	(5)	Miscellaneous Reserves	XXX	XXX	153,284	XXX	XXX	-
C.	Total (gross: direct + assumed)		344,278	366,719	642,023	490	490	490
D.	Reinsurance ceded		247,591	254,251	465,765	-	-	-
E.	Total (net) (C) - (D)		96,687	112,468	176,258	490	490	490

11.	PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations at December 31 are as follows:

	2019		2018
		Net of		Net of
	Gross	Loading	Gross	Loading

Ordinary renewal	$1,569	$1,569	$1,592	$1,592

12.	SUBSEQUENT EVENTS

COVID-19

As a result of the spread of COVID-19 globally, the World Health Organization declared a global emergency on January 30, 2020. The COVID-19 pandemic could have a material adverse effect on global, national and local economies, as well as the Company. The extent to which COVID-19 impacts the Company’s results will depend on future developments.

Other than COVID-19, there have been no other events occurring subsequent to the close of the books or accounts that would have a material effect on the financial condition of the Company. Subsequent events have been considered through April 14, 2020, the date the statutory-basis financial statements were available to be issued.

* * * * * *

Wilton Reassurance Life

Company of New York

Statutory-Basis Financial Statements

as of June 30, 2021 (unaudited) and December 31, 2020, and

for the Six Months Ended June 30, 2021 and June 30, 2020 (unaudited)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS BALANCE SHEETS

AS OF JUNE 30, 2021 (unaudited) AND DECEMBER 31, 2020

(Amounts in thousands of US Dollars, except share amounts)

	2021	2020
Admitted Assets
Cash and invested assets:
Bonds	$658,566	$682,887
Preferred stocks	43,690	38,792
Common stocks	3,832	595
Mortgage loans on real estate	15,121	15,363
Cash, cash equivalents, and short-term investments	16,264	15,886
Policy loans	11,283	11,676
Other invested assets	112,045	81,337

Total cash and invested assets	860,801	846,536
Accrued investment income	5,359	5,516
Deferred and uncollected life premium, net of loading of $0 and $0 at June 30, 2021 and December 31, 2020, respectively	531	1,493
Reinsurance recoverable	11,577	13,392
Net deferred tax assets	3,995	5,366
Other assets	1,901	1,662
Separate account assets	964	964

Total admitted assets	$885,128	$874,928

Liabilities
Policy and contract liabilities
Life, annuity and accident & health reserves	$710,459	$720,072
Policy and contract claims	16,067	12,964
Policyholders’ funds	10,958	10,545

Total policy and contract liabilities	737,484	743,581

Other amounts payable on reinsurance	237	706
Interest maintenance reserve	11,210	10,591
Commissions and expense allowances on reinsurance assumed	(109)	(105)
Accounts payable and general expenses due and accrued	10,696	11,700
Current federal income taxes payable	1,118	666
Amounts withheld or retained by company as agent or trustee	652	638
Remittances not allocated	2,227	2,971
Asset valuation reserve	19,666	14,691
Reinsurance in unauthorized and certified companies	3,406	2,220
Funds held under reinsurance treaties	7,470	2,940
Payable to parent and affiliates	707	539
Payable for securities	1,108	-
Other liabilities	1,586	1,606
Separate account liabilities	964	964

Total liabilities	798,422	793,706

Capital and surplus
Common stock, $4.55 par value, 1,100,000 shares authorized; issued and outstanding, 550,000 shares	2,503	2,503
Paid-in surplus	71,546	71,546
Unassigned surplus	12,657	7,173

Total capital and surplus	86,706	81,222

Total liabilities and capital and surplus	$885,128	$874,928

See accompanying notes to the statutory-basis financial statements (unaudited)

2 | P a g e

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Amounts in thousands of US Dollars)

	2021	2020
Premiums and other revenues
Life and annuity premiums	$4,705	$5,870
Considerations for supplementary contracts with life contingencies	1,080	698
Net investment income	24,688	19,929
Amortization of interest maintenance reserve	888	816
Commissions & expense allowances on reinsurance ceded	622	430
Other revenues - net	(65)	(70)

Total premiums and other revenues	31,918	27,673

Benefits paid or provided
Death benefit	4,716	7,501
Annuity benefit	9,023	8,174
Surrender benefit and withdrawals	10,227	12,833
Payment on supplementary contracts with life contingencies	769	751
Interest and adjustments on contract or deposit-type contract funds	(220)	80
Changes in life, annuity and accident & health reserves	(9,613)	(8,667)
Other benefits	311	226

Total benefits paid or provided	15,213	20,898

Insurance expenses and other
Commissions and expenses allowances	349	188
General insurance expenses	4,374	5,589
Insurance taxes, licenses & fees	943	553
Net transfer to or (from) separate accounts	5	(19)
Other	(5)	417

Total insurance expenses and other	5,666	6,728

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	11,039	47
Income tax expenses (benefits)	843	(544)

Gain (Loss) from operations before net realized capital gains (losses)	10,196	591
Realized capital gains (losses)	381	(140)

Net gain (loss) from operations	10,577	451

See accompanying notes to statutory-basis financial statements (unaudited)

3 | P a g e

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020

(Amounts in thousands of US Dollars)

	Common Stock	Paid-In Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus

Balance - December 31, 2019	$2,503	$71,546	$29,128	$103,177

Net gain	-	-	451	451
Change in net unrealized capital gains (losses)	-	-	(1,719)	(1,719)
Change in net deferred income tax	-	-	(48)	(48)
Change in nonadmitted assets	-	-	(975)	(975)
Change in liability for reinsurance in unauthorized and certified companies	-	-	(210)	(210)
Change in asset valuation reserve	-	-	(1,393)	(1,393)

Net change in surplus for the period	-	-	(3,894)	(3,894)

Balance - June 30, 2020	$2,503	$71,546	$25,234	$99,283

Balance - December 31, 2020	$2,503	$71,546	$7,173	$81,222

Net gain	-	-	10,577	10,577
Change in net unrealized capital gains (losses)	-	-	2,277	2,277
Change in net deferred income tax	-	-	(493)	(493)
Change in nonadmitted assets	-	-	(716)	(716)
Change in liability for reinsurance in unauthorized and certified companies	-	-	(1,186)	(1,186)
Change in asset valuation reserve	-	-	(4,975)	(4,975)

Net change in surplus for the period	-	-	5,484	5,484

Balance - June 30, 2021	$2,503	$71,546	$12,657	$86,706

See accompanying note to the statutory-basis financial statements.

4 | P a g e

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENT OF CASH FLOWS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020

(Amounts in thousands of US Dollars)

	2021	2020
Operating activities
Premiums collected net of reinsurance	$6,749	$6,960
Net investment income	23,381	20,026
Miscellaneous income received	3,879	481
Benefit and losses paid	(24,126)	(26,469)
Net transfers from (to) separate accounts	(5)	19
Commissions and expenses paid	(6,395)	(9,651)
Federal income taxes received (paid)	(1,692)	(2,090)

Net cash provided by (used in) operating activities	1,791	(10,724)

Investing activities
Proceeds from sales, maturities, or repayments of investments:
Bonds	74,060	84,428
Stocks	10,282	10,645
Mortgage loans on real estate	241	260
Other invested assets	8,313	9,110
Miscellaneous proceeds	1,108	-

Total investment proceeds	94,004	104,443

Costs of investment acquired:
Bonds	46,451	58,168
Stocks	17,446	15,188
Mortgage loans on real estate	-	2,900
Other invested assets	35,867	21,964
Miscellaneous proceeds	303	1,204

Total costs of investment acquired	100,067	99,424

Increase (decrease) in policy loans	370	385

Net cash provided by (used in) investing activities	(5,693)	5,404

Financing and miscellaneous activities
Net inflow (withdrawal) on deposit type contracts	413	(1)
Other cash provided (applied)	3,867	5,601

Net cash provided by (used in) financing activities	4,280	5,600

Net increase (decrease) in cash, cash equivalents and short-term investments	378	280
Beginning of period	15,886	13,790

End of period	$16,264	$14,070

See accompanying notes to the statutory-basis financial statements (unaudited)

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Wilton Reassurance Life Company of New York

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (unaudited)

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2021 and June 30, 2020

(Amounts in thousands of US Dollar)

1.	Nature of Operations and Basis of Presentation

Organization

Wilton Reassurance Life Company of New York (the Company or WRNY) is a stock life insurance company organized in 1955 under the laws of the State of New York. The Company operates predominantly in the individual life business, as well as the group and individual annuity business of the life insurance industry and is licensed in all 50 states, the District of Columbia and the U.S. Virgin Islands, although, historically, its marketing efforts have been concentrated in the State of New York. The Company currently has no employees and currently writes no new primary insurance policies.

The Company is a wholly owned subsidiary of Wilton Reassurance Company (WRAC) which, in turn is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (Wilton Re U.S.). All but a de minimis portion of the economic interests and 100% of the voting interests of Wilton Re U.S. are held or controlled by Wilton Re U.S. Holdings Trust, an Ontario trust (the Wilton Re Trust). In turn, all economic interests associated with the Wilton Re Trust accrue to Wilton Re Ltd. (WRL), a non-insurance holding company registered in Nova Scotia, Canada. WRL is deemed the ultimate parent corporation in the Company’s holding company system.

Basis of Presentation

The unaudited financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP). These interim statutory-basis financial statements do not include all of the information and footnotes required for complete financial statements and should be read in conjunction with the Company’s audited statutory-basis financial statements for the year ended December 31, 2020.

In the opinion of management, all adjustments, including normal recurring adjustments necessary for a fair presentation have been included. Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

2.	Prescribed and Permitted Statutory Practices

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these statutory basis financial statements.

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The State of New York may adopt certain prescribed practices that differ from those found in NAIC SAP. The Department’s Insurance Regulation 172 requires the Company to record a write-in asset of $856 and $889 related to the gross premiums for reinsurance paid beyond the paid-to date of the underlying policy as of June 30, 2021 and 2020, respectively. These amounts would be refunded to the Company by the reinsurer in the event of policy termination.

A reconciliation of the Company’s net income for six months ended June 30, 2021 and June 30, 2020, and capital and surplus as of June 30, 2021 and 2020, between NAIC SAP and practices prescribed and permitted by the State of New York is shown below:

	2021	2020
Net gain (loss)
Net gain (loss), State of New York basis	$10,577	$451
State prescribed practices (income)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	-	-
State permitted practices (income)	-	-

Net gain (loss), NAIC SAP	$10,577	$451

Statutory capital and surplus
Statutory capital and surplus, State of New York basis	$86,706	$99,283
State prescribed practices (surplus)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	(856)	(889)
State permitted practices (surplus)	-	-

Statutory capital and surplus, NAIC SAP	$85,850	$98,394

The Company’s shareholder’s equity determined in accordance with GAAP as of June 30, 2021 and December 31, 2020 was $267,182 and $253,319, respectively. The Company’s net income (loss) determined in accordance with GAAP for the six months ended June 30, 2021 and June 30, 2020 was $13,864 and ($13,118), respectively.

3.	Investments

The carrying value, fair value and related unrealized gains and losses of the Company’s investments in bonds, preferred stocks and common stocks are summarized as:

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	Carrying	Gross Unrealized		Fair
At June 30, 2021	Value	Gains	Losses	Value

U.S. government and agencies	$24,189	$4,307	$-	$28,496
State and political subdivisions	45,091	12,185	-	57,276
Foreign sovereign	1,000	124	-	1,124
Corporate securities	280,322	33,824	(1,073)	313,073
Residential mortgage-backed securities	32,748	3,636	(44)	36,340
Commercial mortgage-backed securities	54,135	6,536	(94)	60,577
Asset backed securities	83,575	6,035	(1,449)	88,161
Collateralized debt obligations	137,506	4,909	(3,652)	138,763

Total bonds	658,566	71,556	(6,312)	723,810

Preferred stocks	43,690	3,522	(47)	47,165
Common stocks	3,832	3	(3)	3,832

Total bonds and stocks	$706,088	$75,081	$(6,362)	$774,807

	Carrying	Gross Unrealized		Fair
At December 31, 2020	Value	Gains	Losses	Value

U.S. government and agencies	$25,508	$5,327	$-	$30,835
State and political subdivisions	45,130	12,865	-	57,995
Foreign sovereign	1,000	148	-	1,148
Corporate securities	287,099	38,927	(1,491)	324,535
Residential mortgage-backed securities	38,816	4,600	(56)	43,360
Commercial mortgage-backed securities	54,892	6,992	(132)	61,752
Asset backed securities	92,381	6,915	(2,239)	97,057
Collateralized debt obligations	138,061	909	(9,222)	129,748

Total bonds	682,887	76,683	(13,140)	746,430

Preferred stocks	38,792	3,029	(109)	41,712
Common stocks	595	-	-	595

Total bonds and stocks	$722,274	$79,712	$(13,249)	$788,737

On June 30, 2021 and December 31, 2020, included within cash and invested assets, cash, and bonds with an admitted asset value of $8,956 and $8,944, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The following table shows gross unrealized losses and fair values of bonds, preferred stocks, and common stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

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	Less Than 12 Months		12 Months or More		Total
At June 30, 2021	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate securities	$8,122	$(418)	$10,117	$(655)	$18,239	$(1,073)
Residential mortgage-backed securities	122	(44)	-	-	122	(44)
Commercial mortgage-backed securities	13		109	(94)	122	(94)
Asset backed securities	12,667	(96)	12,419	(1,353)	25,086	(1,449)
Collateralized debt obligations	16,387	(221)	53,485	(3,431)	69,872	(3,652)

Total bonds	37,311	(779)	76,130	(5,533)	113,441	(6,312)
Preferred stocks	2,225	(37)	139	(10)	2,364	(47)
Common stocks	592	(3)	-	-	592	(3)

Total bonds and stocks	$40,128	$(819)	$76,269	$(5,543)	$116,397	$(6,362)

	Less Than 12 Months		12 Months or More		Total
At December 31, 2020	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate securities	$15,475	$(747)	$6,610	$(744)	$22,085	$(1,491)
Residential mortgage-backed securities	389	(56)	-	-	389	(56)
Commercial mortgage-backed securities	2,950	(53)	125	(79)	3,075	(132)
Asset backed securities	29,143	(1,693)	1,899	(546)	31,042	(2,239)
Collateralized debt obligations	36,811	(1,693)	63,144	(7,529)	99,955	(9,222)

Total bonds	84,768	(4,242)	71,778	(8,898)	156,546	(13,140)

Preferred stocks	3,271	(103)	169	(6)	3,440	(109)

Total bonds and stocks	$88,039	$(4,345)	$71,947	$(8,904)	$159,986	$(13,249)

The Company recognized $0 and $23 of other-than-temporary impairments for the six months ended June 30, 2021 and June 30, 2020, respectively.

A summary of the carrying value and fair value of the Company’s investments in bonds as of June 30, 2021, by contractual maturity, is as follows:

	Carrying Value	Fair Value
Years to maturity:
0–1 year	$679	$681
1–5 years	66,838	71,533
5–10 years	48,757	56,003
10–20 years	73,123	88,995
over 20 years	161,205	182,757
Residential Mortgage-Backed Securities	32,748	36,340
Commercial Mortgage-Backed Securities	54,135	60,577
Asset-backed securities	83,575	88,161
Collateralized debt obligations	137,506	138,763

Total	$658,566	$723,810

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The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Mortgage Loans on Real Estate

The Company’s Commercial Mortgage Loan (CML) portfolio is collateralized by a variety of commercial real estate property types located across the United States. The geographic distribution of the CML portfolio as of June 30, 2021, is shown below. No other state represented more than 5% of the portfolio.

Percentage of Loan Portfolio Carrying Value	% of Total

Texas	62.9%
South Carolina	19.2%
North Carolina	17.9%

The types of properties collateralizing the CMLs as of June 30, 2021, are as follows:

Percentage of Loan Portfolio Carrying Value	% of Total

Industrial	49.4%
Retail	19.2
Multi-family	17.8
Lodging	13.6

Total	100.0%

The maximum percentage of any one loan to the value of security at June 30, 2021, exclusive of insured, guaranteed, or purchase money mortgages, was 62.5%.

The contractual maturities of the CML portfolio as of June 30, 2021, are as follows:

	Carrying Value	Percent
2021	$-	-%
2022	-	-
2023	-	-
2024	-	-
2025	-	-
Thereafter	15,121	100.0

Total	$15,121	100.0%

As of June 30, 2021, the Company’s mortgage loan balances are classified as current.

Net Investment Income

Major categories of the Company’s net investment income are summarized as follows for the six months ended June 30, 2021 and June 30, 2020:

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	2021	2020
Income:
Bonds	$16,678	$17,101
Preferred stocks	1,175	1,129
Commercial mortgage loans	270	253
Policy loans	481	539
Other invested assets	7,389	2,013
Short-term investments and cash	14	70

Total investment income	26,077	21,175

Expenses:
Investment expenses	1,115	1,046
Interest on funds held under reinsurance treaties	204	130

Total investment expenses	1,319	1,176

Net investment income	$24,758	$19,999

Realized Gains and Losses

The capital gains and losses from investments in bonds, preferred stocks, common stocks, and other invested assets, and the related impact of income taxes and amounts transferred to interest maintenance reserves (IMR), are as follows for the six months ended June 30, 2021 and June 30, 2020:

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	2021	2020
Bonds:

Gross realized capital gains on sales	$2,305	$2,389

Gross realized capital losses on sales	(337)	(1,115)

Net realized capital gains on sales	1,968	1,274

Preferred stocks:

Gross realized capital gains on sales	242	649

Gross realized capital losses on sales	(133)	(219)

Net realized capital gains on sales	109	430

Common stocks:

Gross realized capital gains on sales	1,114	-

Other invested assets:
Gross realized capital losses on sales	-	(1)
Impairments on other invested assets	-	(23)

Total other invested assets	-	(24)

Realized capital gains before federal income taxes and transfer to IMR	3,191	1,680

Amount transferred to IMR	(1,507)	(1,324)
Federal income tax expense	(1,303)	(496)

Net realized capital gains (losses)	$381	$(140)

4.	Fair Values

Fair value of financial assets and liabilities are categorized as follows:

Level 1

Unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial investments included in Level 1 are listed equities, money market funds, U.S. Treasury securities and non-interest-bearing cash.

Level 2

Pricing inputs other than quoted prices in active markets which are either directly or indirectly observable as of the reporting date, and fair value determined through the use of models or other valuation methods. Such inputs may include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. Level 2 valuations may be obtained from independent sources for identical or comparable assets or through the use of valuation methodologies using observable market-corroborated inputs. Prices from third party pricing services are validated through analytical reviews. Financial instruments in this category include publicly traded issues such as U.S. and foreign corporate securities, and residential and commercial mortgage backed securities, among others.

Level 3

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Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability. Market standard techniques for determining the estimated fair value of certain securities that trade infrequently may rely on inputs that are not observable in the market or cannot be derived from or corroborated by market observable data. Prices are determined using valuation methodologies such as discounted cash flow models and other techniques. Management believes these inputs are consistent with what other market participants would use when pricing similar assets.

The Company has a limited number of assets and liabilities that are measured and reported at fair value in the statutory-basis balance sheets.

The carrying value and fair value of the Company’s financial instruments as of June 30, 2021 and December 31, 2020 were as follows:

June 30, 2021	Carrying Value	Fair Value	Level 1	Level 2	Level 3

U.S. government and agencies	$24,189	$28,496	$10,007	$18,489	$-
State and political subdivisions	45,091	57,276	-	51,536	5,740
Foreign sovereign	1,000	1,124	-	1,124	-
Corporate securities	280,322	313,073	-	285,010	28,063
Residential mortgage-backed securities	32,748	36,340	-	36,340	-
Commercial mortgage-backed securities	54,135	60,577	-	60,577	-
Asset backed securities	83,575	88,161	-	66,422	21,739
Collateralized debt obligations	137,506	138,763	-	130,449	8,314

Total bonds	658,566	723,810	10,007	649,947	63,856

Preferred stocks	43,690	47,165	-	47,165	-
Common stock	3,832	3,832	-	-	3,832
Cash, cash equivalents, and short-term investments	16,264	16,264	16,264	-	-
Other invested assets*	21,994	27,865	-	16,011	11,854
Commercial mortgage loans	15,121	15,864	-	-	15,864
Policy loans	11,283	11,577	-	-	11,577
Separate accounts	964	964	-	964	-

Total financial assets	$771,714	$847,341	$26,271	$714,087	$106,983

Financial liabilities—annuities-deferred and without life contingencies	$517,312	$690,908	$-	$690,908	$-
Separate accounts	964	964	-	964	-

Total financial liabilities	$518,276	$691,872	$-	$691,872	$-

* Excludes limited partnership investments of $90,051 accounted for under the equity method.

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	Carrying	Fair
December 31, 2020	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$25,508	$30,835	$10,370	$20,465	$-
State and political subdivisions	45,130	57,995	-	52,180	5,815
Foreign sovereign	1,000	1,148	-	1,148	-
Corporate securities	287,099	324,535	-	294,225	30,310
Residential mortgage-backed securities	38,816	43,360	-	43,360	-
Commercial mortgage-backed securities	54,892	61,752	-	61,752	-
Asset backed securities	92,381	97,057	-	73,232	23,825
Collateralized debt obligations	138,061	129,748	-	118,982	10,766

Total bonds	682,887	746,430	10,370	665,344	70,716

Preferred stocks	38,792	41,712	-	41,712	-
Common stock	595	595	-	-	595
Cash, cash equivalents, and short-term investments	15,886	15,886	15,886	-	-
Other invested assets*	21,916	27,534	-	16,342	11,192
Commercial mortgage loans	15,363	16,012	-	-	16,012
Policy loans	11,676	11,676	-	-	11,676
Separate accounts	964	964	-	964	-

Total financial assets	$788,079	$860,809	$26,256	$724,362	$110,191

Financial liabilities—annuities-deferred and without life contingencies	$521,900	$735,855	$-	$-	$735,855
Separate accounts	964	964	-	964	-

Total financial liabilities	$522,864	$736,819	$-	$964	$735,855

* Excludes limited partnership investments of $59,421 accounted for under the equity method.

5.	Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Reinsurance assumed is not significant. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The Company has various reinsurance agreements with non-affiliated third parties that enable it to limit the amount of exposure to any single insured. The per life exposure retained by the Company ranges up to $1,500.

The effect of reinsurance on life and accident and health premiums written and earned for the six months ended June 30, 2021 and June 30, 2020, are as follows:

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	2021	2020

Direct premiums	$21,673	$22,976
Assumed premiums	(444)	476
Ceded premiums:
Affiliates	(7,885)	(8,107)
Non-affiliates	(8,639)	(9,475)

Net premiums	$4,705	$5,870

The Company’s ceded reinsurance arrangements reduced certain other items in the statutory-basis financial statements for the six months ended June 30, 2021 and June 30, 2020, and as of June 30, 2021 and December 31, 2020, by the following amounts:

June 30	2021	2020

Benefits paid or provided:
Affiliates	$32,529	$29,071
Nonaffiliates	22,330	15,286

Total benefits paid or provided	$54,859	$44,357

June 30 and December 31
Policy and contract liabilities:
Affiliates	$6,587	$7,210
Nonaffiliates	9,378	6,447

Total policy and contract liabilities	$15,965	$13,657

The inforce as of June 30, 2021 and December 31, 2020 is reduced by reinsurance arrangements ceded as follows:

	2021	2020

Inforce:
Affiliates	$2,280,151	$2,401,757
Nonaffiliates	3,747,110	4,259,001

Total inforce	$6,027,261	$6,660,758

Reinsurance treaties do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances would be established for amounts deemed uncollectible. At June 30, 2021 and December 31, 2020, no allowances were deemed necessary. The Company regularly evaluates the financial condition of its reinsurers. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

6.	Federal Income Taxes

The total statutory income tax is different from that which would be obtained by applying the statutory Federal income tax rate of 21% to income before income taxes. Significant items causing these differences are as follows for the six months ended June 30, 2021 and June 30, 2020:

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	2021	2020
Provisions computed at statutory rate	$2,672	$84
IMR	130	107
Other	(165)	(193)

Total	$2,637	$(2)

Federal income tax incurred	$2,144	$(50)
Change in net deferred income taxes	493	48

Total statutory income taxes	$2,637	$(2)

7.	Capital and Surplus

WRNY is subject to statutory regulations of the State of New York. Under these regulations, the maximum amount of dividends which can be paid by a company to shareholders in any twelve month period without prior approval of the New York Department of Financial Services is restricted to the greater of 10% of surplus to policyholders as of the immediately preceding calendar year or net income less realized gains of the preceding year, which may be further limited. WRNY cannot pay dividends in 2021 without prior regulatory approval.

The Company paid no dividends to its stockholder in 2020 or year to date June 30, 2021.

8.	Commitments and Contingencies

Funding of Investments

The company has committed to investing in several limited partnerships and joint ventures. As of June 30, 2021, the company has committed $208,880 for investment and $130,140 remains unfunded.

The Company anticipates that the majority of its current limited partnership commitments will be invested over the next five years; however, these commitments could become due any time at the request of the counterparties.

Legal Proceedings

In the normal course of business, the Company is occasionally involved in litigation, principally from claims made under insurance policies and contracts. The ultimate disposition of such litigation is not expected to have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

9.	Subsequent Events

Effective October 1, 2021, WRAC acquired Allstate Life Insurance Company of New York (ALICNY) and Intramerica Life Insurance Company. It is anticipated that on November 1, 2021, ALICNY and Intramerica will merge with and into the Company, with the Company being the surviving company to the merger.

There have been no other events occurring subsequent to the close of the books or accounts that would have a material effect on the financial condition of the Company. Subsequent events have been considered through October 29, 2021, the date the statutory-basis financial statements were available to be issued.

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Wilton Reassurance Life Company

of New York

Statutory-Basis Combined Financial Information (unaudited)

as of June 30, 2021,

for the Year Ended December 31, 2020, and

for the Six Months Ended June 30, 2021

Statutory-Basis Pro forma Financial Information (unaudited)

as of June 30, 2021, and

for the Year Ended December 31, 2020, and

for the Six Months Ended June 30, 2021

UNAUDITED COMBINED PRO FORMA FINANCIAL INFORMATION

(Amounts in thousands of US Dollars)

On March 29, 2021, Wilton Reassurance Company (WRAC) entered into a Stock Purchase Agreement (ALICNY Purchase Agreement) with Allstate Life Insurance Company (ALIC), Allstate Insurance Company (AIC), Allstate Financial Insurance Holdings Corporation (AFIHC), and Allstate Insurance Holdings, LLC (AIH) to acquire the Allstate Life Insurance Company of New York (ALICNY) and Intramerica Life Insurance Company (Intramerica), a wholly owned subsidiary of AFIHC. On October 1, 2021, WRAC paid a purchase price of $400,247 in cash (the Purchase Price1, and such acquisition, the Acquisition). Under the terms of the ALICNY Purchase Agreement, prior to the consummation of the sale of the ALICNY, Allstate effectuated a share issuance, whereby ALICNY issued to AIH additional shares of common stock of ALICNY and AIH contributed to ALICNY $660,000 in cash. These transactions, which were subject to regulatory approvals, were the consummation of certain pre-sale restructuring and reinsurance transactions and other customary closing conditions closed on October 1, 2021.

It is anticipated that on November 1, 2021, ALICNY and Intramerica will merge with and into Wilton Reassurance Life Company of New York (WRNY), a wholly owned subsidiary of WRAC, with WRNY being the surviving company to the merger (such merger was subject to a regulatory approval that has been received).

The following unaudited pro forma and combined historical financial information of WRNY, ALICNY, and Intramerica is presented to illustrate the estimated effects of the Acquisition and certain other related transactions and adjustments described below (collectively, Adjustments or Transaction Accounting Adjustments), and has been prepared in conformity with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP).

The unaudited pro forma and combined statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 combine the historical statements of operations of WRNY, ALICNY, and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on January 1, 2020. The unaudited pro forma and combined balance sheet as of June 30, 2021 combines the historical balance sheets of WRNY, ALICNY, and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on June 30, 2021. We refer to these unaudited pro forma and combined statements of operations and unaudited pro forma and combined balance sheets as the “pro forma financial information.”

In accordance with Regulation S-X Article 11, Intramerica was determined to be an insignificant subsidiary, thus June 30, 2021, and December 31, 2020 financial statements for Intramerica are not included in this registration statement. Intramerica financial information is included in the pro forma financial information.

The pro forma financial information should be read in conjunction with the accompanying notes. In addition, the pro forma financial information is derived from and should be read in conjunction with the following historical financial statements and accompanying notes of WRNY and ALICNY:

•

Audited annual statutory financial statements of WRNY and ALICNY as of and for the year ended December 31, 2020 and the related notes, filed with the New York Department of Financial Services (the Department) and included in this registration statement; and,

•	Unaudited statutory financial statements of WRNY and ALICNY as of and for the six months ended June 30, 2021, and the related notes, included in this registration statement.

1 The Purchase Price is subject to a customary post-closing review and adjustment mechanism pursuant to the terms of the definitive agreements that govern the Acquisition.

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The pro forma financial information has been prepared by WRNY for illustrative and informational purposes only in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the U.S. Securities and Exchange Commission (the SEC) on May 21, 2020 (Article 11). The pro forma financial information is based on various adjustments and assumptions and is not necessarily indicative of what WRNY’s combined statements of operations or combined balance sheet actually would have been had the Acquisition and other Adjustments been completed as of the dates indicated or will be for any future periods. The pro forma financial statements do not purport to project the future financial position or operating results of WRNY following the completion of the Acquisition.

The pro forma Adjustments are preliminary, based upon available information and prepared solely for the purpose of this pro forma financial information.

The pro forma financial information reflects pro forma adjustments WRNY believes are necessary to present fairly WRNY’s pro forma results of operations and financial position following the closing of the Acquisition as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions WRNY believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to the Acquisition, and reflective of adjustments necessary to report WRNY’s financial condition and results of operations as if WRNY completed the Acquisition as of the dates indicated.

The pro forma financial information does not include adjustments to reflect any potential revenue synergies or cost savings that may be achievable in connection with the Acquisition. As a result of displaying amounts in thousands, rounding differences may exist in the tables below.

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS BALANCE SHEETS (unaudited)

COMBINED AS OF JUNE 30, 2021

(Amounts in thousands of US Dollars)

	WRNY	ALICNY	Intramerica	Combined
Admitted Assets
Cash and invested assets:
Bonds	$658,566	$4,415,100	$13,170	$5,086,836
Preferred stocks	43,690	1,848	-	45,537
Common stocks	3,832	162,702	-	166,534
Mortgage loans on real estate	15,121	534,362	-	549,483
Cash, cash equivalents, and short-term investments	16,264	53,050	1,613	70,926
Policy loans	11,283	36,724	-	48,007
Other invested assets	112,045	367,255	399	479,699

Total cash and invested assets	860,801	5,571,041	15,182	6,447,024

Accrued investment income	5,359	44,413	154	49,926
Deferred and uncollected life premium	531	26,980	-	27,511
Reinsurance recoverable	11,577	8,283	-	19,861
Net deferred tax assets	3,995	31,873	52	35,921
Other assets	1,901	37,806	19	39,726
Separate account assets	964	423,113	23,889	447,965

Total admitted assets	$885,128	$6,143,509	$39,297	$7,067,933

Liabilities
Policy and contract liabilities
Life, annuity and accident & health reserves	$710,459	$4,511,844	$3,687	$5,225,990
Policy and contract claims	16,046	22,232	1	38,279
Policyholders’ funds	10,958	295,465	-	306,423

Total policy and contract liabilities	737,463	4,829,541	3,688	5,570,693

Other amounts payable on reinsurance	237	-	-	237
Interest maintenance reserve	11,210	11,644	-	22,854
Commissions and expense allowances on reinsurance assumed	(109)	15	-	(95)
Accounts payable and general expenses due and accrued	10,696	1,363	14	12,072
Current federal income taxes payable	1,118	12,973	36	14,128
Amounts withheld or retained by company as agent or trustee	652	-	-	652
Remittances not allocated	2,227	994	14	3,235
Asset valuation reserve	19,666	143,327	42	163,036
Reinsurance in unauthorized and certified companies	3,406	-	-	3,406
Funds held under reinsurance treaties	7,470	-	-	7,470
Payable to parent and affiliates	707	4,188	13	4,907
Payable for securities	1,108	43,388	747	45,243
Other liabilities	1,607	28,231	10	29,848
Separate account liabilities	964	423,113	23,889	447,965

Total liabilities	798,422	5,498,777	28,453	6,325,652

Capital and surplus
Common stock	2,503	2,500	2,100	7,103
Paid-in surplus	71,546	131,253	700	203,500
Unassigned surplus	12,657	510,978	8,044	531,679

Total capital and surplus	86,706	644,732	10,844	742,281

Total liabilities and shareholder’s equity	$885,128	$6,143,509	$39,297	$7,067,933

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS PRO FORMA BALANCE SHEET (unaudited)

AS OF JUNE 30, 2021

(Amounts in thousands of US Dollars)

		Transaction Accounting Adjustments (Note 4)
	Combined	Pre-Close	Post-Close	Pro forma
Admitted Assets
Cash and invested assets:
Bonds	$5,086,836	$(19,400)	$-	$5,067,436
Preferred stocks	45,537	-	-	45,537
Common stocks	166,534	-	-	166,534
Mortgage loans on real estate	549,483	-	-	549,483
Cash, cash equivalents, and short-term investments	70,926	659,300	(467,800)	262,426
Policy loans	48,007	(1,000)	-	47,007
Other invested assets	479,699	-	-	479,699

Total cash and invested assets	6,447,024	638,900	(467,800)	6,618,124

Accrued investment income	49,926	-	-	49,926
Deferred and uncollected life premium	27,511	(1,300)	-	26,211
Reinsurance recoverable	19,861	-	-	19,861
Net deferred tax assets	35,921	(1,100)	-	34,821
Other assets	39,726	-	-	39,726
Separate account assets	447,965	-	-	447,965

Total admitted assets	$7,067,933	$636,500	$(467,800)	$7,236,633

Liabilities
Policy and contract liabilities
Life, annuity and accident & health reserves	$5,225,990	$1,267,900	$(4,376,800)	$2,117,090
Policy and contract claims	38,279	(4,600)	-	33,679
Policyholders’ funds	306,423	-	-	306,423

Total policy and contract liabilities	5,570,693	1,263,300	(4,376,800)	2,457,193

Other amounts payable on reinsurance	237	(400)	-	(163)
Interest maintenance reserve	22,854	(100)	-	22,754
Commissions and expense allowances on reinsurance assumed	(95)	-	-	(95)
Accounts payable and general expenses due and accrued	12,072	-	-	12,072
Current federal income taxes payable	14,128	1,600	(367,800)	(352,072)
Amounts withheld or retained by company as agent or trustee	652	-	-	652
Remittances not allocated	3,235	(100)	-	3,135
Asset valuation reserve	163,036	-	(84,700)	78,336
Reinsurance in unauthorized and certified companies	3,406	-	-	3,406
Funds held under reinsurance treaties	7,470	-	4,122,700	4,130,170
Payable to parent and affiliates	4,907	-	-	4,907
Payable for securities	45,243	-	-	45,243
Other liabilities	29,848	-	-	29,848
Separate account liabilities	447,965	-	-	447,965

Total liabilities	6,325,652	1,264,300	(706,600)	6,883,352

Capital and surplus
Common stock	7,103	-	-	7,103
Paid-in surplus	203,500	660,000	(538,000)	325,500
Unassigned surplus	531,679	(1,287,800)	776,800	20,679

Total capital and surplus	742,281	(627,800)	238,800	353,281

Total liabilities and shareholder’s equity	$7,067,933	$636,500	$(467,800)	$7,236,633

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS (unaudited)

COMBINED FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of US Dollars)

	WRNY	ALICNY	Intramerica	Combined
Premiums and other revenues
Life and annuity premiums	$10,578	$170,685	$3	$181,266
Considerations for supplementary contracts with life contingencies	1,014	-	-	1,014
Net investment income	42,217	265,739	450	308,405
Amortization of interest maintenance reserve	1,805	6,257	(4)	8,058
Commissions & expense allowances on reinsurance ceded	934	2,212	-	3,145
Other revenues - net	(329)	(21,107)	141	(21,294)

Total premiums and other revenues	56,218	423,786	591	480,594

Benefits paid or provided
Death benefit	12,172	90,551	-	102,724
Annuity benefit	12,552	151,598	461	164,610
Surrender benefit and withdrawals	22,187	86,405	1,560	110,152
Payment on supplementary contracts with life contingencies	1,404	0	-	1,404
Interest and adjustments on contract or deposit-type contract funds	(417)	18,705	-	18,288
Changes in life, annuity and accident & health reserves	7,225	90,091	(474)	96,843
Other benefits	234	12,936	-	13,170

Total benefits paid or provided	55,359	450,286	1,546	507,191

Insurance expenses and other
Commissions and expenses allowances	352	11,035	-	11,387
General insurance expenses	10,407	30,361	129	40,897
Insurance taxes, licenses & fees	1,217	7,248	54	8,518
Net transfer to or (from) separate accounts	(4)	(35,702)	(1,399)	(37,106)
Other	393	151	0	544

Total insurance expenses and other	12,365	13,093	(1,217)	24,241

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	(11,506)	(39,593)	261	(50,838)

Income tax expenses (benefits)	(646)	9,383	50	8,787

Gain (Loss) from operations before net realized capital gains (losses)	(10,860)	(48,976)	211	(59,624)

Realized capital gains (losses)	(846)	(17,092)	-	(17,937)

Net gain (loss) from operations	$(11,706)	$(66,067)	$211	$(77,562)

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS (unaudited)

COMBINED FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in thousands of US Dollars)

	WRNY	ALICNY	Intramerica	Combined
Premiums and other revenues
Life and annuity premiums	$4,705	$83,871	$2	$88,578
Considerations for supplementary contracts with life contingencies	1,080	-	-	1,080
Net investment income	24,688	126,866	226	151,780
Amortization of interest maintenance reserve	888	2,734	0	3,622
Commissions & expense allowances on reinsurance ceded	622	1,149	-	1,770
Other revenues - net	(65)	(23,097)	80	(23,083)

Total premiums and other revenues	31,917	191,522	308	223,747

Benefits paid or provided
Death benefit	4,716	51,403	-	56,119
Annuity benefit	9,023	68,365	280	77,668
Surrender benefit and withdrawals	10,227	42,059	472	52,758
Payment on supplementary contracts with life contingencies	769	0	-	769
Interest and adjustments on contract or deposit-type contract funds	(220)	7,842	-	7,622
Changes in life, annuity and accident & health reserves	(9,613)	(24,560)	323	(33,850)
Other benefits	311	6,661	-	6,972

Total benefits paid or provided	15,213	151,770	1,074	168,057

Insurance expenses and other
Commissions and expenses allowances	349	5,513	-	5,862
General insurance expenses	4,374	13,618	56	18,048
Insurance taxes, licenses & fees	943	3,234	43	4,220
Net transfer to or (from) separate accounts	5	(28,024)	(1,010)	(29,028)
Other	(5)	113	(0)	109

Total insurance expenses and other	5,666	(5,546)	(911)	(790)

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	11,038	45,298	145	56,480

Income tax expenses (benefits)	841	7,742	15	8,598

Gain (Loss) from operations before net realized capital gains (losses)	10,196	37,556	130	47,882

Realized capital gains (losses)	381	47,327	-	47,708

Net gain (loss) from operations	$10,577	$84,882	$130	$95,589

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS PRO FORMA STATEMENT OF OPERATIONS (unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of US Dollars)

		Transaction Accounting Adjustments (Note 4)
	Combined	Pre-Close	Post-Close	Pro forma

Premiums and other revenues
Life and annuity premiums	$181,266	-	(77,920)	$103,977
Considerations for supplementary contracts with life contingencies	1,014	-	-	1,014
Net investment income	308,405	-	-	308,405
Amortization of interest maintenance reserve	8,058	-	-	8,058
Commissions & expense allowances on reinsurance ceded	3,145	-	-	3,145
Other revenues - net	(21,294)	-	(175,075)	(196,369)

Total premiums and other revenues	480,594	-	(252,365)	228,230

Benefits paid or provided
Death benefit	102,724	-	(45,731)	56,993
Annuity benefit	164,610	-	(104,942)	59,668
Surrender benefit and withdrawals	110,152	-	(11,009)	99,143
Payment on supplementary contracts with life contingencies	1,404	-	-	1,404
Interest and adjustments on contract or deposit-type contract funds	18,288	-	-	18,288
Changes in life, annuity and accident & health reserves	96,843	-	(147,237)	(50,394)
Other benefits	13,170	-	-	13,170

Total benefits paid or provided	507,191	-	(308,918)	198,273

Insurance expenses and other
Commissions and expenses allowances	11,387	1,285,100	213,700	1,510,187
General insurance expenses	40,897	-	(11,502)	29,396
Insurance taxes, licenses & fees	8,518	-	-	8,518
Net transfer to or (from) separate accounts	(37,106)	-	-	(37,106)
Other	544	-	-	544

Total insurance expenses and other	24,241	1,285,100	202,199	1,511,540

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	(50,838)	(1,285,100)	(145,645)	(1,481,583)
Income tax expenses (benefits)	8,787	1,600	(353,508)	(343,122)

Gain (Loss) from operations before net realized capital gains (losses)	(59,624)	(1,286,700)	207,863	(1,138,461)
Realized capital gains (losses)	(17,937)	-	-	(17,937)

Net gain (loss) from operations	$(77,562)	$(1,286,700)	$207,863	$(1,156,398)

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS PRO FORMA STATEMENT OF OPERATIONS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in thousands of US Dollars)

		Transaction Accounting Adjustments (Note 4)
	Combined	Pre-Close	Post-Close	Pro forma
Premiums and other revenues
Life and annuity premiums	$88,578	-	(38,645)	$49,933
Considerations for supplementary contracts with life contingencies	1,080	-	-	1,080
Net investment income	151,780	-	-	151,780
Amortization of interest maintenance reserve	3,622	-	-	3,622
Commissions & expense allowances on reinsurance ceded	1,770	-	-	1,770
Other revenues - net	(23,083)	-	(87,538)	(110,620)

Total premiums and other revenues	223,747	-	(126,182)	97,565

Benefits paid or provided
Death benefit	56,119	-	(22,865)	33,254
Annuity benefit	77,668	-	(52,471)	25,197
Surrender benefit and withdrawals	52,758	-	(5,504)	47,254
Payment on supplementary contracts with life contingencies	769	-	-	769
Interest and adjustments on contract or deposit-type contract funds	7,622	-	-	7,622
Changes in life, annuity and accident & health reserves	(33,850)	-	(73,619)	(107,469)
Other benefits	6,972	-	-	6,972

Total benefits paid or provided	168,057	-	(154,459)	13,598

Insurance expenses and other
Commissions and expenses allowances	5,862	-	-	5,862
General insurance expenses	18,048	-	(5,751)	12,297
Insurance taxes, licenses & fees	4,220	-	-	4,220
Net transfer to or (from) separate accounts	(29,028)	-	-	(29,028)
Other	109	-	-	109

Total insurance expenses and other	(790)	-	(5,751)	(6,541)

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	56,480	-	34,028	90,508

Income tax expenses (benefits)	8,598	-	7,146	15,744

Gain (Loss) from operations before net realized capital gains (losses)	47,882	-	26,882	74,764

Realized capital gains (losses)	47,708	-	-	47,708

Net gain (loss) from operations	$95,589	$-	$26,882	$122,471

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Wilton Reassurance Life Company of New York

NOTES TO STATUTORY-BASIS PRO FORMA FINANCIAL STATEMENTS (unaudited)

AS OF JUNE 30, 2021, FOR THE YEAR ENDED DECEMBER 31, 2020 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in thousands of US Dollar)

1.	Description of Transaction

On March 29, 2021, Wilton Reassurance Company (WRAC) entered into a Stock Purchase Agreement (ALICNY Purchase Agreement) with Allstate Life Insurance Company (ALIC), Allstate Insurance Company (AIC), Allstate Financial Insurance Holdings Corporation (AFIHC), and Allstate Insurance Holdings, LLC (AIH) to acquire the Allstate Life Insurance Company of New York (ALICNY) and Intramerica Life Insurance Company (Intramerica), a wholly owned subsidiary of AFIHC. On October 1, 2021, WRAC paid a purchase price of $400,247 in cash (the Purchase Price, and such acquisition, the Acquisition). Under the terms of the ALICNY Purchase Agreement, prior to the consummation of the sale of the ALICNY, Allstate effectuated a share issuance, whereby ALICNY issued to AIH additional shares of common stock of ALICNY and AIH contributed to ALICNY $660,000 in cash. These transactions, which were subject to regulatory approvals, were the consummation of certain pre-sale restructuring and reinsurance transactions and other customary closing conditions closed on October 1, 2021.

It is anticipated that on November 1, 2021, ALICNY and Intramerica will merge with and into Wilton Reassurance Life Company of New York (WRNY), a wholly owned subsidiary of WRAC, with WRNY being the surviving company to the merger (such merger was subject to a regulatory approval that has been received).

2.	Basis of Presentation

The unaudited pro forma financial statements were prepared using historical audited and unaudited financial statements. The unaudited proforma financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP). The unaudited pro forma financial statements were prepared assuming that the anticipated November 1, 2021 merger has occurred.

The pro forma Adjustments or Transaction Accounting Adjustments are preliminary, based upon available information and prepared solely for the purpose of this pro forma financial information. The pro forma financial information reflects pro forma adjustments WRNY believes are necessary to present fairly WRNY’s pro forma results of operations and financial position following the closing of the Acquisition as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions WRNY believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to the Acquisition, and reflective of adjustments necessary to report WRNY’s financial condition and results of operations as if WRNY completed the Acquisition. The unaudited pro forma and combined statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 combine the historical statements of operations of WRNY, ALICNY, and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on January 1, 2020. The unaudited pro forma and combined balance sheet as of June 30, 2021 combines the historical balance sheets of WRNY, ALICNY and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on June 30, 2021.

In accordance with accounting practices prescribed or permitted by the Department, the merger of ALICNY and Intramerica into WRNY is based on their respective historical bases of accounting, without adjusting assets and liabilities to fair value.

3.	Prescribed and Permitted Statutory Practices

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these unaudited pro forma financial statements. The State of New York may adopt certain prescribed practices that differ from those found in NAIC SAP.

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4.	Transaction Accounting Adjustments

Pre-Close Adjustments

Immediately prior to closing of the Acquisition, the following transactions, which were subject to regulatory approvals, were completed:

1.

ALICNY increased its authorized capital stock and issued newly authorized shares to AIH (the Share Issuance). In connection with the Share Issuance, AIH made a $660,000 cash contribution to ALICNY; and,

2.	ALICNY reinsured 100% of its voluntary benefits business on a coinsurance basis to American Heritage Life Insurance Company (American Heritage), a Florida domiciled company.

Concurrent with closing and subject to regulatory approvals;

3.	ALICNY terminated its stop loss reinsurance agreement in place with ALIC.

The inception of the voluntary benefits coinsurance agreement with American Heritage and termination of the stop loss reinsurance agreement with ALIC resulted in a net after-tax loss of $1,286,700 which has been presented in the pro forma statement of operations for the year ended December 31, 2020 and in unassigned surplus in the pro forma balance sheet as of June 30, 2021. The recurring impact of these transactions on the statements of operations for the year ended December 2020 and the six months ended June 30, 2021 is not material and therefore has not been included therein.

Post-Close Adjustments

Immediately following the October 1, 2021, closing, the following transactions, which were subject to regulatory approvals, were completed:

4.	ALICNY reinsured 100% of its payout annuities and 50% of its life business on a coinsurance funds withheld basis to WRAC, in an arm’s length transaction; and,
5.

ALICNY restated its gross paid-in and contributed surplus and unassigned funds (surplus) by $538,000 under a quasi-reorganization (Statement of Statutory Accounting Principles No. 72, Surplus and Quasi-Reorganizations).

The inception of the reinsurance agreement with WRAC resulted in an after-tax gain of $154,000 which has been presented in the pro forma statement of operations for the year ended December 31, 2020 and in unassigned surplus in the pro forma balance sheet as of June 30, 2021. The recurring impact of the reinsurance transaction with WRAC has been included in the statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021.

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STATEMENT OF ADDITIONAL INFORMATION

CONSULTANT PROTECTOR FLEXIBLE PREMIUM

VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

DATE OF STATEMENT OF ADDITIONAL INFORMATION

AND RELATED PROSPECTUS:

May 1, 2020

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A (“Separate Account”)

DEPOSITOR: ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

This Statement of Additional Information is not a prospectus. Please review the Prospectus, which contains information concerning the Policies described above. You may obtain a copy of the Prospectus without charge by calling us at 1-800-865-5237 or writing to us at the address immediately below.

The defined terms used in this Statement of Additional Information are as defined in the Prospectus.

Allstate Life Insurance Company of New York

P.O. Box 660191

Dallas, Texas 75266-0191

GENERAL INFORMATION AND HISTORY

Description Of Allstate Life Insurance Company of New York. Allstate Life Insurance Company of New York (“ALLSTATE NEW YORK”) is the issuer of the Contract. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as “Financial Life Insurance Company” from 1967 to 1978. From 1978 to 1984, Allstate New York was known as “PM Life Insurance Company.” Since 1984 the company has been known as “Allstate Life Insurance Company of New York.

Allstate New York is currently licensed to operate in New York and several other jurisdictions. We intend to offer the Policy only in New York. Our headquarters is located at 878 Veteran’s Memorial Highway, Suite 400, Hauppauge, NY 11788-5107. Our service center is located in Lincoln, Nebraska (mailing address: on the first page of the prospectus).

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company (“ALLSTATE LIFE”), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. With the exception of the directors qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

State Regulation of Allstate New York. We are subject to the laws of New York State and regulated by the New York Department of Financial Services (“Insurance Department”). Every year we file an annual statement with the Insurance Department covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Insurance Department to verify our contract liabilities and reserves. We also are examined periodically by the National Association of Insurance Commissioners. Our books and records are subject to review by the Insurance Department at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.

Allstate Life of New York Variable Life Separate Account A. Allstate New York established the Allstate Life of New York Variable Life Separate Account A on December 15, 1995. The Separate Account meets the definition of a “Separate Account” under the federal securities laws and is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or Allstate New York.

EXPERTS

The financial statements of each of the Sub-Accounts of Allstate Life of New York Variable Life Separate Account A Account of Allstate Life Insurance Company of New York included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement which report expresses an unqualified opinion on the financial statements and financial highlights. Such financial statements and financial highlights have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from the Allstate Life Insurance Company of New York’s Registration Statement on Form S-1 for the year ended December 31, 2019, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and financial statement schedules and includes an explanatory paragraph referring to a change in presentation and method of accounting for the recognition and measurement of financial assets and financial liabilities on January 1, 2018, due to adoption of FASB Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10)). Such financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

3

ADDITIONAL INFORMATION CONCERNING THE OPERATION OF YOUR POLICY

Replacement of Modified Endowment Contracts. If you replace a modified endowment contract issued by another insurer with a Policy, your Policy will also be a modified endowment contract. Our ability to determine whether a replaced Policy issued by another insurer is a modified endowment contract is based solely on the sufficiency of the Policy data we receive from the other insurer. We do not consider ourselves liable to you if that data is insufficient to accurately determine whether the replaced Policy is a modified endowment contract. You should discuss this issue with your tax adviser if it pertains to your situation. Based on the information provided to us, we will notify you as to whether you can contribute more Premiums to your Policy without causing it to become a modified endowment contract.

Computation of Policy Value. On each Valuation Date, the portion of your Policy Value in a particular Sub-Account will equal:

(1)	The total value of your Accumulation Units in the Sub-Account; plus

(2)	Any Net Premium received from you and allocated to the Sub-Account during the current Valuation Period; plus

(3)	Any Policy Value transferred to the Sub-Account during the current Valuation Period; minus

(4)	Any Policy Value transferred from the Sub-Account during the current Valuation Period; minus

(5)	Any amounts withdrawn by you (plus the applicable withdrawal charge) from the Sub-Account during the current Valuation Period; minus

(6)	The portion of any Monthly Deduction allocated to the Sub-Account during the current Valuation Period for the Policy Month following the Monthly Deduction Day.

On each Valuation Date, the portion of your Policy Value in the Fixed Account will equal:

(1)	Any Net Premium allocated to it, plus

(2)	Any Policy Value transferred to it from the Sub-Accounts; plus

(3)	Interest credited to it; minus

(4)	Any Policy Value transferred out of it; minus

(5)	Any amounts withdrawn by you (plus the applicable withdrawal charge); minus

(6)	The portion of any Monthly Deduction allocated to the Fixed Account.

All Policy Values equal or exceed those required by law. Detailed explanations of methods of calculation are on file with the appropriate regulatory authorities.

Transfers Authorized by Telephone. You may make transfers by telephone. To give a third party authorization, you must first send us a completed authorization form.

The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Calls completed before 4:00 p.m. will    be effected on that day at that day’s price. Calls completed after 4:00 p.m. will be effected on the next day that the NYSE and we are open for business, at that day’s price.

GENERAL POLICY PROVISIONS

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Statements to Policy Owners. We will maintain all records relating to the Separate Account and the Sub-Accounts. Each year we will send you a report showing information concerning your Policy transactions in the past year and the current status of your Policy. The report will include information such as the Policy Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Policy Debt, partial withdrawals, earnings, Premiums paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this extra report. We will tell you the current charge before we send you the report.

In addition, we will send you the reports required by the 1940 Act. We will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently if required by law. You should therefore give us prompt written notice of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly with any questions.

Limit on Right to Contest. We may not contest the insurance coverage under the Policy after the Policy has been in force for two years while the Insured is alive. If the Policy has lapsed and been reinstated, we may not contest the reinstatement after two years from the date of the reinstatement while the Insured is alive. We may not contest any increase in the Face Amount of the Policy after the increase has been in effect for two years while the Insured is alive.

Suicide. If the Insured commits suicide within two years of the Issue Date or within two years of any increase in the Face Amount, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, we will pay an amount equal to the Policy Value less any Policy Debt and the Policy will stop. If within two years of the effective date of any increase in the Face Amount the Insured commits suicide, we will pay a Death Benefit for the increase equal to the total cost of insurance charges.

Misstatement as to Age and Sex. If the age or sex of the Insured is incorrectly stated in the application, we will adjust the Death Benefit appropriately as specified in the Policy.

DISTRIBUTOR

Allstate Distributors, LLC, (“ADLLC”) serves as principal underwriter and distributor of the Policies. ADLLC is a wholly-owned subsidiary of Allstate Life Insurance Company. ADLLC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and is a member of FINRA.

Allstate New York does not pay ADLLC a commission for distribution of the Policies. The underwriting agreement with ADLLC provides that we will reimburse ADLLC for expenses incurred in distributing the Policies, including liability arising out of services we provide on the Policies.

========================================	2017 =======	2018 =======	2019 =======
========================================	=======	=======	=======
Commission paid to ADLLC that were paid to other broker-dealers and registered representatives	0	0	0
Commission kept by ADLLC	0	0	0
Other fees paid to ADLLC for distribution services	0	0	0

DISTRIBUTION OF THE POLICY

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Allstate New York offered the Policies on a continuous basis until December 31, 2008. The Policies were sold by registered representatives of broker-dealers who were our licensed insurance agents, either individually or through an incorporated insurance agency. Registered representatives may be eligible for a trail commission of 0.66% of Policy Value on Policies that have been in force for at least one year. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

Commissions payable to sales representatives for the sale of the Policy are calculated based on the total Premium payments. If you purchase a Primary Insured Rider, the commissions will vary depending on the allocation of your coverage between the base Policy and the Primary Insured Rider. The same initial Death Benefit will result in the highest commission when there is no Primary Insured Rider, with the commission declining as the portion of the Death Benefit coverage allocated to the Primary Insured Rider increases. Thus, the lowest commission amount is payable when the maximum Primary Insured Rider is purchased.

FINANCIAL STATEMENTS

The statements of net assets of each of the individual Sub-Accounts, which comprise the Separate Account, as of December 31, 2019, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two year period ended December 31, 2019 appear in the pages that follow. The financial statements of Allstate Life Insurance Company of New York as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019, and the related financial statement schedules of Allstate Life Insurance Company of New York and the accompanying Reports of Independent Registered Public Accounting Firm are incorporated herein in sections Items 11(e) and 11(f) of Form S-1, SEC File No.333-224078, filed on April 1, 2020. The financial statements and schedules of Allstate Life Insurance Company of New York incorporated herein should be considered only as bearing upon the ability of Allstate Life Insurance Company of New York to meet its obligations under the Policies.

COVID-19 and its impacts implicate many of the risk factors set forth under “Item 3(c). Risks Factors’’ in our Form S-1, SEC File No.333-224078, filed on April 1, 2020 for the year ended December 31, 2019. Risks related to a pandemic and economic uncertainty are described in our risk factors titled “A large-scale pandemic, the occurrence of terrorism or military actions may have an adverse effect on our business” and “Conditions in the global economy and capital markets could adversely affect our business and results of operations”. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its impact to our operations, but the effects could be material.

CYBER SECURITY RISKS

With the increasing use of technology and computer systems in general and, in particular, the Internet to conduct necessary business functions, we are susceptible to operational, information security and related risks. These risks, which are often collectively referred to as “cyber security” risks, may include deliberate or malicious attacks, as well as unintentional events and occurrences. These risks are heightened by our offering products with certain features, including those with automatic asset transfer or re-allocation strategies, and by our employment of complex investment, trading and hedging programs. Cyber security is generally defined as the technology, operations and related protocol surrounding and protecting a user’s computer hardware, network, systems and applications and the data transmitted and stored therewith. These measures ensure the reliability of a user’s systems, as well as the security, availability, integrity, and confidentiality of data assets.

Deliberate cyber attacks can include, but are not limited to, gaining unauthorized access (including physical break-ins and attempts to fraudulently induce employees, customers or other users of these systems to disclose sensitive information in order to gain access) to computer systems in order to misappropriate and/or disclose sensitive or

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confidential information; deleting, corrupting or modifying data; and causing operational disruptions. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (in order to prevent access to computer networks). In addition to deliberate breaches engineered by external actors, cyber security risks can also result from the conduct of malicious, exploited or careless insiders, whose actions may result in the destruction, release or disclosure of confidential or proprietary information stored on an organization’s systems.

Cyber security failures or breaches that could impact us and our Policy Owners, whether deliberate or unintentional, could arise not only in connection with our own administration of the Policy, but also with entities operating the Policy’s underlying funds and with third-party service providers to us. Cyber security failures originating with any of the entities involved with the offering and administration of the Policy may cause significant disruptions in the business operations related to the Policy. Potential impacts may include, but are not limited to, potential financial losses under the Policy, your inability to conduct transactions under the Policy and/or with respect to an underlying fund, an inability to calculate unit values with respect to the Policy and/or the net asset value (“NAV”) with respect to an underlying fund, and disclosures of your personal or confidential account information.

In addition to direct impacts to you, cyber security failures of the type described above may result in adverse impacts to us, including regulatory inquiries, regulatory proceedings, regulatory and/or legal and litigation costs, and reputational damage. Costs incurred by us may include reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. Considerable expenses also may be incurred by us in enhancing and upgrading computer systems and systems security to prevent or following a cyber security failure.

The rapid proliferation of technologies, as well as the increased sophistication and activities of organized crime, hackers, terrorists, hostile foreign governments, and others continue to pose new and significant cyber security threats. Although we, our service providers, and the underlying funds offered under the Policy may have established business continuity plans and risk management systems to mitigate cyber security risks, there can be no guarantee or assurance that such plans or systems will be effective, or that all risks that exist, or may develop in the future, have been completely anticipated and identified or can be protected against. Furthermore, we cannot control or assure the efficacy of the cyber security plans and systems implemented by third-party service providers, the underlying funds, and the issuers in which the underlying funds invest.

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PART C

OTHER INFORMATION

FINANCIAL STATEMENTS AND EXHIBITS

(a)

Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Allstate Life of New York Variable Life Separate Account A dated August 1, 1996./1

(a)(2) Board of Directors Resolution approving plan of merger – ALNY (filed herewith)

(a)(3) Board of Directors Resolution approving plan of merger – WRNY (filed herewith)

(b)	Not Applicable

(c)(i)    Form of Principal Underwriting Agreement. /2

(ii)	Amendment to Amended and Restated Principal Agreement (filed herewith)

(iii)	Form of Selling Agreement. /2

(iv)	Form of Schedule of Sales Commissions. /2

(d)	Form of Contract for the Consultant Protector Flexible Premium Variable Universal Life Policy. /1

(e)	Form of Application for the Consultant Protector Flexible Premium Variable Universal Life Policy /1

(f)	Amended and Restated Charter of Wilton Reassurance Life Company of New York (filed herewith)

(g)	Not Applicable

(h)	Fund Participation Agreements:

(1)	Form of Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc, Allstate Life Insurance Company of New York, and Allstate Life Financial Services, Inc./1

(2)	Form of Participation Agreement among the Alger American Fund, Allstate Life Insurance Company of New York & Fred Alger and Company, Incorporated./1

(3)	Form of Participation Agreement among Allstate Life Insurance Company of New York, Variable Insurance Products Fund and Fidelity Distributors Corporation./1

(4)	Form of Participation Agreement among Allstate Life Insurance Company of New York, Variable Insurance Products Fund II and Fidelity Distributors Corporation./1

(5)	Form of Fund Participation Agreement (Service Shares) between Janus Aspen Series and Allstate Life Insurance Company of New York./1

(6)	Form of Participation Agreement among Allstate Life Insurance Company of New York, Lazard Asset Management and Lazard Retirement Series, Inc. /1

(7)	Form of Participation Agreement between Allstate Life Insurance Company of New York, LSA Variable Series Trust and LSA Asset Management, LLC./1

(8)	Form of Participation Agreement among MFS Variable Insurance Trust, Allstate Life Insurance Company of New York, and Massachusetts Financial Services Company./1

(9)	Form of Participation Agreement between Allstate Life Insurance Company of New York and OCC Accumulation Trust./1

(10)	Form of Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and Allstate Life Insurance Company of New York. /1

(11)	Form of Participation Agreement among Panorama Series Fund, OppenheimerFunds, Inc., and Allstate Life Insurance Company of New York. /1

(12)	Form of Participation Agreement among PIMCO Variable Insurance Trust, Allstate Life Insurance Company of New York and PIMCO Funds Distributor LLC. /1

(13)	Form of Participation Agreement among Putnam Variable Trust, Putnam Retail Management, Inc., and Allstate Life Insurance Company of New York./1

(14)	Form of Participation Agreement among Rydex Variable Trust, Rydex Distributors, Inc. and Allstate Life Insurance Company of New York. /1

(15)	Form of Participation Agreement between Salomon Brothers Variable Series Fund, Inc., Salomon Brothers Asset Management, Inc. and Allstate Life Insurance Company of New York. /1

(16)	Form of Fund Participation Agreement between Allstate Life Insurance Company of New York and Deutsche Asset Management, Inc./1

(17)	Form of Participation Agreement between Scudder Variable Series I, Deutsche Investment Management Americas Inc., Scudder Distributors, Inc. and Allstate Life Insurance Company of New York./1

(18)	Form of Participation Agreement among Allstate Life Insurance Company of New York, T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and T. Rowe Price Investment Services,\Inc. /1

(19)	Form of Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds, Inc., Van Kampen Asset Management, Inc., and Allstate Life Insurance Company of New York. /1

(20)	Form of Participation Agreement among Allstate Life Insurance Company of New York, Van Kampen Universal Institutional Funds, and Van Kampen Asset Management, Inc./1

(21)	Form of Participation Agreement between Financial Investors Variable Insurance Trust and Allstate Life Insurance Company of New York./3

(i)(1)	Service Agreement among Allstate Life Insurance Company of New York, Intramerica Life Insurance Company and Wilton Re Services, Inc., effective October 1, 2021 (filed herewith)

(i)(2)	Transition Services Agreement among Allstate Insurance Company, Allstate Life Insurance Company of New York and Wilton Reassurance Company, effective October 1, 2021 (filed herewith).

(j)	Not Applicable

(k)	Opinion and Consent of Counsel. (filed herewith)

(l) (1) Actuarial Opinion - Not Applicable

(m)	Sample Calculation. /2

(n)	Other Consents:

(1)	Consent of Independent Auditor (filed herewith)

(o)	Not Applicable

(p)	Not Applicable

(q)	Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(ii). /1

(r)	Table of Surrender Charge Factors and Percentages. /2

(99)(a)	Power of Attorney Fleitz, Ponomarev, Braun, Sheefel, Lash, Schreiner, Overbeeke, Quinn, Deutsch, Sarlitto, Fahr (filed herewith)

/1 Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A, filed November 1, 2002 (File No. 333-100935).

/2 Previously filed in Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-100935) dated June 30, 2003.

/3 Previously filed in Post-Effective Amendment No. 6 to this Registration Statement (File No. 333-100935) dated April 30, 2009.

Item 27. EXECUTIVE OFFICERS AND DIRECTORS OF THE DEPOSITOR

Unless otherwise indicated, the principal business address of each of the directors and officers of Wilton Reassurance Life Company of New York is 20 Glover Avenue, 4th Floor, Norwalk, CT 06850.

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITION AND OFFICE WITH DEPOSITOR OF THE ACCOUNT

Michael E. Fleitz	Director and Chairman of the Board

Dmitri Ponomarev	Director and Vice Chairman

Perry H. Braun	Director, Senior Vice President, Chief Investment Officer

Scott Sheefel	Director, President

Steven D. Lash	Director, Senior Vice President, Chief Financial Officer

John P. Schreiner*	Director

David Overbeeke*	Director

John J. Quinn*	Director

Robert Deutsch*	Director

Mark R. Sarlitto	Senior Vice President, General Counsel, Secretary

Enrico Treglia	Senior Vice President, Chief Operating Officer

Robert Buckner	Vice President, Valuation Actuary, Illustration Actuary

Lauren Mak	Vice President, Director of Financial Planning and Analysis

Robert Fahr	Vice President, Controller

Cathleen Manka	Tax Director

Patricia Harrigan	Assistant Secretary

Jaime Merritt	Assistant Secretary

Craig Mills	Assistant Secretary

Steven Hancock**	Chief Information Security Officer

Carol Allen**	Chief Compliance Officer

Michael Khoury***	Claims Officer

Brandie Ray***	Claims Officer

Cindy Sumner***	Claims Officer

Individuals marked with an * are outside directors whose address is c/o WRNY, 800 Westchester Avenue, Suite 641 N, Rye Brook, NY 10573. The principal business address for individuals marked with ** is 5000 Yonge Street, Toronto, Ontario. The principal business address for individuals marked with *** is 900 Washington Ave., Waco, TX 76701.

Item 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Item 29: INDEMNIFICATION

The Amended and Restated Charter of Wilton Reassurance Life Company of New York (Depositor) provide for the indemnification of its directors against damages for breach of duty as a director, so long as such person acts or omissions were not in bad faith or involve intentional misconduct or acts or omissions that such person know or reasonable should have known violated the Insurance law or that constituted a knowing violation of any other law that such person personally gain in fact a financial profit or other advantage to which such person was not legally entitled.

Under the terms of the underwriting agreement, the Depositor agrees to indemnify the Distributor for any act or omission in the course of or in connection with rendering services under the underwriting agreement or arising out of the purchase , retention or surrender of a contract; provided however that the company will not indemnify Distributor for any such liability that results from the willful misfeasance, bad faith or gross negligence of Distributors or from the reckless disregard by Distributors of its duties and obligations arising under the underwriting agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public Policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. PRINCIPAL UNDERWRITERS

Allstate Distributors, LLC, (“ADLLC”) serves as principal underwriter and distributor of the Policies.

In addition to Allstate Life of New York Variable Life Separate Account A, ADLLC serves as the principal distributor of certain life insurance policies and the following separate accounts:

Allstate Life Variable Life Separate Account A

Allstate Life Insurance Co Variable Annuity Separate Account C

Intramerica Variable Annuity Account

Allstate Assurance Company Variable Life Separate Account

Lincoln Benefit Life Variable Life Account

The following are the directors and officers of ADLLC. The principal business address of each of the officers and directors listed below is 3075 Sanders Road, Northbrook, IL 60062.

Name	Position with Distributor
MARY K. NELSON	MANAGER, AND CHAIRMAN OF THE BOARD AND PRESIDENT
ANGELA K. FONTANA	MANAGER, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
REBECCA D. KENNEDY	MANAGER
BRIGITTE K. LENZ	MANAGER
JESSE E. MERTEN	MANAGER
JOHN C. PINTOZZI	SENIOR VICE PRESIDENT AND CONTROLLER
CHRISTINA HWANG	SENIOR VICE PRESIDENT
KENNETH P. PRIESS	VICE PRESIDENT AND TREASURER
COURTNEY V. WELTON	SENIOR VICE PRESIDENT AND CHIEF PRIVACY AND ETHICS OFFICER
DANA GOLDSTEIN	CHIEF COMPLIANCE OFFICER
DANIEL G. GORDON	VICE PRESIDENT AND ASSISTANT SECRETARY
LISETTE S. WILLEMSEN	ASSISTANT SECRETARY
CAROL E. LUNDAHL	VICE PRESIDENT AND ASSISTANT TREASURER
MARILYN V. HIRSCH	SENIOR VICE PRESIDENT AND ASSISTANT TREASURER
JOSEPH M. WASHBURN	VICE PRESIDENT AND ASSISTANT TREASURER

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commission	Other Compensation
Allstate Distributors, L.L.C.	$0	$0	$0	$0

Item 31. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Wilton Reassurance Company, 20 Glover Avenue, 4th Floor, Norwalk, CT 06850 and the Principal Underwriter, ADLLC, located at 3075 Sanders Road, Northbrook, Illinois 60062.

Item 32. MANAGEMENT SERVICES

None.

Item 33. FEE REPRESENTATION

Wilton Reassurance Life Company of New York hereby represents that the aggregate fees and charges deducted under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Wilton Reassurance Life Company of New York.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Norwalk, State of Connecticut, on the day of November 1, 2021.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

(REGISTRANT)

BY: WILTON REASSURANCE LIFE COMPANY OF NEW YORK

(DEPOSITOR)

By:
Michael E. Fleitz*, Director and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the day of November 1, 2021.

Signature	Title	Date

	Director and Chairman of the Board (Chief Executive Officer)	11/01/21
Michael E. Fleitz*

	Director and Vice Chairman	11/01/21
Dmitri Ponomarev*

	Director, Senior Vice President, Chief Investment Officer	11/01/21
Perry H. Braun*

	Director, President	11/01/21
Scott Sheefel*

	Director, Chief Financial Officer, Senior Vice President (Chief Financial Officer)	11/01/21
Steven D. Lash*

	Director	11/01/21
John P. Schreiner *

	Director	11/01/21
David Overbeeke*

	Director	11/01/21
John J. Quinn *

	Director	11/01/21
Robert Deutsch *

	General Counsel, Senior Vice President, Secretary	11/01/21
Mark R. Sarlitto*

	Vice President, Controller (Chief Accounting Officer)	11/01/21
Robert Fahr*

/s/ Jaime Merritt *Signed by Jaime Merritt as Attorney in Fact

EXHIBIT INDEX

EXHIBIT NO.
26(a)(2)	Board of Directors Resolution approving plan of merger – ALNY
26(a)(3)	Board of Directors Resolution approving plan of merger – WRNY
26(c)(ii)	Amendment to Amended and Restated Principal Underwriting Agreement
26(f)	Amended and Restated Charter of Wilton Reassurance Life Company of New York
26 (i)(1)	Service Agreement among Allstate Life Insurance Company of New York, Intramerica Life Insurance Company and Wilton Re Services, Inc., effective October 1, 2021
26(i)(2)	Transition Services Agreement among Allstate Insurance Company, Allstate Life Insurance Company of New York and Wilton Reassurance Company, effective October 1, 2021

26(k)	Opinion and Consent of Counsel
26(n)(1)	Consent of Independent Auditor

99(a)	Power of Attorney Fleitz, Ponomarev, Braun, Sheefel, Lash, Schreiner, Overbeeke, Quinn, Deutsch, Sarlitto, Fahr